Exhibit 99.1

                , 2014

Dear Exelis Inc. Shareholder:

I am pleased to inform you that on December 11, 2013, the Board of Directors of Exelis Inc. (“Exelis”) approved a plan to separate the company’s military and government services business into an independent, publicly traded company, Vectrus, Inc. (“Vectrus”). Following completion of the transaction, the new company will be a leading provider of infrastructure asset management, logistics and supply chain management, and information technology and network communication services to the U.S. government worldwide.

Exelis will continue to trade on the New York Stock Exchange as a leader in Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) related products, networks and systems. Exelis will retain a portfolio of mission critical, affordable and platform agnostic products and services for managing global threats, conflicts and complexities and focus its future investments on strengthening four strategic growth platforms: Critical Networks; ISR & Analytics; Electronic Warfare; and Aerostructures. Immediately following the completion of the spin-off, Exelis shareholders will own all of the outstanding shares of common stock of Vectrus.

We believe the spin-off is in the best interests of our company, its shareholders and other stakeholders, as it will enable both Exelis and Vectrus to become more agile, better aligned and able to more effectively meet the needs of their respective customers, both domestically and internationally.

The spin-off will be completed by way of a pro rata distribution of Vectrus common stock to our shareholders of record as of 5:00 p.m., New York time, on September 18, 2014, the spin-off record date. Each Exelis shareholder will receive one share of Vectrus common stock for every 18 shares of Exelis common stock held by such shareholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the spin-off, shareholders may request that their shares of Vectrus common stock be transferred to a brokerage or other account at any time.

The spin-off is subject to certain customary conditions. Shareholder approval of the distribution is not required, nor are you required to take any action to receive your shares of Vectrus common stock.

Immediately following the spin-off, you will own common stock in Exelis and Vectrus. The common stock of Exelis will continue to trade on the New York Stock Exchange under the symbol “XLS”. Vectrus intends to have its common stock listed on the New York Stock Exchange under the symbol “VEC”.

We expect the spin-off to be tax-free to the shareholders of Exelis, except to the extent of cash received in lieu of fractional shares. The spin-off is conditioned on, among other things, the receipt of an opinion of counsel confirming that the spin-off will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended.

We have prepared an information statement, which describes the spin-off in great detail and contains important information about Vectrus, including historical combined financial statements. We are mailing to all Exelis shareholders a notice with instructions informing holders how to access the information statement online. We urge you to read the information statement carefully.

I want to thank you for your continued support of Exelis, and we all look forward to your support of both companies in the future.

Yours sincerely,

David F. Melcher

Chief Executive Officer and President

Exelis Inc.

                , 2014

Dear Vectrus, Inc. Shareholder:

It is our pleasure to welcome you as a shareholder of our company, Vectrus, Inc. (“Vectrus”), a leading provider of infrastructure asset management, logistics and supply chain management, and information technology and network communication services to the U.S. government worldwide. We have more than 50 years of experience serving customers with complex requirements in difficult locations. Our reputation is one of responsiveness, high ethical standards, and affordability.

Our infrastructure asset management, logistics and supply chain management, and information technology and network communication competencies are well positioned for core and adjacent opportunities. We have the experienced management team to realize our vision and we look forward to the prospects that await us as a new company.

As an independent and publicly traded company, we believe we can more effectively focus on our market opportunities and manage capital allocation to bring increasing value to our shareholders.

We expect to have Vectrus common stock listed on the New York Stock Exchange under the symbol “VEC” in connection with the distribution of Vectrus common stock by Exelis Inc.

We invite you to learn more about Vectrus by reviewing the enclosed information statement, and to join in our excitement in this new phase of our corporate life.

Very truly yours,

Kenneth W. Hunzeker

Chief Executive Officer

Vectrus, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2014

INFORMATION STATEMENT

VECTRUS, INC.

Common Stock

(par value $0.01 per share)

This information statement is being sent to you in connection with the separation of Vectrus, Inc. (“Vectrus”) from Exelis Inc. (“Exelis”), following which Vectrus will be an independent, publicly traded company. As part of the separation, Exelis will undergo an internal reorganization, after which it will complete the separation by distributing all of the outstanding shares of Vectrus common stock on a pro rata basis to the holders of Exelis common stock. We refer to this pro rata distribution as the “distribution” and we refer to the separation, including the internal reorganization and distribution, as the “spin-off.” We expect that the spin-off will be tax-free to Exelis shareholders for U.S. Federal income tax purposes, except to the extent of cash received in lieu of fractional shares. Each Exelis shareholder will receive one share of Vectrus common stock for every 18 shares of Exelis common stock held by such shareholder on September 18, 2014, the record date. The distribution of shares will be made in book-entry form. Exelis will not distribute any fractional shares of Vectrus common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the spin-off. The distribution will be effective as of 12:01 a.m., New York time, on September 27, 2014. Immediately after the distribution becomes effective, we will be an independent, publicly traded company.

No vote or other action of Exelis shareholders is required in connection with the spin-off. We are not asking you for a proxy and you should not send us a proxy. Exelis shareholders will not be required to pay any consideration for the shares of Vectrus common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their Exelis common stock or take any other action in connection with the spin-off.

All of the outstanding shares of Vectrus common stock are currently owned by Exelis. Accordingly, there is no current trading market for Vectrus common stock. We expect, however, that a limited trading market for Vectrus common stock, commonly known as a “when-issued” trading market, will develop at least two trading days prior to the record date for the distribution, and we expect “regular-way” trading of Vectrus common stock will begin the first trading day after the distribution date. We intend to list Vectrus common stock on the New York Stock Exchange under the ticker symbol “VEC”.

In reviewing this information statement, you should carefully consider the matters described in “Risk Factors” beginning on page 17 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is                 , 2014.

A Notice of Internet Availability of Information Statement Materials containing instructions describing how to access this Information Statement was first mailed to Exelis shareholders on or about                     , 2014.

SUMMARY

This summary highlights information contained in this information statement and provides an overview of our company, our separation from Exelis and the distribution of Vectrus common stock by Exelis to its shareholders. For a more complete understanding of our business and the spin-off, you should read this entire information statement carefully, particularly the discussion set forth under “Risk Factors” and our audited historical combined financial statements, our unaudited pro forma condensed combined financial statements and the respective notes to those statements included in this information statement.

Except as otherwise indicated or unless the context otherwise requires, “Vectrus,” “the Company,” “our company,” “we,” “us” and “our” refer to Vectrus, Inc. and its subsidiaries after giving effect to the internal reorganization preceding the distribution described in this information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the internal reorganization preceding the distribution.

Our Company

We are a leading provider of infrastructure asset management, logistics and supply chain management, and information technology and network communication services to the U.S. government worldwide. Our services include operations, maintenance, management, engineering and sustainment for physical assets including a wide variety of facilities, information technology, network and communication systems, vehicles and equipment. We have a proven history of deploying resources rapidly and with precision to support the mission success of our customers. Leveraging a history of more than 50 years, we provide global service solutions in 18 countries across four continents in both stable and unstable environments. For the six months ended June 30, 2014 and year ended December 31, 2013, we had revenue of $617 million and $1.5 billion, respectively, all of which was derived from U.S. government customers.

We operate in a single segment and offer services in three major capability areas: infrastructure asset management, logistics and supply chain management, and information technology and network communication services. Our infrastructure asset management services support the U.S. Army, Air Force, and Navy, and include infrastructure services, security, warehouse management and distribution, ammunition management, military base maintenance and operations, communications, emergency services, transportation, and life support activities at a number of critical global military installations. Our logistics and supply chain management services support and maintain the vehicle and equipment stocks of the U.S. Army and Marine Corps. Our information technology and network communication capabilities consist of operation and maintenance of communications systems, network security, systems installation, and full life cycle management of information technology systems for the U.S. Army, Air Force and Navy.

Our primary customer is the Department of Defense (DoD) with a high concentration in the U.S. Army. For the year ended December 31, 2013, we generated approximately 92% of our total revenue from the U.S. Army. We added our first U.S. Marine Corps contract in 2013. We attribute the strength of our customer relationships to our focus on operational performance, global responsiveness and cost efficiencies, as well as our core values of integrity, respect and responsibility.

We employ approximately 6,800 people and engage more than 7,250 subcontractor personnel around the world. This includes an experienced management team with an average of 28 years of experience in the military, industry, and a wide range of U.S. government entities. Our management team has a proven track record of winning new contracts, driving premier operating efficiency, and managing all aspects of the demanding compliance culture required to do business with the U.S. government in the United States and abroad. We are also a leading employer of veterans with more than 30% of our employees reporting a military background, and we have been recognized a number of times in recent years by veteran-focused organizations as a military-friendly employer.

Our Strengths

With a deep understanding of our customers’ needs and missions, we create value through operational excellence, delivering superior program performance and by providing compelling and differentiated value added services. Our core strengths include:

•	Proven Strong Performance and Enduring Relationships. We have long, enduring relationships with strategically essential government customers, including some that have lasted for more than 30 years, and a sustained track record of repeat awards for our key contracts and winning new contracts. We believe our success and the continuity of demand for our services are due to our deep understanding of our customers’ needs as well as their trust and confidence in our ability to respond quickly and deliver specific expertise on a cost efficient basis. Independent reports from customers typically rate our company at the highest levels for technical expertise, responsiveness, quality control, cost control, and management capability. We were the prime contractor on 85% of our revenue for the year ended December 31, 2013. Our strong customer relationships and close proximity enable us to develop deep customer knowledge and translate our mission understanding into successful program execution and continued demand for our services.

•	Rapid and Agile Global Operating Capabilities. For more than 50 years, we have consistently demonstrated our ability to quickly and efficiently respond to customer requirements anywhere in the world serving critical and enduring national security needs. We excel at providing services for our customers in any location from the United States to Europe to remote locations in the Middle East and Afghanistan. Our contracts require quick start-up in complex locations for customer missions that cannot be disrupted. We respond effectively and rapidly with qualified personnel and effective management systems, as well as the necessary tools, equipment, and supplies for full service functionality. This expeditionary posture demonstrates our aptitude at interpreting and complying with varied, complex, changing and often unpredictable requirements of foreign laws and business environments. We leverage our network of in-house and local counsel to monitor and control compliance risk, which we believe gives us a competitive advantage in our market segment.

•	Attractive Business Dynamics. We have a highly variable cost structure, allowing our company significant flexibility to adapt to changing market conditions and contract structures. We are able to manage and perform both cost-reimbursable and firm-fixed-price contracts, as well contracts that include elements of both these contract types, which are increasingly common. Several contracts have been won under low price-technically acceptable terms, and are profitable, demonstrating our insightful bid strategy as well as outstanding operational capability. Over the past three years, our capital expenditures and working capital as a percentage of total revenue has averaged 0.16% and 5.2%, respectively. Combined with our low fixed cost structure, this provides us with a substantial degree of operating and financial flexibility.

•	Integrated Service Offerings. We provide a full spectrum of support and an efficient single point of responsibility for our customers, and we regularly combine the components across our main service offerings, or within each offering, to create a customer value proposition. The integration of these capabilities facilitates our ability to act as the prime contractor more often, makes us more cost competitive, creates more value for our stakeholders, and allows us to more effectively support our customers’ missions.

•

Experienced Team with Deep Industry and Market Knowledge. Crucial to our success is the quality, training, commitment and experience of our workforce, which possesses a comprehensive understanding of the operating environment of our customers. Our hiring practices are honed to select the most qualified and best suited candidates for each assignment. Our workforce has deep technical expertise, including more than 3,000 technical certifications in the information technology (IT) area. Additionally, more than 35% of our workforce holds an active security clearance, which is required on many of our existing and future program opportunities. Members of our senior management team, which is led by Kenneth Hunzeker who will serve as our Chief Executive Officer and President, have held a variety of senior leadership roles with a record of delivering customer solutions and, collectively, have an average of 28 years of relevant industry, military and government experience.

•	Culture of Compliance and Certified Processes. At the time of our spin-off from Exelis, we expect that our business systems will have been approved by the U.S. government entities that audit contractors. We are disciplined in our approach to monitor and control compliance with U.S. government regulations reducing legal and reputational risk, which we believe gives us a competitive advantage in our market segment. We have stringent and proven processes for management, engineering, business development, technical support and services, and we strive to bring demonstrated and successful processes to every endeavor. We are certified to a number of recognized international benchmarks that require rigorous discipline to maintain the high standards of conformity. We hold certifications in areas including quality management system (ISO 9001), occupational health and safety management system (OHSAS 18001) and IT service management system (ISO 20000). In addition, we maintain a Capability Maturity Model Integration (CMMI) maturity level 3 appraisal for our network communication services.

Our Business Strategy

By delivering value to our customers through exceptional performance and cost efficiencies, we are positioned to continue to drive earnings and cash flow, and create value for our shareholders. Key components of our business strategy include:

•	Expand Our Geographic Footprint. The drawdown of U.S. Forces from Afghanistan will result in the contraction of certain of our programs. We have realigned our resources to invest in new business opportunities in the United States, Middle East and North Africa (MENA) and the Pacific. We believe the ability to ramp up quickly, and then sustain a qualified workforce on large, complex programs will continue to be a differentiator for our company. This capability enables us to win contracts from existing and new customers, and we expect will enhance our market leadership position.

•	Broaden Our Customer Base. We intend to leverage our leadership position in the Middle East with the U.S. Army to provide our full range of offerings to other U.S. government military and civil agencies in the United States and worldwide. We believe our core strengths of program performance and operational excellence, and our focus on the needs and missions of our customers, have allowed us to thrive with current customers and will translate to further growth with closely related new U.S. government customers.

•	Capitalize on Essential Infrastructure Asset Management and Sustainment Services. We intend to continue to provide services to the U.S. government in light of its reliance on civilian contractors and its significant expenditures on the types of services we provide. The requirements we fill are essential to the basic operation of the mission of our customers. We will pursue opportunities that provide mission critical and enduring services, such as information technology support, rather than only optional upgrades or replacements.

•	Extend, Deepen and Enhance Our Technical Capabilities. We expect to internally invest in our own capabilities as well as evaluate and pursue acquisitions on a strategic basis, with a view to adding capabilities that allow us to deliver an even higher value added and differentiated service.

Other Information

Vectrus was incorporated in the State of Indiana on February 4, 2014. Our headquarters are located in Colorado Springs, Colorado, at 655 Space Center Drive. Our telephone number is (719) 591-3600.

The Spin-Off

Overview

On December 11, 2013, the Board of Directors of Exelis approved a plan to spin-off Vectrus from Exelis, following which Vectrus will be an independent, publicly traded company.

Before our spin-off from Exelis, we will enter into a Distribution Agreement and several other agreements with Exelis related to the spin-off. These agreements will govern the relationship between us and Exelis after completion of the spin-off and provide for the allocation between us and Exelis of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also include arrangements with respect to transitional services to be provided by Exelis to Vectrus. See “Certain Relationships and Related Party Transactions—Agreements with Exelis Related to the Spin-Off.”

The distribution of Vectrus common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, Exelis has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Exelis determines, in its sole discretion, that the spin-off is not in the best interests of Exelis or its shareholders or other constituents, that a sale or other alternative is in the best interests of Exelis or its shareholders or other constituents, or that market conditions or other circumstances are such that it is not advisable at that time to separate Vectrus from Exelis. See “The Spin-Off—Conditions to the Spin-Off.” Additionally, prior to the completion of the spin-off, we will raise indebtedness in an amount estimated at $140 million under a senior secured term facility and enter into a senior secured revolving facility permitting borrowings of up to $75 million. See “Description of Material Indebtedness.” The proceeds from the senior secured term facility will be used to fund a cash distribution to Exelis that is expected to be approximately $119 million.

Questions and Answers About the Spin-Off

The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q:	What is the spin-off?

A:	The spin-off is the series of transactions by which Vectrus will separate from Exelis. To complete the spin-off, Exelis will distribute to its shareholders all of the outstanding shares of Vectrus common stock. We refer to this as the distribution. Following the spin-off, Vectrus will be a separate company from Exelis, and Exelis will not retain any ownership interest in Vectrus.

Q:	What will I receive in the spin-off?

A:	As a holder of Exelis common stock, you will retain your Exelis shares of common stock and will receive one share of Vectrus common stock for every 18 shares of Exelis common stock you own as of the record date. The number of shares of Exelis common stock you own and your proportionate interest in Exelis will not change as a result of the spin-off. See “The Spin-Off.”

Q:	What is Vectrus?

A:	Vectrus is a leading provider of infrastructure asset management, logistics and supply chain management, and information technology and network communication services to the U.S. government worldwide. Vectrus is currently a subsidiary of Exelis whose shares will be distributed to Exelis shareholders when the spin-off is completed. After the spin-off is completed, Vectrus will be an independent, publicly traded company.

Q:	Why is the separation of Vectrus structured as a spin-off?

A:	On December 11, 2013, the Board of Directors of Exelis approved a plan to spin-off the military and government services business of Exelis into a new company. Exelis determined, and continues to believe, that a spin-off is the most efficient way to accomplish a separation of our business from Exelis for various reasons, including: (i) a spin-off would be a tax-free distribution of Vectrus common stock to Exelis shareholders; (ii) a spin-off offers a higher degree of certainty of completion in a timely manner, lessening disruption to current business operations; and (iii) a spin-off provides greater assurance that decisions regarding Vectrus’s capital structure support future financial stability. After consideration of strategic alternatives, including a sale, Exelis believes that a tax-free spin-off will enhance the long-term value of both Exelis and Vectrus. See “The Spin-Off—Reasons for the Spin-Off.”

Q:	Can Exelis decide to cancel the distribution of the Vectrus common shares even if all the conditions have been met?

A:	Yes. The distribution of Vectrus common stock is subject to the satisfaction or waiver of certain conditions. See “The Spin-Off—Conditions to the Spin-Off.” Exelis has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Exelis determines, in its sole discretion, that the spin-off is not in the best interests of Exelis or its shareholders or other constituents, that a sale or other alternative is in the best interests of Exelis or its shareholders or other constituents, or that market conditions or other circumstances are such that it is not advisable at that time to separate Vectrus from Exelis. In the event the Board of Directors of Exelis determines to waive a material condition to the distribution, to modify a material term of the distribution or not to proceed with the spin-off, Exelis intends to promptly issue a press release or other public announcement and file a Current Report on Form 8-K to report such event. The Company is not aware of any circumstances under which the distribution would be abandoned.

Q:	What is being distributed in the spin-off?

A:	Approximately 10 million shares of Vectrus common stock will be distributed in the spin-off, based on the number of shares of Exelis common stock expected to be outstanding as of September 18, 2014, the record date, and assuming a distribution ratio of one-to-eighteen. The exact number of shares of Vectrus common stock to be distributed will be calculated on the record date. The shares of Vectrus common stock to be distributed by Exelis will constitute all of the issued and outstanding shares of Vectrus common stock immediately prior to the distribution. See “Description of Capital Stock—Common Stock.”

Q:	When is the record date for the distribution?

A:	The record date is September 18, 2014.

Q:	When will the distribution occur?

A:	The distribution date of the spin-off is September 27, 2014. We expect that it will take the distribution agent, acting on behalf of Exelis, up to two weeks after the distribution date to fully distribute the shares of Vectrus common stock to Exelis shareholders.

Q:	What do I have to do to participate in the spin-off?

A:	Nothing. You are not required to take any action, although you are urged to read this entire document carefully. No shareholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of Vectrus common stock. You will neither be required to pay anything for the new shares nor be required to surrender any shares of Exelis common stock to participate in the spin-off.

Q:	How will fractional shares be treated in the spin-off?

A:	Fractional shares of Vectrus common stock will not be distributed. Fractional shares of Vectrus common stock to which Exelis shareholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent at prevailing market prices. The aggregate net cash proceeds of the sales will be distributed ratably to those shareholders who would otherwise have received fractional shares of Vectrus common stock. See “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation. Receipt of the proceeds from these sales will generally result in a taxable gain or loss to those shareholders. Each shareholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such shareholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Why has Exelis determined to undertake the spin-off?

A:	The Exelis Board of Directors has determined that the spin-off is in the best interests of Exelis, its shareholders and other stakeholders because the spin-off will provide the following key benefits:

•	Greater Strategic Focus of Management’s Efforts and Resources. The military and government services business of Exelis (the Mission Systems business) has historically exhibited different financial and operating characteristics than the other businesses of Exelis, especially the Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) related businesses, which are a key component of the future growth strategy of Exelis. Management of Exelis and we believe that the Mission Systems business and the other businesses of Exelis have limited similarities, benefit from limited synergies and require different capital expenditure and management strategies in order to maximize their respective long-term value. Consequently, the management resources of each of Exelis and us would be more efficiently utilized if concentrated on our respective businesses.

•	Enhanced Focus on Customers. Both Exelis and we believe that, as a unified, independently managed, stand-alone company, our management will be able to more closely align internal resources, including senior management time, with the unique priorities and realities of customers of our business.

•	Direct and Differentiated Access to Capital Resources. After the spin-off, we will no longer need to compete with the other businesses of Exelis for capital resources. Both Exelis and we believe that direct and differentiated access to capital resources will allow each of us to better optimize the amounts and terms of the capital needed for each of the respective businesses, aligning financial and operational characteristics with market expectations.

•	Enhanced Choices for Investors by Offering Investment Opportunities in Separate Entities. After the spin-off, investors should be able to better evaluate our financial performance, as well as our strategy within the context of our markets, thereby enhancing the likelihood that we will achieve an appropriate market valuation. As a result of the spin-off, our management should be able to implement goals and evaluate strategic opportunities in light of investor expectations within our specialties without undue attention to investor expectations in other specialties.

•	Improved Management Incentive Tools. Similar to Exelis, we expect to use our equity to compensate current and future employees. In multi-business companies such as Exelis, it is difficult to structure incentives that reward managers in a manner directly related to the performance of their respective business units. By granting stock based compensation tied directly to the Mission Systems business, equity compensation will be in line with the financial results of the managers’ direct work product. As a result, the incentives offered by our compensation plan will be less diluted and more effective.

•	Ability to Utilize Stock as an Acquisition Currency. Although we are not currently planning any acquisitions involving the use of our stock, the spin-off will enable us to use our stock as currency to pursue certain financial and strategic objectives, including tax-free merger transactions. In addition, future strategic transactions with similar businesses will be more easily facilitated through the use of our stock as consideration.

Q:	What are the U.S. Federal income tax consequences of the spin-off?

A:	The spin-off is conditioned on the receipt by Exelis of an opinion of tax counsel to the effect that the spin-off will qualify as a tax-free distribution to Exelis and its shareholders under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”). Exelis expects to receive such opinion at or prior to the time of the consummation of the spin-off. Although Exelis has no current intention to do so, such condition is solely for the benefit of Exelis and its shareholders and may be waived by Exelis in its sole discretion. The tax consequences of the distribution are described in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Will the Vectrus common stock be listed on a stock exchange?

A:	Yes. Although there is not currently a public market for Vectrus common stock, before completion of the spin-off, Vectrus will apply to list its common stock on the New York Stock Exchange (the “NYSE”) under the symbol “VEC”. It is anticipated that trading of Vectrus common stock will commence on a “when-issued” basis at least two trading days prior to the record date. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. “When-issued” trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any “when-issued” trading with respect to Vectrus common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See “Trading Market.”

Q:	Will my shares of Exelis common stock continue to trade?

A:	Yes. Exelis common stock will continue to be listed and trade on the NYSE under the symbol “XLS”.

Q:	If I sell, on or before the distribution date, shares of Exelis common stock that I held on the record date, am I still entitled to receive shares of Vectrus common stock distributable with respect to the shares of Exelis common stock I sold?

A:	Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, Exelis common stock will begin to trade in two markets on the New York Stock Exchange: a “regular-way” market and an “ex-distribution” market. If you hold shares of Exelis common stock as of the record date for the distribution and choose to sell those shares in the “regular-way” market after the record date for the distribution and on or before the distribution date, you also will be selling the right to receive the shares of Vectrus common stock in connection with the spin-off. However, if you hold shares of Exelis common stock as of the record date for the distribution and choose to sell those shares in the “ex-distribution” market after the record date for the distribution and on or before the distribution date, you will still receive the shares of Vectrus common stock in the spin-off.

Q:	Will the spin-off affect the trading price of my Exelis stock?

A:

Yes, the trading price of shares of Exelis common stock immediately following the distribution is expected to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of the Vectrus business. However, we cannot predict the price at which the Exelis shares will trade following the spin-off.

Q:	What indebtedness will Vectrus have following the spin-off?

A:	It is anticipated that, prior to the completion of the spin-off, we will raise indebtedness in an amount estimated at $140 million under a senior secured term facility and enter into a senior secured revolving facility permitting borrowings of up to $75 million. See “Description of Material Indebtedness.” The proceeds from the senior secured term facility will be used to fund a cash distribution to Exelis that is expected to be approximately $119 million.

Q:	Who will comprise the senior management team and Board of Directors of Vectrus after the spin-off?

A:	Following the spin-off, our senior management team will be led by Kenneth Hunzeker, who will serve as our Chief Executive Officer and President. Our executive officers have held a variety of senior leadership roles at Vectrus and, collectively, have an average of 28 years of relevant industry, military and government experience. Mr. Hunzeker will also serve on the Board of Directors. The non-executive chairman of the Board of Directors will be Louis Giuliano, a previous chairman, president and chief executive officer of ITT Corporation. See “Management” for information on our executive officers and Board of Directors.

Q:	What will be the relationship between Exelis and Vectrus after the spin-off?

A:	Following the spin-off, Vectrus will be an independent, publicly traded company and Exelis will have no continuing stock ownership interest in Vectrus. Vectrus will have entered into a Distribution Agreement with Exelis and will enter into several other agreements for the purpose of allocating between Vectrus and Exelis various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also govern Vectrus’s relationship with Exelis following the spin-off and will provide arrangements for employee matters, tax matters, intellectual property matters, insurance matters and other specified liabilities, rights and obligations attributable to periods before and, in some cases, after the spin-off. These agreements will also include arrangements with respect to transitional services to be provided by Exelis to Vectrus. The Distribution Agreement will provide, in general, that Vectrus will indemnify Exelis against any and all liabilities arising out of Vectrus’s business as constituted in connection with the spin-off and any other liabilities and obligations assumed by Vectrus, and that Exelis will indemnify Vectrus against any and all liabilities arising out of the businesses of Exelis as constituted in connection with the spin-off and any other liabilities and obligations assumed by Exelis.

Q:	What will Vectrus’s dividend policy be after the spin-off?

A:	We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences, applicable law and such other factors as our Board of Directors may deem relevant. See “Dividend Policy.”

Q:	What are the anti-takeover effects of the spin-off?

A:

Some provisions of the amended and restated articles of incorporation of Vectrus and the amended and restated by-laws of Vectrus, Indiana law and possibly the agreements governing Vectrus’s new debt, as each will be in effect immediately following the spin-off, may have the effect of making more difficult an acquisition of control of Vectrus in a transaction not approved by Vectrus’s Board of Directors. See “Description of Capital Stock— Provisions of Our Amended and Restated Articles of Incorporation and Amended and Restated By-Laws That Could Delay or Prevent a Change in Control.” In addition, under the Tax Matters Agreement, Vectrus will agree not to enter into any transaction for a period of two years following the distribution involving an acquisition (including issuance) of Vectrus common stock or any other transaction that could cause the distribution to be taxable to Exelis. The parties will also agree to indemnify each other for any tax resulting from any such transaction to the extent a party’s actions caused such tax liability, whether or not the indemnified party consented to such transaction or the indemnifying party was otherwise permitted to enter into such transaction under the Tax Matters Agreement, and for all or a portion of any tax liabilities resulting from the distribution under certain other circumstances. Generally, Exelis will recognize a taxable gain on the distribution if there are one or more acquisitions (including issuances) of Vectrus capital stock representing 50% or more of Vectrus’s then-outstanding stock, measured by vote or value, and the acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any such acquisition of Vectrus common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% shareholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. As a result, Vectrus’s obligations may discourage, delay or prevent a change of control of Vectrus.

Q:	What are the risks associated with the spin-off?

A:	There are a number of risks associated with the spin-off and ownership of Vectrus common stock. These risks are discussed under “Risk Factors.”

Q:	How will the spin-off affect Vectrus’s relationship with its customers?

A:	We believe we have well-established relationships with our principal customers. We believe the spin-off will enable us to better focus on those customers and to align our resources with their priorities. As we seek to enter into new contracts with our customers, we expect to continue to provide information to enable them to have ongoing confidence in our management, our workforce and our ability to perform, including our financial stability.

Q:	Where can I get more information?

A.	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

Computershare Trust Company, N.A.
Address: 211 Quality Circle, Suite 210
College	Station, TX 77845
Toll Free Number: 888-847-8927

Before the spin-off, if you have any questions relating to the spin-off, you should contact Exelis at:

Exelis Inc.
Investor Relations
Phone: 703-245-4292
Email: exelisinvestorrelations@exelisinc.com
www.exelisinc.com

After the spin-off, if you have any questions relating to Vectrus, you should contact Vectrus at:

Vectrus, Inc.
Investor Relations
Phone: 719-591-3600
www.vectrus.com

Summary of the Spin-Off

Distributing Company	Exelis Inc., an Indiana corporation. After the distribution, Exelis will not own any shares of Vectrus common stock.

Distributed Company	Vectrus, Inc., an Indiana corporation and a wholly owned subsidiary of Exelis. After the spin-off, Vectrus will be an independent, publicly traded company.

Distributed Securities	All of the outstanding shares of Vectrus common stock owned by Exelis, which will be 100% of Vectrus common stock issued and outstanding immediately prior to the distribution.

Record Date	The record date for the distribution is September 18, 2014.

Distribution Date	The distribution date is September 27, 2014.

Internal Reorganization	As part of the spin-off, Exelis will undergo an internal reorganization, which we refer to as the “internal reorganization,” that will, among other things and subject to limited exceptions: (i) allocate and transfer to a newly formed indirect subsidiary of Exelis those assets, and allocate and assign responsibility for those liabilities, in respect of the activities of the Tethered Aerostat Business of Exelis (the “TARS business”), which will be retained by Exelis, and (ii) transfer to us the ownership interests of Exelis Systems Corporation and other indirect subsidiaries of Exelis that form a part of the Mission Systems business.

After completion of the spin-off, Vectrus will be an independent, publicly traded company. Immediately following the spin-off, Vectrus expects to have approximately 15,500 record holders of shares of common stock and approximately 10 million shares of common stock outstanding, based on the number of shareholders and outstanding shares of Exelis common stock on and the distribution ratio. The figures exclude shares of Exelis common stock held directly or indirectly by Exelis, if any. The actual number of shares to be distributed will be determined on the record date and will reflect any repurchases of shares of Exelis common stock and issuances of shares of Exelis common stock in respect of employer or employee contributions under Exelis benefit plans between the date the Exelis Board of Directors declares the dividend for the distribution and the record date for the distribution.

See “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization.”

Distribution Ratio	Each holder of Exelis common stock will receive one share of Vectrus common stock for every 18 shares of Exelis common stock held at 5:00 p.m., New York time, on September 18, 2014.

The Distribution	On the distribution date, Exelis will release the shares of Vectrus common stock to the distribution agent to distribute to Exelis shareholders. The distribution of shares will be made in book-entry form, which means that no physical share certificates will be issued. It is expected that it will take the distribution agent up to two weeks to issue shares of Vectrus common stock to you or to your bank or brokerage firm electronically on your behalf by way of direct registration in book-entry form. Trading of our shares will not be affected during that time. Following the spin-off, shareholders whose shares are held in book-entry form may request that their shares of Vectrus common stock be transferred to a brokerage or other account at any time. You will not be required to make any payment, surrender or exchange your shares of Exelis common stock or take any other action to receive your shares of Vectrus common stock.

Fractional Shares	The distribution agent will not distribute any fractional shares of Vectrus common stock to Exelis shareholders. Fractional shares of Vectrus common stock to which Exelis shareholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those shareholders who would otherwise have received fractional shares of Vectrus common stock. Receipt of the proceeds from these sales will generally result in a taxable gain or loss to those shareholders. Each shareholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such shareholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the Spin-Off	Completion of the spin-off is subject to the satisfaction or waiver by Exelis of the following conditions:

•	our Registration Statement on Form 10, of which this information statement forms a part, shall have been declared effective by the Securities and Exchange Commission (the “SEC”), no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this information statement, or a notice of internet availability thereof, shall have been mailed to the Exelis shareholders;

•	Vectrus common stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of distribution;

•	Exelis shall have obtained an opinion from its tax counsel, in form and substance satisfactory to Exelis, to the effect that the spin-off will qualify as a tax-free distribution under Section 355 of the Code.

•	prior to the distribution date, the Exelis Board of Directors shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to Exelis, with respect to the capital adequacy and solvency of each of Exelis and Vectrus after giving effect to the spin-off;

•	all material governmental approvals and other consents necessary to consummate the spin-off shall have been received;

•	no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the spin-off shall be pending, threatened, issued or in effect, and no other event outside the control of Exelis shall have occurred or failed to occur that prevents the consummation of all or any portion of the spin-off;

•	no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of Exelis, would result in the distribution having a material adverse effect on Exelis or its shareholders;

•	the financing transactions described in “Description of Material Indebtedness” and elsewhere in this information statement as having occurred prior to the distribution shall have been consummated concurrently with or prior to the distribution (including any funding thereunder contemplated to take place and any cash contributions or distributions of the proceeds thereof anticipated to take place on or prior to the distribution);

•	the internal reorganization shall have been completed, except for such steps as Exelis in its sole discretion shall have determined may be completed after the distribution date;

•	Exelis shall have taken all necessary action, in the judgment of the Board of Directors of Exelis, to cause the Board of Directors of Vectrus to consist of the individuals identified in this information statement as directors of Vectrus;

•	Exelis shall have taken all necessary action, in the judgment of the Board of Directors of Exelis, to cause the officers of Vectrus to be the individuals identified as such in this information statement;

•	all necessary actions shall have been taken to adopt the form of amended and restated articles of incorporation and amended and restated by-laws filed by Vectrus with the SEC as exhibits to the Registration Statement on Form 10, of which this information statement forms a part;

•	the Board of Directors of Exelis shall have approved the distribution, which approval may be given or withheld at its absolute and sole discretion;

•

in the event that the distribution is for any reasons postponed more than 120 days after after the date on which the Exelis Board of Directors approves the distribution, the Board of Directors of Exelis shall have redetermined, as of such postponed distribution date, that the distribution satisfies the requirements of Indiana Business Corporation Law governing distributions; and

•	each of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement and the other ancillary agreements shall have been executed by each party.

The fulfillment of the foregoing conditions will not create any obligation on the part of Exelis to effect the spin-off. We are not aware of any material Federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, approval for listing on the New York Stock Exchange and the declaration of effectiveness of the Registration Statement on Form 10, of which this information statement forms a part, by the SEC, in connection with the distribution. Exelis has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Exelis determines, in its sole discretion, that the spin-off is not then in the best interests of Exelis or its shareholders or other constituents, that a sale or other alternative is in the best interests of Exelis or its shareholders or other constituents or that it is not advisable for Vectrus to separate from Exelis at that time. For more information, see “The Spin-Off—Conditions to the Spin-Off.”

Trading Market and Symbol	We intend to list Vectrus common stock on the New York Stock Exchange under the ticker symbol “VEC”. We anticipate that, at least two trading days prior to the record date, trading of shares of Vectrus common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of Vectrus common stock will begin the first trading day after the distribution date. We also anticipate that, at least two trading days prior to the record date, there will be two markets in Exelis common stock: a “regular-way” market on which shares of Exelis common stock will trade with an entitlement for the purchaser of Exelis common stock to shares of Vectrus common stock to be distributed pursuant to the distribution, and an “ex-distribution” market on which shares of Exelis common stock will trade without an entitlement for the purchaser of Exelis common stock to shares of Vectrus common stock. For more information, see “Trading Market.”

Tax Consequences	The spin-off is conditioned on the receipt of an opinion of tax counsel, in form and substance satisfactory to Exelis, to the effect that the spin-off will qualify as a tax-free distribution under Section 355 of the Code. See “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Each shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with Exelis after the Spin-Off	We will enter into a Distribution Agreement and other agreements with Exelis related to the spin-off. These agreements will govern the relationship between us and Exelis after completion of the spin-off and provide for the allocation between us and Exelis of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). We intend to enter into one or more Transition Services Agreements with Exelis pursuant to which certain services will be provided on an interim basis following the distribution. We also intend to enter into an Employee Matters Agreement that will set forth the agreements between us and Exelis concerning certain employee compensation and benefit matters. Further, we intend to enter into a Tax Matters Agreement with Exelis regarding the sharing of taxes incurred before and after completion of the spin-off, certain indemnification rights with respect to tax matters and certain restrictions on our conduct following the distribution intended to preserve the tax-free status of the spin-off. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Exelis Related to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Dividend Policy	We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences, applicable law and such other factors as our Board of Directors may deem relevant. See “Dividend Policy.”

Transfer Agent	Computershare Trust Company, N.A.

Risk Factors	We face both general and specific risks and uncertainties relating to our business, our relationship with Exelis and our being an independent, publicly traded company. We also are subject to risks relating to the spin-off. You should carefully read the risk factors set forth in the section entitled “Risk Factors” in this information statement.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data

The following table presents the summary historical condensed combined financial data for Vectrus. The condensed combined statement of income data for each of the years in the three-year period ended December 31, 2013 and the condensed combined balance sheet data as of December 31, 2013 and 2012 set forth below are derived from Vectrus’s audited combined financial statements included in this information statement. The condensed combined statement of income data for the six months ended June 30, 2014 and June 30, 2013 and the condensed combined balance sheet data as of June 30, 2014 are derived from the unaudited condensed combined financial statements for Vectrus included elsewhere in this information statement. The condensed combined balance sheet data as of December 31, 2011 are derived from Vectrus’s audited combined financial statements that are not included in this information statement. The unaudited condensed combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein.

The summary unaudited pro forma condensed combined financial data as of and for the six months ended June 30, 2014 and the year ended December 31, 2013 have been prepared to reflect the spin-off, including: (i) the distribution of approximately 10 million shares of Vectrus common stock by Exelis to its shareholders; (ii) the incurrence of indebtedness of $140 million; (iii) a $119 million distribution to Exelis; and (iv) the transactions contemplated by the Distribution Agreement and related separation agreements. The unaudited pro forma condensed combined statement of operations presented for the six months ended June 30, 2014 and the year ended December 31, 2013 assumes the spin-off and related transactions occurred on January 1, 2013. The unaudited pro forma condensed combined balance sheet data assume the spin-off occurred on June 30, 2014. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma condensed combined financial statements are not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-spin-off capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

You should read this summary financial data together with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Capitalization,” “Selected Historical Condensed Combined Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes included in this information statement.

	As of and for the six months ended June 30,			Year ended December 31
	Pro Forma	Historical		Pro Forma	Historical
	2014	2014	2013	2013	2013	2012	2011
(In millions)
Results of Operations
Revenue	$598	$617	$835	$1,475	$1,512	$1,828	$1,806
Operating income	$32	$27	$77	$129	$131	$110	$87
Operating Margin	5.4%	4.4%	9.2%	8.7%	8.7%	6.0%	4.8%
Net income	$18	$17	$50	$79	$84	$75	$54

Financial Position
Total assets	$512	$499	$595	$509	$489	$591	$615
Total debt	$140	$—	$—	$140	$—	$—	$—

RISK FACTORS

You should carefully consider each of the following risks, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this information statement. Some of the risks described below relate to our business, while others relate to the spin-off. Other risks relate principally to the securities markets and ownership of our common stock.

Should any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially and adversely affected, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

We face the following risks in connection with the general conditions and trends of the industry in which we operate:

We are dependent on the U.S. government’s presence and operations in Afghanistan for a material portion of our revenue and operating income, and the announced withdrawal of military personnel and suspension or removal of funding for security and training activities in the region by the U.S. government will have an adverse effect on our revenue and operating income prospects.

We derived approximately $513 million, $625 million and $480 million of our revenue and $91 million, $75 million and $46 million of our operating income for the years ended December 31, 2013, 2012 and 2011, respectively, from services ultimately sold to the U.S. government for contracts based in Afghanistan. This reflected a decrease of 18% in revenue and an increase of 21% in operating income for the 2013 period as compared to 2012, and an increase of 29% in revenue and 63% in operating income for the 2012 period as compared to 2011. These amounts represented 34%, 34% and 27% of our overall revenue, respectively, for these periods. Our company has four large contracts with operations in Afghanistan, with work in each of our major capability areas (infrastructure asset management, logistics and supply chain management, and information technology and network communication services). Afghanistan contracts have experienced lower program activity in 2013 due to reduced service level requirements. U.S. funding for programs in Afghanistan has decreased in recent periods, and will likely continue to decrease as the U.S. government plans to reduce the U.S. presence in Afghanistan. In May 2014, the Administration announced its plan to steadily withdraw U.S. forces in Afghanistan by 2016, with only a normal embassy presence remaining. It is expected that the U.S. military will maintain a limited presence after the subsequent transition to the Afghan government. This withdrawal of military personnel and suspension or removal of funding for security and training activities in Afghanistan by the U.S. government will have an adverse effect on our revenue and operating income prospects.

We are dependent on the U.S. government and if our reputation or relationship with the U.S. government was harmed, our revenue and growth prospects would be adversely affected.

All of our 2013 revenue and 2012 revenue was derived from services ultimately sold to the U.S. government, primarily the Department of Defense (DoD), either as a prime contractor or as a subcontractor to other contractors engaged in work for the U.S. government. For the year ended December 31, 2013, we generated approximately 92% of our total revenue from the U.S. Army. We expect to continue to derive most of our revenue from work performed under U.S. government contracts. Our reputation and relationship with the U.S. government, and in particular with the branches and agencies of the DoD, are key factors in maintaining and growing this revenue. Negative press reports or publicity, which could pertain to employee or subcontractor misconduct, conflicts of interest, termination of a contract or task order, poor contract performance, deficiencies in services, reports or other deliverables, information security breaches or other aspects of our business, regardless of accuracy, could harm our reputation, particularly with these branches and agencies. If our reputation is negatively affected, or if we are suspended or debarred from contracting with government agencies or any branch of the DoD for any reason, the amount of our business with government and other customers would decrease and our future revenue and growth prospects would be adversely affected.

A significant portion of our revenue is derived from a few large contracts, and the loss or material reduction of any of these contracts would have a material adverse effect on our results of operations and cash flows.

Aggregate revenue from our four largest contracts amounted to approximately $1.0 billion, or 69%, of our revenue for the year ended December 31, 2013. These four contracts, the Kuwait Base Operations and Security Support Services (K-BOSSS) contract for Camp Arifjan, Kuwait, the Operations, Maintenance and Defense of Army Communications in Southwest Asia and Central Asia (OMDAC-SWACA) contract, the Logistics Civilian Augmentation Program (LOGCAP) contract and the Kuwait based Army Prepositioned Stocks-5 (APS-5 Kuwait) contract each accounted for more than 10% of our revenue for the year ended December 31, 2013. Accordingly, our results of operations and cash flows are highly dependent on these contracts. The loss or material reduction of any of these contracts would have a material adverse effect on our results of operations and cash flows.

A decline in the U.S. government defense budget, changes in spending or budgetary priorities or delays in contract awards may significantly and adversely affect our future revenue and limit our growth prospects.

Our contracts and revenue are correlated primarily with and dependent upon the U.S. defense budget which is subject to the congressional budget authorization and appropriations process. Congress usually appropriates funds for a given program on a September 30 fiscal year basis, even though contract periods of performance may extend over many years. Consequently, at the beginning of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress in future fiscal years. DoD budgets are a function of several factors beyond our control, including, but not limited to, changes in U.S. procurement policies, budget considerations, current and future economic conditions, presidential administration priorities, changing national security and defense requirements, geo-political developments and actual fiscal year congressional appropriations for defense budgets. Any of these factors could result in a significant redirection of current and future DoD budgets and impact our future operations and cash flows. Such factors may have direct bearing on new business opportunities as well as on whether the U.S. government will exercise its options for services under existing contracts, thus affecting the timing and volume of our business.

The Budget Control Act of 2011 (Budget Control Act) provided for a reduction in planned defense budgets and mandated substantial additional spending reductions through a process known as “sequestration.” The sequestration spending reductions required for defense were approximately $43 billion for fiscal year 2013, increasing to approximately $55 billion for fiscal year 2014 and beyond. The combined effect of the Bipartisan Budget Act of 2013 and the Consolidated Appropriations Act of 2014 is a substantial alteration of sequestration in the near term. Though combined sequestration cuts of $55 billion were triggered in fiscal year 2013, the Congressional Budget Office (CBO) has reported there will be no additional cuts, across the board cuts or sequestration in fiscal year 2014. Congress has enacted a fiscal year 2014 appropriations bill implementing these new defense and non-defense caps. A similar result could occur in fiscal year 2015 if Congress appropriates no more than the $1.014 trillion in discretionary spending and adheres to the revised defense and non-defense caps. By incorporating these alterations to the original Budget Control Act, the CBO still anticipates achievement of $539 billion in discretionary spending reductions from fiscal year 2016 to 2021.

The U.S. Government also conducts periodic reviews of U.S. defense strategies and priorities, which may shift DoD budgetary priorities, reduce overall U.S. Government spending or delay contract or task order awards for defense related programs, potentially affecting future Vectrus revenue and earnings. In addition, changes to the DoD acquisition system and contracting models could affect whether and how we pursue certain opportunities and the terms under which we are able to do so. Overall, we expect that top-line defense spending will decline over the next several years. Such funding cuts will likely have an impact across the DoD budget. Such reductions in U.S. Government spending and policy could have a material impact on our business.

Competition within our markets and an increase in bid protests may reduce our revenue and market share.

Our business is highly competitive and we compete with larger companies that have greater name recognition, greater financial resources and larger technical staffs. We also compete with smaller, more specialized companies that are able to concentrate their resources on particular areas. Additionally, we compete with the U.S. government’s own capabilities.

The markets in which we operate are characterized by the changing needs of our customers. Accordingly, our success depends on our ability to provide services that address these changing needs. To remain competitive, we must consistently provide superior service and performance on a cost-effective basis to our customers. Our competitors may be able to provide our customers with different or greater capabilities or better contract terms than we can provide, including past contract experience, geographic presence, price and the availability of qualified professional personnel. Moreover, even if we are qualified to work on a government contract, we may not be awarded the contract because of existing government policies designed to protect small businesses and under-represented minority contractors. In addition, our competitors may consolidate or establish teaming or other relationships among themselves or with third parties to increase their ability to address customers’ needs. Accordingly, we anticipate that larger or new competitors or alliances among competitors may emerge which may adversely affect our ability to compete.

If we are unable to continue to compete successfully against our current or future competitors, we may experience declines in revenue and market share which could negatively impact our financial position, results of operations, or cash flows.

The competitive environment is also affected by bid protests from unsuccessful bidders on new program awards. Bid protests could result in the award decision being overturned, requiring a renewed competition of the contract. Even where a bid protest does not result in a renewed competition, the resolution typically extends the time until the contract activity can begin, which may reduce our earnings in the period in which the contract would otherwise have commenced.

Because we depend on U.S. government contracts, a delay in the completion of the U.S. government’s budget process could delay procurement of the services and solutions we provide and have an adverse effect on our future revenue.

The funding of U.S. government programs is subject to an annual congressional budget authorization and appropriation process. In years when the U.S. government does not complete its budget process before the end of its fiscal year on September 30, government operations are typically funded pursuant to a “continuing resolution,” which allows Federal government agencies to operate at spending levels approved in the previous budget cycle, but does not authorize new spending initiatives. When the U.S. government operates under a continuing resolution, delays can occur in the procurement of the services and solutions that we provide and may result in new initiatives being cancelled. In addition, when supplemental appropriations are required to operate the U.S. government or fund specific programs and the passage of legislation needed to approve any supplemental appropriation bill is delayed, the overall funding environment for our business could be adversely affected.

The termination of government contracts may adversely affect our business.

The government services marketplace is characterized by contracts of shorter duration as compared to large production and systems integration programs. Services contracts generally are of a duration of five years and may range between three and ten years. Our financial performance is dependent on our performance under our U.S. government contracts. The U.S. government may terminate any of our government contracts at any time at its convenience. Additionally, should we fail to meet our obligations under a contract, the customer may terminate our contract for default. If any of our contracts were to be terminated for convenience, we generally would be entitled to receive payment for work completed and allowable termination or cancellation costs. If any of our government contracts were to be terminated for default, generally the customer would pay only for the work that has been accepted; moreover, the customer can require us to pay the difference between the original contract price and the cost to re-procure the contract items, net of the work accepted from the original contract. In addition, the U.S. government can also hold us liable for damages resulting from the default. The termination of any of our government contracts, whether for convenience or default, may adversely affect our current programs and may reduce our revenue, earnings or cash flows. A termination for default may also negatively affect our reputation, past performance ratings and our ability to win new contracts, particularly for contracts covering the same or similar types of services.

As a U.S. government contractor, we are subject to a number of procurement regulations and could be adversely affected by changes in regulations or any failure to comply with these regulations.

We operate in a highly regulated environment and must comply with many significant procurement regulations and other requirements. These regulations and requirements, although customary in government contracts, increase our performance and compliance costs. If any such regulations or procurement requirements change, our costs of complying with them could increase and therefore reduce our margins. Some significant statutes and regulations that affect us include:

•	the Federal Acquisition Regulation (FAR) and department or agency-specific regulations that implement or supplement FAR, such as the DoD’s Defense Federal Acquisition Regulation Supplement, which regulate the formation, administration and performance of U.S. government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with certain contract negotiations;

•	the Procurement Integrity Act, which regulates access to competitor bid and proposal information and government source selection information, and our ability to provide compensation to certain former government officials;

•	the Civil False Claims Act, which provides for substantial civil penalties for violations, including for submission of a false or fraudulent claim to the U.S. government for payment or approval; and

•	the U.S. government Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based U.S. government contracts.

If we are convicted or otherwise found to have violated these or other laws or regulations, or are found not to have acted responsibly as defined by them, we may be subject to reductions of the value of contracts, contract modifications or termination and the assessment of penalties and fines, compensatory damages or treble damages, which could have a material adverse effect on our financial position, results of operations, or cash flows. Such findings or convictions could also result in suspension or debarment from government contracting. Given our dependence on government contracting, suspension or debarment would have a material adverse effect on our financial position, results of operations, or cash flows.

Our business is subject to reviews, investigations, audits and cost adjustments by the U.S. government, which, if resolved unfavorably to us, could adversely affect our profitability, cash position or growth prospects.

U.S. government agencies, including the Defense Contract Audit Agency (DCAA), the Defense Contract Management Agency (DCMA) and others, routinely audit and review a contractor’s performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor’s compliance with government standards for its business systems, including its accounting system, earned value management system, estimating system, materials management and accounting system, purchasing system and property management system (program specific).

Both contractors and the U.S. government agencies conducting these audits and reviews have come under increased scrutiny. As a result, audits and reviews have become more rigorous and the standards to which we are held are being more strictly interpreted and applied, increasing the likelihood of an audit or review resulting in an adverse outcome.

A finding of significant control deficiencies in our system audits or other reviews can result in decremented billing rates to our U.S. government customers until the control deficiencies are corrected and our corrections are accepted by DCMA. Government audits and reviews may conclude that our practices are not consistent with applicable laws and regulations and result in adjustments to contract costs and mandatory customer refunds. Such adjustments can be applied retroactively, which could result in significant customer refunds. Our receipt of adverse audit findings or the failure to obtain an “approved” determination of our various accounting and management internal control systems from the responsible U.S. government agency could significantly and adversely affect our business, including our ability to bid on new contracts and our competitive position in the bidding process. A determination of non-compliance with applicable contracting and procurement laws, regulations and standards could also result in the U.S. government imposing penalties and sanctions against us, including withholding of payments, suspension of payments and increased government scrutiny that could delay or adversely affect our ability to invoice and receive timely payment on contracts, perform contracts or compete for contracts with the U.S. government. In addition, the U.S. government, from time to time, may require its contractors to reduce certain contract prices, or may disallow costs allocated to certain contracts. These adjustments can involve substantial amounts. In the past, as a result of such audits and other investigations and inquiries, we have on occasion made adjustments to our contract prices and the costs allocated to our government contracts.

We are routinely subject to governmental investigations relating to our contracts and operations. If a review or investigation identifies improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including the termination of contracts, forfeiture of profits, the triggering of price reduction clauses, suspension of payments, fines and suspension or debarment from doing business with governmental agencies. We may suffer harm to our reputation if allegations of impropriety are made against us, which would impair our ability to win new contract awards or receive contract renewals. Civil penalties and sanctions are not uncommon in our industry. If we incur a material penalty or administrative sanction or otherwise suffer harm to our reputation, our profitability, cash position and future prospects could be adversely affected.

The Department of Defense continues to evolve its business practices, which could have a material effect on its overall procurement processes and adversely impact our current programs and potential new awards.

The DoD continues to pursue various initiatives designed to gain efficiencies and to focus and enhance business practices. These initiatives and resulting changes, such as increased usage of fixed price contracts, multiple award contracts and small business set-aside contracts, are having an impact on the contracting environment in which we do business. Any of these changes could impact our ability to obtain new contracts or renew our existing contracts when those contracts are re-competed. These initiatives are evolving, and the full impact to our business remains uncertain and subject to the manner in which the DoD implements them. Any new contracting requirements or procurement methods could be costly or administratively difficult for us to implement and could adversely affect our future revenue, profitability and prospects.

We are subject to risks associated with operating internationally.

Our U.S. government contracts operating internationally represented approximately 88% of total revenue for the year ended December 31, 2013. We are subject to a variety of U.S. and foreign laws and regulations, including, without limitation foreign labor laws and anti-corruption laws, including the Foreign Corrupt Practices Act. Failure by us or our subcontractors or vendors to comply with these laws and regulations could result in administrative, civil, or criminal liabilities and could, in the extreme case, result in suspension or debarment from government contracts or suspension of our export privileges, which could have a material adverse effect on us.

Our business operations are also subject to a variety of risks associated with conducting business internationally, including, without limitation:

•	Changes in or interpretations of foreign laws or policies that may adversely affect the performance of our services;

•	Political instability in foreign countries;

•	Imposition of inconsistent laws or regulations;

•	Conducting business in places where laws, business practices and customs are unfamiliar or unknown; and

•	Imposition of limitations on or increase of withholding and other taxes on payments by foreign subsidiaries or joint ventures.

The services we provide internationally, including through the use of subcontractors, are sometimes in countries with unstable governments, in areas of military conflict or at military installations. This increases the risk of an incident resulting in damage or destruction to our work or living sites or resulting in injury or loss of life to our employees, subcontractors or other third parties. We maintain insurance to mitigate risk and potential liabilities related to our international operations, but our insurance coverage may not be adequate to cover these claims and liabilities and we may be forced to bear substantial costs arising from those claims. In addition, any accidents or incidents that occur in connection with our international operations could result in negative publicity for our company, which may adversely affect our reputation and make it more difficult for us to compete for future contracts or result in the loss of existing and future contracts. The impact of these factors is difficult to predict, but any one or more of them could adversely affect our financial position, results of operations, or cash flows.

We may not be successful in expanding our geographic footprint or broadening our customer base, which could adversely affect our business, results of operations and financial condition.

Our business strategy is based, in part, on realigning our resources to invest in new business opportunities in the United States, Middle East and North Africa, and the Pacific, and to leverage our leadership position in the Middle East with the U.S. Army to provide our full range of offerings to other U.S. government military and civil agencies. This business strategy involves a number of risks, including the risk that the expected results will not be achieved or that we are unable to effectively execute this business strategy resulting in harm to our existing reputation or relationship with the U.S. government. These activities may also impose additional compliance burdens on us and could also subject us to enhanced regulatory scrutiny and greater risks associated with operating internationally. We may also incur additional expenditures in connection with our investments in new business opportunities and these investments may also result in losses and costs.

The success of our business strategy will depend on, among other things:

•	the availability of suitable opportunities;

•	the level of competition from other companies that may have greater financial resources;

•	our ability to obtain requisite approvals and licenses from the relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs and delays; and

•	our ability to successfully negotiate and enter into beneficial arrangements with our customers.

Our project sites are inherently dangerous workplaces. Failure to maintain safe work sites and equipment could result in environmental disasters, employee deaths or injuries, reduced profitability, the loss of projects or customers and possible exposure to litigation.

Our project sites often put our employees and others in close proximity with mechanized equipment, moving vehicles, and highly regulated materials. In addition, some of our project sites are in hostile and unstable environments, including war zones. If we fail to implement safety procedures or if the procedures we implement are ineffective, we may suffer the loss of or injury to our employees, as well as expose ourselves to possible litigation. As a result, our failure to maintain adequate safety standards and equipment, as well as the nature of the environment in which we conduct business, could result in reduced profitability or the loss of projects or customers, and could have a material adverse impact on our business, financial condition, and results of operations.

Misconduct of our employees, subcontractors, agents or business partners could cause us to lose customers and could have a significant adverse impact on our business and reputation, adversely affecting our ability to obtain new contracts.

Misconduct, fraud or other improper activities by our employees, subcontractors, agents or business partners could have a significant adverse impact on our business and reputation. Such misconduct could include the failure to comply with Federal, state, local or foreign government procurement regulations, regulations regarding the protection of classified information, legislation regarding the pricing of labor and other costs in government contracts, laws and regulations relating to environmental matters, bribery of foreign government officials, import-export control, lobbying or similar activities, and any other applicable laws or regulations. Misconduct involving data security lapses resulting in the compromise of personal information or the improper use of our customer’s sensitive or classified information could result in remediation costs, regulatory sanctions against us and serious harm to our reputation. Other examples of potential misconduct include falsifying time or other records and violations of the Anti-Kickback Act. Although we have implemented policies, procedures and controls to prevent and detect these activities, these precautions may not prevent all misconduct and as a result, we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or misconduct by any of our employees, subcontractors, agents or business partners could subject us to fines and penalties, loss of security clearance, loss of current and future customer contracts and suspension or debarment from contracting with Federal, state or local government agencies, any of which would adversely affect our business, our reputation and our future financial results.

We use estimates in accounting for many of our programs and changes in our estimates could adversely affect our future financial results.

Revenue from our contracts are recognized primarily using the percentage-of-completion method or on the basis of partial performance towards completion. These methodologies require estimates of total costs at completion, fees earned on the contract, or both. This estimation process, particularly due to the nature of the services being performed and the long-term nature of certain contracts, is complex and involves significant judgment. Adjustments to original estimates are often required as work progresses, experience is gained and additional information becomes known, even though the scope of the work required under the contract may not change. Any adjustment as a result of a change in estimates is recognized as events become known. Changes in the underlying assumptions, circumstances or estimates could result in adjustments that may adversely affect our future financial results.

We may not realize as revenue the full amounts reflected in our backlog, which could adversely affect our expected future revenue and growth prospects.

As of December 31, 2013, our total backlog was $2.9 billion, which included $0.6 billion in funded backlog. Due to the U.S. government’s ability to not exercise or award contract options or to terminate, modify or curtail our programs or contracts, we may realize less than expected or in some cases never realize revenue from some of the contracts that are included in our backlog. Our unfunded backlog, in particular, contains management’s estimate of amounts expected to be realized on unfunded contract work that may never be realized as revenue. If we fail to realize as revenue amounts included in our backlog, our expected future revenue, growth prospects and profitability could be adversely affected.

Our earnings and margins may vary based on the mix of our contracts and programs, our performance, and our ability to control costs.

We generate revenue under various types of contracts, which include cost plus, cost reimbursement (including non-fee-bearing costs), time and materials (T&M), firm fixed price level of effort (FFP-LOE) and firm fixed price (FFP). Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenue derived from each type of contract, the nature of services provided, as well as the achievement of performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined. Cost reimbursement and T&M contracts generally have lower profitability than FFP contracts.

Our profitability is adversely affected when we incur contract costs that we cannot bill to our customers. To varying degrees, each of our contract types involves some risk that we could underestimate the costs and resources necessary to fulfill the contract. While FFP contracts allow us to benefit from cost savings, these contracts also increase our exposure to the risk of cost overruns. Revenue derived from FFP contracts represented approximately 28% of our total revenue for fiscal 2013. When making proposals on these types of contracts, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. In each case, our failure to accurately estimate costs or the resources needed to perform our contracts or to effectively manage and control our costs during the performance of our work could result, and in some instances has resulted, in reduced profits or in losses. More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of our contracts, including costs and delays caused by contractual disputes or other factors outside of our control, such as performance failures of our subcontractors, natural disasters or other force majeure events, could make our contracts less profitable than expected or unprofitable.

The failure to perform to customer expectations or contract requirements may result in reduced fees or claims made against us by our customers and may affect our financial performance in that period. Under each type of contract, if we are unable to control costs, our operating results could be adversely affected, particularly if we are unable to justify an increase in contract value to our customers. Cost overruns or the failure to perform on existing programs also may adversely affect our ability to retain existing programs and win future contract awards.

Our earnings and margins depend, in part, on our ability to perform under contracts.

When agreeing to contractual terms, our management makes assumptions and projections about future conditions and events, many of which extend over long periods. These projections assess the productivity and availability of labor, the complexity of the work to be performed, the cost and availability of materials and the impact of delayed performance. If there is a significant change in one or more of these circumstances or estimates, or if we face unanticipated contract costs, the profitability of one or more of these contracts may be adversely affected.

Our earnings and margins depend, in part, on subcontractor performance.

We rely on other companies to perform some of the services that we provide to our customers. Disruptions or performance problems caused by our subcontractors and vendors could have an adverse effect on our ability to meet our commitments to customers. Our ability to perform our obligations as a prime contractor could be adversely affected if one or more of the vendors or subcontractors are unable to provide the agreed-upon services in a timely and cost-effective manner.

Goodwill represents a significant portion of our assets and any impairment of these assets could negatively impact our results of operations.

At December 31, 2013, our goodwill was approximately $222 million, which represented approximately 45% of our total assets. Goodwill is tested for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We also review the carrying value of finite-lived intangible assets for impairment when impairment indicators arise. We estimate the fair value of the reporting unit used in the goodwill impairment test using an income approach, and as a result the fair value measurements depend on revenue growth rates, future operating margin assumptions, risk-adjusted discount rates, future economic and market conditions, and identification of appropriate market comparable data. Because of the significance of our goodwill and other intangible assets, any future impairment of these assets could have a material adverse effect on our results of operations and financial condition.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.

Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our personnel and executive officers, the development of additional management personnel and the hiring of new qualified technical, marketing, sales and management personnel for our operations. Competition for qualified personnel is intense, and we may not be successful in attracting or retaining qualified personnel. In addition, certain personnel may be required to receive security clearance and substantial training in order to work on certain programs or perform certain tasks. We also employ international personnel and engage with foreign subcontractors and labor brokers, which requires compliance with numerous local laws and regulations related to labor, benefits, taxes, insurance and reporting requirements, among others. The loss of key employees, our inability to attract new qualified employees or adequately train employees, or the delay in hiring key personnel could have an adverse effect our business, results of operations and financial condition.

Some of our workforce is represented by labor unions so our business could be harmed in the event of a prolonged work stoppage.

Approximately 1,060 of our employees are unionized, which represents approximately 15.6% of our employee-base at December 31, 2013. As a result, we may experience work stoppages, which could adversely affect our business. We cannot predict how stable our union relationships will be or whether we will be able to successfully negotiate successor agreements without impacting our financial condition. In addition, the presence of unions may limit our flexibility in dealing with our workforce. Work stoppages could negatively impact our ability to provide services to our customers on a timely basis, which could negatively impact our results of operations and financial condition.

Our profitability could suffer if we are not able to maintain adequate staffing for our contracts.

The cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. The rate at which we utilize our workforce is affected by a number of factors, including:

•	our ability to transition employees from completed projects to new assignments and to hire and assimilate new employees;

•	our ability to hire personnel in foreign countries;

•	our ability to manage attrition;

•	our need to devote time and resources to training, business development, professional development and other non-chargeable activities; and

•	our ability to manage a subcontractor workforce.

We rely on our information systems in our operations. Security breaches and other disruptions could adversely affect our business and results of operations.

As a U.S. defense contractor, we face certain security threats, including cyber-security threats to our information technology infrastructure, attempts to gain access to proprietary or classified information, and threats to physical security. Cyber-security threats are evolving and include, among others, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in mission critical systems and international connectivity, unauthorized release of confidential or otherwise protected information and corruption of data. The unavailability of our information systems, the failure of these systems to perform as anticipated for any reason or any significant breach of security could disrupt our operations, lead to financial losses from remedial actions, require significant management attention and resources, and could negatively impact our reputation among our customers and the public, which could have a negative impact on our financial condition, results of operations and liquidity.

Legal disputes could require us to pay potentially large damage awards and could be costly to defend, which would adversely affect our cash balances and profitability, and could damage our reputation.

We are subject to a number of lawsuits and claims as described under “Business—Legal Proceedings.” We are also subject to, and may become a party to, a variety of other litigation or claims and suits that arise from time to time in the ordinary course of our business. Adverse judgments or settlements in some or all of these legal disputes may result in significant monetary damages or injunctive relief against us. Any claims or litigation could be costly to defend, and even if we are successful or if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance in the future. Litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future.

Unanticipated changes in our tax provisions or exposure to additional U.S. and foreign income tax liabilities could affect our profitability.

We are subject to income taxes in the United States and many foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Furthermore, changes in domestic or foreign income tax laws and regulations, or their interpretation and enforcement, could result in higher or lower income tax rates assessed or changes in the taxability of certain sales or the deductibility of certain expenses, thereby affecting our income tax expense and profitability. In addition, we regularly are under audit by tax authorities. The final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. Additionally, changes in the geographic mix of our sales could also impact our tax liabilities and affect our income tax expense and profitability.

Our insurance may be insufficient to protect us from claims or losses.

We maintain insurance coverage with third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. However, not every risk or liability is or can be protected by insurance, and, for those risks we insure, the limits of coverage we purchase or that are reasonably obtainable in the market may not be sufficient to cover all actual losses or liabilities incurred. If any of our third-party insurers fail, cancel our coverage or otherwise are unable to provide us with adequate insurance coverage, then our overall risk exposure and our operational expenses would increase and the management of our business operations would be disrupted. Our insurance may be insufficient to protect us from significant warranty and other liability claims or losses. Moreover, there is a risk that commercially available liability insurance will not continue to be available to us at a reasonable cost, if at all. If liability claims or losses exceed our current or available insurance coverage, our business and prospects may be harmed. We are also subject to the requirements of the Defense Base Act (DBA), which provides insurance coverage to persons employed at U.S. military bases outside of the United States. Failure to obtain DBA insurance may result in fines or other sanctions, including the loss of a particular contract. Regardless of the adequacy of our liability insurance coverage, any significant claim may have an adverse effect on our industry and market reputation, leading to a substantial decrease in demand for our services and reduced revenue.

Business disruptions caused by natural disasters and other crises could adversely affect our profitability and our overall financial position.

We have significant operations located in regions of the United States and internationally that may be exposed to damaging storms and other natural disasters, such as hurricanes, tornadoes, blizzards, flooding, wildfires or earthquakes. Our business could also be disrupted by pandemics and other national or international crises. Although preventative measures may help mitigate the damage from such occurrences, the damage and disruption to our business resulting from any of these events may be significant. If our insurance and other risk mitigation mechanisms are not sufficient to recover all costs, including loss of revenue from sales to customers, we could experience a material adverse effect on our financial position and results of operations.

We depend on our teaming arrangements and relationships with other contractors and subcontractors. If we are not able to maintain these relationships, or if these parties fail to satisfy their obligations to us or the customer, our revenue, profitability and growth prospects could be adversely affected.

We rely on our teaming relationships with other prime contractors and subcontractors in order to submit bids for large procurements or other opportunities where we believe the combination of services provided by us and the other companies will help us to win and perform the contract. We expect to continue our use of teaming relationships following the spin-off. Our future revenue and growth prospects could be adversely affected if other contractors eliminate or reduce their contract relationships with us, or if the U.S. government terminates or reduces these other contractors’ programs, does not award them new contracts or refuses to pay under a contract. Companies that do not already have access to U.S. government contracts may perform services as our subcontractor and that exposure could enhance such companies’ prospect of securing a future position as a prime U.S. government contractor which could increase competition for future contracts and impair our ability to perform on contracts.

We may have disputes with our subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, our failure to extend existing task orders or issue new task orders under a subcontract, the hiring of each other’s personnel, adjustments to the scope of the subcontractor’s work, or the subcontractor’s failure to comply with applicable law. Current uncertain economic conditions heighten the risk of financial stress of our subcontractors, which could adversely impact their ability to meet their contractual requirements to us. If any of our subcontractors fail to timely meet their contractual obligations or have regulatory compliance or other problems, our ability to fulfill our obligations as a prime contractor or higher tier subcontractor may be jeopardized. Significant losses could arise in future periods and subcontractor performance deficiencies could result in our termination for default. A termination for default could eliminate a revenue source, expose us to liability and have an adverse effect on our ability to compete for future contracts and task orders.

New government withholding regulations could adversely affect our operating performance.

In February 2012, the DoD issued the final DFARS rule which allows withholding of a percentage of payments when a contractor’s business system has one or more significant deficiencies. The DFARS rule applies to Cost Accounting Standards (CAS) covered contracts that have the DFARS clause in the contract terms and conditions. The final rule represents a significant change in the contracting environment for companies performing work for the DoD. Contracting officers may withhold 5% of contract payments for one or more significant deficiencies in any single contractor business system or up to 10% of contract payments for significant deficiencies in multiple contractor business systems. A significant deficiency is defined as a

“shortcoming in the system that materially affects the ability of officials of the DoD to rely upon information produced by the system that is needed for management purposes.” The final rule is applicable to new DoD contracts awarded after February 2012.

Internal system or service failures could disrupt our business and impair our ability to effectively provide our services to our customers, which could damage our reputation and adversely affect our revenue and profitability.

Any system or service disruptions, including those caused by ongoing projects to improve our information technology systems and the delivery of services, whether through our shared services organization or outsourced services, if not anticipated and appropriately mitigated, could have a material adverse effect on our business including, among other things, an adverse effect on our ability to bill our customers for work performed on our contracts, collect the amounts that have been billed and produce accurate financial statements in a timely manner. We are also subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, cybersecurity threats, natural disasters, power shortages, terrorist attacks or other events, which could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs, subject us to claims and damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption and, as a result, our future results could be adversely affected.

The effects of changes in worldwide economic and capital markets conditions may significantly affect our ability to maintain liquidity or procure capital.

Our business may be adversely affected by factors in the United States and other countries that are beyond our control, such as disruptions in financial markets or downturns in economic activity in specific countries or regions, or in the various industries in which our company operates; social, political or labor conditions in specific countries or regions; or adverse changes in the availability and cost of capital, interest rates, foreign currency exchange rates, tax rates, or regulations in the jurisdictions in which our company operates. If, for any reason, we lose access to our currently available lines of credit, or if we are required to raise additional capital, we may be unable to do so in the current credit and stock market environment, or we may be able to do so only on unfavorable terms.

Adverse changes to financial conditions could jeopardize certain counterparty obligations, including those of our insurers and financial institutions and other third parties.

We may make or enter into acquisitions, investments, joint ventures and divestitures that involve numerous risks and uncertainties.

We may selectively pursue strategic acquisitions, investments and joint ventures. These transactions require significant investment of time and resources and may disrupt our business and distract our management from other responsibilities. Even if successful, these transactions could reduce earnings for a number of reasons, including the amortization of intangible assets, impairment charges, acquired operations that are not yet profitable or the payment of additional consideration under earn-out arrangements if an acquisition performs better than expected. Acquisitions, investments and joint ventures pose many other risks that could adversely affect our reputation, operations or financial results, including:

•	we may not be able to identify, compete effectively for or complete suitable acquisitions and investments at prices we consider attractive;

•	we may not be able to accurately estimate the financial effect of acquisitions and investments on our business and we may not realize anticipated synergies or acquisitions may not result in improved operating performance;

•	we may encounter performance problems with acquired technologies, capabilities and products, particularly with respect to those that are still in development when acquired;

•	we may have trouble retaining key employees and customers of an acquired business or otherwise integrating such businesses, such as incompatible accounting, information management, or other control systems, which could result in unforeseen difficulties;

•	we may assume material liabilities that were not identified as part of our due diligence or for which we are unable to receive a purchase price adjustment or reimbursement through indemnification;

•	we may assume legal or regulatory risks, particularly with respect to smaller businesses that have immature business processes and compliance programs;

•	acquired entities or joint ventures may not operate profitably, which could adversely affect our operating income or operating margins and we may be unable to recover investments in any such acquisitions;

•	acquisitions, investments and joint ventures may require us to spend a significant amount of cash or to issue capital stock, resulting in dilution of ownership; and

•	we may not be able to effectively influence the operations of our joint ventures or we may be exposed to certain liabilities if our joint venture partners do not fulfill their obligations.

If our acquisitions, investments or joint ventures fail, perform poorly or their value is otherwise impaired for any reason, including contractions in credit markets and global economic conditions, our business and financial results could be adversely affected.

Risks Relating to the Spin-Off

We face the following risks in connection with the spin-off:

We may be responsible for U.S. Federal income tax liabilities that relate to the distribution.

The spin-off is conditioned on the receipt of an opinion of tax counsel to the effect that the spin-off will qualify as a tax-free distribution under Section 355 of the Code. Receipt of the opinion of tax counsel will satisfy a condition to completion of the spin-off. An opinion of tax counsel is not binding on the Internal Revenue Service (the “IRS”). Accordingly, the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion. The opinion will be based on certain factual statements and representations, which, if incomplete or untrue in any material respect, could alter tax counsel’s conclusions.

Exelis is not aware of any facts or circumstances that would cause any such factual statements or representations in the opinion of tax counsel to be incomplete or untrue or cause the facts on which the opinion will be based to be materially different from the facts at the time of the spin-off. If, notwithstanding the receipt of the opinion of tax counsel, the IRS were to determine the spin-off to be taxable, Exelis would recognize a substantial tax liability.

Even if the spin-off otherwise qualifies as a tax-free transaction for U.S. Federal income tax purposes, the distribution will be taxable to Exelis (but not to Exelis shareholders) pursuant to Section 355(e) of the Code if there are one or more acquisitions (including issuances) of the stock of either us or Exelis, representing 50% or more, measured by vote or value, of the then-outstanding stock of either corporation and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any acquisition of our common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% shareholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. The resulting tax liability may have a material adverse effect on the business, financial condition, results of operations or cash flows of us or Exelis.

We will agree not to enter into any transaction that could cause any portion of the spin-off to be taxable to Exelis, including under Section 355(e). Pursuant to the Tax Matters Agreement, Exelis and we will also agree to indemnify each other for any tax liabilities resulting from such transactions to the extent a party’s actions caused such tax liability, whether or not the indemnified party consented to such transaction or the indemnifying party was otherwise permitted to enter into such transaction under the Tax Matters Agreement. In addition, under U.S. Treasury regulations, each member of the Exelis consolidated group at the time of the spin-off (including us and our subsidiaries) would be jointly and severally liable for the resulting U.S. Federal income tax liability if all or a portion of the spin does not qualify as a tax-free transaction, and we will make certain payments to Exelis in respect of certain tax benefits that would be realized by us in connection with the spin-off under the Tax Matters Agreement if the spin-off were to be taxable. These obligations may discourage, delay or prevent a change of control of our company. See “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the distribution.

Our financial results previously were included within the consolidated results of Exelis, and we believe that our financial reporting and internal controls were appropriate for a subsidiary of a public company. However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the distribution, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2015, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm as to whether we maintained, in all material respects, effective internal controls over financial reporting as of the last day of the year. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources.

The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our financial condition, results of operations or cash flows.

We do not have a recent operating history as an independent company and our historical financial information may not be a reliable indicator of our future results.

The historical financial information we have included in this information statement has been derived from the consolidated financial statements of Exelis and does not necessarily reflect what our financial position, results of operations and cash flows would have been as a separate, stand-alone entity during the periods presented. Exelis did not account for us, and we were not operated, as a single stand-alone entity for the periods presented even if we represented an important business in the historical consolidated financial statements of Exelis. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. For example, following the spin-off, changes will occur in our cost structure, funding and operations, including changes in our tax structure, increased costs associated with reduced economies of scale and increased costs associated with becoming a public, stand-alone company. While we have been profitable as part of Exelis, we cannot assure you that as a stand-alone company our profits will continue at a similar level.

We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off.

As an independent, publicly traded company, we believe that our business will benefit from, among other things, (i) greater strategic focus of management’s efforts and resources, (ii) enhanced focus on customers, (iii) direct and differentiated access to capital resources, (iv) enhanced choices for investors by offering investment opportunities in a separate entity from Exelis, (v) improved management incentive tools, and (vi) ability to utilize stock as an acquisition currency. However, by separating from Exelis, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of Exelis. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all.

Our customers, prospective customers and suppliers will need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers and suppliers will need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. If our customers, prospective customers or suppliers are not satisfied with our financial stability, it could have a material adverse effect on our ability to bid for and obtain or retain projects, as well as on our business, financial condition, results of operations and cash flows.

We expect to incur new indebtedness at or prior to consummation of the spin-off, and the degree to which we will be leveraged following completion of the spin-off may have a material adverse effect on our business, financial condition or results of operations.

We have historically relied upon Exelis for working capital requirements on a short-term basis and for other financial support functions. After the spin-off, we will not be able to rely on the earnings, assets or cash flow of Exelis, and we will be responsible for servicing our own debt, and obtaining and maintaining sufficient working capital. In connection with the spin-off, we expect to incur borrowings of $140 million under a senior secured term facility and enter into a senior secured revolving facility permitting borrowings of up to $75 million. See “Description of Material Indebtedness.” The proceeds from the senior secured term facility will be used to fund a cash distribution to Exelis that is expected to be approximately $119 million. We expect to incur higher debt servicing costs on the new indebtedness than we would have incurred otherwise as a subsidiary of Exelis and/or not have access to other less expensive sources of capital from short-term debt markets.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred pursuant to the spin-off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are not able to repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (i) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (ii) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in our industry could be impaired. The lenders who hold such debt could also accelerate amounts due, which could potentially trigger a default or acceleration of any of our other debt.

In addition, we may increase our debt or raise additional capital following the spin-off, subject to restrictions in our credit agreement. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms acceptable to us, if at all. If we incur additional debt or raise equity through the issuance of preferred stock, the terms of the debt or preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, your percentage ownership in us would decline. If we are unable to raise additional capital when needed, it could affect our financial health, which could negatively affect your investment in us. Also, regardless of the terms of our debt or equity financing, the amount of our stock that we can issue may be limited because the issuance of our stock may cause the distribution to be a taxable event for Exelis under Section 355(e) of the Code, and under the Tax Matters Agreement, we could be required to indemnify Exelis for that tax. See “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

The credit agreement that will be entered into in connection with the spin-off could impair our ability to finance our future operations and could cause our expected debt to be accelerated.

We expect that our credit agreement will contain a number of significant covenants that, among other things, will restrict our ability to:

•	create liens and encumbrances;

•	incur additional indebtedness;

•	merge, dissolve, liquidate or consolidate;

•	make acquisitions, investments, advances or loans;

•	dispose of or transfer assets;

•	pay dividends or make other payments in respect of our capital stock;

•	amend certain material governance or debt documents;

•	redeem or repurchase capital stock or prepay, redeem or repurchase certain debt;

•	engage in certain transactions with affiliates;

•	enter into certain speculative hedging arrangements; and

•	enter into certain restrictive agreements.

These restrictions could impair our ability to finance our future operations or capital needs or engage in other business activities that may be in our interests. In addition, the credit agreement also requires us to maintain compliance with certain financial ratios, including those relating to earnings before interest, taxes, depreciation and amortization and consolidated indebtedness. Our ability to comply with these ratios and covenants may be affected by events beyond our control. A breach of the credit agreement or our inability to comply with the required financial ratios or covenants included therein could result in a default under the credit agreement. In the event of any such default, the lenders under the credit agreement could elect to:

•	declare all outstanding debt, accrued interest and fees to be due and immediately payable;

•	take enforcement actions with respect to the collateral securing our debt; and

•	require us to apply all of our available cash to repay our outstanding senior debt.

Our variable rate indebtedness may expose us to interest rate risk, which could cause our debt costs to increase significantly.

Our borrowings will be term loans or revolving facility borrowings with variable rates of interest, which expose us to interest rate risks and we will be exposed to the risk of rising interest rates. We expect that as of the date of the spin-off, we will have approximately $140 million of aggregate debt outstanding, which will consist of floating-rate term loans. We will also have the ability to incur up to $75 million of additional floating-rate debt under our revolving facility. If the LIBOR or other applicable base rates under our senior secured credit facilities increase in the future, then the interest expense on the floating-rate debt could increase materially.

The spin-off may expose us to potential liabilities arising out of state and Federal fraudulent conveyance laws and legal distribution requirements.

The spin-off could be challenged under various state and Federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that Exelis did not receive fair consideration or reasonably equivalent value in the spin-off, and that the spin-off left Exelis insolvent or with unreasonably small capital or that Exelis intended or believed it would incur debts beyond its ability to pay such debts as they mature. If a court were to agree with such a plaintiff, then such court could void the spin-off as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to Exelis or providing Exelis with a claim for money damages against us in an amount equal to the difference between the consideration received by Exelis and the fair market value of our company at the time of the spin-off.

The measure of insolvency for purposes of the fraudulent conveyance laws may vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if the fair saleable value of its assets is less than the amount of its liabilities (including the probable amount of contingent liabilities), and such entity would be considered to have unreasonably small capital if it lacked adequate capital to conduct its business in the ordinary course and pay its liabilities as they become due. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that Exelis was solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

The distribution by Exelis of the Vectrus common stock in the spin-off could also be challenged under state corporate distribution statutes. Under the Indiana Business Corporation Law, a corporation may not make distributions to its shareholders if, after giving effect to the distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) the corporation’s total assets would be less than the sum of its total liabilities. No assurance can be given that a court will not later determine that the distribution by Exelis of Vectrus common stock in the spin-off was unlawful.

Under the Distribution Agreement, from and after the spin-off, we will be responsible for the debts, liabilities and other obligations related to the business or businesses which we own and operate following the consummation of the spin-off. Although we do not expect to be liable for any obligations not expressly assumed by us pursuant to the Distribution Agreement, it is possible that we could be required to assume responsibility for certain obligations retained by Exelis should Exelis fail to pay or perform its retained obligations. See “Certain Relationships and Related Party Transactions—Agreements with Exelis Related to the Spin-Off—Distribution Agreement.”

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the spin-off.

We expect that the agreements related to the spin-off, including the Distribution Agreement, Employee Matters Agreement, Tax Matters Agreement, Transition Services Agreements and any other agreements, will be negotiated in the context of our separation from Exelis while we are still part of Exelis. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our separation are related to, among other things, allocations of assets and liabilities, rights and indemnification and other obligations between Exelis and us. To the extent that certain terms of those agreements provide for rights and obligations that could have been procured from third parties, we may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions—Agreements with Exelis Related to the Spin-Off.”

We may incur greater costs as an independent company than we did when we were part of Exelis.

As part of Exelis, we can take advantage of its size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. We also rely on Exelis to provide various corporate functions. After the spin-off, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the distribution. We may also incur costs for functions previously performed by Exelis that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.

Following the spin-off, we will be dependent on Exelis to provide certain services pursuant to the Transition Services Agreement.

Currently, we rely on Exelis to provide certain corporate and administrative services such as certain information technology, financial and human resource services. We expect to develop the capability to provide all such services internally at Vectrus. However, to the extent that we are unable to develop such capabilities prior to the separation, we will rely on Exelis to continue to provide certain services for a period of time pursuant to a Transition Services Agreement that we intend to enter in connection with the spin-off. If Exelis is unable or unwilling to provide such services pursuant to the Transition Services Agreement, or if the agreement is terminated prior to the end of its term, we may be unable to provide such services ourselves or we may have to incur additional expenditures to obtain such services from another provider.

Risks Relating to Our Common Stock

You face the following risks in connection with ownership of our common stock:

There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off, and following the spin-off, our stock price may fluctuate significantly.

There currently is no public market for our common stock. We intend to list our common stock on the New York Stock Exchange. See “Trading Market.” It is anticipated that before the distribution date for the spin-off, trading of shares of our common stock will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the price of our common stock being depressed or more volatile. We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	the sale of our shares by some Exelis shareholders after the distribution because our business profile and market capitalization may not fit their investment objectives;

•	our dependence on the defense industry and the business risks peculiar to that industry, including changing priorities or reductions in the U.S. government or international defense budgets;

•	government regulations and compliance therewith, including changes to the Department of Defense procurement process;

•	competition and industry capacity;

•	misconduct of our employees, subcontractors, agents and business partners;

•	changes in interest rates and other factors that affect earnings and cash flows;

•	the mix of our contracts and programs, our performance, and our ability to control costs;

•	governmental investigations;

•	our level of indebtedness and our ability to make payments on or service our indebtedness;

•	subcontractor performance;

•	our ability to retain and recruit qualified personnel;

•	security breaches and other disruptions to our information technology and operations;

•	unanticipated changes in our tax provisions or exposure to additional income tax liabilities;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	wins and losses on contract re-competitions and new business pursuits;

•	success or failure of our business strategy;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the defense industry, including changing priorities or reductions in the U.S. government defense budget;

•	the availability of government funding and changes in customer requirements for our services;

•	natural or environmental disasters that investors believe may affect us;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations affecting our business; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the spin-off, which could cause the price of our common stock to decline.

The shares of our common stock that Exelis distributes to its shareholders generally may be sold immediately in the public market. It is possible that some Exelis shareholders, which could include some of our larger shareholders, will sell our common stock received in the distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or—in the case of index funds—we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that this will occur may reduce the market price of our common stock.

We do not currently plan to pay a regular dividend on our common stock following the spin-off, and our indebtedness could limit our ability to pay dividends on our common stock in the future.

We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences, applicable law and such other factors as our Board of Directors may deem relevant. See “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. There can also be no assurance that the combined annual dividends on Exelis common stock and our common stock after the spin-off, if any, will be equal to the annual dividends on Exelis common stock prior to the spin-off.

Additionally, indebtedness that we expect to incur in connection with the spin-off could have important consequences for holders of our common stock. If we cannot generate sufficient cash flow from operations to meet our debt-payment obligations, then our ability to pay dividends, if so determined by the Board of Directors, will be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing our dividend. There can be no assurance, however, that any such actions could be effected on satisfactory terms, if at all, or would be permitted by the terms of our new debt or our other credit and contractual arrangements. In addition, the terms of the agreements governing new debt that we expect to incur at or prior to the spin-off or that we may incur in the future may limit the payment of dividends.

Anti-takeover provisions in our organizational documents and Indiana law could delay or prevent a change in control.

Prior to completion of the spin-off, we will adopt the amended and restated articles of incorporation and the amended and restated by-laws. Certain provisions of the amended and restated articles of incorporation and the amended and restated by-laws may delay or prevent a merger or acquisition that a shareholder may consider favorable. For example, the amended and restated articles of incorporation and the amended and restated by-laws, among other things, will provide for a classified board and will not permit shareholders to convene special meetings or to remove our directors other than for cause. In addition, the amended and restated articles of incorporation will authorize our Board of Directors to issue one or more series of preferred stock. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. Indiana law also imposes some restrictions on mergers and other business combinations between any holder of 10% or more of our outstanding common stock and us as well as certain restrictions on the voting rights of “control shares” of an “issuing public corporation.” See “Description of Capital Stock.”

Under the Tax Matters Agreement, we will agree not to enter into any transaction involving an acquisition (including issuance) of Vectrus common stock or any other transaction that could cause the distribution to be taxable to Exelis. Exelis and we will also agree to indemnify each other for any tax liabilities resulting from such transactions to the extent a party’s actions caused such tax liability, whether or not the indemnified party consented to such transaction or the indemnifying party was otherwise permitted to enter into such transaction under the Tax Matters Agreement. Generally, Exelis will recognize taxable gain on the distribution if there are one or more acquisitions (including issuances) of our capital stock, directly or indirectly, representing 50% or more, measured by vote or value, of our then-outstanding capital stock, and the acquisitions or issuances are deemed to be part of a plan or series of related transactions that include the distribution. Any such shares of our common stock acquired, directly or indirectly, within two years before or after the distribution (with exceptions, including public trading by less-than-5% shareholders and certain compensatory stock issuances) will generally be presumed to be part of such a plan unless that presumption is rebutted. As a result, our obligations may discourage, delay or prevent a change of control of our company.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this information statement, including in the sections entitled “Summary,” “Risk Factors,” “Questions and Answers About the Spin-Off,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our separation from Exelis, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “might,” “should,” “could” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements in this information statement. We do not have any intention or obligation to update forward-looking statements after we distribute this information statement.

The risk factors discussed in “Risk Factors” could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

THE SPIN-OFF

Background

On December 11, 2013, the Board of Directors of Exelis approved a plan to spin-off Vectrus from Exelis, following which Vectrus will be an independent, publicly traded company. As part of the spin-off, Exelis will effect an internal reorganization in order to properly align the appropriate businesses within Vectrus, which we refer to as the “internal reorganization.”

To complete the spin-off, Exelis will, following the internal reorganization, distribute to its shareholders all of the outstanding shares of our common stock. The distribution will occur on the distribution date, which is expected to be September 27, 2014. Each holder of Exelis common stock will receive one share of our common stock for every 18 shares of Exelis common stock held at 5:00 p.m., New York time, on September 18, 2014, the record date. After completion of the spin-off:

•	we will be an independent, publicly traded company (NYSE: VEC), and will own and operate the military and government services business that is currently part of the Information and Technical Services segment of Exelis; and

•	Exelis will continue to be an independent, publicly traded company (NYSE: XLS) and continue to own and operate its Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) related products, networks and systems.

Each holder of Exelis common stock will continue to hold his, her or its shares in Exelis. No vote of Exelis shareholders is required or is being sought in connection with the spin-off, including the internal reorganization, and Exelis shareholders will not have any appraisal rights in connection with the spin-off.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, Exelis has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Exelis determines, in its sole discretion, that the spin-off is not then in the best interests of Exelis or its shareholders or other constituents, that a sale or other alternative is in the best interests of Exelis or its shareholders or other constituents or that it is not advisable for us to separate from Exelis at that time. See “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

The Exelis Board of Directors has determined that the spin-off is in the best interests of Exelis, its shareholders and other stakeholders because the spin-off will provide the following key benefits: (i) greater strategic focus of management’s efforts and resources, (ii) enhanced focus on customers, (iii) direct and differentiated access to capital resources, (iv) enhanced choices for investors by offering investment opportunities in separate entities, (v) improved management incentive tools, and (vi) ability to utilize stock as an acquisition currency.

•	Greater Strategic Focus of Management’s Efforts and Resources. The military and government services business of Exelis (the Mission Systems business) has historically exhibited different financial and operating characteristics than the other businesses of Exelis, especially the Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) related businesses, which are a key component of the future growth strategy of Exelis. Management of Exelis and we believe that the Mission Systems business and the other businesses of Exelis have limited similarities, benefit from limited synergies and require different capital expenditure and management strategies in order to maximize their respective long-term value. Consequently, the management resources of each of Exelis and us would be more efficiently utilized if concentrated on our respective businesses.

Both Exelis and we expect to have better use of management and financial resources following the spin-off as a result of having board and executive management teams that will devote their time exclusively to their respective businesses, where their time and skills are best applied. The spin-off will allow us to better align management’s attention, compensation and resources to pursue opportunities in the infrastructure asset management, logistics and supply chain management, and information technology and network communication services markets and to manage our cost structure more actively. Exelis will similarly benefit from its management’s ability to focus on the management and operation of the remaining businesses and strategic growth platforms.

•	Enhanced Focus on Customers. Both Exelis and we believe that, as a unified, independently managed, stand-alone company, our management will be able to more closely align internal resources, including senior management time, with the unique priorities and realities of customers of our business.

•	Direct and Differentiated Access to Capital Resources. After the spin-off, we will no longer need to compete with the other businesses of Exelis for capital resources. Both Exelis and we believe that direct and differentiated access to capital resources will allow each of us to better optimize the amounts and terms of the capital needed for each of the respective businesses, aligning financial and operational characteristics with market expectations. The management of Exelis also believes that, as a separate entity, we will have ready access to capital, because we will attract investors who are interested in the characteristics of the Mission Systems business.

•	Enhanced Choices for Investors by Offering Investment Opportunities in Separate Entities. After the spin-off, investors should be able to better evaluate our financial performance, as well as our strategy within the context of our markets, thereby enhancing the likelihood that we will achieve an appropriate market valuation. Exelis management and financial advisors believe that the investment characteristics of the Mission Systems business may appeal to different types of investors than those that are currently invested in Exelis. As a result of the spin-off, our management should be able to implement goals and evaluate strategic opportunities in light of investor expectations within our specialties without undue attention to investor expectations in other specialties. In addition, we should be able to focus our public relations efforts on cultivating our own separate identity.

•	Improved Management Incentive Tools. Similar to Exelis, we expect to use our equity to compensate current and future employees. In multi-business companies such as Exelis, it is difficult to structure incentives that reward managers in a manner directly related to the performance of their respective business units. By granting stock based compensation tied directly to the Mission Systems business, equity compensation will be in line with the financial results of the managers’ direct work product. As a result, the incentives offered by our compensation plan will be less diluted and more effective.

•	Ability to Utilize Stock as an Acquisition Currency. Although we are not currently planning any acquisitions involving the use of our stock, the spin-off will enable us to use our stock as currency to pursue certain financial and strategic objectives, including tax-free merger transactions. In addition, future strategic transactions with similar businesses will be more easily facilitated through the use of our stock as consideration.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in a Distribution Agreement between us and Exelis.

Internal Reorganization

As part of the spin-off, Exelis will undergo an internal reorganization that will, among other things and subject to limited exceptions: (i) allocate and transfer to a newly formed indirect subsidiary of Exelis those assets, and allocate and assign responsibility for those liabilities, in respect of the activities of the Tethered Aerostat Business of Exelis, which will be retained by Exelis, and (ii) transfer to us the ownership interests of Exelis Systems Corporation and other indirect subsidiaries of Exelis that form a part of the Mission Systems business.

Distribution of Shares of Our Common Stock

The general terms and conditions relating to the distribution will be set forth in the Distribution Agreement between us and Exelis. Under the Distribution Agreement, the distribution will be effective as of 12:01 a.m., New York time, on September 27, 2014, the distribution date. As a result of the spin-off, on the distribution date, each holder of Exelis common stock will receive one share of our common stock for every 18 shares of Exelis common stock that he, she or it owns as of 5:00 p.m. New York time, on September 18, 2014, the record date. The actual number of shares to be distributed will be determined based on the number of shares of Exelis common stock expected to be outstanding as of the record date and will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of Vectrus. The exact number of shares of Vectrus common stock to be distributed will be calculated on the record date. The shares of Vectrus common stock to be distributed by Exelis will constitute all of the issued and outstanding shares of Vectrus common stock immediately prior to the distribution.

On the distribution date, Exelis will release the shares of our common stock to our distribution agent to distribute to Exelis shareholders. For most Exelis shareholders, our distribution agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Our distribution agent will send these shareholders, including any Exelis shareholder that holds physical share certificates of Exelis common stock and is the registered holder of such shares of Exelis common stock represented by those certificates on the record date, a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For shareholders who own Exelis common stock through a broker or other nominee, their shares of our common stock will be credited to these shareholders’ accounts by the broker or other nominee. It may take the distribution agent up to two weeks to issue shares of our common stock to Exelis shareholders or to their bank or brokerage firm electronically by way of direct registration in book-entry form. Trading of our stock will not be affected by this delay in issuance by the distribution agent. As further discussed below, we will not issue fractional shares of our common stock in the distribution. Following the spin-off, shareholders whose shares are held in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time.

Exelis shareholders will not be required to make any payment or surrender or exchange their shares of Exelis common stock or take any other action to receive their shares of our common stock. No vote of Exelis shareholders is required or sought in connection with the spin-off, including the internal reorganization, and Exelis shareholders have no appraisal rights in connection with the spin-off.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to Exelis shareholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock to which Exelis shareholders of record would otherwise be entitled into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to Exelis shareholders who would otherwise have been entitled to receive fractional shares of our common stock. The distribution agent, in its sole discretion, without any influence by Exelis or Vectrus, will determine when, how, and through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Exelis or Vectrus. The distribution agent is not an affiliate of either Exelis or Vectrus. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date. We will be responsible for any payment of brokerage fees in connection with these sales. The amount of these brokerage fees is not expected to be material to us. The receipt of cash in lieu of fractional shares of our common stock will generally result in a taxable gain or loss to the recipient shareholder. Each shareholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to the shareholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “—U.S. Federal Income Tax Consequences of the Spin-Off.”

U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of certain U.S. Federal income tax consequences of the spin-off. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder, and interpretations of the Code and the U.S. Treasury regulations by the courts and the IRS, in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Exelis common stock that are U.S. holders, as defined immediately below. A U.S. holder is a beneficial owner of Exelis common stock that is, for U.S. Federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable U.S. Treasury regulations.

This summary does not address the consequences to Exelis shareholders subject to special treatment under the U.S. Federal income tax laws (including, for example, non-U.S. persons, insurance companies, dealers, brokers or traders in securities or currencies, tax-exempt organizations, financial institutions, pass-through entities and investors in such entities, holders who have a functional currency other than the U.S. dollar, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation).

This summary only addresses the U.S. Federal income tax consequences to U.S. holders who hold Exelis common stock as a capital asset (generally, property held for investment). Moreover, this summary does not address any state, local or non-U.S. tax consequences of any estate, gift or other non-income tax consequences.

If a partnership (or other entity treated as a partnership for U.S. Federal income tax purposes) holds Exelis common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its own tax advisor as to its tax consequences.

EXELIS SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE SPIN-OFF TO THEM, INCLUDING THE EFFECT OF ANY FEDERAL, STATE, LOCAL OR NON-U.S. TAX LAWS OR U.S. TAX LAWS OTHER THAN THOSE RELATING TO INCOME TAXES AND OF CHANGES IN APPLICABLE TAX LAWS.

The spin-off is conditioned on the receipt of an opinion of tax counsel, in form and substance satisfactory to Exelis, to the effect that the spin-off will qualify as a tax-free distribution under Section 355 of the Code. Assuming the distribution qualifies under Section 355 of the Code as tax-free:

•	no gain or loss will be recognized by, and no amount will be included in the income of, holders of Exelis common stock upon their receipt of shares of our common stock in the distribution;

•	the basis of Exelis common stock immediately before the distribution will be allocated between the Exelis common stock and our common stock received in the distribution (including any fractional share interest deemed received), in proportion with relative fair market values at the time of the distribution;

•

the holding period of our common stock received distribution (including any fractional share interest deemed received) by each Exelis shareholder will include the period during which the shareholder held the Exelis common stock on which the distribution is made, provided that the Exelis common stock is held as a capital asset on the distribution date;

•	any cash received in lieu of fractional share interests in our common stock will give rise to taxable gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional share interests, determined as described above, and such gain will be capital gain or loss (the deductibility of which is subject to limitation) if the Exelis common stock on which the distribution is made is held as a capital asset on the distribution date and will be long-term capital gain or loss if the U.S. holder’s holding period for such fractional share interest, determined as described above, is greater than one year; and

•	no gain or loss will be recognized by Exelis upon the distribution of our common stock.

U.S. holders that have acquired different blocks of Exelis common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, the Vectrus common stock distributed with respect to such blocks of Exelis common stock.

U.S. Treasury regulations require certain shareholders that receive stock in a spin-off to attach to their respective U.S. Federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the spin-off. Exelis will provide shareholders who receive our common stock in the distribution with the information necessary to comply with that requirement, as well as information to help shareholders allocate their stock basis between their Exelis common stock and the Vectrus common stock.

The opinion of tax counsel will be, conditioned on the truthfulness and completeness of certain factual statements and representations provided by Exelis and us. If those factual statements and representations are incomplete or untrue in any material respect, tax counsel’s conclusions may be altered. Exelis and we have reviewed the statements of fact and representations on which the opinion of tax counsel will be based, and neither Exelis nor we are aware of any facts or circumstances that would cause any of the statements of fact or representations to be incomplete or untrue. We have agreed to some restrictions on our future actions to provide further assurance that the spin-off will qualify as a tax-free distribution under Section 355 of the Code.

As discussed above, certain requirements for tax-free treatment will be addressed in the opinion of tax counsel. An opinion of tax counsel is not binding on the IRS. Accordingly, upon audit the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion.

If the distribution does not qualify under Section 355 of the Code, each holder of Exelis common stock receiving our common stock in the distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received, which would result in:

•	a taxable dividend to the extent of the shareholder’s pro rata share of the current and accumulated earnings and profits of Exelis;

•	a reduction in the shareholder’s basis in Exelis common stock to the extent the amount received exceeds such shareholder’s share of earnings and profits;

•	taxable gain from the exchange of Exelis common stock to the extent the amount received exceeds both the shareholder’s share of earnings and profits and the shareholder’s basis in Exelis common stock; and

•	basis in our stock equal to its fair market value on the date of the distribution.

Under certain circumstances Exelis would recognize taxable gain on the distribution. These circumstances would include the following:

•	the distribution does not qualify as tax-free under Section 355 of the Code; and

•	there are one or more acquisitions (including issuances) of either our stock or the stock of Exelis, representing 50% or more, measured by vote or value, of the then-outstanding stock of that corporation, and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any such acquisition of our stock or the stock of Exelis within two years before or after the distribution (with exceptions, including public trading by less-than- 5% shareholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted.

The amount of such gain would result in a significant Federal income tax liability to Exelis.

Under the Tax Matters Agreement, Vectrus will agree not to enter into any transaction for a period of two years following the distribution involving an acquisition (including issuance) of Vectrus common stock or any other transaction that could cause the distribution to be taxable to Exelis. The parties will also agree to indemnify each other for any tax resulting from any such transaction to the extent a party’s actions caused such tax liability, whether or not the indemnified party consented to such transaction or the indemnifying party was otherwise permitted to enter into such transaction under the Tax Matters Agreement, and make certain payments in respect of tax benefits resulting from the distribution under certain circumstances resulting from the distribution under certain other circumstances. Our obligation to indemnify Exelis may discourage, delay or prevent a change of control of our company. In addition, under U.S. Treasury regulations, each member of the Exelis consolidated tax return group at the time of the spin-off (including us and our subsidiaries) would be jointly and severally liable to the IRS for such tax liability. The resulting tax liability may have a material adverse effect on the business, financial condition, results of operations or cash flows of us or Exelis.

The preceding summary of certain anticipated U.S. Federal income tax consequences of the spin-off is for general informational purposes only. Exelis shareholders should consult their own tax advisors as to the specific tax consequences of the spin-off to them, including the application and effect of U.S. Federal, state, local or non-U.S. tax laws and of changes in applicable tax laws.

Results of the Spin-Off

After the spin-off, we will be an independent, publicly traded company. Immediately following the spin-off, we expect to have approximately 15,500 record holders of shares of our common stock and approximately 10 million shares of our common stock outstanding, based on the number of shareholders and outstanding shares of Exelis common stock on August 25, 2014 and the distribution ratio. The figures exclude shares of Exelis common stock held directly or indirectly by Exelis, if any. The actual number of shares to be distributed will be determined on the record date and will reflect any repurchases of shares of Exelis common stock and issuances of shares of Exelis common stock in respect of employer or employee contributions under Exelis benefit plans between the date the Exelis Board of Directors declares the dividend for the distribution and the record date for the distribution.

For information regarding options to purchase shares of our common stock that will be outstanding after the distribution, see “Capitalization,” “Certain Relationships and Related Party Transactions—Agreements with Exelis Related to the Spin-Off—Employee Matters Agreement” and “Management.”

Before the spin-off, we will enter into several agreements with Exelis to effect the spin-off and provide a framework for our relationship with Exelis after the spin-off. These agreements will govern the relationship between us and Exelis after completion of the spin-off and provide for the allocation between us and Exelis of the assets, liabilities, rights and obligations of Exelis. See “Certain Relationships and Related Party Transactions—Agreements with Exelis Related to the Spin-Off.”

Trading Prior to the Distribution Date

It is anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to Exelis shareholders on the distribution date. Any Exelis shareholder who owns shares of Exelis common stock at 5:00 p.m., New York time, on the record date will be entitled to shares of our common stock distributed in the spin-off. Exelis shareholders may trade this entitlement to shares of our common stock, without the shares of Exelis common stock they own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our common stock will end and “regular-way” trading will begin. See “Trading Market.”

Following the distribution date, we expect shares of our common stock to be listed on the New York Stock Exchange under the ticker symbol “VEC”. We will announce the when-issued ticker symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in Exelis common stock: a “regular-way” market and an “ex-distribution” market. Shares of Exelis common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if shares of Exelis common stock are sold in the regular-way market up to and including the distribution date, the selling shareholder’s right to receive shares of our common stock in the distribution will be sold as well. However, if Exelis shareholders own shares of Exelis common stock as of 5:00 p.m., New York time, on the record date and sell those shares on the ex-distribution market up to and including the distribution date, the selling shareholders will still receive the shares of our common stock that they would otherwise receive pursuant to the distribution. See “Trading Market.”

Incurrence of Debt

It is anticipated that, prior to the completion of the spin-off, we will incur indebtedness in an amount estimated at $140 million under a senior secured term facility and enter into a senior secured revolving facility permitting borrowings of up to $75 million. See “Description of Material Indebtedness.” The proceeds from the senior secured term facility will be used to fund a cash distribution to Exelis that is expected to be approximately $119 million.

Conditions to the Spin-Off

We expect that the spin-off will be effective as of 12:01 a.m., New York time, on September 27, 2014, the distribution date, provided that the following conditions shall have been satisfied or waived by Exelis:

•	our Registration Statement on Form 10, of which this information statement forms a part, shall have been declared effective by the SEC, no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this information statement, or a notice of internet availability thereof, shall have been mailed to the Exelis shareholders;

•	Vectrus common stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of distribution;

•	Exelis shall have obtained an opinion from its tax counsel, in form and substance satisfactory to Exelis, to the effect that the spin-off will qualify as a tax-free distribution under Section 355 of the Code;

•	prior to the distribution date, the Exelis Board of Directors shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to Exelis, with respect to the capital adequacy and solvency of each of Exelis and Vectrus after giving effect to the spin-off;

•	all material governmental approvals and other consents necessary to consummate the spin-off shall have been received;

•	no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the spin-off shall be pending, threatened, issued or in effect, and no other event outside the control of Exelis shall have occurred or failed to occur that prevents the consummation of all or any portion of the spin-off;

•	no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of Exelis, would result in the distribution having a material adverse effect on Exelis or its shareholders;

•	the financing transactions described in this information statement as having occurred prior to the distribution shall have been consummated on or prior to the distribution (including any funding thereunder contemplated to take place and any cash contributions or distributions of the proceeds thereof anticipated to take place on or prior to the distribution);

•	the internal reorganization shall have been completed, except for such steps as Exelis in its sole discretion shall have determined may be completed after the distribution date;

•	Exelis shall have taken all necessary action, in the judgment of the Board of Directors of Exelis, to cause the Board of Directors of Vectrus to consist of the individuals identified in this information statement as directors of Vectrus;

•	Exelis shall have taken all necessary action, in the judgment of the Board of Directors of Exelis, to cause the officers of Vectrus to be the individuals identified as such in this information statement;

•	all necessary actions shall have been taken to adopt the form of amended and restated articles of incorporation and amended and restated by-laws filed by Vectrus with the SEC as exhibits to the Registration Statement on Form 10, of which this information statement forms a part;

•	the Board of Directors of Exelis shall have approved the distribution, which approval may be given or withheld at its absolute and sole discretion;

•	in the event that the distribution is for any reasons postponed more than 120 days after the date on which the Exelis Board of Directors approves the distribution, the Board of Directors of Exelis shall have redetermined, as of such postponed distribution date, that the distribution satisfies the requirements of Indiana Business Corporation Law governing distributions; and

•	each of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement and the other ancillary agreements shall have been executed by each party.

The fulfillment of the foregoing conditions will not create any obligation on the part of Exelis to effect the spin-off. We are not aware of any material Federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, approval for listing on the New York Stock Exchange and the declaration of effectiveness of the Registration Statement on Form 10 by the SEC, in connection with the distribution. Exelis has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Exelis determines, in its sole discretion, that the spin-off is not then in the best interests of Exelis or its shareholders or other constituents, that a sale or other alternative is in the best interests of Exelis or its shareholders or other constituents or that it is not advisable for Vectrus to separate from Exelis at that time. In the event the Board of Directors of Exelis determines to waive a material condition to the distribution, modify a material term of the distribution or not to proceed with the spin-off, Exelis intends to promptly issue a press release or other public announcement and file a Current Report on Form 8-K to report such event. The Company is not aware of any circumstances under which the distribution would be abandoned.

Reasons for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Exelis shareholders that are entitled to receive shares of our common stock in the spin-off. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Exelis nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

TRADING MARKET

Market for Our Common Stock

There has been no public market for our common stock. An active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis at least two trading days prior to the record date and continue through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of Exelis common stock as of 5:00 p.m., New York time on the record date, you will be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of Exelis common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and “regular-way” trading will begin. We intend to list our common stock on the New York Stock Exchange under the ticker symbol “VEC”. We will announce our when-issued trading symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in Exelis common stock: a “regular-way” market and an “ex-distribution” market. Shares of Exelis common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Exelis common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of Exelis common stock as of 5:00 p.m., New York time, on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise receive pursuant to the distribution.

We cannot predict the prices at which our common stock may trade before the spin-off on a “when-issued” basis or after the spin-off. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Those prices may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company and the military and government services industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See “Risk Factors—Risks Relating to Our Common Stock.”

Transferability of Shares of Our Common Stock

On August 25, 2014, Exelis had approximately 188 million shares of its common stock issued and outstanding. Based on this number, we expect that upon completion of the spin-off, we will have approximately 10 million shares of common stock issued and outstanding. The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. As of the distribution date, we estimate that our directors and officers will beneficially own in the aggregate less than one percent of our shares. In addition, individuals who are affiliates of Exelis on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date that the registration statement of which this information statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0% of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

In the future, we may adopt new stock option and other equity-based compensation plans and issue options to purchase shares of our common stock and other stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these stock plans. Shares issued pursuant to awards after the effective date of that registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Except for our common stock distributed in the distribution and employee-based equity awards, none of our equity securities will be outstanding immediately after the spin-off and there are no registration rights agreements existing with respect to our common stock.

DIVIDEND POLICY

We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences applicable law and such other factors as our Board of Directors may deem relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit the payments of dividends. There can be no assurance that we will pay any dividend in the future or continue to pay any dividend if we do commence the payment of dividends. There can also be no assurance that the combined annual dividends on Exelis common stock and our common stock after the spin-off, if any, will be equal to the annual dividends on Exelis common stock prior to the spin-off.

CAPITALIZATION

The following table presents Vectrus’s historical capitalization at June 30, 2014 and our pro forma capitalization at that date reflecting the spin-off and the related transactions and events described in the notes to our unaudited pro forma combined condensed balance sheet as if the spin-off and the related transactions and events, including our financing transaction, had occurred on June 30, 2014. The capitalization table below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Vectrus’s historical combined financial statements, our unaudited pro forma condensed combined financial statements and the notes to those financial statements included in this information statement.

We are providing the unaudited capitalization table below for informational purposes only. It should not be construed to be indicative of our capitalization or financial condition had the spin-off and the related transactions and events been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as a separate, independent entity at that date and is not necessarily indicative of our future capitalization or financial condition.

	As of June 30, 2014
	Historical	Pro Forma
(In millions)
Cash and Cash Equivalents(1)	$9	$25

Capitalization:

Liabilities
Debt	$—	$140

Equity
Common stock ($0.01 par value)	—	—	(2)
Additional paid in capital	—	83
Parent company investment(1)	208	—
Accumulated other comprehensive income	(2)	(2)

Total capitalization	$206	$221

(1)	Historically, cash received by us has generally been transferred to Exelis, and Exelis has funded our disbursement accounts on an as-needed basis. The net effect of transfers of cash to and from the Exelis cash management accounts is reflected in parent company investment in the combined balance sheets.

(2)	We have assumed the number of outstanding shares of common stock based on the number of Exelis common shares outstanding at June 30, 2014, which would result in approximately 10 million shares at a par value of $0.01 per share being distributed to holders of Exelis common shares, at an assumed distribution ratio of one share of Vectrus common stock for every 18 shares of Exelis common stock.

SELECTED HISTORICAL CONDENSED COMBINED FINANCIAL AND OTHER DATA

The following table presents selected historical combined financial data for Vectrus. The condensed combined statement of income data for each of the three years ended December 31, 2013 and the condensed combined balance sheet data as of December 31, 2013 and 2012 set forth below are derived from Vectrus’s audited combined financial statements included in this information statement. The condensed combined statement of income data for the six months ended June 30, 2014 and June 30, 2013 and the condensed combined balance sheet data as of June 30, 2014 are derived from the unaudited condensed combined financial statements for Vectrus included elsewhere in this information statement. The condensed combined statement of income data for each of the two years ended December 31, 2010 and 2009 and the condensed combined balance sheet data as of December 31, 2011, 2010 and 2009 are derived from Vectrus’s unaudited combined financial statements that are not included in this information statement. The unaudited condensed combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein.

The selected historical combined financial and other data presented below should be read in conjunction with Vectrus’s combined financial statements and accompanying notes and “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this information statement. Vectrus’s condensed combined financial data may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from Exelis. See “Unaudited Pro Forma Condensed Combined Financial Statements” for a further description of the anticipated changes.

	As of and for the six months ended June 30		Year ended December 31,
	2014	2013	2013	2012	2011	2010	2009
(In millions)
Results of Operations
Revenue	$617	$835	$1,512	$1,828	$1,806	$1,132	$1,078
Operating income	$27	$77	$131	$110	$87	$35	$62
Operating Margin	4.4%	9.2%	8.7%	6.0%	4.8%	3.1%	5.8%
Net income	$17	$50	$84	$75	$54	$22	$39

Financial Position
Total assets	$499	$595	$489	$591	$615	$474	$414
Total debt	$—	$—	$—	$—	$—	$—	$—

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements of Vectrus consist of unaudited pro forma condensed combined statements of income for the six months ended June 30, 2014 and for the fiscal year ended December 31, 2013, and an unaudited pro forma condensed combined balance sheet as of June 30, 2014. The unaudited pro forma condensed combined financial statements should be read in conjunction with our historical combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this information statement.

The unaudited pro forma condensed combined financial statements have been derived from our historical combined financial statements included in this information statement and are not intended to be a complete presentation of our financial position or results of operations had the transactions contemplated by the Distribution Agreement and related agreements occurred as of and for the periods indicated. In addition, they are provided for illustrative and informational purposes only and are not necessarily indicative of our future results of operations or financial condition as an independent, publicly-traded company. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the spin-off and related transaction agreements, and that are factually supportable and, for purposes of the statements of income, are expected to have a continuing impact on us. However, such adjustments are subject to change based on the finalization of the terms of the spin-off and related transaction agreements.

The unaudited pro forma condensed combined statements of income for the six months ended June 30, 2014 and for the fiscal year ended December 31, 2013 reflect our results as if the spin-off and related transactions described below had occurred as of January 1, 2013. The unaudited pro forma condensed combined balance sheet as of June 30, 2014 reflects our results as if the spin-off and related transactions described below had occurred as of such date.

The unaudited pro forma condensed combined financial statements give effect to the following, among other things:

•	the contribution, pursuant to the Distribution Agreement, by Exelis to us of all the assets and liabilities that comprise our business, including the entities holding all of the assets and liabilities that comprise our business;

•	the expected transfer, upon the distribution, by Exelis to us of other assets and liabilities that were not reflected in our historical combined financial statements;

•	the internal reorganization as described in “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization;”

•	our anticipated post-spin-off capital structure, including (i) the distribution of up to approximately 10 million shares of our common stock to holders of Exelis common shares (this number of shares is based upon the number of Exelis common shares outstanding on June 30, 2014 and a distribution ratio of one share of Vectrus common stock for every 18 shares Exelis common stock); and (ii) the incurrence of indebtedness in an amount estimated at $140 million and the making of a $119 million distribution to Exelis;

•	the impact of, and transactions contemplated by, a Tax Matters Agreement between us and Exelis and the provisions contained therein; and

•	settlement of intercompany account balances between us and Exelis.

The operating expenses reported in our historical combined statements of income include allocations of certain Exelis costs. These costs include all Exelis corporate costs, shared services, and other SG&A and non-SG&A related costs that benefit us. Some of these costs have historically been charged directly to the operating units and have been included in our historical results. As a stand-alone public company, we do not expect our recurring costs to be materially higher than the expenses historically allocated to us from Exelis.

We currently estimate that the costs we will incur during our transition to being a stand-alone public company will range from approximately $4 million to $7 million. We have not adjusted the accompanying unaudited pro forma condensed combined statements of income for these estimated transition costs as they are not expected to have an ongoing impact on our operating results. We anticipate that substantially all of these costs will be incurred within 12 months of the distribution. These transition costs relate to the following:

•	accounting, tax and other professional costs pertaining to the spin-off and establishing us as a stand-alone public company;

•	compensation, such as modifications to certain bonus awards, upon completion of the spin-off;

•	recruiting and relocation costs associated with hiring key senior management personnel new to our company;

•	costs related to establishing our new brand in the marketplace;

•	costs to separate our information systems from Exelis; and

•	other separation costs.

Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

SIX MONTHS ENDED JUNE 30, 2014

(In millions, except per share amounts)	Historical (a)	Financing Adjustments		Transfer of TARS Business (m)	Separation and Other Adjustments		Pro Forma for the Financing, TARS, and the Separation
Revenue	$617	$—		$(19)	$—		$598
Cost of revenue	552	—		(18)	—		534
Selling, general and administrative expenses	38	—		—	(6	)(b)	32

Operating income	27	—		(1)	6		32
Interest expense	—	3	(c)	—	—		3

Income from continuing operations before income tax expense	27	(3)		(1)	6		29
Income tax expense	10	(1	)(d)	—	2	(d)	11

Net income	$17	$(2)		$(1)	$4		$18

Basic earnings per share:							$1.71	(k)
Diluted earnings per share:							$1.68	(l)
Weighted average number of shares outstanding:
Basic							10.5	(k)
Diluted							10.7	(l)

PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31, 2013

(In millions, except per share amounts)	Historical (a)	Financing Adjustments		Transfer of TARS Business (m)	Separation and Other Adjustments		Pro Forma for the Financing, TARS, and the Separation
Revenue	$1,512	$—		$(37)	$—		$1,475
Cost of revenue	1,297	—		(34)	—		1,263
Selling, general and administrative expenses	84	—		—	(1	)(b)	83

Operating income	131	—		(3)	1		129
Interest expense	—	6	(c)	—	—		6

Income from continuing operations before income tax expense	131	(6)		(3)	1		123
Income tax expense	47	(2	)(d)	(1)	—		44

Net income	$84	$(4)		$(2)	$1		$79

Basic earnings per share:							$7.52	(k)
Diluted earnings per share:							$7.38	(l)
Weighted average number of shares outstanding:
Basic							10.5	(k)
Diluted							10.7	(l)

PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF JUNE 30, 2014

(In millions)	Historical (a)	Financing Adjustments		Transfer of TARS Business (m)	Separation and Other Adjustments		Pro Forma for the Financing, TARS, and the Separation
Assets
Current assets
Cash and cash equivalents	$9	$135	(e)	$—	$(119	)(f)	$25
Receivables	242	—		(5)	—		237
Other current assets	14	—		(2)	2	(i)	14

Total current assets	265	135		(7)	(117)		276

Plant, property and equipment, net	9	—		—	—		9
Goodwill	222	—		(6)	—		216
Other non-current assets	3	5	(e)	—	3	(g)	11

Total non-current assets	234	5		(6)	3		236

Total assets	$499	$140		$(13)	$(114)		$512

Liabilities and Equity
Current liabilities
Accounts payable	$117	$—		$(2)	$—		$115
Advance payments and billings in excess of costs	8	—		(1)	—		7
Compensation and other employee benefits	46	—		(2)	—		44
Deferred tax liability	17	—		(1)	(4	)(g)	12
Short-term debt	—	11	(e)	—	—		11
Other accrued liabilities	9	—			11	(i)	20

Total current liabilities	197	11		(6)	7		209

Long term debt	—	129	(e)	—	—		129
Deferred tax liability	81	—		—	1	(g)	82
Other non-current liabilities	15	—		—	(4	)(h)	11

Total non-current liabilities	96	129		—	(3)		222

Total liabilities	293	140		(6)	4		431

Equity
Common stock	—	—		—	—	(j)	—
Additional paid in capital	—	—		—	83	(j)	83
Parent company investment	208	—		(7)	(201	)(j)	—
Accumulated other comprehensive loss	(2)	—		—	—		(2)

Total equity	206	—		(7)	(118)		81

Total liabilities and equity	$499	$140		$(13)	$(114)		$512

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(a)	Our historical combined financial statements reflect the historical financial position and results of operations of the Mission Systems business of Exelis Inc., and do not reflect the impact of assets and liabilities that will be contributed to us by Exelis in the spin-off and that are discussed separately in footnote (g).

(b)	Reflects the removal of separation costs directly related to the spin-off transaction that were incurred during the historical period. These costs were primarily for professional fees directly related to the separation.

(c)	The adjustments of $3 million in the six months ended June 30, 2014 and $6 million in the fiscal year ended December 31, 2013, represent interest expense and amortization of debt incurrence costs in connection with the indebtedness we are planning to incur as described in footnote (e) below. The pro forma impact was based on the incurrence of $140 million of indebtedness issued with an interest rate of LIBOR plus an applicable margin ranging from 2.5% – 3% pursuant to a pricing grid based on our leverage ratio. See “Description of Material Indebtedness.” We expect to capitalize debt incurrence costs of approximately $5 million in connection with these debt arrangements.

A 1/8% variance in the assumed interest rate on the new indebtedness incurrence would change annual interest expense by $0.2 million.

(d)	Adjusted to reflect a pro forma Vectrus effective tax rate equal to an historical Vectrus statutory effective tax rate. The provision for income taxes reflected in our historical financial statements was determined as if Vectrus filed a separate, stand-alone consolidated income tax return. The pro forma adjustments were determined using the statutory tax rate in effect in the respective tax jurisdictions during the periods presented.

(e)	Reflects the incurrence of $140 million of indebtedness, debt incurrence costs of $5 million and net cash proceeds of $135 million. The debt consists of a $140 million senior secured term loan. See “Description of Material Indebtedness.” The target debt balance at the time of separation was based on a review of a number of factors including forecast liquidity and capital requirements, expected operating results, and general economic conditions. Cash on hand following the spin-off transaction is expected to be used for general corporate purposes.

(f)	Reflects the distribution to Exelis of $119 million based upon the anticipated post-separation capital structure.

(g)	Reflects an adjustment to deferred income taxes of $3 million and other non-current assets of $3 million. The adjustment to deferred income taxes is comprised of a decrease in the current deferred tax liability of $4 million related to insurance reserves and an increase in the non-current deferred tax liability of $1 million related to environmental liabilities that will be retained by Exelis. The impact to other non-current assets is comprised of an indemnity related to contingent tax liabilities which will be indemnified by Exelis in connection with the spin-off as set forth in the Tax Matters Agreement. At the time of separation, we will record a liability necessary to recognize the fair value of such indemnification arrangements.

(h)	Reflects an adjustment to other long-term liabilities related to environmental liabilities of $4 million that will be retained by Exelis in connection with the spin-off as set forth in the Distribution Agreement that will be entered into with Exelis.

(i)	Reflects an adjustment to worker’s compensation, automobile, and general liabilities of $11 million (and associated assets of $2 million) that will be assumed by Vectrus in connection with the spin-off as set forth in the Distribution Agreement that will be entered into with Exelis.

(j)

Represents the reclassification of the net investment of Exelis in us, which was recorded in parent company equity, into additional paid-in-capital and the balancing entry to reflect the par value of approximately million outstanding shares of common stock at a par value of $0.01 per share. We have assumed the number of outstanding shares of common stock based on the number of Exelis common shares outstanding at June 30, 2014, which would result in approximately 10 million shares being distributed to holders of Exelis common shares, at an assumed distribution ratio of one share of Vectrus common stock for every 18 shares of Exelis common stock.

(k)	Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding are based on the number of Exelis common shares outstanding on June 30, 2014 and December 31, 2013, adjusted for an assumed distribution ratio of one share of Vectrus common stock for every 18 shares of Exelis common stock.

(l)	Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect potential common shares from Exelis equity plans in which our employees participate based on the distribution ratio. While the actual impact on a go-forward basis will depend on various factors, including employees who may change employment from one company to another, we believe the estimate yields a reasonable approximation of the dilutive impact of Exelis equity plans.

(m)	These adjustments reflect the transfer to Exelis of the results of operations and financial position associated with the Tethered Aerostat Business of Exelis (TARS). The TARS business had been historically managed by us, but will be transferred to Exelis as part of the internal reorganization. See “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with the audited historical combined financial statements and the notes thereto included in this information statement, as well as the discussion in the section of this information statement entitled “Business.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this information statement entitled “Risk Factors” and “Special Note About Forward-Looking Statements.”

The combined financial statements, which are discussed below, reflect the historical financial condition, results of operations and cash flows of the Mission Systems business of Exelis. The financial information discussed below and included in this information statement, however, may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.

Except as otherwise indicated or unless the context otherwise requires, the information included in this management’s discussion and analysis assumes the completion of all the transactions referred to in this information statement in connection with the spin-off. Unless the context otherwise requires, references in this information statement to “Vectrus,” “we,” “us,” “our” and “our company” refer to Vectrus, Inc. and its combined subsidiaries. References in this information statement to “Exelis” or “parent” refer to Exelis Inc., an Indiana corporation, and its consolidated subsidiaries, unless the context otherwise requires.

SPIN-OFF FROM EXELIS

On December 11, 2013, Exelis announced a plan to separate its military and government services business from the remainder of its businesses through a pro rata distribution of all of the outstanding Vectrus common stock to its shareholders.

The distribution of our common stock to Exelis shareholders is conditioned on, among other things, final approval of the distribution plan by the Exelis Board of Directors; the receipt of an opinion of tax counsel to the effect that the spin-off will qualify as a tax-free distribution under Section 355 of the Code; and the U.S. Securities and Exchange Commission, or the SEC, declaring effective our Registration Statement on Form 10, of which this information statement forms a part. Immediately following the distribution, Exelis will not own any of our outstanding common stock, and we will have entered into a Distribution Agreement and will enter into several other agreements with Exelis for the purpose of allocating between us and Exelis various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also include arrangements with respect to transitional services to be provided by Exelis to us.

Subsequent to the distribution, we expect to incur one-time expenditures consisting primarily of employee-related costs, costs to start up certain stand-alone functions and information technology systems, and other one-time transaction related costs. Recurring stand-alone costs include establishing the internal audit, treasury, investor relations, tax and corporate secretary functions as well as the annual expenses associated with running an independent publicly traded company including listing fees, compensation of non-employee directors and related Board of Director fees, and other fees and expenses related to insurance, legal and external audit. Recurring stand-alone costs that differ from historical allocations may have an impact on profitability and operating cash flows but we believe the impact will not be significant. As a stand-alone public company, we do not expect our recurring stand-alone corporate costs to be materially higher than the expenses historically allocated to us from Exelis. We believe our cash flow from operations will be sufficient to fund our corporate expenses.

EXECUTIVE SUMMARY

We are a leading provider of infrastructure asset management, logistics and supply chain management, and information technology and network communication services to the U.S. government worldwide. Our services include operations, maintenance, management, engineering and sustainment for physical assets including a wide variety of facilities, information technology, network and communication systems, vehicles and equipment. We have a proven history of deploying resources rapidly and with precision to support the mission success of our customers. Leveraging a history of more than 50 years, we provide global service solutions in 18 countries across four continents in both stable and unstable environments.

We operate in a single segment and offer services in three major capability areas: infrastructure asset management, logistics and supply chain management, and information technology and network communication services. Our infrastructure asset management services support the U.S. Army, Air Force, and Navy, and include infrastructure services, security, warehouse management and distribution, ammunition management, military base maintenance and operations, communications, emergency services, transportation, and life support activities at a number of critical global military installations. Our logistics and supply chain management services support and maintain the vehicle and equipment stocks of the U.S. Army and Marine Corps. Our information technology and network communication capabilities consist of operation and maintenance of communications systems, network security, systems installation, and full life cycle management of information technology systems for the U.S. Army, Air Force and Navy.

Vectrus reported revenue of $617 million for the six months ended June 30, 2014, a decrease of approximately 26.1% from $835 million reported for the six months ended June 30, 2013. This decrease was driven primarily by lower program activity in Afghanistan as a result of U.S. troop withdrawals. Operating income for the six months ended June 30, 2014 was $27 million, reflecting a decrease of approximately $50 million or 64.9% compared to the corresponding prior year period due to lower revenue in the six months ended June 30, 2014 and a favorable contract modification that occurred in the six months ended June 30, 2013.

Vectrus reported revenue of $1.5 billion for the fiscal year ended December 31, 2013, a decrease of approximately 17.3% from $1.8 billion reported for the fiscal year ended December 31, 2012. This decrease was driven primarily by lower program activity in Iraq and Afghanistan as a result of U.S. troop withdrawals. Despite lower revenue in 2013, our operating margin was 8.7% and operating income was $131 million, which is an increase of approximately $21 million or 19.1% as compared to the operating income reported in 2012, due to operational efficiencies and favorable contract modifications on certain Middle East and Afghanistan programs.

KEY PERFORMANCE AND NON-GAAP MEASURES

Key Performance Measures

The primary financial performance measures Vectrus uses to manage its businesses and monitor results of operations are revenue trends and operating income trends. Management believes that these financial performance measures are the primary drivers for Vectrus’s earnings and net cash from operating activities. Operating income represents revenue less both cost of revenue and selling, general and administrative expenses. We define operating margin as operating income as a percentage of revenue. Cost of revenue consists of labor, subcontracting costs, materials, and an allocation of indirect costs, which includes service center transaction costs. Selling, general and administrative expenses consists of indirect labor costs (including wages and salaries for executives and administrative personnel), bid and proposal expenses, and other general and administrative expenses not allocated to cost of revenue.

We manage the nature and amount of costs at the contract level, which forms the basis for estimating our total costs and profitability for a specific contract. Management evaluates its contracts and business performance by focusing on revenue, operating income and operating margin, and not by type or amount of operating expense. As a result, our discussion of results of operations focuses on revenue, operating income and operating margin. This is consistent with our approach for managing our business, which begins with management’s approach for assessing the bidding opportunity for each contract and then managing contract profitability throughout the performance period.

Revenue Trends. For the five year period ending on December 31, 2013, revenue increased $434 million, or 40%, from $1,078 million for the year ended December 31, 2009. The increase relates largely to significant contract wins in 2010 and 2011 (Kuwait Base Operations and Security Support Services (K-BOSSS), Kuwait based Army Prepositioned Stocks-5 (APS-5 Kuwait), Afghanistan National Security Forces (ANSF), and Logistics Civilian Augmentation Program (LOGCAP)) in the Middle East and Afghanistan related mostly to wartime activity. For the year ended December 31, 2011, revenue increased $674 million from the year ended December 31, 2010 due primarily to these new business wins. For the year ended December 31, 2013, however, revenue declined compared to the year ended December 31, 2012 period by $316 million, driven mainly by troop withdrawals in Iraq, a reduced U.S. presence in Afghanistan and defense spending reductions. In May 2014, the Administration announced its plan to steadily withdraw U.S. forces in Afghanistan by 2016, with only a normal embassy presence remaining, as described below. We expect this reduction in U.S. force levels will result in a material reduction in our revenue for the years ended December 31, 2014, 2015 and 2016 as compared to the year ended December 31, 2013 and prior periods.

Operating Income Trends. For the five year period ending on December 31, 2013, total operating income more than doubled from $62 million in 2009 to $131 million in 2013, and operating margin improved by 2.9%. The increase is due to the increase in revenue volume related to the contract wins in 2010 and 2011 described above, operational efficiencies and favorable contract modifications on certain Middle East and Afghanistan programs. For the years ended December 31, 2014, 2015 and 2016, we expect total operating income to be significantly lower as compared to the year ended December 31, 2013 and prior periods due to the announced reduction in U.S. force levels in Afghanistan described below.

Outlook. U.S. funding for programs in Afghanistan has decreased in recent periods, and will likely continue to decrease as the U.S. government plans to reduce the U.S. presence in Afghanistan. In May 2014, the Administration announced its plan to steadily withdraw U.S. forces in Afghanistan by 2016, with only a normal embassy presence remaining. It is expected that the U.S. military will maintain a limited presence after the subsequent transition to the Afghan government. Our strategy to broaden our customer base and expand our geographic footprint is designed to help mitigate a reduction in revenue associated with decreased funding for programs in Afghanistan and decrease our dependence on the U.S. Army and Overseas Contingency Operations (OCO) funding. Additionally, we expect our strategic plans to increase the scope and value-add of our services within current services lines to drive enduring growth following the repositioning of the U.S. presence in the Middle East.

Non-GAAP Measure

In addition to the key performance measures discussed above, we consider adjusted net income to be useful to management and investors in evaluating our operating performance for the periods presented, and to provide a tool for evaluating our ongoing operations. Adjusted net income is defined as net income, adjusted to exclude items that include, but are not limited to, significant charges or credits that impact current results, but are not related to our ongoing operations, unusual and infrequent non-operating items and non-operating tax settlements or adjustments. This information can assist investors in assessing our financial performance and measures our ability to generate capital for deployment among competing strategic alternatives and initiatives. Adjusted net income, however, is not a measure of financial performance under generally accepted accounting principles in the United States of America (GAAP) and should not be considered a substitute for revenue, operating income, income from continuing operations, or net cash from continuing operations as determined in accordance with GAAP. A reconciliation of adjusted income from net income is provided below.

	Six Months Ended June		Years Ended December 31,
	2014	2013	2013	2012	2011
(In millions)
Net income	$17	$50	$84	$75	$54

Separation costs, net of tax	4	—	1	—	—

Adjusted net income	$21	$50	$85	$75	$54

KNOWN TRENDS AND UNCERTAINTIES

Economic Opportunities, Challenges, and Risks

The U.S. government’s investment in services and capabilities in response to evolving security challenges creates a complex and evolving business environment for Vectrus and other firms in this market segment. However, the DoD budget remains the largest in the world and we believe our addressable portion of the DoD budget exceeds $25 billion based on management estimates. We expect the U.S. government will continue to place a high priority on defense spending and national security, and will continue to invest in affordable solutions for its vast facilities, logistics, equipment and communication needs, which we believe aligns with our core capabilities and strengths. In addition, we believe we can address a larger portion of the U.S. government budget and expand our focus to other sectors of the U.S. government such as the Intelligence Community and other civilian agencies.

The enacted fiscal year 2014 budget provided $520.4 billion in discretionary funding for the combined defense and security categories of discretionary budget authority. The base DoD budget portion of that funding for fiscal year 2014 as set forth in the Defense Appropriations Bill was set at $486.6 billion, representing a decrease of $31.5 billion compared to the 2013 enacted level. With this budget, and projections going forward, the DoD noted that it will achieve $486.9 billion in savings by 2021. The largest share of the budget for 2014 was the operations and maintenance (O&M) category, which is the primary source of funding for our programs. The O&M portion of the budget for fiscal year 2014 was set at $193 billion with approximately $70 billion in overseas contingency operations (OCO) O&M spending. The portion of the O&M budget allocated to the Army was set at $41 billion for fiscal year 2014.

In March 2014, the DoD released its fiscal year 2015 budget proposal, with a total request of $524 billion in base funding. OCO funding for fiscal year 2015 is expected to be $60 billion out of an expected total DoD budget of $584 billion.

Although we anticipate reductions to certain programs in which we participate or for which we expect to compete, we believe spending on O&M of defense assets, as well as civilian agency infrastructure and equipment, will continue to be a U.S. government priority. We believe our portfolio of capabilities aligns well with U.S. government cost-saving initiatives that demand that users utilize existing equipment and infrastructure rather than executing new purchases and new infrastructure construction. Vectrus’s focus is on sustaining existing base and installed equipment, which we believe aligns with our customers’ intent. Many of the core functions Vectrus performs are mission-essential, such as: keeping communication networks operational; utilities operations and repair (such as electricity, gas and steam); and firefighting. While customers may reduce the level of service required, we believe elimination of these services is unlikely.

Our programs generally face declining revenue streams going forward, in particular with programs related to the support of ongoing operations in Afghanistan. Programs related specifically to the support of ongoing operations in Afghanistan are subject to changes in the level of U.S. commitment. In May 2014, the Administration announced its plan to steadily withdraw U.S. forces in Afghanistan by 2016, with only a normal embassy presence remaining. It is expected that the U.S. military will maintain a limited presence after the subsequent transition to the Afghan government. This expectation is reflected in our strategic business plan as well as in our efforts to win new business. We believe we are well positioned to address emerging opportunities in the United States and the Middle East and North Africa (MENA) region.

The future scope of these activities and pace of U.S. military drawdowns remain uncertain, pending disclosure of the U.S. government’s full drawdown plan. There has been particular uncertainty around the Administration’s statements and intentions regarding the future footprint in Afghanistan.

The pace and depth of U.S. government acquisition reform and cost savings initiatives, combined with increased industry competitiveness to win long-term positions on key programs, could add pressure to sales levels and profit margins going forward.

The information provided above does not represent a complete list of trends and uncertainties that could impact our business in either the near or long-term. It should, however, be considered along with the risk factors identified under the caption “Risk Factors” and the matters identified under the caption “Special Note About Forward-Looking Statements” in this information statement.

DISCUSSION OF FINANCIAL RESULTS

Selected financial highlights are presented in the table below:

	Six Months Ended June 30,			Years Ended December 31,
	2014	2013	Change	2013	2012	Change
(In millions)
Revenue	$617	$835	(26.1)%	$1,512	$1,828	(17.3)%
Cost of revenue	552	713	(22.6)%	1,297	1,636	(20.7)%
% of revenue	89.5%	85.4%		85.8%	89.5%
Selling, general and administrative	38	45	(15.6)%	84	82	2.4%
% of revenue	6.2%	5.4%		5.6%	4.5%
Operating income	27	77	(64.9)%	131	110	19.1%
Operating margin	4.4%	9.2%		8.7%	6.0%
Income tax expense	10	27	(63.0)%	47	35	34.3%
Effective income tax rate	35.7%	35.8%		35.9%	31.8%

Net Income	$17	$50	(66.0)%	$84	$75	12.0%

Six months ended June 30, 2014 compared to six months ended June 30, 2013

Revenue

Revenue for the six months ended June 30, 2014 was $617 million, reflecting a decrease of $218 million or 26.1% as compared to the same prior year period. The decline in revenue was attributable mainly to lower activity in Middle East and Afghanistan based programs. Middle East based programs experienced revenue declines of $112 million as a result of base closures on K-BOSSS as the U.S. government consolidated contracting activity and reduced maintenance requirements on APS-5 Kuwait as equipment was placed in storage due to reduced equipment requirements in-theater as the U.S. Government continues to reduce troop levels in the Middle East. Programs with contract activity in Afghanistan experienced declines of approximately $105 million as maintenance responsibility was transferred to local Afghans on certain contracts and facility service levels were reduced, to align to changing U.S. government priorities in Afghanistan.

Cost of Revenue

The decrease in cost of revenue of $161 million or 22.6% for the six months ended June 30, 2014 as compared to the same period in 2013 was primarily due to lower sales as described above. The cost of revenue as a percentage of revenue increased due to declining leverage of certain program costs as a result of lower revenue in our Middle East and Afghanistan based programs.

Selling, General & Administrative (SG&A) Expenses

For the six months ended June 30, 2014, SG&A expenses of $38 million decreased by 15.6% as compared to $45 million for the six months ended June 30, 2013. The decrease was driven by cost reductions implemented during 2013 to align costs with revenue declines. Local cost reductions include the administrative office closure in Doha, Qatar and additional indirect staff reductions based in Colorado Springs as we implemented a leaner headquarters operating model, which was partially offset by higher general corporate expenses incurred in connection with costs to start up certain stand-alone functions in connection with the spin-off.

Operating Income

Operating income for the six months ended June 30, 2014 decreased by $50 million or 64.9% as compared to the six months ended June 30, 2013. Operating income as a percentage of revenue was 4.4% for the six months ended June 30, 2014, compared to 9.2% for the six months ended June 30, 2013. The decrease in operating margin was due primarily to positive non-recurring modifications on Afghanistan based programs during the six months ended June 30, 2013. The contract modifications related primarily to final pricing and fee negotiations with the customer for contracts with open years from 2011 through 2013 which resulted in a positive adjustment to revenue in the first half of 2013.

During the performance of long-term sales contracts, estimated final contract prices and costs are reviewed periodically and revisions are made as required and recorded in income in the period in which they are determined. Changes in estimated revenue, cost of revenue and the related effect to operating income are recognized using a cumulative catch-up adjustment which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a contract’s percent complete. For the six months ended June 30, 2014, net cumulative catch-up adjustments related to prior periods did not increase operating income, as compared to an increase of approximately $26 million for the six months ended June 30, 2013. For the six months ended June 30, 2013, four contracts accounted for 84% of the net favorable cumulative catch-up adjustment.

Income Tax Expense

We recorded income tax expense of $10 million and $27 million for the six months ended June 30, 2014 and 2013, respectively, which represented effective income tax rates of 35.7% and 35.8%, respectively. The decrease in the six months effective income tax rate was due primarily to a one time non-deductible charge from the former parent of Exelis relating to the Company’s share of tax from an IRS examination settlement.

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenue

Revenue for the year ended December 31, 2013 was $1,512 million, reflecting a decrease of $316 million or 17.3% as compared to 2012. The decline in revenue was mainly attributable to lower activity in Middle East based programs, with a decrease of $136 million as a result of base closures on K-BOSSS as the U.S. government consolidated contracting activity, and reduced maintenance requirements on APS-5 Kuwait as equipment was placed in storage due to reduced equipment requirements in-theater as the U.S. Government continues to reduce troop levels in the Middle East and Afghanistan. Programs with contract activity in Afghanistan experienced declines of $112 million as maintenance responsibility was returned to local Afghans on certain contracts and facility service levels were reduced aligning to changing U.S. government priorities in Afghanistan. Revenue from domestic contracts declined $31 million related primarily to the completion of the Fort Bragg contract and general customer service level reductions across remaining domestic programs. Europe based programs declined $37 million driven primarily by a change to the labor structure on the Kaiserslautern contract, which reduced overall staffing levels and the contract value.

Cost of Revenue

The decrease in cost of revenue of $339 million or 20.7% was due primarily to lower sales as described above and operational efficiencies on Middle Eastern and Afghanistan based programs. Operational efficiencies related primarily to in-sourcing or reducing the overall level of effort related to subcontract labor. Additionally, on mature programs we were able to reduce the amount of administrative costs required to run and manage our long-term contracts. We expect the cost savings from the operational efficiencies to remain at 2013 levels on existing programs and to translate into lower future revenue and profit in future periods as current contracts come up for re-competition. The cost of revenue as a percent of revenue decreased due to the operational efficiencies on our Middle Eastern and Afghanistan based programs.

Selling, General & Administrative (SG&A) Expenses

For the year ended December 31, 2013, SG&A expenses of $84 million increased by 2.4% compared to $82 million for the year ended December 31, 2012. The increase was driven by an increase in general corporate expenses of $4 million which was offset by partial year savings of $2 million as a result of local cost reductions implemented during 2013 to align costs with revenue declines. Local cost reductions include the administrative office closure in Doha, Qatar and additional indirect staff reductions based in Colorado Springs as we implemented a leaner headquarters operating model.

Operating Income

Operating income in 2013 increased by $21 million or 19.1% as compared with 2012, and operating income as a percentage of revenue was 8.7%, compared to 6.0% in 2012. The increase in operating income and margin is due primarily to operational efficiencies (noted above) and positive non-recurring contract modifications on Afghanistan based programs of approximately $16 million. The contract modifications related primarily to final pricing and fee negotiations with the customer for contracts with open years from 2011 through 2013 which resulted in a positive adjustment to revenue.

Income Tax Expense

The Company recorded income tax expense of $47 million and $35 million in 2013 and 2012, respectively, which represents effective income tax rates of 35.9% and 31.8%, respectively. The year-over-year increase in the effective income tax rate was due primarily to a non-recurring benefit in 2012 from the cumulative impact of a reduction in the state effective income tax rate.

Year Ended December 31, 2012 compared to year ended December 31, 2011

	Years Ended December 31,
	2012	2011	Change
(In millions)
Revenue	$1,828	$1,806	1.2%
Cost of revenue	1,636	1,648	(0.7)%
% of revenue	89.5%	91.3%
Selling, general and administrative	82	71	15.5%
% of revenue	4.5%	3.9%
Operating income	110	87	26.4%
Operating margin	6.0%	4.8%
Income tax expense	35	33	6.1%
Effective income tax rate	31.8%	37.9%

Net Income	$75	$54	38.9%

Revenue

Revenue for the year ended December 31, 2012 was $1,828 million, reflecting an increase of $22 million or 1.2% as compared to 2011. Programs with contract activity in Afghanistan experienced increases of $142 million as the U.S. government increased personnel in Afghanistan. This was partially offset by a decline of $114 million in Middle East based programs due to U.S. government priorities shifting away from Iraq.

Cost of Revenue

The decrease in cost of revenue of $12 million or 0.7% was due primarily to lower service levels on Middle East based programs offset by increased costs on Afghanistan based programs related to the revenue increase described above. The cost of revenue as a percent of revenue decreased due primarily to operational efficiencies and favorable contract modifications on certain programs based in Afghanistan. Operational efficiencies relate primarily to decreased staffing levels in 2012 and declines in subcontract costs as we in-sourced additional work. In certain circumstances, pricing for contract elements, or contract line items, is finalized during or after work commences on the specified activity. In 2012, we had a contract with open elements related to performance in 2011 and 2012. The final fee and pricing negotiations were resolved favorably in 2012.

Selling, General & Administrative (SG&A) Expenses

For the year ended December 31, 2012, SG&A expenses of $82 million increased by 15.5% compared to $71 million for the year ended December 31, 2011. The increase was driven primarily by an increase of $4.0 million in general corporate expenses and $4.3 million in additional compliance costs for legal, contracts and accounting to support increased overseas program administration and compliance requirements.

Operating Income

Operating income increased by $23 million or 26.4% for the year ended December 31, 2012 compared to 2011, and operating income as a percentage of revenue was 6.0%, compared to 4.8% in 2011. The increase in operating income and margin is due primarily to income associated with Afghanistan revenue increases of $15 million and increased operational efficiency on Afghanistan programs for $14 million. This was partially offset by income declines associated with a decrease in revenue on Middle East based programs.

Income Tax Expense

The Company recorded income tax expense of $35 million and $33 million in 2012 and 2011, respectively, which represents effective income tax rates of 31.8% and 37.9%, respectively. The year-over-year decrease in the effective income tax rate was due primarily to a non-recurring benefit in 2012 from the cumulative impact of a reduction in the state effective income tax rate.

BACKLOG

Total backlog includes both funded backlog (firm orders for which funding is contractually obligated by the customer) and unfunded backlog (firm orders for which funding is not currently contractually obligated by the customer) and represents firm orders and potential options on multi-year contracts, excluding potential orders under indefinite delivery / indefinite quantity (IDIQ) contracts. Backlog is converted into revenue as work is performed. The level of order activity related to DoD programs can be affected by the timing of government funding authorizations and project evaluation cycles. Year-over-year comparisons could, at times, be impacted by these factors, among others.

We expect to recognize a substantial portion of our funded backlog as revenue within the next 12 months. However, the U.S. government may cancel any contract at any time through a termination for convenience. Most of our contracts have terms that would permit us to recover all or a portion of our incurred costs and fees for work performed in the event of a termination for convenience.

Funded orders received decreased approximately $189 million to $466 million during the six months ended June 30, 2014 as compared to the same period in 2013 primarily due to the timing of several large funded awards received in the six months ended June 30, 2013 on our Middle East and Afghanistan based programs. Total backlog decreased by $510 million in the six months ended June 30, 2014 due primarily to certain Middle East and Afghanistan programs won in 2010 and 2011 nearing the end of their five year period of performance contract life cycle. As of December 31, 2013, total backlog (funded and unfunded) was $2.9 billion compared with $3.4 billion as of December 31, 2012.

	As of June 30,	Years Ended December 31,
	2014	2013	2012
(In millions)
Funded backlog	$507	$647	$425
Unfunded backlog	1,852	2,222	2,998

Total backlog	$2,359	$2,869	$3,423

LIQUIDITY AND CAPITAL RESOURCES

Current liquidity

Historically, we have generated operating cash flow sufficient to fund our working capital, capital expenditure and financing requirements. Subsequent to the spin-off, while our ability to forecast future cash flows is more limited, we expect to fund our ongoing working capital, capital expenditure and financing requirements through cash flows from operations via access to cash on hand, as well as through access to credit and capital markets.

If our cash flows from operations are less than we expect, we may need to incur debt or issue equity. From time to time we may need to access the long-term or short-term capital markets to obtain financing. Although we believe that the arrangements in place at the time of the spin-off will permit us to finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including: (i) our credit ratings or absence of a credit rating, (ii) the liquidity of the overall financing markets, and (iii) the state of the economy at the relevant time. We cannot provide assurance that such financing will be available to us on acceptable terms or that such financing will be available at all.

The majority of our operations participate in U.S. and international cash management and funding arrangements run by Exelis where cash is swept from our bank accounts periodically and cash to meet our operating and investing needs is provided as needed from Exelis. Transfers of cash both to and from Exelis in connection with these arrangements are reflected as a component of “Parent company investment” within “Parent company equity” in the combined balance sheets. The cash presented on our balance sheet consists primarily of U.S. and international cash from subsidiaries that do not participate in these arrangements.

Future liquidity

On a recurring basis, our primary future cash needs will be centered on operating activities, working capital, and strategic investments. Our ability to fund these needs will depend, in part, on our ability to generate or raise cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Following our spin-off from Exelis, our capital structure and sources of liquidity will change significantly from our historical capital structure and sources of liquidity. We will no longer participate in cash management and funding arrangements with Exelis. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations, and access to credit and capital markets. We believe that our future cash from operations together with our access to funds on hand and credit and capital markets will provide adequate resources to fund our operating and financing needs.

We expect to have approximately $140 million of indebtedness under a five-year senior secured term facility, or the term facility, at the time of the spin-off. In addition, we expect to have a five-year senior secured revolving facility, or the revolving facility, permitting borrowings of up to $75 million. We refer to the term facility and the revolving facility collectively as the senior secured credit facilities. The interest rate for borrowings under the senior secured credit facilities is expected to be based, at the option of the borrower, on LIBOR, plus a spread, or a base rate, plus a spread, subject to a leverage-based pricing grid in each case. We anticipate that the credit agreement that we will enter into in connection with the senior secured credit facilities will contain financial and/or other restrictive covenants. We expect such covenants will restrict our ability to sell assets, incur additional indebtedness, repay certain indebtedness, make certain investments or business acquisitions, engage in business mergers or consolidations and engage in certain transactions with subsidiaries and affiliates, among other things. In addition, the credit agreement will also require us to maintain compliance with certain financial ratios, including those related to earnings before interest, taxes, depreciation and amortization and consolidated indebtedness. See “Description of Material Indebtedness”.

In connection with the internal restructuring carried out by Exelis prior to the spin-off, Exelis and its subsidiaries (including us) will enter into a contribution agreement between Exelis Holdings Inc., a subsidiary of Exelis, and Exelis Systems Corporation (“ESC”), an entity that, following the restructuring and the spin-off, will be a subsidiary of ours. Pursuant to that agreement, one or more payments may be made following the spin-off by the applicable subsidiary to the other, totaling the difference between the determined actual level of working capital (including cash) of ESC and its subsidiaries prior to the spin-off as compared to a specified target working capital (including cash). Based on the financial position of ESC and its subsidiaries as of December 31, 2013 and June 30, 2014, we estimate that ESC would have been obligated to make one or more payments totaling $2 million or $17 million, respectively, if the working capital were measured as of such dates. This estimate is being provided for illustrative purposes only, and is not necessarily indicative of the financial position of Vectrus or Exelis, or the total working capital adjustment that would have occurred if the internal restructuring and spin-off had been consummated as of December 31, 2013, June 30, 2014 or as of any future date. Accordingly, the actual total working capital adjustment payment may differ materially from the estimate provided above.

Dividends

We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences, applicable law and such other factors as our Board of Directors may deem relevant.

Sources and Uses of Liquidity

Our principal source of liquidity is our cash flow generated from operating activities, which provides us with the ability to meet the majority of our short-term funding requirements. The following table sets forth net cash provided by or used in operating activities, investing and financing activities for the six months ended June 30, 2014 and June 30, 2013, and the years ended December 31, 2013, 2012 and 2011.

Accounts receivable and unbilled receivables are the principal components of our working capital and are generally driven by our level of revenue with other short-term fluctuations related to payment practices by our customers and the timing of our billings. Our receivables reflect amounts billed to our customers, as well as the revenue that was recognized in the preceding month, which is normally billed the month following each balance sheet date.

The total amount of our accounts receivable can vary significantly over time and is sensitive to revenue levels and the timing of payments received from our customers. Our days sales outstanding (DSO), a metric used to monitor accounts receivable levels, typically range between 67 and 80 days. Our DSO was 71 and 67 days as of June 30, 2014 and December 31, 2013, respectively. The increase in DSO was primarily due to the timing of collection activities during the quarter ended June 30, 2014.

	Six Months Ended June 30,		Years Ended December 31,
	2014	2013	2013	2012	2011
(In millions)
Operating Activities	$3	$1	$92	$116	$35
Investing Activities	(1)	—	(2)	(3)	(3)
Financing Activities	(2)	4	(95)	(114)	(17)
Foreign Exchange	(1)	—	1	1	(2)

Net change in cash and cash equivalents	$(1)	$5	$(4)	$—	$13

Net cash provided by operating activities increased by $2 million for the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 due to changes in accounts payable of $33 million, driven by the timing of payments to vendors, and compensation and other employee benefits of $8 million driven primarily by the lower costs associated with the revenue decline. Deferred taxes provided additional cash of $9 million. These favorable changes were substantially offset by lower net income of $33 million and an increase in accounts receivable of $16 million due to the favorable timing of payments in 2013 compared to 2014.

Net cash provided by operating activities decreased by $24 million in 2013 as compared to 2012 due primarily to changes in accounts payable of $62 million, changes in other liabilities of $41 million and changes in deferred taxes of $9 million, offset by increases in accounts receivable of $76 million and net income of $9 million.

Net cash provided by operating activities increased by $81 million in 2012 as compared to 2011 due primarily to changes in accounts receivable of $156 million, and net income of $21 million, offset by decreases of accounts payable of $67 million and deferred taxes of $49 million.

Net cash of $1 million was used in investing activities, primarily for capital expenditures, for the six months ended June 30, 2014. No cash was provided by or used in investing activities for the six months ended June 30, 2013.

Net cash used in investing activities was consistent in 2013, 2012 and 2011 at $2 million, $3 million and $3 million, respectively, for capital expenditures.

Changes in cash provided by and used in financing activities for the six months ended June 30, 2014 and the six months ended June 30, 2013, as well as for fiscal years 2013 to 2012 and 2012 to 2011 were due primarily to transfers to and from our parent, Exelis. The components of net transfers include: (i) cash deposits from the

Company to Exelis, (ii) cash borrowings Exelis used to fund operations, capital expenditures or acquisitions, (iii) charges (benefits) for income taxes, and (iv) allocations of the corporate expenses of Exelis described in Note 10, “Related Party Transactions and Parent Company Equity,” in the Notes to Combined Financial Statements and in Note 8, “Related Party Transactions and Parent Company Equity,” in the Notes to the Condensed Combined Financial Statements (Unaudited).

Contractual Obligations

Our commitments to make future payments under long-term contractual obligations were as follows, as of June 30, 2014:

	Payments Due by Period
(In millions) Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease(1)	$8	$2	$4	$2	—

Total	$8	$2	$4	$2	—

(1)	Refer to Note 8, “Leases and Rentals,” in the Notes to Combined Financial Statements, for further discussion of lease and rental agreements.

Off-Balance Sheet Arrangements

At December 31, 2013, we had no significant off-balance sheet arrangements other than operating leases. There have been no material changes to our operating leases at June 30, 2014.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent liabilities. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Significant accounting policies used in the preparation of the Combined Financial Statements are discussed in Note 1, “Description of Business and Summary of Significant Accounting Policies,” in the Notes to Combined Financial Statements. Accounting estimates and assumptions discussed in this section are those that we consider most critical to an understanding of our financial statements because they are inherently uncertain, involve significant judgments, include areas where different estimates reasonably could have been used, and changes in the estimate that are reasonably possible could materially impact the financial statements. Management believes that the accounting estimates employed and the resulting balances are reasonable; however, actual results in these areas could differ from management’s estimates under different assumptions or conditions.

Revenue Recognition

As a defense contractor engaging in long-term contracts, substantially all of our revenue is derived from long-term service contracts for which revenue is recognized under the percentage-of-completion method based on units of delivery or percentage of costs incurred to total costs. For units of delivery, revenue and profits are recognized based upon the ratio of actual units delivered to estimated total units to be delivered under the contract. Under the cost-to-total cost method, revenue is recognized based upon the ratio of costs incurred to estimated total costs at completion. Revenue under cost-reimbursement contracts is recorded as costs are incurred and includes estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs. Revenue and profits on time-and-material type contracts are recognized based on billable rates multiplied by direct labor hours incurred plus material and other reimbursable costs incurred. The completed contract method is utilized when reasonable and reliable cost estimates for a project cannot be made. Amounts invoiced to customers in excess of revenue recognized are recorded as deferred revenue, until the revenue recognition criteria are satisfied, and are recorded as advance payments and billings in excess of costs in the accompanying balance sheet. Revenue that is earned and recognized in excess of amounts invoiced is recorded as a component of receivables.

During the performance of long-term sale contracts, estimated final contract prices and costs are reviewed periodically and revisions are made as required and recorded in income in the period in which they are determined. Additionally, the fees under certain contracts may be increased or decreased in accordance with cost or performance incentive provisions which measure actual performance against established targets or other criteria. Such incentive fee awards or penalties are included in revenue when there is sufficient information to reasonably assess anticipated contract performance. Amounts representing contract change orders, claims, requests for equitable adjustment, or limitations in funding on contracts are recorded only if it is probable the claim will result in additional contract revenue and the amounts can be reliably estimated. As of December 31, 2013, there were no material unapproved claims or unapproved change orders. Provisions for estimated losses on uncompleted long-term contracts are made in the period in which such losses are determined and are recorded as a component of cost of revenue. Contract revenue and cost estimates are reviewed and reassessed periodically. Changes in these estimates could result in recognition of cumulative catch-up adjustments to the contract’s inception to date revenue, cost of revenue and profit in the period in which such changes are made, based on a contract’s percent complete. Changes in revenue and cost estimates could also result in a forward loss or an adjustment to a forward loss. For the years ended December 31, 2013, 2012 and 2011 net favorable cumulative catch-up adjustments related to prior periods increased operating income by approximately $38 million, $11 million and $26 million, respectively. Two contracts accounted for 44%, 56% and 84% of the 2013, 2012 and 2011 net favorable cumulative catch-up adjustments.

Aggregate revenue from our four largest contracts was approximately $1.0 billion, or 69%, of our revenue for the year ended December 31, 2013. These contracts are as follows: Kuwait Base Operations and Security Support Services (K-BOSSS), performance commenced in February 2011 with a base period (eight months) and five option years with a contractual expiration date of September 2015 (to date the customer has exercised four option years); Operations, Maintenance and Defense of Army Communications in Southwest Asia and Central Asia (OMDAC-SWACA) performance commenced in July 2013 with a base year (11 months) and four option years with a contractual expiration date of May 2018 (to date the customer has exercised one option year); Logistics Civilian Augmentation Program (LOGCAP) is a subcontract basic ordering agreement with task orders awarded at the discretion of the prime contractor, and the basic ordering agreement period of performance expires in June 2018; and Kuwait based Army Prepositioned Stocks-5 (APS-5 Kuwait), performance commenced in March 2010 with a base year and four option years and a contractual expiration date of February 2015 (to date the customer has exercised four option years). Option exercises are at the sole discretion of the U.S. Government. Changes in contract revenue and cost estimates on these four contracts could result in significant cumulative catch-up adjustments to the contract’s inception to date revenue, cost of revenue and profit in the period in which such changes are made. Contract estimates are based on various assumptions to project the outcome of future events that often span several years. These assumptions include labor productivity and availability; the complexity of the work to be performed; the cost and availability of materials; and the performance of subcontractors. Due to the significance of judgment in the estimated final contract prices and costs, it is likely that materially different revenue, cost of revenue and profit amounts could be recorded if we used different assumptions, or if the underlying circumstances were to change. Changes in underlying assumptions/estimates, or other circumstances, may adversely or positively affect financial performance in future periods.

The cumulative catch-up adjustment for the year ended December 31, 2013 of $38 million relates to operational efficiencies and non-recurring contract modifications on Afghanistan and Middle East programs. Operational efficiencies relate primarily to cost savings from decreased staffing levels due to productivity improvements on maturing contracts, decreased subcontract work as we in-sourced work at reduced costs, and lower administrative support required to operate maturing contracts. We believe operational efficiencies achieved in 2013 will translate into lower future revenue and profit as current contracts come up for re-competition. Non-recurring contract modifications relate to one time favorable contract modifications. In certain circumstances pricing for contract elements, or contract line items, is finalized during or after work commences on the specified activity. We had two contracts with open contract elements in 2013 related to performance in 2011, 2012 and 2013. The uncertainties around final fee and pricing negotiations were resolved favorably in the second and third quarters of 2013. We no longer have open contract line item pricing on existing contracts and do not expect similar contract modifications on current contracts to occur in the future. This is consistent with our recent cumulative catch-up experience which resulted in only a de minimis favorable adjustment to the six month period ended June 30, 2014.

	Years Ended December 31,
Contract-Type	2013	2012	2011
Firm-Fixed-Price	28%	25%	24%
Cost-Plus and Cost Reimbursable(a)	72%	75%	76%

Total Revenue	100%	100%	100%

(a)	Includes time and material contracts. Revenue related to time and material contracts was not significant during the periods presented.

Income Taxes

Our income taxes as presented are calculated on a separate tax return basis, although our operations have historically been included in the U.S. Federal and state tax returns or non-U.S. jurisdictions tax returns of Exelis. The global tax model of Exelis has been developed based on its entire portfolio of businesses. Accordingly, our tax results as presented are not necessarily reflective of the tax results that we would have generated on a stand-alone basis.

We do not maintain taxes payable to or from our parent and we are deemed to settle the annual current tax balances immediately with the legal tax paying entities in the respective jurisdictions. These settlements are reflected as changes in parent company equity.

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates in effect for the year in which we expect the differences will reverse. Based on the evaluation of available evidence, we recognize future tax benefits, such as net operating loss carryforwards, to the extent that we believe it is more likely than not we will realize these benefits. We periodically assess the likelihood that we will be able to recover our deferred tax assets and reflect any changes to our estimate of the amount we are more likely than not to realize in the valuation allowance, with a corresponding adjustment to earnings or other comprehensive income (loss), as appropriate.

In assessing the need for a valuation allowance, we look to the future reversal of existing taxable temporary differences, taxable income in carryback years, the feasibility of tax planning strategies and estimated future taxable income. The valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates.

Our effective tax rate reflects the impact of certain undistributed foreign earnings for which we have not provided U.S. taxes because we plan to reinvest such earnings indefinitely outside the United States. We plan foreign earnings remittance amounts based on projected cash flow needs, as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations. Based on these assumptions, we estimate the amount we will distribute to the United States and provide the U.S. Federal taxes due only on these amounts. Material changes in our estimates of cash, working capital and long-term investment requirements in the various jurisdictions in which we do business could impact our actual remittance amounts and, accordingly, our effective tax rate.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. Furthermore, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

We adjust our liability for unrecognized tax benefits in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional tax expense would result. If a payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary to be provided.

Goodwill

We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We review the carrying value of our finite-lived intangible assets for potential impairment when impairment indicators arise. We conduct our annual impairment test as of the first day of the fourth fiscal quarter. We perform a two-step impairment test for goodwill. In the first step, we compare the estimated fair value of the reporting unit to its carrying value. If the estimated fair value of the reporting unit exceeds the carrying value of the net assets assigned to the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds its fair value, then we must perform the second step of the impairment test in order to measure the impairment loss to be recorded. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference. We estimate the fair value of our reporting unit and intangible assets with indefinite lives using an income approach. Under the income approach, we calculate fair value based on the present value of estimated future cash flows.

Determining the fair value of the reporting unit is judgmental in nature and involves the use of significant estimates and assumptions, particularly related to future operating results and cash flows. These estimates and assumptions include, but are not limited to, revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and identification of appropriate market comparable data. The fair value of our reporting unit is based on estimates and assumptions that are believed to be reasonable. Actual future results may differ from those estimates, and significant changes to these estimates and assumptions could adversely impact our conclusions.

Our 2013 annual goodwill impairment analysis indicated the estimated fair value of our reporting unit significantly exceeded their carrying value, and accordingly, no impairment charges were recorded. In order to evaluate the sensitivity of the fair value estimates on the goodwill impairment test, we applied a hypothetical 100 basis point increase to the discount rates utilized, a ten percent reduction in expected future cash flows, and reduced the assumed future growth rates of the reporting unit to zero. These hypothetical changes did not result in the reporting unit failing step one of the impairment test.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued final guidance on revenue recognition, which provides a single, comprehensive revenue recognition model for all contracts with customers, aimed at improving comparability within industries, across industries, and across capital markets. The new guidance contains principles, including a five step approach, that an entity will apply to determine the measurement and timing of revenue recognition which will require an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also requires additional disclosures intended to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and the related cash flows. The guidance is effective for the first interim period within annual reporting periods beginning after December 15, 2016, and can be applied retrospectively to each prior reporting period presented (full retrospective method) or retrospectively with the cumulative effect of initial application of the guidance recognized in retained earnings (simplified transition method). Early adoption is not permitted. We are currently evaluating the potential impact of this guidance, but it could have a significant impact on the measurement and timing of revenue recognition, contract related asset and liability balances and financial statement disclosures.

The FASB recently issued final guidance aimed at reducing the frequency of disposals reported as discontinued operations by raising the threshold for a disposal to qualify as a discontinued operation, focusing on strategic shifts that have or will have a major effect on an entity’s operations and financial results. The guidance expands the disclosures for discontinued operations, but does not change the presentation requirements for discontinued operations in the income statement. The guidance is effective prospectively for annual periods beginning on or after December 15, 2014, with early adoption permitted, and would only apply to disposals completed subsequent to adoption. We will adopt this guidance on January 1, 2015.

Other new pronouncements issued but not effective until after June 30, 2014 are not expected to have a material impact on our financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Vectrus has limited exposure to foreign currency exchange risk as the substantial majority of our business is conducted in U.S. dollars. As a business area within Exelis, Vectrus has not directly experienced exposure to the impacts of certain market risks, including those related to equity price risk and interest rate risk. In the future, we expect impacts from any changes in market conditions to be mitigated through our normal operating and financing activities.

BUSINESS

Overview

We are a leading provider of infrastructure asset management, logistics and supply chain management, and information technology and network communication services to the U.S. government worldwide. Our services include operations, maintenance, management, engineering and sustainment for physical assets including a wide variety of facilities, information technology, network and communication systems, vehicles and equipment. We have a proven history of deploying resources rapidly and with precision to support the mission success of our customers. Leveraging a history of more than 50 years, we provide global service solutions in 18 countries across four continents in both stable and unstable environments. For the six months ended June 30, 2014 and the year ended December 31, 2013, we had revenue of $617 million and $1.5 billion, respectively, all of which was derived from U.S. government customers.

We operate in a single segment and offer services in three major capability areas: infrastructure asset management, logistics and supply chain management, and information technology and network communication services. Our infrastructure asset management services support the U.S. Army, Air Force, and Navy, and include infrastructure services, security, warehouse management and distribution, ammunition management, military base maintenance and operations, communications, emergency services, transportation, and life support activities at a number of critical global military installations. Our logistics and supply chain management services support and maintain the vehicle and equipment stocks of the U.S. Army and Marine Corps. Our information technology and network communication capabilities consist of operation and maintenance of communications systems, network security, systems installation, and full life cycle management of information technology systems for the U.S. Army, Air Force and Navy.

Our primary customer is the Department of Defense (DoD) with a high concentration in the U.S. Army. For the year ended December 31, 2013, we generated approximately 92% of our total revenue from the U.S. Army. We added our first U.S. Marine Corps contract in 2013. We attribute the strength of our customer relationships to our focus on operational performance, global responsiveness and cost efficiencies, as well as our core values of integrity, respect and responsibility.

We employ approximately 6,800 people and engage more than 7,250 subcontractor personnel around the world. This includes an experienced management team with an average of 28 years of experience in the military, industry, and a wide range of U.S. government entities. Our management team has a proven track record of winning new contracts, driving premier operating efficiency, and managing all aspects of the demanding compliance culture required to do business with the U.S. government in the United States and abroad. We are also a leading employer of veterans with more than 30% of our employees reporting a military background, and we have been recognized a number of times in recent years by veteran-focused organizations as a military-friendly employer.

Our Strengths

With a deep understanding of our customers’ needs and missions, we create value through operational excellence, delivering superior program performance and by providing compelling and differentiated value added services. Our core strengths include:

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Proven Strong Performance and Enduring Relationships. We have long, enduring relationships with strategically essential government customers, including some that have lasted for more than 30 years, and a sustained track record of repeat awards for our key contracts and winning new contracts. We believe our success and the continuity of demand for our services are due to our deep understanding of our customers’ needs as well as their trust and confidence in our ability to respond quickly and deliver specific expertise on a cost efficient basis. Independent reports from customers typically rate our company at the highest levels for technical expertise, responsiveness, quality control, cost control, and management capability. We were the prime contractor on 85% of our revenue for the year ended December 31, 2013. Our strong customer relationships and close proximity enable us to develop deep customer knowledge and translate our mission understanding into successful program execution and continued demand for our services.

•	Rapid and Agile Global Operating Capabilities. For more than 50 years, we have consistently demonstrated our ability to quickly and efficiently respond to customer requirements anywhere in the world serving critical and enduring national security needs. We excel at providing services for our customers in any location from the United States to Europe to remote locations in the Middle East and Afghanistan. Our contracts require quick start-up in complex locations for customer missions that cannot be disrupted. We respond effectively and rapidly with qualified personnel and effective management systems, as well as the necessary tools, equipment, and supplies for full service functionality. This expeditionary posture demonstrates our aptitude at interpreting and complying with varied, complex, changing and often unpredictable requirements of foreign laws and business environments. We leverage our network of in-house and local counsel to monitor and control compliance risk, which we believe gives us a competitive advantage in our market segment.

•	Attractive Business Dynamics. We have a highly variable cost structure, allowing our company significant flexibility to adapt to changing market conditions and contract structures. We are able to manage and perform both cost-reimbursable and firm-fixed-price contracts, as well contracts that include elements of both these contract types, which are increasingly common. Several contracts have been won under low price-technically acceptable terms, and are profitable, demonstrating our insightful bid strategy as well as outstanding operational capability. Over the past three years, our capital expenditures and working capital as a percentage of total revenue has averaged 0.16% and 5.2%, respectively. Combined with our low fixed cost structure, this provides us with a substantial degree of operating and financial flexibility.

•	Integrated Service Offerings. We provide a full spectrum of support and an efficient single point of responsibility for our customers, and we regularly combine the components across our main service offerings, or within each offering, to create a customer value proposition. The integration of these capabilities facilitates our ability to act as the prime contractor more often, makes us more cost competitive, creates more value for our stakeholders, and allows us to more effectively support our customers’ missions.

•	Experienced Team with Deep Industry and Market Knowledge. Crucial to our success is the quality, training, commitment and experience of our workforce, which possesses a comprehensive understanding of the operating environment of our customers. Our hiring practices are honed to select the most qualified and best suited candidates for each assignment. Our workforce has deep technical expertise, including more than 3,000 technical certifications in the information technology (IT) area. Additionally, more than 35% of our workforce holds an active security clearance, which is required on many of our existing and future program opportunities. Members of our senior management team, which is led by Kenneth Hunzeker who will serve as our Chief Executive Officer and President, have held a variety of senior leadership roles with a record of delivering customer solutions and, collectively, have an average of 28 years of relevant industry, military and government experience.

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Culture of Compliance and Certified Processes. At the time of our spin-off from Exelis, we expect that our business systems will have been approved by the U.S. government entities that audit contractors. We are disciplined in our approach to monitor and control compliance with U.S. government regulations reducing legal and reputational risk, which we believe gives us a competitive advantage in our market segment. We have stringent and proven processes for management, engineering, business development, technical support and services, and we strive to bring demonstrated and successful processes to every endeavor. We are certified to a number of recognized international benchmarks that require rigorous discipline to maintain the high standards of conformity. We hold certifications in areas including quality management system (ISO 9001), occupational health and safety management system (OHSAS 18001) and IT service management system (ISO 20000). In addition, we maintain a Capability Maturity Model Integration (CMMI) maturity level 3 appraisal for our network communication services.

Our Business Strategy

By delivering value to our customers through exceptional performance and cost efficiencies, we are positioned to continue to drive earnings and cash flow, and create value for our shareholders. Key components of our business strategy include:

•	Expand Our Geographic Footprint. The drawdown of U.S. Forces from Afghanistan will result in the contraction of certain of our programs. We have realigned our resources to invest in new business opportunities in the United States, Middle East and North Africa (MENA) and the Pacific. We believe the ability to ramp up quickly, and then sustain a qualified workforce on large, complex programs will continue to be a differentiator for our company. This capability enables us to win contracts from existing and new customers, and we expect will enhance our market leadership position.

•	Broaden Our Customer Base. We intend to leverage our leadership position in the Middle East with the U.S. Army to provide our full range of offerings to other U.S. government military and civil agencies in the United States and worldwide. We believe our core strengths of program performance and operational excellence, and our focus on the needs and missions of our customers, have allowed us to thrive with current customers and will translate to further growth with closely related new U.S. government customers.

•	Capitalize on Essential Infrastructure Asset Management and Sustainment Services. We intend to continue to provide services to the U.S. government in light of its reliance on civilian contractors and its significant expenditures on the types of services we provide. The requirements we fill are essential to the basic operation of the mission of our customers. We will pursue opportunities that provide mission critical and enduring services, such as information technology support, rather than only optional upgrades or replacements.

•	Extend, Deepen and Enhance Our Technical Capabilities. We expect to internally invest in our own capabilities as well as evaluate and pursue acquisitions on a strategic basis, with a view to adding capabilities that allow us to deliver an even higher value added and differentiated service.

Other Information

Vectrus was incorporated in the State of Indiana on February 4, 2014. Our headquarters are located in Colorado Springs, Colorado, at 655 Space Center Drive. Our telephone number is (719) 591-3600.

Our Business

We focus on three main service offerings in the technical services market segment in support of the U.S. government. Our main service offerings are infrastructure asset management, logistics and supply chain management, and information technology and network communication services. We are a global company with more than 50 years of experience operating in a wide range of conditions from modern, technologically advanced areas to austere, contingency-based locations. Our strategic agility is best demonstrated in the decades of experience and skill we acquired while achieving a global footprint. Primary geographic areas of operation include the Middle East (Kuwait, Qatar, and Bahrain), Central Asia (Afghanistan), Asia (Japan and Korea), Europe (Germany, the United Kingdom, Turkey, Italy, and Romania), the Caribbean, and the United States.

Infrastructure Asset Management

The infrastructure asset management services competency supports the U.S. Army, Air Force and Navy with enduring technical services. For the year ended December 31, 2013, contracts within the infrastructure asset management business had revenue of $956 million.

The spectrum of services includes:

•	Infrastructure Operations and Maintenance (O&M) Services: These services include technical and trades competencies in both the continental United States (CONUS) and outside continental United States (OCONUS), including contingency environments. Services also include curriculum and training program development in multiple languages to impart required skills to the local work force in accordance with western technical and OSHA standards.

•	Security: Static and mobile security includes entry and exit points to U.S. and or coalition bases; installation security; residential security; personal security detachment (PSD) operations in contingency environments; and management of biometric screening, interviews, and security badging.

•	Warehouse Management and Distribution: These services include warehousing operations; inventory control and supply support activity operations; container and cargo management and tracking; and material and vertical handling equipment.

•	Ammunition Management: These services include inventory control, accountability and shelf-life management of all ammunition classes including ground and aviation ammunition; and ammunition supply point operations and security.

•	Air Base Maintenance and Operations: These services include flight line operations and scheduling; runway maintenance and sweeping; base support facilities operations and maintenance services; and ramp and cargo operations.

•	Communications: These services include classified and unclassified email, voice, voice over internet protocol services, video teleconferencing, help desk operations, data and information management and analysis, and electronic repair.

•	Emergency Services: These services include U.S. and overseas military installation fire, medical, and emergency services operations and inspections.

•	Transportation: These services include personnel and all classes of supply; shuttle bus services; operational movement of personnel and household goods and supplies; and movement control including passenger terminal support, aerial port and arrival/departure airfield control group.

•	Life Support Activities: These services include mail and postal operations, housing management, morale, welfare, recreation services, and medical clinic operations.

Key contracts:

•	Afghanistan National Security Forces. We operate two contracts with the U.S. Army Corps of Engineers that provide operations & maintenance (O&M) and training services to the Afghanistan National Police, Army and personnel country-wide. We operate and maintain critical infrastructure including power plant production, waste water treatment and potable water supply at multiple sites. Supporting tasks include procurement, stocking and warehousing of parts and materials; work order management; and training of Afghanistan public works employees in skills applicable to various trades to ultimately operate and maintain the extensive infrastructure constructed by the U.S. government.

•	Kuwait Base Operations and Security Support Services. Our largest base operations support services contract is for Camp Arifjan, Kuwait, one of the largest bases in the U.S. Military, and involves more than 22 diverse functional support areas in multiple locations, ranging from medical services, postal and maintenance, to public works, transportation and emergency services.

•	Maxwell Air Force Base Operations Support (Montgomery, Alabama). We operate and maintain the key facilities at the Air University, which provides the full spectrum of Air Force education, from pre-commissioning to the highest levels of professional military education such as the Air War College. We perform facility maintenance, air base and equipment maintenance, communication architecture support and minor construction.

•	Kaiserslautern Facilities Engineering (Germany). We have provided facility engineering services for the Kaiserslautern Military Community for 33 continuous years and are currently on contract through 2020. Work consists of maintenance and repair of installed building equipment, utility services, construction, and a number of ancillary support functions.

Logistics and Supply Chain Management

Vectrus’s logistics and supply chain management qualifications are deep and serve some of the U.S. Army’s most important and complex missions. We have supported the Army in both domestic and international environments, geographically ranging from the continental United States to the Middle East and Southwest Asia. The equipment stocks we maintain and repair number in the thousands, and are as diverse as fork lifts, night vision goggles, weapons, and combat vehicles. For the year ended December 31, 2013, contracts within the logistics and supply chain management business had revenue of $311 million.

Our logistics and supply chain management services offerings include:

•	Equipment Maintenance, Repair and Services: These services include maintaining the Army’s vehicle and supporting equipment stocks, ranging from mine resistant armor protected vehicles to radios, generator sets and weapons. We have a record of innovation and new service development, using Lean Six Sigma capabilities to devise optimal methods to perform maintenance and repair on war-damaged vehicles.

•	Care of Supplies in Storage: These services include warehousing, inspecting, servicing and maintaining large equipment sets in storage.

•	Warehouse Management and Distribution: These services include maintaining, issuing and shipping military supplies for contingency and humanitarian missions.

•	Supply Point Distribution: These services include the maintenance, storage and issuance of ammunition and retail fuel distribution.

•	Transportation Support: These services include support for unit movements by both air and rail, containerized movement of equipment and supplies, personal property shipments and motor pool operations.

Key contracts:

•	Army Pre-Positioned Stocks 5 (APS-5) Kuwait. Our company holds positions supporting the Army’s largest pre-positioned stocks stored and maintained in Kuwait. We receive, harvest from theatre, retrograde, inspect, repair, service, stock, and inventory a wide range of equipment. Additionally, we perform the task of warehousing for large and complex equipment sets. We also maintain, issue and ship military supplies to provide worldwide support to humanitarian and contingency mission efforts as required.

•	Fort Rucker Logistics Support Services (Alabama). We provide multifaceted logistic services in support of the Logistics Readiness Center (LRC) for all ground equipment and soldiers on Fort Rucker and Eglin Air Force Bases. Work under this contract includes maintenance of communication and electronic equipment, vehicles and equipment, and weapons; supply functions for receipt and issue, fuel and ammunition; and transportation.

•	Marine Corps Logistics Support Services. We provide support to the Marine Corps in the areas of distribution, supply chain, and storage services in support of Marine Corps and Navy operations from the Middle East, throughout the United States and the Pacific Rim. This includes logistics planning and the asset visibility system supporting the Marine Corps Logistics Command in the U.S. Central Command, U.S. Pacific Command and other DoD and non-DoD agencies.

Information Technology and Network Communication Services

Since 1965, we have provided information technology support and services for the U.S. government worldwide communications and network systems. The operations and maintenance (O&M) category of support ranges from legacy World War II era and emerging communications systems in Europe to dynamic state-of-the-art communications systems in remote and hostile locations in Iraq and Afghanistan. We have demonstrated our capacity to effectively operate, maintain, supply, staff, sustain, and modernize a wide array of communications systems. Our information technology and network communication work is performed in Germany, Italy, Great Britain, Turkey, Kosovo, Kuwait, Afghanistan, Japan, Korea, Qatar, Oman, Bahrain, California, Colorado, Hawaii, Virginia and at sea. To support high standards and performance excellence in this area, our company is certified to the ISO 9001, ISO 20000 and CMMI standards and maintains important information assurance, network protection, project management and design credentials for operating in this business sector. For the year ended December 31, 2013, contracts within the information technology and network communication business had revenue of $245 million.

Our information technology and network communication capabilities consist of:

•	Communications: These services include complete 24/7/365 communications systems O&M including systems administration, network administration, O&M of technical control facilities, secure and non-secure telephone switch operations, Voice Over Internet Protocol, multi-media networks, cabling and distribution infrastructure and video information systems. Our support also includes contingency and backup site operations.

•	Management and Service Support: These services include full lifecycle management and service delivery support functions including preventative maintenance scheduling, material control (supply) functions, help desk support, training, electronic repair, logistics trend analysis, configuration control, project support agreements, technical reports, parts lists, site survey reports, systems as-built documentation, and computer-aided design and drafting.

•	Network Security: These services include communications security responsible officer functions, information assurance, and data and information management and analysis.

•	Systems Installation and Activation: These services include engineering and technical support to identify and define systems requirements, determine capabilities and delineate and define interfaces, protocols, required upgrades, installation/de-installation, testing, integration, modification, documentation, troubleshooting, and training pertaining to command, control, communications, computer, intelligence, information, surveillance, and reconnaissance (C4ISR) systems.

•	Quality control functions for all operations.

Key contracts:

•	Operations, Maintenance and Defense of Army Communications in Southwest Asia and Central Asia (OMDAC-SWACA). This contract is for the operation and maintenance of the Army’s largest communications network from locations in the Middle East. Technical support activities include satellite communications, earth station terminals, microwave link O&M, fiber and wire communications, local area network administration, wide area network administration, technical control facilities, defense messaging systems, defense red switch network, cable television, and other contingency requirements of the warfighter.

•	Fleet Systems Engineering Team (FSET). We provide on-site technical and end-to-end systems engineering support for command, control, communications, computer and intelligence (C4I) systems for the U.S. Navy. FSET assures effective operations for all afloat and ashore C4I systems throughout the deployment cycle and provides systems engineering and technical support for rapid introduction of new capabilities into the fleet. Our engineers conduct on-site troubleshooting and maintenance assistance for problems that cross multiple C4I systems, provide over-the-shoulder training on C4I systems and technical processes crossing multiple C4I systems.

•	U.S. Air Forces Europe Communications Support Contract. We provide comprehensive communications O&M support to the U.S. Air Force Europe and Defense Information Systems Agency at manned and unmanned locations in Germany, the United Kingdom, Italy and Turkey. Additional support activities include wideband maintenance, inside cable plant installation and maintenance, emergency station power, network administration, materiel control, systems control, outside cable plant installation, maintenance control, local area network administration, telephone billing, information assurance and audio/video maintenance. All functions are provided on a 24/7/365 basis.

Customers

Our primary customer is the DoD. Our revenue from the U.S. government for the periods presented below was as follows:

	Years Ended December 31,
(In millions)	2013	2012	2011
Direct
DoD	$1,512	$1,826	$1,610
Other U.S. Government	—	$2	$196

Total Revenue	$1,512	$1,828	$1,806

Competition

Our competition aligns with our three core competencies: infrastructure asset management, logistics and supply chain management, and information technology and network communication services. Our principal competitors in the information technology and network communication sector include Lockheed Martin Corporation, Harris Corporation, Science Application International Corporation, and Computer Sciences Corporation. In the infrastructure asset management services sector, primary competitors are PAE Facilities Management, Delta Tucker Holdings, Inc. (Dyncorp), Fluor Corporation, KBR Inc., and URS Corporation. The logistics and supply chain management area shares some competitors with infrastructure asset management services, such as Dyncorp and URS Corporation, and also includes AECOM Technology Corporation. In recent periods the U.S. government has restricted certain work performed in the United States to small businesses, including the Alaska native companies from time to time. We team (as a subcontractor) with small businesses to participate in these opportunities.

Competitive bids for the work that Vectrus pursues are based on technical qualifications and corporate experience in performing contracts of similar size and scope, and are highly price sensitive. While not every contract is procured via selection of the lowest priced bidder, customers are sensitive to cost based on their budget allocations. Acquisition cycles are long (12 to 24 months) and contracts are enduring as they typically have a five-year performance cycle, with some extending to ten years.

The U.S. government customers have shown a strong preference for multiple award IDIQ contracts. These contracts offer awards to a large pool of contractors, followed by competition within the pool for individual programs via task orders under each IDIQ over the period of performance. Period of performance under IDIQ contracts follows the traditional 5 year performance cycle. The governing IDIQ contracts often have multi-billion dollar ceiling values.

There are typically fewer competitors in the overseas market segment of each of our core competencies. A primary strength of our company is its expeditionary nature that is grounded in the ability to recruit U.S. and international personnel with appropriate expertise, as well as navigate the logistical, legal, and other challenges of operating in multiple, challenging overseas locations. Our company holds a leading position in the overseas market providing services to the U.S. government.

Our company’s success in gaining market share is founded in exceptional performance of current contracts, which is required as references for future work. Our company closely monitors overhead to foster highly competitive pricing and uses an in-house business development model both to manage the cost of sales and to identify informational advantages for future bids.

Employees

Integrity, respect and responsibility are our core values. We maintain rigorous compliance and other corporate responsibility programs that ensure a safe and secure work environment and compliance with government regulations, and allow employees to voice any concerns while knowing that matters raised will be appropriately addressed. Our company employs people of diverse backgrounds and we believe that our diversity enhances our creativity and enriches our work culture. We are committed to good corporate citizenship and intend to always maintain the trust and support of the communities in which our employees work and live.

As of December 31, 2013, our global workforce was comprised of approximately 6,800 employees and an additional 7,250 subcontracted workers, spanning 110 locations in 18 countries. Of the 6,800 employees, approximately 1,060 are represented under 15 collective bargaining agreements with labor unions. Nine of the 15 collective bargaining agreements are due to expire at various times throughout 2014 and 2015. After giving effect to the internal reorganization described under “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization,” we expect that approximately 930 of our employees will be represented under seven collective bargaining agreements with labor unions, with two of seven collective bargaining agreements due to expire prior to the end of 2015. We believe that relations with our employees are positive.

Seasonality

We do not consider any material portion of our business to be seasonal. Various factors can affect the distribution of our sales between accounting periods, including the timing of award, the availability of customer funding, product deliveries and customer acceptance.

Regulation

Companies are heavily regulated in the U.S. government markets we serve. We market our services to the DoD and equivalent foreign agencies, National Aeronautics and Space Administration (NASA), and intelligence and other civilian agencies. When working with U.S. agencies and entities, we comply with laws and regulations relating to the creation, administration and performance of contracts. Among other things, these laws and regulations:

•	Require compliance with government standards for contract administration, accounting and management internal control systems;

•	Define allowable and unallowable costs and otherwise govern our right to reimbursement under various flexibly priced U.S. government contracts;

•	Require certification and disclosure of all cost and pricing data in connection with certain contract negotiations;

•	Require us not to compete for, or to divest ourselves of work, if an organizational conflict of interest, as defined by these laws and regulations, related to such work exists and cannot be appropriately mitigated; and

•	Restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

U.S. government contracts generally are subject to the Federal Acquisition Regulation (FAR), which sets forth policies, procedures and requirements for the acquisition of goods and services by the U.S. government, agency-specific regulations that implement or supplement FAR, such as the DoD’s Defense Federal Acquisition Regulation Supplement and other applicable laws and regulations. These regulations impose a broad range of requirements, many of which are unique to government contracting, including various procurement, import and export, security, contract pricing and cost, contract termination and adjustment, and audit requirements. A contractor’s failure to comply with these regulations and requirements could result in reductions to the value of contracts, contract modifications or termination for cause, and the assessment of penalties and fines and lead to suspension or debarment from government contracting or subcontracting for a period of time. In addition, government contractors are also subject to routine audits and investigations by U.S. government agencies such as the Defense Contract Audit Agency (DCAA). These agencies review a contractor’s performance under its contracts, its cost structure and its compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of and a contractor’s compliance with its internal control systems and policies, including the contractor’s accounting, purchasing, government property, estimating, and related business systems.

The U.S. government may revise its procurement practices or adopt new or revised contract rules and regulations at any time. In order to help ensure compliance with these complex laws and regulations, all of our employees are required to complete ethics training and other compliance training relevant to their respective positions.

We are subject to U.S. government laws, regulations and policies, including the International Traffic in Arms Regulations, the Foreign Corrupt Practices Act and the False Claims Act. When working overseas, we must comply not only with applicable U.S. laws and regulations, but also with foreign government laws, regulations and procurement policies and practices, which may differ from U.S. law, including regulations relating to import-export control, foreign tax considerations and anti-corruption.

Contracts

U.S. government programs generally are implemented by the award of individual contracts and subcontracts. Congress generally appropriates funds on a fiscal year basis even though a program may extend across several fiscal years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The contracts and subcontracts under a program generally are subject to termination for convenience or adjustment if appropriations for such programs are not available or if they change. The U.S. government is required to equitably adjust a contract price for additions to or reductions in scope or other changes that it directs.

Generally, the sales price elements for our contracts are firm-fixed-price, cost-plus or cost reimbursable. A firm-fixed-price type contract typically offers higher profit margin potential than a cost-plus type contract, which is commensurate with the greater levels of risk we assume on a firm-fixed-price type contract. Our company is principally a prime contractor on long-term, three-to ten-year contracts. We also have the responsiveness and depth to meet immediate customer needs through indefinite delivery, indefinite quantity (IDIQ) contracts and blanket purchase agreements.

On a firm-fixed-price type contract, we agree to perform the contractual statement of work for a predetermined sales price. Although a firm-fixed-price type contract generally permits us to retain profits if the total actual contract costs are less than the estimated contract costs, we bear the risk that increased or unexpected costs may reduce our profit or cause us to sustain losses on the contract. Accounting for the sales on a firm-fixed-price type contract that is covered by contract accounting standards requires the preparation of estimates of (1) the total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract’s statement of work, and (3) the measurement of progress towards completion. Adjustments to original estimates for a firm-fixed-price type contract’s revenue are often required as work progresses under a contract. Even though the overall scope of work required under the contract may not change, revenue can be adjusted as experience is gained and as efficiencies are realized.

On a cost-plus type contract, we are paid our allowable incurred costs plus a profit which can be fixed or variable depending on the contract’s fee arrangement up to predetermined funding levels determined by our customers. Cost-plus type contracts with award and incentive fee provisions are our primary variable contract fee arrangement. Award fees provide for a fee based on actual performance relative to contractually specified performance criteria. Incentive fees provide for a fee based on the relationship between total allowable and target cost. Most of our cost plus contracts also contain a firm-fixed fee element.

On most of our contracts there is a cost reimbursable element that captures consumable materials required for the program. Typically these costs do not bear fee. On cost-plus type contracts we do not bear the risks of unexpected cost overruns, provided that we do not incur costs that exceed the predetermined funded amounts. It is relatively common to have elements of firm-fixed-price, cost-plus and cost-reimbursable contracts on a single contract.

We believe we have a balanced mix of firm-fixed-price and cost-plus contracts, a diversified business base and an attractive customer profile with limited reliance on any single contract.

The table below presents the percentage of our total revenue generated from each contract-type for the years ended December 31, 2013, 2012 and 2011.

	Years Ended December 31,
Contract-Type	2013	2012	2011
Firm-Fixed-Price	28%	25%	24%
Cost-Plus and Cost Reimbursable(a)	72%	75%	76%

Total Revenue	100%	100%	100%

(a)	Includes time and material contracts.

Environmental

We are subject to Federal, state and local environmental protection laws and regulations, including those governing the management and disposal of hazardous substances, the cleanup of contaminated sites, and the maintenance of a safe and healthy workplace for our employees, contractors, and visitors. Environmental laws and regulations are subject to change, the nature of which is inherently unpredictable, and the timing of potential changes is uncertain. Environmental requirements are significant factors affecting all of our operations and we have established a comprehensive program to address compliance with applicable environmental requirements.

In order to assess the potential impact on our combined financial statements, we estimate the possible remediation costs that we could reasonably incur. Such estimates take into consideration the professional judgment of our environmental professionals and, in most cases, consultations with outside environmental specialists. We have provided for the estimated cost to complete remediation where we have determined that it is probable that we will incur such costs in the future to address the environmental impact at current or formerly owned operating facilities or at sites where we have been named a potentially responsible party (PRP) by the Environmental Protection Agency (EPA) or similarly designated by other environmental agencies. It is difficult to estimate the timing and ultimate amount of environmental cleanup costs to be incurred in the future due to the uncertainties regarding the extent of the required cleanup, the discovery and application of innovative remediation technologies, and the status of the law, regulations and their interpretations. At December 31, 2013, we had accrued $4 million related to environmental obligations.

Properties

Our contract performance typically occurs on the government customer’s facility. We consider our corporate headquarters office located at 655 Space Center Drive, Colorado Springs, Colorado our only significant location. Our Colorado Springs office is leased and has 104,000 square feet. We consider the properties that we lease to be in good condition and generally suitable for the purposes for which they are used.

Legal Proceedings

We are party to or have property subject to claims and other legal proceedings, including employment related matters, matters in connection with our contracts and matters arising under provisions relating to the protection of the environment. For information regarding these matters see Note 11, “Commitments and Contingencies,” in the Notes to Combined Financial Statements. While we cannot predict the outcome of these matters with certainty, in the opinion of management, any liability arising from these matters will not have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Our Executive Officers

The following table sets forth certain information as of August 26, 2014, concerning certain of our executive officers following the spin-off, including a five-year employment history and any directorships held in public companies. Following the spin-off, none of our executive officers will be affiliated with Exelis.

Name	Age	Position(s)
Kenneth W. Hunzeker	62	Chief Executive Officer and President
Theodore R. Wright	58	Executive Vice President and Chief Operating Officer
Matthew M. Klein	43	Senior Vice President and Chief Financial Officer
Janet L. Oliver	55	Senior Vice President, Business Development
Kelvin R. Coppock	62	Senior Vice President, Contracts
Charles A. Anderson	56	Senior Vice President, Programs
Michele L. Tyler	46	Senior Vice President, Chief Legal Officer and Corporate Secretary
Francis A. Peloso	45	Senior Vice President and Chief Human Resources Officer

Kenneth W. Hunzeker—Lieutenant General (Ret.) Kenneth W. Hunzeker will serve as our Chief Executive Officer and President. He currently serves as Executive Vice President, Exelis and President of the Mission Systems business. Mr. Hunzeker was formerly the President and General Manager of ITT Mission Systems, ITT Corporation. Mr. Hunzeker joined ITT Corporation in September 2010 as Vice President, Government Relations for ITT Defense and Information Solutions after 35 years of distinguished service in the U.S. Army, most recently serving as Deputy Commander, United States Forces—Iraq. He was appointed President of the Mission Systems business in April 2011. Mr. Hunzeker is responsible for the management and overall operation of all facilities and projects of the Mission Systems business. Mr. Hunzeker has more than 20 years of defense community experience in program management, strategy development and finance and has worked with key decision makers within the Army, Department of Defense, Office of Management and Budget, and Congress. Mr. Hunzeker holds a Bachelor’s degree from the U.S. Military Academy at West Point and two Master’s degrees. Mr. Hunzeker was selected to serve on our board of directors because of the perspective and experience he brings as Chief Executive Officer and President, his significant management and operational experience as a Lieutenant General with the U.S. Army, and his extensive background and leadership in the government services sector.

Theodore R. Wright—Mr. Wright will serve as our Executive Vice President and Chief Operating Officer. He currently serves as Executive Vice President and Chief Operating Officer of the Mission Systems business. Mr. Wright was formerly President and CEO of ACADEMI, a security, training and executive protection services provider to U.S. government and commercial clients, from June 2011 to March 2013, Mr. Wright was President of KBR North American Government and Defense, which provides logistics support, operations and maintenance, construction and design/build services to the U.S. military and civilian Federal government agencies, from September 2010 to June 2011, Mr. Wright was a member of the BAE Systems Technology Solutions and Services Division, which provides operations and maintenance, readiness and sustainment services for air, land, maritime, C4ISR and ground platforms, systems engineering and technical analysis for major weapons systems as well as stability operations support services for U.S. government and international customers, from September 2004 to September 2010 and President of BAE Systems Technology Solutions and Services Division from 2008 to 2010. Mr. Wright served as Vice President for the Systems Division of ITT Industries Inc. from 1995 to 2004. Mr. Wright had a distinguished 30 year military career serving in the U.S. Air Force and U.S. Air Force Reserve. Mr. Wright has a Bachelor’s degree from the University of Northern Colorado, and a Master’s degree from the University of Colorado, Boulder.

Matthew M. Klein—Mr. Klein will serve as our Senior Vice President and Chief Financial Officer. He is currently Vice President and Chief Financial Officer of the Mission Systems business and has served in this position since May 2011. Prior to being named to his current position, Mr. Klein was the Assistant Controller for ITT Electronic Systems, Communications Systems located in Fort Wayne, Indiana and was acting Assistant Controller for ITT Electronic Systems, Radar, Reconnaissance and Acoustic Systems in Van Nuys, CA. In addition, Mr. Klein served in the ITT internal audit department leading various audits for units worldwide. He joined ITT Corporation in 1996. He has a Bachelor’s degree from Indiana University in Bloomington, Indiana, and is a CPA.

Janet L. Oliver—Ms. Oliver will serve as our Senior Vice President, Business Development. She is currently Vice President and Director of Business Development of the Mission Systems business, a position she has held since she joined the Mission Systems business in 2009. She was Vice President and Director of the U.S. and Europe Programs from April 2011 to January 2012, a position that she held concurrently with her responsibilities as the Vice President and Director of Business Development. Ms. Oliver manages the full spectrum of the Mission Systems business for a wide variety of government customers including the U.S. Air Force Space Command, U.S. Army Network Enterprise Technology Command, U.S. Army Sustainment Command, U.S. Army Materiel Command, U.S. Army Corps of Engineers, NASA, U.S. Air Force Air Combat Command, and U.S. Department of State. Prior to joining the Mission Systems business in 2009, Ms. Oliver was Vice President of the Mission Support Services business line in Shaw Group’s Federal Division, serving U.S. government agencies including the Department of Defense, NASA, and the Department of Energy. Ms. Oliver served for nine years as Executive Vice President for Marketing & Business Development for a wholly owned subsidiary of Fluor Corporation (a part of Fluor Government Group). Ms. Oliver has a Bachelor’s and a Master’s degree in Russian from the University of Arizona.

Kelvin R. Coppock—Brigadier General (Ret.) Kelvin R. Coppock will serve as our Senior Vice President, Contracts. He is currently Vice President, Contracts, of the Missions Systems business. Prior to assuming his current position, Mr. Coppock was Division Operations Officer, Director and General Manager of the Communications and Information Systems Business Area of the Mission Systems business from 2005 to 2013. Mr. Coppock started with ITT Corporation in 2004 as the Director of Program Management at ITT Systems Division (now the Mission Systems business) where he was responsible for developing the Program Management Center of Excellence, standardizing management systems and functional processes, and leveraging best practices across our company. Mr. Coppock joined ITT Corporation following a 30-year career with the Air Force. Mr. Coppock holds a Bachelor of Science degree in Management from the United States Air Force Academy, a Master’s degree in Business Administration from the University of Montana, and a Master’s degree in National Security Studies from the Naval War College.

Charles A. Anderson—Major General (Ret.) Charles A. Anderson will serve as our Senior Vice President, Programs. He is currently the Businesses Area Vice President and General Manager of the Mission Systems business for all programs in and outside of the continental United States. He joined the Mission Systems business in November 2011 immediately following his retirement from the United States Army at the rank of Major General with nearly 32 years of service. Mr. Anderson served previously as the Vice President and General Manager of the Americas Programs of the Mission Systems business, which included logistics support services and base operations support services programs primarily in the United States. Mr. Anderson has a Bachelor of Science degree from the U.S. Military Academy at West Point, as well as Masters’ degrees in Strategic Studies from the U.S. Army War College, Business Administration from Long Island University, Physical Education from Indiana University, and Systems Management from the University of Southern California.

Michele L. Tyler—Ms. Tyler will serve as our Senior Vice President, Chief Legal Officer and Corporate Secretary. She is currently Vice President and General Counsel of the Mission Systems business. Ms. Tyler is responsible for all legal support for the Mission Systems business. Previously, she was Associate General Counsel, primarily responsible for labor and employment matters for the Mission Systems business. In addition to the legal function, Ms. Tyler is responsible for overseeing the Trade Compliance, Environmental, Safety & Health, Security, Facilities, and Ethics & Compliance departments of the Mission Systems business. Ms. Tyler joined ITT Mission Systems in January 2009 as Senior Counsel. Ms. Tyler was previously a Director at

Fennemore Craig, PC, a full-service business law firm, headquartered in Phoenix, Arizona. Ms. Tyler received her law degree from the Georgetown University Law Center and a Bachelor of Science degree from Arizona State University.

Francis A. Peloso—Mr. Peloso will serve as our Senior Vice President and Chief Human Resources Officer. He is currently the Vice President and Director, Human Resources of the Mission Systems business. Appointed to this role in November 2010, Mr. Peloso is responsible for all Human Resources activities and strategies for the Mission Systems business. Mr. Peloso joined ITT Corporation in 2000 and has worked across a variety of business areas, including ITT Corporation’s World Headquarters, ITT Mission Systems, ITT Communications Systems, and ITT Electronic Systems. From April 2010 to November 2010, Mr. Peloso served as the West Coast Regional Director for the Electronic Systems Division of ITT Corporation. From June 2009 to April 2010, Mr. Peloso served as the Vice President and Director of Human Resources for the Communications Systems Division of ITT Corporation. Mr. Peloso has a Bachelor’s degree in Theology from Georgetown University and a Master’s degree in Business Administration from Fairfield University.

Our Board of Directors

The following table sets forth information with respect to those persons who are expected to serve on our Board of Directors following the spin-off. See “—Our Executive Officers” for Mr. Hunzeker’s biographical information. We are in the process of identifying additional individuals who will become directors following the spin-off.

Name	Age	Position(s)
Louis J. Giuliano	67	Non-Executive Chairman
Bradford J. Boston	60	Director
Mary L. Howell	62	Director
Kenneth W. Hunzeker	62	Director
William F. Murdy	72	Director
Melvin F. Parker	47	Director
Eric M. Pillmore	61	Director
Stephen L. Waechter	64	Director
Phillip C. Widman	60	Director

Louis J. Giuliano—Mr. Giuliano will serve as our Non-Executive Chairman. Mr. Giuliano currently serves as a senior advisor to The Carlyle Group. Mr. Giuliano retired as Chairman, CEO, and President of ITT Corporation in December 2004. Mr. Giuliano joined ITT Corporation in 1988 as vice president of Defense Operations and became president of ITT Defense and Electronics in 1991. Before joining ITT Corporation, Mr. Giuliano spent 20 years with Allied-Signal where he held numerous positions within the Aerospace Group. He is on the Board of Accudyne Industries, and is the Chairman of the Board of Meadowkirk Retreat Center. He is an active member of the CEO Forum and the Advisory Board for the Princeton University Faith and Work Initiative, and a founder of Workforce Ministries. Mr. Giuliano was named a governor of the U.S. Postal Service by President George W. Bush in November 2004. He was confirmed by the Senate in June 2005, for a term that expires in December 2014. He served as vice chairman of United States Post Office Board of Governors from February 2009 to January 2010, and as chairman of the United States Post Office Board of Governors from January 2010 until December 2011. Prior Board positions include Engelhard Corp., ServiceMaster, and JMC Steel Group. He is a graduate of Syracuse University with a Bachelor of Arts degree in chemistry and a Master’s of Business Administration. Mr. Giuliano was selected to serve on our board of directors because of his extensive background in management and finance and his experience as the former Chairman, CEO and President of ITT Corporation, a global diversified manufacturing company and former parent of Exelis.

Bradford J. Boston—Mr. Boston will serve as a Director. Mr. Boston is currently the President and Chief Executive Officer of NetNumber Inc., a provider of next-generation centralized addressing, routing and database solutions to the global communications industry. He was Senior Vice President of Global Government Solutions & Corporate Security Programs Office of Cisco Systems, Inc. from 2006 to 2012, where he was responsible for engineering, business development and advanced services groups in support of defense customers in the United States, NATO and elsewhere and led all Cybersecurity coordination efforts with various governments around the world. Before that, he was Chief Information Officer of Cisco Systems, Inc. from 2001 to 2006. He also held senior positions at Corio, Inc., Sabre Holdings Corporation, American Express Company and Visa International from 1993 to 2001. Mr. Boston currently serves on the Board of Directors of NetNumber Inc. and is Chairman of the Board of Directors of Aap3 Inc. He is also Chairman of the Compensation Committee and a member of the Audit Committee of Aap3 Inc. Mr. Boston received a Bachelor’s degree from the University of Illinois. Mr. Boston was selected to serve on our board of directors because he has extensive leadership and management experience in delivering technology solutions, including to defense industry customers, and has served in senior management positions at public and private companies.

Mary L. Howell—Ms. Howell will serve as a Director. Ms. Howell is currently the Chief Executive Officer of Howell Strategy Group, an international consulting firm. Previously, Ms. Howell served as Executive Vice President of Textron Inc. from 1995 until her retirement in 2009. She served as an officer of Textron Inc. for 24 years, serving on the Textron Management Committee for over 15 years. Ms. Howell currently serves on the Board of Directors of Esterline Corporation and serves on the Audit Committee and Strategy and Technology Committee. She also serves on the executive committee of the Board of the Atlantic Council as well as serving on the Board of the Philips Collection and chairing its Development Committee. In 2008, Ms. Howell received the Charles Ruch Semper Fidelis Award and in 2010 became an Honorary Marine. Ms. Howell received a Bachelor’s degree from the University of Massachusetts at Amherst. Ms. Howell was selected to serve on our board of directors because of her extensive management experience in the defense industry. Ms. Howell also has served as a Director of another public company that also serves government and defense customers.

William F. Murdy—Mr. Murdy will serve as a Director. Mr. Murdy has served as Chairman of the Thayer Hotel since April 2009 and as Chairman of the Thayer Leader Development Group since May 2010. Mr. Murdy retired as the Chairman of Comfort Systems USA, a provider of heating, ventilation, air conditioning installation and services in the commercial/industrial/institutional sector, in May 2014. From 2000 to 2011, Mr. Murdy was Chairman and Chief Executive Officer of Comfort Systems USA. Prior to that, he was President and Chief Executive Officer of Club Quarters, a membership hotel chain. From 1997 to 1999, he was Chairman, President, Chief Executive Officer and Co-Founder of LandCare USA, Inc., a leading commercial landscape and tree services company, which later merged with ServiceMaster. Mr. Murdy also held management positions in the investment sector, including as Managing General Partner of the Morgan Stanley Venture Capital Fund and President of its associated management company from 1981 to 1989. From 1974 to 1981 he served in a number of positions including Chief Operating Officer of Pacific Resources. He served in the United States Army from 1964 to 1974. Currently, Mr. Murdy serves on the Board of Directors, Audit Committee and is Chair of the Compensation Committee of UIL Holdings; the Board of Directors, Governance Committee and is Chair of the Compensation Committee of Kaiser Aluminum; the Board of Directors, the Compensation Committee and the Strategic Committee of LSB Industries, Inc., a manufacturing, marketing and engineering company; and is a civilian aide to the Secretary of the Army. He received a Bachelor’s degree from the U.S. Military Academy at West Point and a Master’s degree from Harvard Business School. Mr. Murdy was selected to serve on our board of directors because of his extensive management and leadership experience as Chairman and Chief Executive Officer of several public companies. Mr. Murdy has also served as a Director of other companies providing relevant experience.

Melvin F. Parker—Mr. Parker will serve as a Director. Mr. Parker is currently President of North America for the Brink’s Company, a major provider of armored transportation services in North America. Before joining Brink’s in 2012, Mr. Parker served as Vice President and General Manager of the North America Consumer and Small Business Division at Dell, Inc. from 2010 to 2012 and as Executive Director and General Manager of US Small Business – Small and Medium Business – Americas at Dell, Inc. from 2009 to 2010. From 1994 until 2009, he held numerous senior leadership roles at multiple Fortune 500 Companies, including PepsiCo., Corporate Express (Staples) and Newell Rubbermaid. Mr. Parker is a decorated combat veteran and graduate of the U.S. Army Ranger and Airborne School. He served with distinction in the 82nd Airborne Division at Fort Bragg, N.C. He currently serves as a director on the Board of the National Black MBA Association. He is also a member of the Executive Leadership Council and was named to the Savoy Top 100 Most Influential Blacks in Corporate America for 2012 and 2014. Mr. Parker received a Bachelor’s degree from the U.S. Military Academy at West Point. Mr. Parker was selected to serve on our board of directors because of his extensive management and leadership experience as a senior executive at a number of public companies.

Eric M. Pillmore—Mr. Pillmore will serve as a Director. From 2010 to July 2014, Mr. Pillmore served as senior advisor to the Center for Corporate Governance of Deloitte LLP, which provides board governance services to global clients. Mr. Pillmore was Senior Vice President of Corporate Governance of Tyco International Corporation from 2002 to 2007. Mr. Pillmore also held CFO positions at Multilink Technology Corporation, McData Corporation and General Instrument Corporation from 1996 to 2002. Before that, he spent 17 years with General Electric Company and four years as a naval officer. Mr. Pillmore is currently a Board member of Cardone Industries, Focus on the Family and the CEO Forum. He received a Bachelor’s degree from the University of New Mexico and an Executive MBA degree from Villanova University. Mr. Pillmore was selected to serve on our board of directors because of his extensive corporate governance and financial experience, which includes advising boards of private and public companies on corporate governance and serving as Chief Financial Officer of several companies.

Stephen L. Waechter—Mr. Waechter will serve as a Director. From 2008 to 2014, Mr. Waechter was Vice President of Business Operations and Chief Financial Officer of ARINC Incorporated, a provider of communications, engineering and integration solutions for commercial, defense and government customers worldwide. From 1999 to 2007, he was Executive Vice President and Chief Financial Officer of CACI International, Inc., one of the largest government information technology contractors. Before joining CACI, Mr. Waechter served as Chief Financial Officer for a number of high-technology companies including Government Technology Services, Inc., Vincam Human Resources, Inc. and Applied Bioscience International. Mr. Waechter’s early career includes 19 years at GE, where he finished as Vice President, Finance for GE Information Services. Mr. Waechter currently serves as Chair of the Audit Committee of Social & Scientific Systems, Inc., and is Chair of the Audit Committee and a member of the Executive Committee, Strategic Planning Committee and Nominating Committee of CareFirst, Inc. He is also a member of the Board of Trustees of Christian Brothers University and former Chair of the Finance Committee of Choral Arts Society of Washington, D.C. Mr. Waechter received a Bachelor’s degree from Christian Brothers College and a Master’s degree in business administration from Xavier University. Mr. Waechter was selected to serve on our board of directors because of his extensive financial and leadership experience as Chief Financial Officer of several government contractors. Mr. Waechter has also served as a Director and an audit committee member of several private companies.

Phillip C. Widman—Mr. Widman will serve as a Director. From 2002 to his retirement in 2013, Mr. Widman was Senior Vice President and Chief Financial Officer of Terex Corporation, a global manufacturer delivering customer-driven solutions for a wide range of commercial applications, including the construction, infrastructure, quarrying, mining, manufacturing, transportation, energy and utility industries. From 2001 to 2002, he was an independent consultant, and from 1998 to 2001, he served as Executive Vice President and Chief Financial Officer of Philip Services Corporation, an integrated environmental and industrial service corporation. Prior to joining Philip Services Corporation, Mr. Widman spent 11 years at Asea Brown Boveri Ltd. and 12 years at UNISYS Corporation in various financial and operational capacities. Mr. Widman currently serves as a director of Sturm, Ruger & Co., Inc, where he is the Chairman of the Audit Committee and a member of the Risk Oversight Committee, and as a director of Harsco Corporation, where he is a member of the Audit Committee. He was a director of Lubrizol Corporation from November 2008 until its acquisition by Berkshire Hathaway in September 2011, where he served as a member of the Nominating and Governance Committee and Chairman of the Audit Committee. Mr. Widman received a BBA from University of Michigan and an MBA from Eastern Michigan University. Mr. Widman was selected to serve on our board of directors because of his extensive financial and management background and his experience as a Chief Financial Officer and senior executive at several companies. Mr. Widman has also served as a Director of other public companies, including service as member and Chair of several audit committees.

Structure of the Board of Directors

Our Board of Directors will be divided into three classes that will be, as nearly as possible, of equal size. The initial terms of the Class I, Class II and Class III directors will expire at the annual meeting in each of 2015, 2016 and 2017, respectively, and in each case, when any successor has been duly elected and qualified. Upon the expiration of each initial term, directors will subsequently serve three-year terms if renominated and reelected. The proposed Class I directors will include Kenneth W. Hunzeker, Bradford J. Boston and Phillip C. Widman, the proposed Class II directors will include Louis J. Giuliano, Mary L. Howell and Eric M. Pillmore, and the proposed Class III directors will include William F. Murdy, Melvin F. Parker and Stephen L. Waechter.

Committees of the Board of Directors

Following the spin-off, the standing committees of our Board of Directors will include an Audit Committee, a Compensation and Personnel Committee and a Nominating and Governance Committee, each as further described below. Following our listing on the New York Stock Exchange and in accordance with the transition provisions of the rules of the New York Stock Exchange applicable to companies listing in conjunction with a spin-off transaction, each of these committees will, by the date required by the rules of the New York Stock Exchange, be composed exclusively of directors who are independent. Other committees may also be established by the Board of Directors from time to time.

Audit Committee. The members of the Audit Committee are expected to be Stephen L. Waechter (Chair), Mary L. Howell, Phillip C. Widman and William F. Murdy. The Audit Committee will have the responsibility, among other things, to meet periodically with management and with both our independent auditor and our internal auditor to review audit results and the adequacy of and compliance with our system of internal controls. In addition, the Audit Committee will appoint or discharge our independent auditor, and review and approve auditing services and permissible non-audit services to be provided by the independent auditor in order to evaluate the impact of undertaking such added services on the independence of the auditor. The responsibilities of the Audit Committee, which are anticipated to be substantially identical to the responsibilities of Exelis Audit Committee, will be more fully described in our Audit Committee charter. The Audit Committee charter will be posted on our website and will be available in print to any shareholder who requests it. Further, the Board of Directors has determined that Phillip C. Widman possesses accounting or related financial management expertise within the meaning of the New York Stock Exchange listing standards and that qualifies as an “audit committee financial expert” as defined under the applicable SEC rules.

Compensation and Personnel Committee. The members of the Compensation and Personnel Committee are expected to be Bradford J. Boston (Chair), Mary L. Howell, Phillip C. Widman and Melvin F. Parker. The Compensation and Personnel Committee will oversee all benefit programs, executive compensation and similar actions that affect our senior officers. The Compensation and Personnel Committee will also provide strategic direction for our overall compensation structure, policies and programs and will oversee and approve the succession planning process. The responsibilities of the Compensation and Personnel Committee, which are anticipated to be substantially identical to the responsibilities of the Compensation and Personnel Committee of Exelis, will be more fully described in the Compensation and Personnel Committee charter. The Compensation and Personnel Committee Charter will be posted on our website and will be available in print to any shareholder who requests it. Each member of the Compensation and Personnel Committee will be a non-employee director and there are no Compensation and Personnel Committee interlocks involving any of the projected members of the Compensation and Personnel Committee.

Nominating and Governance Committee. The members of the Nominating and Governance Committee are expected to be Eric Pillmore (Chair), William F. Murdy and Melvin F. Parker. The Nominating and Governance Committee will be responsible for developing and recommending to the Board of Directors criteria for identifying and evaluating director candidates; identifying, reviewing the qualifications of and proposing candidates for election to the Board of Directors; and assessing the contributions and independence of incumbent directors in determining whether to recommend them for reelection to the Board of Directors. The Nominating and Governance Committee will also review and recommend action to the Board of Directors on matters concerning transactions with related persons and matters involving corporate governance and, in general, oversee the evaluation of the Board of Directors. The responsibilities of the Nominating and Governance Committee, which are anticipated to be substantially identical to the responsibilities of the Nominating and Governance Committee of Exelis, will be more fully described in the Nominating and Governance Committee charter. The Nominating and Governance Committee charter will be posted on our website and will be available in print to any shareholder who requests it.

Director Independence. Our Board of Directors, upon recommendation of our Nominating and Governance Committee, is expected to formally determine the independence of its directors following the spin-off. The Board of Directors of Exelis has affirmatively determined that the following directors, who are anticipated to be elected to our Board of Directors, are independent: Louis J. Giuliano, Bradford J. Boston, Mary L. Howell, William F. Murdy, Melvin F. Parker, Eric M. Pillmore, Stephen L. Waechter and Phillip C. Widman. Our Board of Directors is expected to annually determine the independence of directors based on a review by the directors and the Nominating and Governance Committee. No director will be considered independent unless the Board of Directors determines that he or she has no material relationship with us, either directly or as a partner, shareholder, or officer of an organization that has a material relationship with us. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. The standards that will be relied upon by the Board of Directors in affirmatively determining whether a director is independent are composed, in part, of those objective standards set forth in the New York Stock Exchange rules, which generally provide that:

•	A director who is an employee, or whose immediate family member (defined as a spouse, parent, child, sibling, father- and mother-in-law, son- and daughter-in-law, brother- and sister-in-law and anyone, other than a domestic employee, sharing the director’s home) is an executive officer, of our company, would not be independent until three years after the end of such relationship.

•	A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from our company, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service) would not be independent until three years after ceasing to receive such amount.

•	A director who is a partner of or employed by, or whose immediate family member is a partner of or employed by and personally works on our company’s audit, a present or former internal or external auditor of our company would not be independent until three years after the end of the affiliation or the employment or auditing relationship.

•	A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of our company’s present executives serve on the other company’s compensation committee would not be independent until three years after the end of such service or employment relationship.

•	A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, our company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenue, would not be independent.

Compensation of Non-Employee Directors

Following the spin-off, Director Compensation will be determined by our Board of Directors with the assistance of its Nominating and Governance Committee. It is anticipated that such compensation will consist of an annual cash retainer and equity award for all directors; an additional cash retainer and equity award for the non-executive Chairman of the Board, and an additional cash retainer for the directors serving as chair of the Audit Committee, the Compensation and Personnel Committee or the Nominating and Governance Committee. Subject to approval by the Vectrus Board of Directors, it is expected that Director Compensation will be comprised as follows:

Board Retainer	Cash Retainer ($)	Restricted Stock Units (number of RSUs awarded at a grant date fair value equal to the listed dollar amount) ($)
All Directors	75,000	75,000

Additional Compensation
Chairman of the Board	50,000	50,000
Chair of the Audit Committee	15,000
Chair of the Compensation and Personnel Committee	10,000
Chair of the Nominating and Governance Committee	10,000

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

We are currently a wholly owned subsidiary of Exelis and, following the spin-off, we will be an independent publicly traded company that will operate the Mission Systems business. Therefore, our historical compensation strategy has been determined primarily by the Compensation and Personnel Committee of the Exelis Board of Directors (the “Exelis Compensation Committee”), which approves and oversees administration of the executive compensation programs of Exelis. Since the information presented in this document relates primarily to the 2013 fiscal year, which ended on December 31, 2013, this Compensation Discussion and Analysis focuses primarily on the compensation programs and decisions of Exelis with respect to 2013, describing all elements of the executive compensation program of Exelis as determined by the Exelis Compensation Committee. This Compensation Discussion and Analysis also describes the ways in which we anticipate that our compensation philosophy will differ from that of Exelis after we become a separate public company. As explained under “The Spin-Off—Reasons for the Spin-Off,” the separation from Exelis will provide us with the flexibility to establish appropriate compensation policies to attract, motivate and retain our executives. We will form our own Compensation and Personnel Committee (the “Vectrus Compensation Committee”), which will be responsible for our executive compensation programs prospectively, which may be different from the compensation programs in place for 2013 with Exelis.

This Compensation Discussion and Analysis describes the compensation philosophy of Exelis for our Chief Executive Officer and our Chief Financial Officer plus those individuals who are our other three most highly compensated executive officers based on their fiscal 2013 compensation with Exelis. These officers are referred to herein as Named Executive Officers (“NEOs”). Our named executives officers are Kenneth W. Hunzeker, who is expected to be Chief Executive Officer and President and was an Executive Vice President of Exelis and President of the Mission Systems business; Matthew M. Klein, who is expected to be Senior Vice President, Chief Financial Officer and was the Chief Financial Officer of the Mission Systems business; Janet L. Oliver, who is expected to be Senior Vice President, Business Development and was Vice President, Business Development of the Mission Systems business; Kelvin R. Coppock, who is expected to be Senior Vice President, Contracts and was Vice President, Business Area and Contracts of the Mission Systems business; and Charles A. Anderson, who is expected to be Senior Vice President, Programs and was Businesses Area Vice President and General Manager for all programs of the Mission Systems business.

Our Executive Compensation Program

Overall compensation policies and programs

Historically. In 2013, the Exelis Compensation Committee retained Pay Governance LLC as its independent compensation consultant (“Pay Governance” or the “Compensation Consultant”). Pay Governance provides independent consulting services in support of the Exelis Compensation Committee’s charter. The Compensation Consultant also provided independent consulting services in support of the Exelis Nominating and Governance Committee’s charter, including providing competitive data on director compensation.

The Exelis Compensation Committee reviewed and considered the following factors, among others, relevant to establishing the independence of the Compensation Consultant, including but not limited to the following:

•	Provision of other services to Exelis by the Compensation Consultant;

•	The amount of fees received from Exelis by the Compensation Consultant as a percentage of the Compensation Consultant’s total revenue;

•	The policies and procedures of the Compensation Consultant that are designed to prevent conflicts of interest;

•	Relationships of the employees of the Compensation Consultant (who provide services to us) with members of the Compensation and Personnel Committee, including business and personal relationships;

•	Relationships of the Compensation Consultant or the Compensation Consultant’s employees (who provide services to us) with an executive officer of Exelis, including business and personal relationships; and

•	Stock ownership of Exelis by the Compensation Consultant.

Based on this review the Exelis Compensation Committee determined the Compensation Consultant had no conflicts of interest with Exelis or its Board of Directors.

The Compensation Consultant’s engagement leader provided objective expert analyses, assessments, research and recommendations for executive compensation programs, incentives, perquisites, and compensation standards. In this capacity, the Compensation Consultant provided services that related solely to work performed for and at the direction of the Exelis Compensation Committee including analysis of material prepared by Exelis for the Exelis Compensation Committee’s review. In 2013, the human resources, finance and legal departments of Exelis supported the work of the Exelis Compensation Committee, provided information, answered questions and responded to requests. In 2013, the Compensation Consultant also acted as an advisor to the Nominating and Governance Committee in connection with Exelis and Vectrus Director compensation. The Compensation Consultant provided analyses to the Nominating and Governance Committee of Exelis and the full Board of Directors of Exelis and Vectrus Non-employee Director compensation. The Compensation Consultant provided no other services to Exelis during 2013.

In 2013, as in past years, the Exelis Compensation Committee looked to competitive market compensation data for companies comparable to Exelis to establish overall policies and programs that address executive compensation, benefits and perquisites. This review included analysis of the Exelis Compensation Peer Group and information provided by the Compensation Consultant. The Exelis Compensation Peer Group consists of select Aerospace / Defense companies with annual revenue greater than $1 billion that were available in the Towers Watson compensation survey database. Data from these companies were adjusted, using a regression analysis, to reflect the annual revenue of Exelis.

The 2013 Exelis Compensation Peer Group consists of:

• Alliant Techsystems Inc.	• L-3 Communications Holdings, Inc.
• BAE Systems plc	• Lockheed Martin Corporation
• The Boeing Company	• Northrop Grumman Corporation
• Curtiss-Wright Corporation	• Rockwell Collins, Inc.
• General Dynamics Corporation	• Rolls-Royce
• General Atomics	• SAIC, Inc.
• Hexcel Corporation	• Space Systems / Loral, Inc.
• Honeywell International Inc.	• Spirit AeroSystems Holdings, Inc.
• Huntington Ingalls Industries, Inc.	• Textron Inc.
• United Technologies Corporation

The Exelis Compensation Committee believes that the Exelis Compensation Peer Group companies most closely reflect the labor market in which Exelis competes for talent.

The Exelis Compensation Committee has delegated to the Senior Vice President and Chief Human Resources Officer of Exelis responsibility for administering the executive compensation program. During the first quarter of 2013, the Chief Executive Officer and the Chief Human Resources Officer of Exelis made recommendations to the Exelis Compensation Committee regarding compensation actions and incentive awards for Mr. Hunzeker. The Exelis Compensation Committee reviewed each compensation element for Mr. Hunzeker and made the final determination regarding compensation for him using the processes described for Exelis in this Compensation Discussion and Analysis.

With respect to 2013 compensation for Messrs. Klein, Coppock and Anderson, and Ms. Oliver, Mr. Hunzeker, in his role as President of the Mission System business, after review by the Senior Vice President and Chief Human Resources Officer of Exelis, made recommendations to the Chief Executive Officer and President of Exelis regarding compensation actions and incentive awards for these individuals in accordance with the approved 2013 Exelis compensation program. After discussing Mr. Hunzeker’s recommendations, the final executive compensation determinations were made by Mr. Melcher. The Exelis Compensation Committee believes the compensation programs of Exelis reflect its overarching business rationale and are designed to be reasonable, fair, fully disclosed, and consistently aligned with long-term value creation. The Exelis Compensation Committee further believes this compensation philosophy encourages individual and group behaviors that balance risk and reward and assists Exelis in achieving steady, sustained growth and earnings performance.

With respect to the spin-off of the Mission Systems business, in December 2013, compensation recommendations for the executives of the Mission Systems business referenced above were reviewed and approved by the Exelis Compensation Committee in connection with the review of executive officers for Vectrus.

Going Forward. Following the spin-off, it is expected that the Vectrus Compensation Committee will retain a compensation consultant and the nature and scope of the compensation consultant’s engagement will be similar to that of the Compensation Consultant of Exelis. In addition, we expect to establish a similar executive compensation philosophy with respect to our NEOs following the spin-off. We expect that our compensation objective will be to implement compensation programs that reflect an overarching business rationale and are designed to be reasonable, fair, fully disclosed, and consistently aligned with long-term value creation. We also expect that the Vectrus Compensation Committee will delegate to the Chief Human Resources Officer responsibility for administering the Executive Compensation program.

Individual executive positions—compensation comparisons

Historically. Senior management positions of Exelis, including each of its NEO positions, were compared to positions with similar attributes and responsibilities based on the Exelis Compensation Peer Group information. This information was used to provide the market median dollar value for annual base salary, annual incentives and long-term incentives. Compensation levels that are approximately 10% above or below the market median dollar value are considered by the Compensation Consultant and the Exelis Compensation Committee to be within the market median range.

The Exelis Compensation Committee used the Exelis Compensation Peer Group information, along with other qualitative information, described below, in making its determination of target and actual compensation provided to Mr. Hunzeker in 2013. The Exelis Compensation Committee may consider deviations from the market median range depending on a position’s strategic value, objectives and strategies of Exelis, and individual experience and performance in the position. The Exelis Compensation Committee may, but is not required to, consider prior year’s compensation, including short-term or long-term incentive payouts, restricted stock vesting or option exercises in making compensation decisions for the NEOs.

For each of the remaining Vectrus NEOs, target and actual compensation was determined by approved program guidelines established for Exelis executives for the year 2013. These program guidelines were established based on competitive market data and reflect the current defense industry budget constraints.

Individual executive positions—percentage of median

The following chart sets out Mr. Hunzeker’s 2013 target compensation for annual base salary, annual incentive and long-term incentive and each element of compensation relative to the market median dollar value:

Named Executive Officer	2013 Base Salary ($)	2013 Annual Base Salary Position as Percentage of Market Median Dollar Value	Target 2013 Annual Incentive Award (% of Base Salary)	Target 2013 Annual Incentive Position as Percentage of Market Median Dollar Value	2013 Long- Term Incentive Target Award ($)	2013 Long- Term Incentive Position as Percentage of Market Median Dollar Value	Anticipated 2013 Total Compensation Position as Percentage of Market Median Dollar Value
Kenneth W. Hunzeker	375,045	95%	65%	89%	500,000	84%	89%

The following chart sets out 2013 base salary and target incentive compensation elements for each of the other NEOs:

Named Executive Officer	2013 Base Salary ($)	Target 2013 Annual Incentive Award (% of Base Salary)	2013 Long-Term Incentive Target Award ($)
Matthew M. Klein	225,500	35%	130,000
Janet L. Oliver	269,100	38%	160,000
Kelvin R. Coppock	253,800	38%	130,000
Charles A. Anderson	216,000	32%	70,000

Going Forward. While it is expected that the Vectrus Compensation Committee will adopt a similar approach to evaluating and determining target and actual compensation provided to each of our NEOs, the use of the Exelis Compensation Peer Group or the peers included in the market sample may change to be more reflective of our industry, size and / or business model.

Our compensation cycle

Historically. Compensation is reviewed in detail every year during the first quarter. This review includes:

•	Annual performance reviews for the prior year,

•	Base salary merit increases—normally established in March,

•	Annual Incentive Plan (“AIP”) target awards, and

•	Long-term incentive target awards (including stock options, restricted stock or restricted stock units and target total shareholder return (“TSR”) awards).

The actual date on which long-term incentive awards are made is the date on which the Exelis Compensation Committee approves these awards. In recent years, this date has been in March. (Meeting dates for the following year’s regular Exelis Board and Committee meetings are scheduled during the prior year.) Target TSR awards are currently subject to a 3-year performance period starting on January 1 of the year in which the Exelis Compensation Committee approves the TSR award. Long-term incentive award recipients receive communication of the award as soon as reasonably practical after the grant date of the award. The Exelis Compensation Committee reviewed and assessed the performance of the Exelis NEOs during 2013 and authorized salary and other personnel related actions it believed were appropriate and commensurate with relevant competitive data and the approved salary program.

Going Forward. It is expected that the Vectrus Compensation Committee will review, decide and award compensation to our NEOs following a similar annual cycle.

Qualitative considerations

Historically. Exelis considers individual performance, including the following qualitative performance factors, in addition to the quantitative measures discussed in this Compensation Discussion and Analysis. While there is no formal weighting of qualitative factors, the following factors may be considered important in making compensation decisions:

Consideration	Objective
Portfolio Repositioning	Rationalize business around core, attractive market segments
Differentiated Organic Growth	Align strategies and resources around attractive portfolio positions
Strategic Execution	Outperform market expectations
Cultural Transformation	Optimize organization around Exelis Vision and Values

Going Forward. It is expected that the Vectrus Compensation Committee will consider similar qualitative factors in making compensation decisions. These qualitative performance factors may change to reflect our business focus and strategy.

Compensation Program Objectives

Historically.

Compensation Objectives, Principles and Approaches: The compensation program objectives, principles and approaches reflect Exelis business needs and strategy. The following sections provide more detailed information about the Exelis compensation program.

Objective	General Principle	Specific Approach
Attract and retain well-rounded, capable leaders.	Design an executive compensation program to attract and retain high performing executives.	Target total direct compensation at the competitive median of the Exelis Compensation Peer Group adjusted for revenue size.

Align at-risk compensation with business performance.	The measures of performance in our compensation programs must be aligned with measures key to the success of our businesses. If our businesses succeed, our shareholders will benefit.	Provide annual and long-term incentive opportunity based on business performance to drive shareholder value.

Align at-risk compensation with levels of executive responsibility.	As executives advance in our company, the leverage of at-risk pay relative to fixed pay increases.	Structure NEO compensation so that a substantial portion of compensation is at risk for executives with greater levels of responsibility.

Primary Compensation Components

The following table provides the ratios of the elements of compensation to the NEO’s total compensation for 2013 for their respective positions in the Mission Systems business.

NEO	Percentage of Base Salary to Total Compensation (Compensation not at Risk) (a)	Percentage of AIP to Total Compensation (b)	Percentage of Cash Compensation to Total Compensation (a + b = c)	Percentage of Long-Term Compensation to Total Compensation (d)	Percentage of At Risk Compensation to Total Compensation (short and long-term compensation) (b + d = e)
Kenneth W. Hunzeker	33%	22%	55%	45%	67%
Matthew M. Klein	52%	18%	70%	30%	48%
Kelvin R. Coppock	53%	20%	73%	27%	47%
Janet L. Oliver	51%	19%	70%	30%	49%
Charles A. Anderson	61%	19%	80%	20%	39%

NEO Compensation	=	Base Salary	+	Annual Incentive	+	Long-Term Incentives

1.	Salary—Base salary comprises the smallest component of total direct compensation for Mr. Hunzeker and approximately half of the total compensation for the other NEOs, reflecting the Compensation Committee’s commitment to aligning NEO compensation with Exelis performance. Salary is not a risk-based element of compensation.

2.	Annual Incentive Plan Awards (AIP)—AIP payouts are discretionary, not guaranteed. AIP payouts are based on the annual performance of Exelis and the Mission Systems business against approved objective corporate financial goals and individual performance. Annual performance must meet minimum performance levels for a payout to be earned.

3.	Long-Term Incentive Awards—Restricted Stock Units, Non-qualified Stock Options and TSR awards comprise the Long-Term Incentive Awards. Equity awards align NEO compensation with shareholder value. The TSR awards measures the share price performance of Exelis relative to a peer group of companies (the Exelis TSR Performance Index discussed under “—Long-Term Incentive Awards—TSR Award Component”) over a three year period. Performance below required thresholds results in zero payout.

Going Forward. It is expected that the Vectrus Compensation Committee will conduct a thorough review of the current Exelis compensation program and adopt a program with objectives, principles and approaches that appropriately reflect our business needs and strategy. It is anticipated that the ratio of cash compensation as a percent of total compensation and long-term compensation as a percent of total compensation will change over time to be more weighted towards at risk compensation in keeping with market competitive compensation design.

Base Salary

Historically. The Exelis Compensation Committee generally considered the following principles and approaches in establishing base salary for the NEOs.

General Principle	Specific Approach
A competitive salary provides a necessary element of stability.	Salary levels reflect comparable competitive market levels among a peer group of aerospace and defense companies, adjusted by revenue size, as provided by the Compensation Consultant. Data was adjusted using regression analysis to reflect the size of Exelis. Salary levels are reviewed annually.

Base salary should recognize individual performance, the market value of a position, and the incumbent’s tenure, experience, responsibilities, contribution to Exelis and growth in his or her role.	Merit increases are based on overall performance and relative competitive market position.

Going Forward. It is expected that the Vectrus Compensation Committee consider similar principles and approaches in establishing base salaries for the NEOs that appropriately reflect our business needs and strategy.

Exelis Annual Incentive Plan (AIP)

Historically.

AIP Payment	=	Annual Base Salary x Target AIP Percent x Approved Performance Factor Subject to Exelis Compensation Committee Approval

Overview of the Exelis AIP

General Principle	Specific Approach
The AIP target award for NEOs recognizes contributions to the year’s results and is determined by performance against specific corporate financial metrics, as well as qualitative factors, as described in more detail in “Compensation Discussion and Analysis—Our Executive Compensation Program—Qualitative Considerations.”	The AIP incorporates metrics that are critical to achieving optimal operating performance.

AIP target awards are structured to achieve competitive compensation levels when targeted performance results are achieved. Objective formulas are used to establish potential AIP performance awards.	The Exelis AIP provides for a cash payment to participating executives established as a target percentage of base salary. AIP target awards are set with reference to the median of competitive practice based on the Exelis Compensation Peer Group. The Compensation Committee may approve negative discretionary adjustments with respect to NEOs.

Exelis AIP awards to NEOs are made under the Exelis Inc. Annual Incentive Plan for Executive Officers, which first became effective as of October 31, 2011, following the spin-off of Exelis from ITT Corporation (the “Exelis spin-off”) and which was subsequently approved by Exelis shareholders on May 8, 2013. 2013 AIP targets for Exelis NEOs were approved by the Exelis Compensation Committee in March 2013.

2013 Performance Metrics

To focus the businesses on the operating performance of the enterprise, 2013 internal performance metric attainment and payout design emphasized corporate performance.

The Exelis Compensation Committee determined that the metrics noted below would be most closely predictive of optimal operating performance in 2013.

Earnings Per Share

Earnings per share measures the return per outstanding diluted common share. This provides a way to align executive compensation with shareholder value creation.

Revenue

Revenue reflects the emphasis on growth by Exelis. Revenue is defined as reported GAAP revenue excluding the impact of foreign currency fluctuations and contributions from acquisitions and divestitures.

Operating Cash Flow

Operating cash flow reflects the emphasis on cash flow generation by Exelis. For purposes of AIP, Operating Cash Flow is GAAP net cash flow from operating activities, less capital expenditures plus interest, cash taxes and other expense (Income), and adjusted for other non-cash special items.

Return on Invested Capital

ROIC measures the ability of Exelis to profitably invest available capital. ROIC = Operating Income ÷ Five Point Average Invested Capital. Invested Capital is defined as: Total Assets—Pension Related Deferred Tax Assets—Non-Interest Bearing Current Liabilities. The Five Point Average describes the year-end invested capital position as well as the invested capital position for each of the preceding four quarters.

2013 AIP Internal Performance Metrics and Payout Design

Exelis pays for performance that clearly demonstrates achievement of plan goals. Exelis establishes strong incentives for revenue and earnings per share performance and sets aggressive goals for operating cash flow and ROIC metrics. In order to achieve an AIP payout, each metric must meet a certain threshold for that component to be considered in the calculation. For example, revenue performance below the 90% payout threshold would result in that metric being reflected as zero in the AIP calculation. In 2013, each performance component of the AIP and the overall AIP award was capped at 200%. Results between points are interpolated.

	2013 Metric Attainment and Payout Design
	Revenue and Earnings per Share			Operating Cash Flow			ROIC
Performance Percentage of Target	90%	100%	108%	80%	100%	116%	85%	100%	116%
Payout Percentage of Target	50%	100%	200%	50%	100%	200%	50%	100%	200%

Mr. Hunzeker participated in the AIP at the Exelis Corporate Level. Messrs. Klein, Coppock and Anderson, and Ms. Oliver participated in the AIP at the Mission Systems business level.

2013 AIP Internal Performance Metrics—Corporate Level—Mr. Hunzeker

2013 Metrics	Percentage Weight
Earnings per Share	30%
Revenue	30%
Operating Cash Flow	20%
Return on Invested Capital	20%

2013 Internal Performance Metrics—Mission Systems Business—Messrs. Klein, Coppock and Anderson, and Ms. Oliver

2013 Metrics	Percentage Weight
Exelis Earnings Per Share	30%
Mission Systems business	70%
— Revenue	30%
— Operating Cash Flow	20%
— Return on Invested Capital	20%

2013 AIP Performance Targets and Performance

The Exelis Compensation Committee, after considering management recommendations, established 2013 AIP performance targets for the NEOs based on the applicable performance metrics and the approved annual operating plan of Exelis, taking into consideration its aspirational business goals. Successful attainment of both qualitative factors and quantitative factors (described in “Compensation Discussion and Analysis—Our Executive Compensation Program—Qualitative Considerations” and “—2013 Internal Performance Metric Attainment and Payout Design”) are achievable only if the enterprise and the individual NEOs perform at levels established by the Exelis Compensation Committee. As permitted by the Exelis Inc. Annual Incentive Plan and the Exelis Inc. Annual Incentive Plan for Executive Officers, the Exelis Compensation Committee may exclude the impact of acquisitions, dispositions and other special items in computing the AIP performance payout factor.

2013 AIP Awards Paid in 2014

On February 19, 2014, the 2013 AIP award for Mr. Hunzeker was reviewed and approved by Mr. Melcher in his role as Chief Executive Officer and President of Exelis and by the Exelis Compensation Committee. Upon recommendation by Mr. Melcher, the Exelis Compensation Committee approved an award for Mr. Hunzeker at 105% of the corporate payout formula in recognition of his contributions to the Mission Systems business and to Exelis during 2013. 2013 AIP awards for all remaining NEOs were reviewed and approved by Mr. Melcher, upon the recommendation of Mr. Hunzeker. The 2013 AIP awards for Mr. Klein and Mr. Anderson were at 120% and 150%, respectively, of the approved 113.5% payout factor for the Mission Systems business in recognition of Mr. Klein’s significant contributions and performance during 2013 and Mr. Anderson’s increased scope of responsibilities and performance during 2013. The approved 2013 AIP awards for NEOs are included in the summary compensation table under “—Tabular Executive Compensation Disclosure” in the “Non-Equity Incentive Plan Compensation” column. No negative discretion was exercised by the Exelis Compensation Committee for any NEOs of the Mission Systems business. As permitted by the 2011 Exelis Omnibus Incentive Plan and the 2011 Annual Incentive Plan for Executive Officers, the Exelis Compensation Committee excluded the impact of acquisitions, dispositions and other special items in computing AIP performance relating to AIP targets, which AIP targets also excluded these items. The performance and payout percentages for each component of the AIP were as follows:

Corporate Level—Mr. Hunzeker

Metric (all $ amounts in millions Except for EPS and ROIC)	Performance Target at 100% Payment and Weighting		2013 Performance	Performance Percentage of Target	Payout Percentage of Target	Weighted Attainment
Earnings Per Share	$1.50	30%	$1.55	103%	112%	33.6%
Revenue	$5,050	30%	$4,810	95%	84%	25.1%
Operating Cash Flow	$508	20%	$587	116%	196%	39.2%
Return on Invested Capital	15.0%	20%	16.0%	106%	117%	23.3%

Mission Systems Business—Messrs. Klein, Coppock and Anderson and Ms. Oliver

Metric (all $ amounts in millions Except for EPS and ROIC)	Performance Target at 100% Payment and Weighting		2013 Performance	Performance Percentage of Target	Payout Percentage of Target	Weighted Attainment
Exelis Earnings Per Share	$1.50	30%	$1.55	103%	112%	33.6%
Mission Systems business		70%
— Revenue	$1,686	30%	$1,512	89.7%	0%	0%
— Operating Cash Flow	$102	20%	$161	158%	200%	40.0%
— Return on Invested Capital	41.6%	20%	50.0%	120%	200%	40.0%

The following table illustrates the calculation of the 2013 AIP awards paid in 2014 at the Exelis corporate level and reflects the positive discretion exercised for Mr. Hunzeker. (Sum of components may differ from actual award amounts due to rounding.)

Named Executive Officer	2013 Base Salary $(a)	Annual Incentive Target as a Percentage of Base Salary (b)	Earnings Per Share Percentage Achieved	Revenue Percentage Achieved	Operating Cash Flow Percentage Achieved	ROIC Percentage Achieved	Total Performance Percentage Achieved (c)(1)	Actual AIP 2013 Awards (a) *(b) *(c)
Kenneth W. Hunzeker	375,045	65%	33.6%	25.1%	39.2%	23.3%	121.5%	$311,000

The following table illustrates the calculation of the 2013 AIP awards at the Mission Systems business level paid in 2014 and reflects the positive discretion exercised for Mr. Klein and Mr. Anderson as described above. (Sum of components may differ from actual award amounts due to rounding.)

Mission Systems Business Level
Named Executive Officer	Base Salary $ (a)	Annual Incentive Target as a Percentage of Base Salary (b)	Earnings Per Share Percentage Achieved	Revenue Percentage Achieved	Operating Cash Flow Percentage Achieved	ROIC Percentage Achieved	Total Performance Percentage Achieved (c)(1)	Actual AIP 2013 Awards (a) *(b) *(c)
Matthew M. Klein	225,500	35%	33.6%	0%	40.0%	40.0%	113.5%	$107,500
Janet L. Oliver	269,100	38%	33.6%	0%	40.0%	40.0%	113.5%	$116,100
Kelvin R. Coppock	253,800	38%	33.6%	0%	40.0%	40.0%	113.5%	$109,500
Charles A. Anderson	216,000	32%	33.6%	0%	40.0%	40.0%	113.5%	$117,700

(1)	Total Performance Percentage Achieved doesn’t foot due to rounding.

In addition to the award referenced in this table Ms. Oliver received an additional award of $150,000 in accordance with the Janet Oliver Letter Agreements.

Going Forward. In connection with the spin-off, we expect to adopt an annual incentive plan with terms to be determined by the Vectrus Compensation Committee. We expect this program will be designed to reflect measures, targets and goals reflective of our business and industry using our competitive marketplace as a benchmark.

Long-Term Incentive Awards

Historically.

The 2013 Exelis long-term incentive award for senior executives has three components, each of which directly ties long-term compensation to long-term value creation and shareholder return. The 2013 long-term incentive program awards were allocated as follows:

The 2013 awards were granted on March 8, 2013. A valuation based on the March 8, 2013 grant date was used to determine the number of options and restricted stock units to be granted pursuant to this allocation. The number of options granted was based on the Black-Scholes value on the March 8, 2013 grant date. The number of restricted stock units granted was based on the closing price of Exelis stock on the grant date. TSR awards represent 30% of the total target long-term award.

The Compensation Committee selected vesting terms for restricted stock units and non-qualified stock options based on the Compensation Consultant’s review and assessment of current competitive practice, as well as the Compensation Committee’s view of the vesting terms appropriate for Exelis. The Compensation Committee determined allocations among restricted stock units and non-qualified stock options based on the view that a balanced award of restricted stock units and non-qualified stock options provides a combination of incentives for absolute share price appreciation. The Compensation Committee considers the Compensation Consultant’s review and assessment of current competitive practice, as well as individual performance, in determining the individual’s total target award.

Restrictive Covenants for Exelis Long-Term Incentive Awards: Starting with the 2012 awards, the Compensation Committee approved modifications to the restricted stock unit, non-qualified stock option and TSR award terms and conditions upon termination of employment by the participant.

•	Non-solicitation: In order for the participant to receive an award the participant must accept the terms and conditions, including a restrictive covenant which provides that the participant will not, within the restricted period, influence or attempt to influence Exelis customers for the purpose of soliciting business or Exelis employees for the purposes of hiring such employees for a period of one year following termination.

•	Non-competition: In order for participants who have “retired,” as defined in the applicable award agreement, to receive continued vesting of awards after reaching age 60 or older and having completed at least five years of service, the participant must accept the terms of a non-competition agreement for the term during which such award remains unvested following the participant’s retirement. If the participant does not accept the terms of the non-competition agreement, the awards will be subject to standard pro-rata vesting upon termination due to retirement.

Breach of either the non-solicitation or non-competition provisions will result in forfeiture of the award, or if the participant has disposed of all or any portion of such award prior to and breach, recovery of an amount equal to the aggregate after-tax proceeds.

Restricted Stock Unit Component

Grants of restricted stock units provide NEOs with stock ownership of unrestricted shares after the restriction lapses. NEOs received restricted stock unit awards because, in the judgment of the Exelis Compensation Committee and based on management recommendations, these individuals were in positions most likely to assist in the achievement of the long-term value creation goals of Exelis and to create shareholder value over time. The Exelis Compensation Committee reviewed and approved all proposed grants of restricted stock units for NEOs. Key elements of the 2013 restricted stock unit award program were:

•	Restricted stock units provide the same economic risk or reward as restricted stock, but recipients do not have voting rights and do not receive cash dividends during the restriction period. Dividend equivalents are accrued and paid in cash upon vesting of the restricted stock units. Vested restricted stock units are generally settled in shares.

•	Restricted stock units granted prior to 2014 were generally subject to a three-year restriction period. In 2014 restricted stock unit grants will vest in one-third annual installments. In certain cases, such as for new hires or to facilitate retention, selected employees may receive restricted stock units subject to different vesting terms as approved by the Exelis Compensation Committee.

•	If an acceleration event occurs (as described in “—Potential Payments Upon Termination or Change in Control—Change of Control Arrangements”), restricted stock units vest in full.

•	If an employee dies or becomes disabled, restricted stock units vest in full.

•	If an employee leaves Exelis prior to vesting either through resignation or termination for cause, restricted stock units are forfeited.

•	If an employee retires or is terminated other than for cause, a pro-rata portion of the restricted stock unit award vests. With respect to termination other than for cause, the pro rata portion includes vesting that reflects the applicable severance period. Beginning in 2012, restricted stock unit awards continued to vest for employees who retire if certain non-solicitation and non-competition provisions are met as described above.

Non-Qualified Stock Options Component

Non-qualified stock options permit optionees to buy Exelis stock in the future at a price equal to the stock’s value on the date the option was granted, which price is the option exercise price. Non-qualified stock option terms were selected after the Exelis Compensation Committee’s review and assessment of the market and general competitive practice.

Key elements of the 2013 non-qualified stock option program were:

•	The option exercise price of stock options awarded was the NYSE closing price of Exelis common stock on the date the award was approved by the Exelis Compensation Committee.

•	For options granted to new executives, the option exercise price of approved stock option awards is the closing price on the grant date, generally five days following the first day of employment.

•	Options cannot be exercised prior to vesting.

•	Options vest in one-third annual increments, after the first, second and third anniversary of the date of grant.

•	If an acceleration event occurs (as described in “—Potential Payments Upon Termination or Change in Control—Change of Control Arrangements”), the stock option award vests in full.

•	Options awarded in 2013 expire ten years after the grant date.

•	If an employee is terminated for cause, vested and unvested portions of the options expire on the date of termination.

•	The ITT Corporation 2003 Equity Incentive Plan, the 2011 Exelis Omnibus Incentive Plan and the Amended and Restated Exelis Omnibus Incentive 2011 Plan prohibit the repricing of, or exchange of, stock options and stock appreciation rights that are priced below the prevailing market price with lower-priced stock options or stock appreciation rights without shareholder approval.

•	There may be adjustments to the post-employment exercise period of an option grant if an employee’s tenure with Exelis is terminated due to death, disability, retirement or termination by Exelis other than for cause. Any post-employment exercise period, however, cannot exceed the original expiration date of the option. If employment is terminated due to an acceleration event or because the option holder believed in good faith that he or she would be unable to discharge his or her duties effectively after the acceleration event, the option would expire on the earlier of the date seven months after the acceleration event or the normal expiration date.

The following table provides a summary of some of the main characteristics of restricted stock units and non-qualified stock options.

Restricted Stock Units	Non-Qualified Stock Options
A restricted stock unit award is a promise to deliver to the recipient, upon vesting, shares of Exelis stock.	Non-qualified stock options provide the opportunity to purchase Exelis stock at a specified price called the “exercise price” at a future date.

Holders of restricted stock units are not entitled to vote the shares and do not receive cash dividends during the restriction period. Dividend equivalents are paid in cash upon restricted stock unit vestings.	Stock option holders do not receive dividends on shares underlying the options and holders have no voting rights on non-qualified stock options.

Restricted stock and restricted stock units have intrinsic value on the day the award is received and retain some value even if the share price declines during the restriction period, so each provides strong employee retention value.	Non-qualified stock options increase focus on activities related primarily to absolute share price appreciation. If the value of Exelis stock increases and the optionee exercises his or her option to buy at the exercise price, the optionee receives a gain in value equal to the difference between the option exercise price and the price of the stock on the exercise date. If the value of Exelis stock fails to increase or declines, the stock option has no value. Stock options may provide less retention value than restricted stock units since stock options have value only if the share price appreciates over the option exercise price before the options expire.

TSR Award Component

Feature	Implementation
TSR awards reward comparative stock price appreciation relative to that of the Exelis TSR Performance Index described under “—Long-Term Incentive Awards—TSR Award Component”.	The Exelis Compensation Committee, at its discretion, determines the size and frequency of target TSR awards, performance measures and performance goals, in addition to performance periods. In determining the size of target TSR awards for executives, the Exelis Compensation Committee considers comparative data provided by the Compensation Consultant.

Three-year performance period	A three-year TSR performance period encourages behaviors and performance geared to Exelis long-term goals and, in the view of the Exelis Compensation Committee, discourages behaviors that might distract from that focus. The three-year performance period allows sufficient time for focus on long-term goals, mitigates market swings not based on performance and is also somewhat independent of short-term market cycles.

Feature	Implementation

Performance measurement and award frequency	The performance of Exelis for purposes of the TSR awards is measured by ranking the performance of Exelis against the Exelis TSR Performance Index. Payouts, if any, are based on a non-discretionary formula and interpolated for values between the 25th and 75th percentiles of performance. The Exelis Compensation Committee felt these breakpoints were properly motivational and rewarded the desired behavior.

TSR awards are expressed as target cash awards and paid in cash	Cash awards reward relative performance while reducing share dilution.

Components of TSR

The Exelis Compensation Committee considered the components of a measurable return of value to shareholders, reviewed peer practices and received input from the Compensation Consultant. Based on that review the Compensation Committee determined that the most significant factors to measure return of value to shareholders were:

•   dividend yields,

•   cumulative relative change in stock price, and

•   extraordinary shareholder payouts.

TSR calculation	TSR = the sum of (1) dividends paid and reinvested and any other extraordinary shareholder payouts during the three-year performance period and (2) the cumulative change in stock price from the beginning to the end of the performance period as a percentage of beginning stock price.

2013 TSR awards are weighted as follows:

Exelis 2013 TSR Performance Index

50%	Exelis concentrated peer group	General Dynamics Corporation L-3 Communications Holdings, Inc. Lockheed Martin Corporation Huntington Ingalls Industries, Inc.	Northrop Grumman Corporation Raytheon Company Exelis
50%		S&P 1500 Aerospace/Defense Index

The Exelis Compensation Committee’s rationale for this bifurcated weighting was based on considerations of the relatively small Exelis concentrated peer group of companies with high exposure to non-commercial aerospace/defense businesses and a broader aerospace/defense industry group with commercial revenue. At the recommendation of the Compensation Consultant, the Exelis Compensation Committee determined that use of the concentrated peer group alone presented volatility risks due to its small size and the larger S&P 1500 Aerospace/Defense Index alone presented too much concentration with respect to commercial businesses. The Exelis Compensation Committee determined that equal weighting of the two groups provides a more balanced comparison.

The combination of these two groups, described in the table above, is referred to as the Exelis TSR Performance Index.

The table below describes the payout formula and payout of the target value based on the Exelis rank in a concentrated peer group, as well as the payout formula and payout of the target value based on the Exelis percentile rank with respect to the S&P 1500 Aerospace/Defense Index.

Performance Goals and Payments for the TSR Awards

Payout Formula	Exelis Rank	Payout of Target Value
Concentrated Peer Group Ranking	8th or 7th	0%
	6th	50%
	5th or 4th	100%
	3rd	150%
	2nd or 1st	200%
S&P 1500 Aerospace/Defense Index*	Below the 25th percentile	0%
	25th percentile or above	50%
	50th percentile or above	100%
	75th percentile or above	200%

*	Payouts for the S&P 1500 Aerospace / Defense Index are interpolated for intermediate percentiles.

Amount of target TSR awards. Exelis target TSR awards provided to NEOs are generally based on the participant’s position, competitive market data, individual performance and anticipated contributions to Exelis long-term goals. The Exelis Compensation Committee considered individual performance and competitive market data in determining individual target TSR awards.

Key elements of 2013 TSR awards include:

•	If a participant’s employment terminates before the end of the three-year performance period, the award is forfeited except in two cases: (1) if a participant dies or becomes disabled, the TSR award vests in full and payment, if any, is made according to its original terms. Vesting in full in the case of death or disability reflects the inability of the participant to control the triggering event and is consistent with benefit plan provisions related to death and disability; and (2) if a participant retires or is terminated by Exelis other than for cause, a pro-rata payout, if any, is provided based on the number of full months of employment during the measurement period divided by 36 months (the term of the three-year TSR performance period). This pro-rated payout, if any, is provided because it reflects the participant’s service during the pro-rated period. For TSR awards granted starting in 2012, awards are not forfeited if certain non-solicitation and non-competition provisions are met as described under “—Long-Term Incentive Awards”.

•	Exelis performance for purposes of the TSR awards is measured by comparing the average stock price over the trading days in the month of December immediately prior to the start of the TSR three-year performance period to the average stock price over the trading days in the last month of the three-year cycle, including adjustments for dividends and extraordinary payments.

•	Payment, if any, of cash awards generally is made following the end of the applicable three-year performance period and will be based on the performance of Exelis measured against the total shareholder return performance of the Exelis TSR Performance Index.

•	Subject to the provisions of Section 409A of the Code, in the event of an acceleration event in a change of control (described in “—Potential Payments Upon Termination or Change in Control—Change of Control Arrangements”), a pro rata portion of outstanding awards could be paid through the date of the change of control based on actual performance and the balance of the award would be paid at target (100%). There could be up to three outstanding TSR awards at any time.

•	Performance goals for the applicable TSR performance period were established in writing no later than 90 days after the beginning of the applicable performance period.

2013 Long-Term Incentive Awards

The following table describes the 2013 long-term incentive awards for the NEOs, as determined by the Exelis Compensation Committee on March 8, 2013.

Named Executive Officer	TSR (Target Cash Award) $	Non-Qualified Stock Option Award # Options	Restricted Stock Unit Award # Units
Kenneth W. Hunzeker	150,000	103,627	13,501
Matthew M. Klein	39,000	26,943	3,510
Janet L. Oliver	48,000	33,161	4,320
Kelvin R. Coppock	39,000	26,943	3,510
Charles A. Anderson	—	—	6,301

2014 Long-Term Incentive Awards.

The Exelis Compensation and Personnel Committee approved Long-Term Incentive Awards under the approved program for 2014 to be effective March 6, 2014. Awards for the Vectrus NEOs were approved as follows:

Named Executive Officer	TSR (Target Cash Award) $	Non-Qualified Stock Option Award # Options	Restricted Stock Unit Award # Units
Kenneth W. Hunzeker	—	19,531	19,203
Matthew M. Klein	—	7,813	7,681
Janet L. Oliver	—	6,250	6,145
Kelvin R. Coppock	—	5,859	5,761
Charles A. Anderson	—	—	7,201

Awards for 2014 were granted in the form of restricted stock units and stock options only. For Messrs. Hunzeker, Klein and Coppock and for Ms. Oliver, their awards were granted 80% in RSUs and 20% in nonqualified stock options. Mr. Anderson’s award was granted wholly in the form of RSUs, according to the Exelis program guidelines approved for the 2014 program. Total Shareholder Return (TSR) awards were not made to Vectrus NEOs because the Exelis TSR index of the Aerospace and Defense 1500 was not considered an appropriate peer group for Vectrus.

The number of restricted stock units awarded was calculated based on $20.83 per share, the closing price of Exelis common shares on March 6, 2014. The number of stock options granted was calculated based on $5.12 per share, the Black-Scholes value of Exelis common shares on March 6, 2014. The option exercise price is $20.83, the closing price of Exelis common shares on March 6, 2014. Both RSUs and stock options will vest in one-third installments on the 1st, 2nd and 3rd anniversaries of the grant date and stock options will expire on March 6, 2024.

Going Forward. It is expected that the Vectrus Compensation Committee will adopt similar principles and approaches with respect to Long-Term Incentives.

We intend to adopt and rename, subject to the approval of Exelis prior to the spin-off, in its capacity as our sole stockholder, the Exelis 2011 Omnibus Incentive Plan as Amended and Restated. The Exelis 2011 Omnibus Incentive Plan as Amended and Restated is expected to permit the granting of stock options, stock appreciation rights, stock and stock unit awards, other stock-based awards and target cash awards based on attainment of performance goals. The reserve placed in the Exelis 2011 Omnibus Incentive Plan as Amended and Restated will be expected to be sufficient to maintain our stock-based incentive plans for at least three years. Under the Exelis 2011 Omnibus Incentive Plan as Amended and Restated, no individual may receive more than 15 million shares subject to options in any one year. The number of shares an individual may receive under the Vectrus 2011 Omnibus Incentive Plan as Amended and Restated will be adjusted based on the number of shares Vectrus will have outstanding, which is expected to be substantially less than the number of shares outstanding for Exelis. It is expected that the Exelis 2011 Omnibus Incentive Plan as Amended and Restated, as adopted and renamed by Vectrus, will not permit repricing of stock options without shareholder approval and will generally comply in all significant aspects with current best practices in corporate governance of stock-based compensation plans.

With respect to Long-Term Incentive Target Awards (or their equivalents), we will determine the appropriate structure and mix of components appropriate for our business needs. Similar to Exelis, we would expect to deliver multiple forms of long-term incentive awards; however, the vehicles provided, the blend of these vehicles and the measures used to determine our long-term performance may differ. It is expected that the Vectrus Long-Term Incentive Target Awards may be comprised of restricted stock units and non-qualified stock options.

Other Considerations and Policies

Stock Ownership Guidelines

Historically. The Exelis Board of Directors’ share ownership guidelines provide for share ownership levels at five times the annual retainer amount. Non-employee directors receive a portion of their retainer in restricted stock units, which are settled in shares when the restricted stock units vest. Non-employee directors are encouraged to hold such shares until their total share ownership meets or exceeds their ownership guidelines.

Share ownership guidelines for corporate officers, first approved by the Exelis Board of Directors during 2011, are regularly reviewed. The guidelines, set forth below, specify the desired levels of Exelis stock ownership and encourage a set of behaviors for each officer to reach the guideline levels. The approved guidelines require share ownership expressed as a multiple of base salary for all corporate officers.

Non-employee Directors	5 X Annual Cash Retainer Amount
CEO	5 X Annual Base Salary
CFO	3 X Annual Base Salary
Executive Vice Presidents	3 X Annual Base Salary
Senior Vice Presidents	2 X Annual Base Salary
Corporate Vice Presidents	1 X Annual Base Salary

To attain the ownership levels set forth in the guidelines it is expected that any restricted stock units settled in shares when the restricted stock units vest will be held, and that all shares acquired through the exercise of stock options will be held, except, in all cases, to the extent necessary to meet tax obligations. Compliance with the guidelines is monitored periodically. Non-employee directors and Exelis corporate officers are afforded five years to meet the guidelines.

Going Forward. It is expected that the Vectrus Compensation Committee will establish similar share ownership guidelines for our non-employee directors and corporate officers that are consistent with general marketplace practices in this regard. Specific guidelines have not yet been determined.

Clawback Policy

Historically. In 2011, Exelis, upon the recommendation of the Exelis Compensation Committee, adopted a policy that provides for clawback of performance-based compensation if the Board of Directors determines that a senior executive has engaged in fraud or willful misconduct that caused or otherwise contributed to the need for a material restatement of the financial results of Exelis. In such a situation, the Board will review all compensation awarded to or earned by that senior executive on the basis of the financial performance of Exelis during fiscal periods materially affected by the restatement. This would include annual cash incentive and bonus awards and all forms of equity-based compensation. If, in the Board’s view, the compensation related to the financial performance of Exelis would have been lower if it had been based on the restated results, the Board will, to the extent permitted by applicable law, seek recoupment from that senior executive for any portion of such compensation as it deems appropriate after a review of all relevant facts and circumstances.

Going Forward. The Vectrus Compensation Committee will consider and develop a similar policy to provide for clawback of performance-based compensation if the Board of Directors determines that a senior executive has engaged in fraud or willful misconduct. However, the policy may need to be reviewed and updated for consistency with the final rules to be issued by the SEC implementing the clawback provisions set forth in the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Equity Grant Policy—Consideration of Material Non-Public Information

Historically. Exelis typically closes the stock trading window for insiders in advance of, and for a period of time immediately following earnings releases and Board and Committee meetings, because Exelis and insiders may be in possession of material non-public information.

The Exelis Compensation Committee meeting, at which compensation decisions and awards are typically made, usually occurs during a Board meeting period. Therefore, awards may be made at a time when Exelis is in possession of material non-public information. The Exelis Compensation Committee does not consider the possible possession of material non-public information when it determines the number of non-qualified stock options granted, price of options granted or timing of non-qualified stock options granted, number of restricted stock unit awards or TSR awards. Rather, it uses competitive data, individual performance and retention considerations when it grants non-qualified stock options, restricted stock units and TSR awards under the long-term incentive program.

Non-qualified stock option awards and restricted stock unit awards granted to NEOs and restricted stock unit awards with respect to Non-employee Directors are awarded and priced on the same date as the approval date. Exelis may also award restricted stock unit and non-qualified stock options in the case of the promotion of an existing employee or hiring of a new employee. Again, these awards may be made at a time when Exelis is in possession of material non-public information related to the promotion or the hiring of a new employee or other matters. Exelis does not time its release of material non-public information for the purpose of affecting the value of executive compensation, and executive compensation decisions are not timed to the release of material non-public information.

Going Forward. It is expected that the Vectrus Compensation Committee will establish a similar policy with respect to stock trading window periods in advance of, and immediately following, earnings releases and policies for the appropriate treatment of equity grants and material non-public information.

Post-Employment Compensation

•    Exelis Salaried Investment and Savings Plan and Exelis Salaried Retirement Plan

Historically. Some of the salaried employees of Exelis who work in the United States participate in the Exelis Salaried Retirement Plan (the “SRP”), a tax-qualified retirement plan. Under the plan, participants had the option, prior to December 31, 2011 to elect to be covered by either a Traditional Pension Plan (the “TPP”) or a Pension Equity Plan (the “PEP”) formula for future pension accruals. While the TPP formula pays benefits as an annuity on a monthly basis after retirement, the PEP formula enabled participants to elect to have benefits paid as a single sum payment upon employment termination, regardless of the participant’s age. The TPP benefit payable to an employee depends upon the date an employee first became a participant under the SRP.

Effective January 1, 2012 (the “effective date”), the Exelis Compensation Committee adopted and implemented modifications to the Exelis Salaried Investment and Savings Plan (the “ISP”) and the SRP. On that date, all current, eligible U.S. Exelis employees, including the Exelis NEOs and Vectrus NEOs, had a one-time opportunity to choose participation in the ISP or the SRP. Employees who chose the ISP stopped accruing benefits under the SRP on the effective date. Employees who chose the SRP alternative will not receive any further employer matching or base contributions under the ISP, but they may continue to make their own contributions under the ISP. The SRP is described in more detail in the narrative related to Pension Benefits in “—Pension Benefits— Exelis Pension Benefits” and in the 2013 Pension Benefits table. Employees are vested under the SRP after completing 3 years of eligibility service. For those employees who chose the ISP, Exelis will continue to credit the employee’s ISP account each pay period throughout the year with a base contribution, regardless of whether the employee makes individual contributions. Effective January 1, 2012, the new base contribution is based on the following formula:

•	2% of eligible pay if an employee is less than 35 years of age;

•	3% of eligible pay if an employee is at least 35 years of age but less than 45 years of age; and

•	4% of eligible pay if an employee is 45 years of age or older.

In addition, an employee receives a dollar-for-dollar match (100%) on the first 1% of the eligible employee’s salary and bonus that such participant contributes into the ISP and a 50% match on the next 5% of eligible employee’s salary and bonus that such participant contributes into the ISP up to a maximum of eligible pay described above. An employee will be vested immediately in all individual and company contributions under the ISP. Effective January 1, 2012, matching contributions to the ISP were automatically increased to 6% of eligible pay if an employee was saving less than 6% as of the January 1, 2012 or not saving at all. By contributing 6% of eligible pay, an employee received the maximum employer matching contribution.

Federal law limits the amount of compensation that can be used to determine employee and employer contribution amounts ($255,000 in 2013) to the tax-qualified ISP plan. Accordingly, Exelis established and maintains a non-qualified, unfunded Exelis Excess Savings Plan that is discussed in more detail in the narrative to the “2013 Nonqualified Deferred Compensation” table.

Effective January 1, 2012 the PEP was discontinued. Any benefit amount employees have accrued under the PEP will be credited with interest under the PEP formula. The PEP interest rate will be the greater of the 10-year Treasury bond as of December 31 of the prior year or 3.25%. When an employee leaves Exelis, at any age, the employee receives the PEP amount accrued, if vested.

•    Excess Pension Plans

Historically. Exelis employees who elected to participate in the SRP may continue to accrue benefits under the Exelis Excess Pension Plans (the “Excess Pension Plans”). Because Federal law limits the amount of benefits that can be paid and the amount of compensation that can be recognized under tax-qualified retirement plans, Exelis established and maintained non-qualified, unfunded excess pension plans solely to pay retirement benefits that could not be paid from the SRP. Benefits under the Excess Pension Plans are generally paid directly by Exelis. The excess benefit earned under the TPP formula will be paid as an annuity. Since the Excess Pension Plans are an unfunded obligation of Exelis, in the event of a change of control, Excess Pension Plans benefits would be immediately payable, subject to any applicable Section 409A restrictions with respect to form and timing of payments, and would be paid in a single discounted sum. The single-sum payment provision provides executives with the earliest possible access to the funds in the event of a change of control, and avoids leaving unfunded pension payments in the hands of the acquirer. Benefits under the Excess Pension Plan were frozen, as of January 1, 2012, for Exelis employees who did not elect to continue participation in the SRP.

•    Freezing the SRP and Excess Pension Plans

SRP

On May 29, 2013, the Exelis Compensation Committee approved amendments to the SRP, a qualified defined benefit pension plan, effective December 31, 2016, to freeze all benefit accruals for all persons entitled to benefits under the SRP by freezing the accrual of “Benefit Service” and the crediting of “Compensation,” as such terms are defined in the SRP, as of December 31, 2016. As a result, final average pay formulas will not reflect future compensation increases or benefit service after December 31, 2016.

Excess Pension Plans

On May 29, 2013, the Exelis Compensation Committee approved similar amendments to the Excess Pension Plans, each a non-qualified defined benefit pension plan. The amendments will freeze all further benefit accruals under the Excess Pension Plans as of December 31, 2016 for all persons entitled to benefits thereunder. As a result, final average pay formulas in the Excess Pension Plans will not reflect future compensation increases or benefit service after December 31, 2016.

•    Deferred Compensation Plans

Historically. Exelis NEOs are also eligible to participate in the Exelis Deferred Compensation Plan, which is described in more detail in “—Nonqualified Deferred Compensation— Exelis Deferred Compensation Plan.” This plan provides executives an opportunity to defer receipt of between 2% and 90% of any AIP payments they earn. The amount of deferred compensation ultimately received reflects the performance of benchmark investment funds made available under the Deferred Compensation Plan as selected by the executive. Participants in the Deferred Compensation Plan may elect a fund that tracks the performance of Exelis common stock.

Post-Employment Compensation

Going Forward. It is expected that the Vectrus Compensation Committee will adopt competitive post-employment compensation programs. The specific plans and terms of such plans have not yet been determined. Benefits under the SRP and Excess Pension Plans will be frozen as of the date of the spin-off for all participating Vectrus employees. It is anticipated that eligibility service will continue to accrue for all persons entitled to benefits under the SRP and Excess Pension Plans through December 31, 2016.

Severance Plan Arrangements

Historically. Exelis maintains two severance plans for its senior executives — the Senior Executive Severance Pay Plan and the Special Senior Executive Severance Pay Plan. These plans were originally established in 1984 and are regularly reviewed by the Exelis Compensation Committee. They are described in more detail in “—Potential Payments Upon Termination or Change in Control— Potential Post-Employment Compensation.” The severance plans apply to the Exelis key employees as defined by Section 409A of the Code. The Exelis severance plan arrangements are not considered in determining other elements of compensation. In addition, Exelis has adopted the Exelis Severance Policy which provides for severance based on grade level and years of service.

Mr. Hunzeker participates in both the Senior Executive Severance Pay Plan and the Special Senior Executive Severance Pay Plan. Messrs. Klein, Coppock, and Anderson and Ms. Oliver are covered by the Exelis Severance Policy.

Senior Executive Severance Pay Plan. The purpose of this plan is to provide a period of transition for senior executives. Senior executives, who are U.S. citizens or who are employed in the United States, are covered by this plan. The plan generally provides for severance payments if Exelis terminates a senior executive’s employment without cause.

The exceptions to severance payment are:

•	the executive terminates his or her own employment,

•	the executive’s employment is terminated for cause,

•	termination occurs after the executive’s normal retirement date under the Senior Executive Severance Pay Plan, or

•	termination occurs in certain divestiture instances if the executive accepts employment or refuses comparable employment.

No severance is provided for termination for cause because Exelis believes employees terminated for cause should not receive additional compensation. No severance is provided in the case of termination after a normal retirement date because the executive will be eligible for retirement payments under the SRP. No severance is provided where an executive accepts or refuses comparable employment because the executive has the opportunity to receive employment income from another party under comparable circumstances.

Special Senior Executive Severance Pay Plan. The purpose of this plan is to provide compensation in the case of termination of employment in connection with an acceleration event (defined in “—Potential Payments Upon Termination or Change in Control—Change of Control Arrangements”) including a change of control. The plan is structured to encourage executives to act in the best interests of shareholders by providing for certain compensation and retention benefits and payments, including change of control provisions, in the case of an acceleration event. The Special Senior Executive Severance Pay Plan provides two different levels of benefits for covered executives. Based on their position within Exelis each covered executive is designated as either a “Band A” participant or a “Band B” participant. Mr. Hunzeker is the only Vectrus NEO who participates in the Special Senior Executive Severance Pay Plan. He is eligible to receive those benefits available to participants designated as “Band A” participants, which are described herein.

The purposes of the Special Senior Executive Severance Pay Plan provisions are to:

•	provide for continuing cohesive operations as executives evaluate a transaction, which, without change of control protection, could be personally adverse to the executive,

•	keep executives focused on preserving value for shareholders,

•	retain key talent in the face of potential transactions, and

•	aid in attracting talented employees in the competitive marketplace.

The Special Senior Executive Severance Pay Plan provides severance benefits for covered executives, including any Exelis NEO whose employment is terminated by Exelis other than for cause, or where the covered executive terminates his or her employment for good reason within two years after the occurrence of an acceleration event as described below (including a termination due to death or disability) or if during the two-year period following an acceleration event, the covered executive had grounds to resign with good reason or the covered executive’s employment is terminated in contemplation of an acceleration event that ultimately occurs.

With respect to severance pay, the Special Senior Executive Severance Pay Plan provides that a covered executive is entitled to receive the sum of three times (x) the current base salary rate in effect at the time of such covered executive’s termination of employment and (y) the target annual bonus at the time of such covered executive’s termination of employment. More information about the Special Senior Executive Severance Pay Plan is provided in “—Potential Payments upon Termination or Change in Control— Potential Post-Employment Compensation— Special Senior Executive Severance Pay Plan.”

Going Forward. It is expected that the Vectrus Compensation Committee will adopt and implement severance plans similar to the Senior Executive Severance Pay Plan and the Special Senior Executive Severance

Pay Plan and that each of the NEOs will participate in these plans. The specific arrangements and terms of such severance plans or arrangements have not yet been determined.

Change of Control Arrangements

Historically. As described more fully in “—Potential Payments Upon Termination or Change in Control—Change of Control Arrangements,” many of the short-term and long-term incentive plans, severance arrangements and nonqualified deferred compensation plans of Exelis provide additional or accelerated benefits upon a change of control. Generally, these change of control provisions are intended to put the executive in the same position he or she would have been in had the change of control not occurred. Executives then can focus on preserving value for shareholders when evaluating situations that, without change of control provisions, could be personally adverse to the executive.

Going Forward. It is expected that the Vectrus Compensation Committee will provide for similar treatment of short-term and long-term incentive plans, severance arrangements and nonqualified deferred compensation plans upon a change of control. The specific terms of these plans and arrangements have not yet been determined.

Employee Benefits and Perquisites

Historically. Executives, including the NEOs, are eligible to participate in the Exelis broad-based employee benefits program. The program includes either the pension program (if selected prior to January 1, 2012) or an ISP which includes before-tax and after-tax savings features, group medical and dental coverage, group life insurance, group accidental death and dismemberment insurance and other benefit plans. These other benefit plans include short- and long-term disability insurance, long-term care insurance and a flexible spending account plan.

Certain perquisites to the NEOs.

Historically. Exelis provides only those perquisites that it considers to be reasonable and consistent with competitive practice. Perquisites (which are described more fully in “—Tabular Executive Compensation Disclosure—All Other Compensation Table” and the related narrative) available for certain Exelis executives include a car allowance up to $1,300 per month and financial and estate planning. Such perquisites are not tax-protected.

Going Forward. The Vectrus Compensation Committee will review these benefits and perquisites after the spin-off.

Consideration of Tax and Accounting Impacts

Historically. Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that Exelis may deduct in any one year with respect to its Chief Executive Officer and the three other highest-paid NEOs, other than the Chief Financial Officer. There is an exception to the $1,000,000 limitation for performance-based compensation meeting certain requirements. Compensation attributable to awards under the Exelis AIP and long-term incentive program are generally structured to qualify as performance-based compensation under Section 162(m) of the Code.

However, the Exelis Compensation Committee realizes that evaluation of the overall performance of the senior executives cannot be reduced in all cases to a fixed formula. There may be situations in which the prudent use of discretion in determining pay levels is in the best interests of Exelis and its shareholders and, therefore, desirable. In those situations where discretion is used, awards may be structured in ways that will not permit them to qualify as performance-based compensation under Section 162(m) of the Code.

Exelis utilizes a best-net provision in its plans in the event of a change-of-control. Under the “best net” provisions, if payments triggered by a change-of-control would be subject to an excise tax, then the payments either (1) would be reduced by the amount needed to avoid triggering the tax, or (2) would not be reduced, depending on which alternative left the executive in the best after-tax position. Exelis and the Exelis Compensation Committee do not consider other tax implications in designing the Exelis compensation plans, except that such plans are intended to comply with Section 409A of the Code, to the extent applicable.

Going Forward. It is expected that the Vectrus Compensation Committee will establish a similar policy and practice with respect to compliance with Sections 162(m) and 409A, and the best-net provisions of the Code.

Policy Against Hedging, Speculation in Exelis Stock, and Insider Trading

Historically. Exelis has a policy that prohibits employees from taking advantage of, disclosing, or using any confidential information for the purpose of personal gain, including buying, selling, or trading in any Exelis security. The Board of Directors has adopted a parallel policy. These policies include prohibitions against hedging, speculation or other investments where the share owner’s economic interest is disassociated from share ownership. Further, Directors and executives annually receive specific instructions which prohibit engaging in certain trading with respect to equity securities of Exelis including short sales and transactions involving puts, calls, and listed and unlisted options (other than exercises of company granted stock options).

Going Forward. It is expected that the management of Vectrus and the Vectrus Board of Directors will establish similar policies against hedging, speculation in Vectrus stock and insider trading.

Business Risk and Compensation

Historically. In 2013, as in past years, the Exelis Compensation Committee evaluated risk factors associated with its businesses in determining compensation structure and pay practices. The structure of the Exelis Board of Directors and Committees facilitated this evaluation and determination. During 2013, the Non-executive chair of the Board was a member of the Exelis Audit and Compensation Committees. This dual Committee membership provided insight into the business risks of Exelis and afforded the Exelis Compensation Committee access to information necessary to consider the impact of business risks on compensation structure and pay practices. Further, overall enterprise risk was considered and discussed at Board meetings, providing additional important information to the Exelis Compensation Committee. Compensation across the enterprise is structured so that unnecessary or excessive risk-taking behavior is discouraged. Total compensation for senior officers is heavily weighted toward long-term compensation consistent with the Exelis compensation philosophy. This focus on long-term compensation discourages behaviors that encourage short-term risks. The Chief Executive Officer and President attends the Exelis Compensation Committee meetings and the Senior Vice President and Chief Financial Officer attends those portions of the Exelis Compensation Committee meetings at which plan features and design configurations for the annual and long-term incentive plans are considered and approved. The Exelis Compensation Committee determined that the compensation structure did not create risks that would have a material adverse effect on our company. Compensation across the enterprise is structured so that unnecessary or excessive risk-taking behavior is discouraged. Further, total compensation for senior officers is heavily weighted toward long-term compensation consistent with the Exelis compensation philosophy, which is focused on long-term value creation. This long-term weighting discourages behaviors that encourage short-term risks.

The following table summarizes representative Exelis compensation components or policies and relevant risk mitigation factors:

Risk Assessment Across the Enterprise

Exelis Compensation Component or Policy	Risk Mitigation Factor
Salary	Based on market rates. Provides stability and minimizes risk-taking incentives.

Annual Incentive Plan

AIP design emphasizes overall performance and collaboration across the enterprise as well as at the applicable Mission Systems business level.

AIP components focus on metrics that encourage operating performance and earnings per share appreciation.

AIP design is tailored to meet unique business considerations for the Corporate and Mission System business levels.

Individual AIP components and total AIP awards are capped.

Long-Term Incentive Awards

• Restricted Stock Units	Restricted stock units generally vest after three years.

• Stock Options	Stock options vest in one-third cumulative annual installments after the first, second and third anniversary of the grant date.

• Total Shareholder Return Awards	TSR awards are based on three-year relative share price performance and encourage behaviors focused on long-term goals, while discouraging behaviors focused on short-term risks.

Perquisites	Limited perquisites are based on competitive market data. Such perquisites are not tax-protected.

Severance and Pension benefits	Severance and pension benefits are in line with competitive market data.

Clawback Policy	Provides mechanism for senior executive compensation recapture in certain situations involving fraud or willful misconduct.

Officer Share Ownership Guidelines	Exelis officers are required to own Exelis shares or share equivalents up to 5x base salary, depending on the level of the officer (discussed in “Share Ownership Guidelines” under “—Other Considerations and Policies”). Share ownership guidelines align executive and shareholder interests.

Prohibition Against Hedging, Pledging and Speculation in Exelis Securities	Exelis policy prohibits speculative trading in and out of Exelis securities, including prohibitions on hedging, short sales and leverage transactions, such as puts, calls, and listed and unlisted options.

Going Forward. It is expected that the Vectrus Compensation Committee will adopt a compensation philosophy similar to that of Exelis, and that it will be structured and operate similarly so as to discourage unnecessary or excessive risk-taking and promote long-term value creation.

Compensation Committee Interlocks and Insider Participation

There are no Compensation and Personnel Committee interlocks involving any of the projected members of the Compensation and Personnel Committee.

Action Taken in Anticipation of Spin-off

The following are the anticipated compensation arrangements expected in connection with the spin-off for each of the Vectrus NEOs. All of these arrangements are subject to review and approval by the Vectrus Compensation Committee. The Exelis Compensation Committee considered data from the Compensation Consultant in determining initial compensation levels for these executives. The Exelis Compensation Committee determined, in view of individual experience for each of the Vectrus NEOs, that it was appropriate to use the 25th percentile of competitive practice in determining initial compensation levels for these executives effective upon completion of the spin-off. This includes annual base salaries, Target 2015 Long-Term Incentive Awards, which will be an equity-based award, and target awards for the 2014 Annual Incentive Plan that will be paid in 2015. With respect to each of these elements, compensation levels within approximately 10% above or below the market dollar value are considered by the Compensation Consultant and the Exelis Compensation Committee to be within the competitive market range. The Exelis Compensation Committee reviewed the compensation of the executives below and determined that compensation actions that will be taken in 2014, before the spin-off, would begin to move individual compensation amounts toward the 25th percentile of market. At the time of the spin-off, total compensation levels for Mr. Hunzeker, Mr. Klein, Ms. Oliver and Mr. Anderson will be at 101%, 100%, 117%, and 97% of the 25th percentile, respectively. Mr. Coppock’s pay was set based on internal equity with the other NEOs at Vectrus. While the 25th percentile is our target for these executives at the time of the spin-off, the table below compares anticipated compensation at the time of the spin-off with the market median.

Named Executive Officer	Annual Base Salary Effective Upon Spin-Off ($)	Annual Base Salary Effective Upon Spin-Off as Percentage of Market Median Dollar Value	Target 2014 Annual Incentive Award (%) of Base Salary	Target 2014 Annual Incentive Award as Percentage of Market Median Dollar Value	2015 Long- Term Incentive Award ($)	2014 Long- Term Incentive Award as Percentage of Market Median Dollar Value	Anticipated Total Compensation as Percentage of Market Median Range
Kenneth W. Hunzeker	600,000	76%	100%	75%	900,000	78%	76%
Matthew M. Klein	325,000	73%	65%	67%	410,000	61%	66%
Janet L. Oliver	280,000	80%	50%	67%	200,000	96%	81%
Kelvin R. Coppock (1)	270,000		50%		200,000
Charles A. Anderson	280,000	83%	50%	72%	200,000	63%	73%

(1)	For Mr. Coppock, as there was no direct market benchmark for his position, his pay was set based on internal equity with the other NEOs at Vectrus.

It is also anticipated that Founders’ Grants will be awarded to each of the NEOs and to other employees in positions deemed critical to the establishment and success of Vectrus. The Founders’ Grants are a special one-time award intended to closely align the economic interests of the recipients with the Vectrus shareholders. Based upon discussions with the Compensation Consultant, the Exelis Compensation Committee decided to set the Founders’ Grant award amounts at 1.5 times each NEO’s Target 2015 Long-Term Incentive Award because the Exelis Compensation Committee determined that this amount would appropriately align the NEOs economic interests with the Vectrus shareholders while providing an appropriate retention incentive. It is anticipated that the Founders’ Grants will be comprised of the following: one-half of the Founders’ Grant award will be in restricted stock units and one-half will be in non-qualified stock options, which combined awards will have a grant date fair value equal to the dollar value of the Founders’ Grant. It is anticipated that the restricted stock units and option awards will vest ratably over three years.

Additionally, Transaction Success Incentive Awards will be awarded to Messrs. Klein, Coppock and Anderson and Ms. Oliver. Transaction Success Incentive Awards are cash awards intended to provide an incentive to the recipient in recognition of the additional work and responsibilities required and to facilitate successful completion of the transaction. Target Transaction Success Incentive Awards are expected to be payable on a date to be determined following the spin-off and are expected to include consideration of the following factors in determining the actual payout of the award: timely completion of the spin-off and retention of key employees. Based upon discussions with the Compensation Consultant, the Exelis Compensation Committee decided to set the Transaction Success Incentive Award amounts at approximately 50% of each NEO’s March 2014 base salary because the Exelis Compensation Committee determined that this amount would appropriately reward the NEOs for the successful completion of their additional responsibilities in connection with the spin-off.

These anticipated awards were assessed independently by the Exelis Compensation Committee as one-time awards in recognition of the significant responsibilities undertaken by the NEOs to execute the spin-off transaction and in recognition of the leadership demonstrated by the NEOs throughout the transaction, which will be key to the success of the new organization. The Founders’ Grants and Transaction Success Incentive Awards were not considered in setting the other elements of compensation we expect to pay to the NEOs for their service as NEOs of the new organization as described above. The Founders’ Grants will be awarded to the NEOs and to other Vectrus key leadership employees who are critical to the establishment and success of the new company. The Founders’ Grant awards will be granted by the Vectrus Compensation Committee following the completion of the transaction. Any value realized with respect to stock options and any increased value associated with the restricted stock unit awards will depend on the performance of Vectrus in the years following the spin-off.

The Transaction Success Incentive Awards for Messrs. Klein, Coppock and Anderson and for Ms. Oliver were set at 50% of each NEOs March 2014 base salary because the Exelis Compensation Committee determined that this level of incentive would appropriately recognize the NEOs for the successful completion of their additional responsibilities in connection with the spin-off. Each of these NEOs is expected to carry on their current management roles within Exelis Systems related to their financial, operations, business development and program management responsibilities key to the continuing successful performance of the business, as well as provide the critical strategic direction and leadership in connection with the spin-off. The Exelis Compensation Committee did not award Mr. Hunzeker a Transaction Success Incentive Award in consideration of the amount of his Founders’ Grant award.

The table below provides the expected amounts of Founders’ Grants and Transaction Success Incentive Awards to be paid to each of our NEOs:

Named Executive Officer	Founders’ Grant	Transaction Success Incentive Award
Kenneth W. Hunzeker	$1,350,000	$—
Matthew M. Klein	$615,000	$137,500
Janet L. Oliver	$300,000	$137,500
Kelvin R. Coppock	$300,000	$130,000
Charles A. Anderson	$300,000	$117,500

See “Certain Relationships and Related Party Transactions—Agreements with Exelis Related to the Spin-Off—Employee Matters Agreement” for a description of the terms of the Employee Matters Agreement, including the treatment of outstanding Exelis equity awards.

TABULAR EXECUTIVE COMPENSATION DISCLOSURE

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non- Equity Incentive Plan Compensation ($) (g)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Kenneth W. Hunzeker, Chief Executive Officer and President	2013	370,635	—	299,996	200,000	311,000	—	143,838	1,325,469
Matthew M. Klein, Senior Vice President and Chief Financial Officer	2013	224,454	—	77,996	52,000	107,500	—	21,300	483,250
Janet L. Oliver, Senior Vice President, Business Development	2013	267,859	150,000	95,995	64,001	116,100	56,998	603	751,556
Kelvin R. Coppock, Senior Vice President, Contracts	2013	330,400	—	77,996	52,000	109,500	89,307	1,588	660,791
Charles A. Anderson, Senior Vice President, Programs	2013	215,949	—	70,004	—	117,700	—	35,001	438,654

(d)	Ms. Oliver received a bonus for year 2013 under the Janet Oliver Letter Agreements described under “—Individual Compensation Arrangements”.
(e)	Amounts in the Stock Awards column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for TSR awards and restricted stock unit awards for all NEOs, except that the amount for Mr. Anderson represents restricted stock unit awards only. The grant date fair value of TSR units are expressed as target cash payout for the period from January 1, 2013 through December 31, 2015 based on the performance of Exelis relative to the performance of companies comprising the S&P 1500 Aerospace/Defense Index and our concentrated group of peer companies. Based on the performance of Exelis, payment can range from 0% to 200% of the target value. The TSR plan is considered a liability plan under the provisions of FASB ASC Topic 718. The grant date fair value of restricted stock units is calculated based on Exelis stock price at the close of the grant date.
(f)	Amounts in the Option Awards column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of non-qualified stock option awards in the year of grant based on a value of $1.93 per share. The fair value of $1.93 per share was calculated under the Black-Scholes model based on the following assumptions: dividend yield of 3.72% (based on the announced dividend as of the grant date annualized and divided by the grant date stock price), expected volatility of 27.0% (based on daily average volatility of our peer group companies over seven years), expected life of seven years (represents the estimated period of time until exercise and is based on the vesting period of the award and the estimated exercise patterns of employees) and risk-free rate of 1.40% (based on the United States Treasury stripped coupon rates with maturities corresponding to the expected term of seven years measured as of the grant date).
(g)	Amounts in the Non-Equity Incentive Plan Compensation column represent AIP awards for year 2013, which to the extent not deferred by an executive, were paid out in February 2014.
(h)	No NEO received preferential or above-market earnings on deferred compensation. The change in the present value in accrued pension benefits was determined by measuring the present value of the accrued benefit at the respective dates using a discount rate of 4.10% at December 31, 2012, and 4.70% at December 31, 2013 and based on the assumption that retirement occurs at the normal retirement date. Exelis will retain the SRP. In accordance with the SEC’s disclosure rules, no change is reflected in the table for Messrs. Hunzeker, Klein, and Anderson because the actuarial present value of their accumulated pension benefit declined by $ (26,412),$(25,506) and $(130) respectively during fiscal 2013 due to a change in the applicable discount rate. Because their pension benefits were frozen as of December 31, 2011, the effect of this change in discount rate was not offset by increases in accrued benefits as is the case for the other named executive officers. The terms of pension arrangements are summarized under “—Pension Benefits” below.
(i)	Amounts in this column for 2013 represent items specified in the table below.

All Other Compensation Table

Name	Financial Counseling ($) (a)	Auto Allowances ($) (b)	Relocation ($) (c)	Total Perquisites ($)	Excess Savings Plan Contributions ($) (d)	401(K) Match and Base ($) (e)	Other ($) (f)	Total All Other Compensation ($)
Kenneth W. Hunzeker	600	15,600	81,600	97,800	26,680	16,840	2,518	143,838
Matthew M. Klein	—	—	—	—	8,036	13,054	210	21,300
Janet L. Oliver	—	—	—	—	—	—	603	603
Kelvin R. Coppock	—	—	—	—	—	—	1,588	1,588
Charles A. Anderson	—	—	9,244	9,244	5,786	19,125	846	35,001

(a)	Amounts represent financial counseling and tax service fees paid during 2013 for Mr. Hunzeker. Financial counseling and tax service fees reflect fees for invoices submitted during the calendar year.
(b)	Auto allowances are provided to a range of executives including Mr. Hunzeker. The remaining NEOs did not receive an auto allowance.
(c)	Messrs. Hunzeker and Anderson received relocation assistance related to each NEO’s move to the Mission Systems business headquarters in Colorado Springs, Colorado.
(d)	Exelis contributions to the Exelis Excess Savings Plan are unfunded and earnings accrue at the same rate as the Stable Value Fund available to participants in the Exelis Salaried Investment and Savings Plan.
(e)	Amounts represent the aggregate of the match and base contributions of Exelis to the participant’s Exelis Salaried Investment and Savings Plan account.
(f)	Amounts include taxable group term-life insurance premiums attributable to each NEO.

GRANTS OF PLAN-BASED AWARDS

The following table provides information about 2013 equity and non-equity awards for the NEOs. The table includes the grant date for equity-based awards, the estimated future payouts under non-equity incentive plan awards and estimated future payouts under 2013 equity incentive plan awards (which consist of the TSR target award granted in 2013 for the 2013-2015 performance period (each unit equals $1)). Also provided is the number of shares underlying all other stock awards, consisting of restricted stock unit and non-qualified stock option awards. The table also provides the exercise price of the non-qualified stock option awards, reflecting the closing price of Exelis stock on the grant date and the grant date fair value of each equity award computed under FASB ASC Topic 718. The compensation plans under which the grants in the following table were made are described in the Compensation Discussion and Analysis and include the AIP, TSR, restricted stock unit awards, and non-qualified stock options awards.

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non- Equity Incentive Plan			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l)
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)
Kenneth W. Hunzeker	—	121,875	243,750	487,500	—	—	—	—	—	—	—
	08-Mar-2013	—	—	—	75,000	150,000	300,000	—	—	—	150,000
	08-Mar-2013	—	—	—	—	—	—	13,501	—	—	150,000
	08-Mar-2013	—	—	—	—	—	—	—	103,627	11.11	200,000

Matthew M. Klein	—	39,463	78,925	157,852	—	—	—	—	—	—	—
	08-Mar-2013	—	—	—	19,500	39,000	78,000	—	—	—	39,000
	08-Mar-2013	—	—	—	—	—	—	3,510	—	—	39,000
	08-Mar-2013	—	—	—	—	—	—		26,943	11.11	52,000

Janet L. Oliver	—	51,129	102,258	204,516	—	—	—	—	—	—	—
	08-Mar-2013	—	—	—	24,000	48,000	96,000	—	—	—	48,000
	08-Mar-2013	—	—	—	—	—	—	4,320	—	—	48,000
	08-Mar-2013	—	—	—	—	—	—	—	33,161	11.11	64,000

Kelvin R. Coppock	—	48,222	96,444	192,888	—	—	—	—	—	—	—
	08-Mar-2013	—	—	—	19,500	39,000	78,000	—	—	—	39,000
	08-Mar-2013	—	—	—	—	—	—	3,510	—	—	39,000
	08-Mar-2013	—	—	—	—	—	—	—	26,943	11.11	52,000

Charles A. Anderson	—	34,560	69,120	138,240	—	—	—	—	—	—	—
	08-Mar-2013	—	—	—	—	—	—	6,301	—	—	70,000

(c)(d)(e)	Amounts reflect the threshold, target and maximum payment levels, respectively, if an award payout is achieved under Exelis AIP described above in “—Compensation Discussion and Analysis—Overview of the Exelis AIP”). These potential payments are based on achievement of specific performance metrics and are completely at risk. The target award is computed based upon the applicable range of net estimated payments denominated in dollars where the target award is equal to 100% of the award potential, the threshold is equal to 50% of target and the maximum is equal to 200% of target.
(f)(g)(h)	Amounts reflect the threshold, target and maximum payment levels, if an award payout is achieved, under Exelis TSR Plan for the 2013-2015 performance period described under “Compensation Discussion and Analysis—TSR Award Component”. Each unit under the TSR Plan equals $1. Payments, if any, under the TSR Plan are paid in cash following the end of the performance period. The performance period for awards under the TSR Plan of Exelis, reflected in the Estimated Future Payouts Under Equity Incentive Plan Awards column, for the 2013-2015 performance period is January 1, 2013-December 31, 2015.
(i)	Amounts reflect the number of restricted stock units granted in 2013 to the NEOs. The number of shares underlying restricted stock unit awards was determined using the closing price of Exelis common stock price on the grant date of March 8, 2013. Restricted stock unit grants to NEOs generally vest in full at the end of the three-year restriction period following the grant date.
(j)	Amounts reflect the number of non-qualified stock options granted in 2013 to the NEOs. The number of non-qualified stock options was determined by the Black Scholes value on the grant date of March 8, 2013.

(k)	The option exercise price for non-qualified stock options granted in 2013 was the closing price of Exelis common stock on March 8, 2013, the date the non-qualified stock options were granted.
(l)	Amounts in this column represent the grant date fair value computed in accordance with FASB ASC Topic 718 for TSR target awards, restricted stock unit awards and non-qualified stock option awards granted to the NEOs in 2013.

Individual Compensation Arrangements

Janet Oliver Letter Agreements

Ms. Oliver entered into agreements with ITT Corporation on April 26, 2011 which were amended on January 31, 2012, to substitute Exelis for ITT Corporation following the Exelis spin-off and provided for certain incentives to be paid to Ms. Oliver in exchange for the execution of a Non-Competition and Non-Solicitation Agreement. These agreements are collectively referred to as the “Janet Oliver Letter Agreements” and are filed as exhibits to the Registration Statement on Form 10 of which this information statement is a part. It is expected that, going forward, Vectrus will assume and agree to perform any remaining special compensation incentives set forth in the Janet Oliver Letter Agreements.

Term: The Janet Oliver Letter Agreements provide incentives for Ms. Oliver to remain with Exelis through at least March 31, 2015.

Incentives: We agreed to make three separate incentive payments beyond the awards for which Ms. Oliver might otherwise qualify under the Annual Incentive Plan. Specifically, we agreed to increase by $150,000 any bonus awarded and paid to Ms. Oliver in each of March 2012, 2013 and 2014. In the event Ms. Oliver voluntarily terminates her employment with us or is terminated for cause (as defined in the Non-Competition and Non-Solicitation agreements which are part of the Janet Oliver Letter Agreements), Ms. Oliver forfeits any and all claims to any payments not made prior to the date of such termination.

Amendment: As described above, the Janet Oliver Letter Agreements were amended effective January 31, 2012 to substitute Exelis for ITT Corporation to reflect the Exelis spin-off. Further, Ms. Oliver is not precluded from working for businesses deemed to be in competition with the business of the Mission Systems business, if and only if a portion of the Mission Systems business is sold directly to such business. No other terms of the Janet Oliver Letter Agreements were amended.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table reflects the outstanding equity awards held by Vectrus NEOs on December 31, 2013.

	Option Awards					Stock Awards
Name (a)	Grant Date (1)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2, 3) (h)
Kenneth W. Hunzeker	—	—	—	—	—	55,703	1,061,699
	03-Mar-11	—	8,519	13.07	03-Mar-21	—	—
	18-Apr-11	—	3,404	13.11	18-Apr-21	—	—
	07-Nov-11	—	45,573	10.95	07-Nov-21	—	—
	06-Mar-12	—	47,619	11.19	06-Mar-22	—	—
	08-Mar-13	—	103,627	11.11	08-Mar-23	—	—

Matthew M. Klein	—	—	—	—	—	—	186,864
	06-Mar-12	5,443	10,884	11.19	06-Mar-22	—	—
	08-Mar-13	—	26,943	11.11	08-Mar-23	—	—

Janet L. Oliver	—	—	—	—	—	—	213,777
	05-Mar-10	—	—	12.12	05-Mar-20	—	—
	03-Mar-11	—	4,260	13.07	03-Mar-21	—	—
	06-Mar-12	—	19,047	11.19	06-Mar-22	—	—
	08-Mar-13	—	33,161	11.11	08-Mar-23	—	—

Kelvin R. Coppock	—	—	—	—	—	10,554	201,159
	06-Mar-12	—	10,884	11.19	06-Mar-22	—	—
	08-Mar-13	—	26,943	11.11	08-Mar-23	—	—

Charles A. Anderson	—	—	—	—	—	10,769	205,257

(1)	The award dates presented in this column prior to October 31, 2011 represent the date the awards were granted (a) by ITT Corporation for awards prior to the Exelis Spin-Off and (b) by Exelis for all other awards. Though the awards prior to the Exelis Spin-Off were converted to Exelis equity, the vesting dates remained the same.
(2)	For Mr. Hunzeker and Ms. Oliver, 6,286 shares and 4,260 shares, respectively, vested on March 3, 2014.
(3)	Reflects the closing stock price of Exelis of $19.06 on December 31, 2013.

Option Vesting Schedule

Generally, options vest in one-third installments on each of the first, second and third anniversary of the grant date.

Name	Grant Date	Vesting Schedule (#s)
		2014	2015	2016
Kenneth W. Hunzeker	03-Mar-11	8,519	—	—
	18-Apr-11	3,404	—	—
	07-Nov-11	45,573	—	—
	06-Mar-12	23,810	23,809	—
	08-Mar-13	34,543	34,542	34,542

Matthew M. Klein	06-Mar-12	5,442	5,442	—
	08-Mar-13	8,981	8,981	8,981

Janet L. Oliver	03-Mar-11	4,260	—	—
	06-Mar-12	9,524	9,523	—
	08-Mar-13	11,054	11,054	11,053

Kelvin R. Coppock	06-Mar-12	5,442	5,442	—
	08-Mar-13	8,981	8,981	8,981

Charles A. Anderson	—	—	—	—

Stock Vesting Schedule

Restricted stock units granted through 2013 cliff vest on the third anniversary of the grant date.

Name	Grant Date	Vesting Schedule (#s)
		2014	2015	2016
Kenneth W. Hunzeker	03-Mar-11	6,286	—	—
	18-Apr-11	2,560	—	—
	07-Nov-11	23,973	—	—
	06-Mar-12	—	9,383	—
	08-Mar-13	—	—	13,501

Matthew M. Klein	03-Mar-11	4,149	—	—
	06-Mar-12	—	2,145	—
	08-Mar-13	—	—	3,510

Janet L. Oliver	03-Mar-11	3,143	—	—
	06-Mar-12	—	3,753	—
	08-Mar-13	—	—	4,320

Kelvin R. Coppock	03-Mar-11	4,899	—	—
	06-Mar-12	—	2,145	—
	08-Mar-13	—	—	3,510

Charles A. Anderson	06-Mar-12	—	4,468	—
	08-Mar-13	—	—	6,301

The following table represents the vesting schedule of outstanding 2012 and 2013 TSR awards on December 31, 2014 and 2015, respectively, with each TSR unit reflecting $1 of value.

Name	Approval Date(1)	Target Award in Units (#)(2)	Vesting Schedule
			2014	2015
Kenneth W. Hunzeker	2012	105,000	105,000	—
	2013	150,000	—	150,000

Matthew M. Klein	2012	24,000	24,000	—
	2013	39,000	—	39,000

Janet L. Oliver	2012	42,000	42,000	—
	2013	48,000	—	48,000

Kelvin R. Coppock	2012	24,000	24,000	—
	2013	39,000	—	39,000

Charles A. Anderson	—	—	—	—

(1)	For purposes of the TSR, the grant date is January 1, the first day of the performance period for the year in which the award is approved.
(2)	Awards are typically expressed as target cash awards and payment, if any, is in cash following the end of the performance cycle.

OPTION EXERCISES AND STOCK VESTED

The following table shows stock options exercised and stock awards vested in 2013.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting(1) ($) (e)
Kenneth W. Hunzeker(2)	138,810	980,290	3,454	104,798
Matthew M. Klein	—	—	—	—
Janet L. Oliver(3)	20,449	136,513	4,666	85,167
Kelvin R. Coppock	5,443	39,755	3,707	42,113
Charles A. Anderson	—	—	—	—

(1)	Reflects aggregate dollar value upon vesting of restricted stock.
(2)	5,494 shares vested on December 31, 2013 and Mr. Hunzeker acquired 3,454 shares on vesting. The vested shares were delivered in January 2014. Restricted stock units were awarded as a replacement for the 2011 ITT TSR. The vesting date is December 31, 2013, the end of the measurement period for the 2011 ITT TSR.
(3)	In addition to other shares acquired on vesting during 2013, 2,750 shares vested on December 31, 2013 and Ms. Oliver acquired 1,724 shares on vesting. The shares that vested on December 31, 2013 were delivered in January 2014. Restricted stock units were awarded as a replacement for the 2011 ITT TSR. The vesting date is December 31, 2013, the end of the measurement period for the 2011 ITT TSR.

PENSION BENEFITS

Exelis Pension Benefits

Exelis Salaried Retirement Plan: As discussed under “Other Considerations and Policies—Post-Employment Compensation”, under the Salaried Retirement Plan (“SRP”), participants had the option, through December 31, 2011, to elect to be covered under either the Traditional Pension (“TPP”) or the Pension Equity Plan (“PEP”) formula for future pension accruals. Effective January 1, 2012, the PEP was discontinued. Also, the Exelis Compensation Committee adopted and implemented modifications to the SRP effective January 1, 2012. All current U.S. Exelis employees, including the NEOs, had a one-time opportunity to choose participation in the ISP or SRP. Employees who chose the Investment Savings Plan (“ISP”) stopped accruing benefits under the SRP on January 1, 2012.

The SRP is a funded and tax-qualified retirement program. The plan is described in detail below.

All of the NEOs participate only in the TPP formula of the Exelis SRP.

Under the TPP, a participant first employed prior to January 1, 2000 would receive an annual pension that would be the total of:

•	2% of his or her “average final compensation” (as described below) for each of the first 25 years of benefit service, plus

•	1 1⁄2% of his or her average final compensation for each of the next 15 years of benefit service up to a combined maximum of 40 years benefit service, reduced by

•	1 1⁄4% of his or her primary Social Security benefit multiplied by the number of years of benefit service up to a maximum of 40 years.

A participant first employed on or after January 1, 2000, under the TPP would receive an annual pension that would equal:

•	1 1⁄2% of his or her average final compensation (as defined below) for each year of benefit service up to 40 years, reduced by

•	1 1⁄4% of his or her primary Social Security benefit multiplied by the number of years of benefit service up to a maximum of 40 years.

For a participant first employed prior to January 1, 2005, average final compensation (including salary and approved bonus or AIP payments) is the total of:

•	the participant’s average annual base salary for the five calendar years of the last 120 consecutive calendar months of eligibility service that would result in the highest average annual base salary amount, plus

•	the participant’s average annual pension eligible compensation, not including base salary, for the five calendar years of the participant’s last 120 consecutive calendar months of eligibility service that would result in the highest average annual compensation amount.

For a participant first employed on or after January 1, 2005, average final compensation is the average of the participant’s total pension eligible compensation (salary, bonus and annual incentive payments for NEOs and other exempt salaried employees) over the highest five consecutive calendar years of the participant’s final 120 months of eligibility service.

Under the TPP, Standard Early Retirement is available to employees at least 55 years of age with 10 years of eligibility service. For participants first employed prior to January 1, 2000, Special Early Retirement is available to employees at least age 55 with 15 years of eligibility service or at least age 50 whose age plus total eligibility service equals at least 80. For Standard Early Retirement, if payments begin before age 65, payments from anticipated payments at the normal retirement age of 65 (the “Normal Retirement Age”) are reduced by 1/4 of 1% for each month that payments commence prior to the Normal Retirement Age. For Special Early Retirement, if payments begin between ages 60-64, benefits will be payable at 100%. If payments begin prior to age 60, they are reduced by 5/12 of 1% for each month that payments start before age 60 but not more than 25%.

For participants first employed from January 1, 2000 through December 31, 2004, under the TPP, Standard Early Retirement is available as described above. Special Early Retirement is also available to employees who have attained at least age 55 with 15 years of eligibility service (but not earlier than age 55). For Special Early Retirement, the benefit payable at or after age 62 would be at 100%; if payments commence prior to age 62 they would be reduced by 5/12 of 1% for each of the first 48 months prior to age 62 and by an additional 4/12 of 1% for each of the next 12 months and by an additional 3/12 of 1% for each month prior to age 57.

For participants first employed on or after January 1, 2005, and who retire before age 65, benefits may commence at or after age 55 but they would be reduced by 5/9 of 1% for each of the first 60 months prior to age 65 and an additional 5/18 of 1% for each month prior to age 60.

Under the PEP, offered to all employees as of January 1, 2000, a single sum payment was available when an employee terminated employment regardless of age or the employee may elect to receive the benefit in monthly installments. Employees had an opportunity to choose the PEP formula when they were first hired or during the open enrollment period. Prior to January 1, 2012, employees could switch their pension plan formula annually; the last election on file continued absent any changes. The PEP single sum benefit was determined using the following percentages for each year the PEP formula was in effect multiplied by the employee’s final average pay: under age 30—3% for each year, between 30 and 39 years of age—4% for each year, between 40 and 49 years of age—5% for each year, and 6% for age 50 and over.

When an employee leaves Exelis, their total SRP benefit will be determined by the benefit earned under the TPP formula plus the PEP formula for the periods elected under each formula.

For employees who elected to participate in the ISP rather than the SRP, as of January 1, 2012, their benefits will be determined by the benefit earned under the TPP formula plus the PEP formula for the periods elected under each formula as of January 1, 2012. For those participants, the final average pay used under the TPP and PEP formula was frozen as of January 1, 2012 and any PEP formula will accrue interest at the 10-year Treasury rate as of the prior December 31, but rate shall not be less than 3.25%.

The accumulated benefit an employee earns over his or her career with Exelis is payable on a monthly basis starting after retirement. Pensions may be reduced if retirement starts before age 65. Possible pension reductions are described above.

Benefits under the SRP are subject to the limitations imposed under Sections 415 and 401(a) (17) of the Code in effect as of December 31, 2013. Section 415 limits the amount of annual pension payable from a qualified plan. For 2013, this limit is $205,000 per year for a single-life annuity payable at an IRS-prescribed retirement age. This ceiling may be actuarially adjusted in accordance with IRS rules for items such as employee contributions, other forms of distribution and different annuity starting dates. Section 401(a) (17) limits the amount of compensation that may be recognized in the determination of a benefit under a qualified plan. For 2013, this limit is $255,000.

Excess Pension Plans: Since Federal law limits the amount of benefits paid under and the amount of compensation recognized under tax-qualified retirement plans, Exelis maintains the unfunded Excess Pension Plans, which are not qualified for tax purposes. The purpose of the Excess Pension Plans is to restore benefits calculated under the SRP formula that cannot be paid because of the IRS limitations noted above. Exelis has not granted any extra years of benefit service to any employee under either the SRP or the Excess Pension Plans. In the event of a change of control, certain extra years of service may be allowed in accordance with the terms of the Special Senior Executive Severance Pay Plan which is described in “Primary Compensation Components—Special Senior Executive Severance Pay Plan.”

In the event of a change of control, any Excess Pension Plans benefits would be immediately payable, subject to any applicable Section 409A restrictions with respect to form and timing of payments, and would be paid in a single discounted sum. Amendments to the Excess Pension Plans related to Section 409A compliance, while not modifying the previously disclosed definition of change in control in the Excess Pension Plans, provide that payouts of pension amounts earned since January 1, 2005 require a change in control involving an acceleration event of 30% or more of Exelis outstanding stock.

Freezing of the SRP

On May 29, 2013, the Exelis Compensation Committee approved amendments to the SRP, a qualified defined benefit pension plan, effective December 31, 2016, to freeze all benefit accruals for all persons entitled to benefits under the Pension Plan by freezing the accrual of “Benefit Service” and the crediting of “Compensation,” as such terms are defined in the SRP, as of December 31, 2016. As a result, final average pay formulas will not reflect future compensation increases or benefit service after December 31, 2016.

Freezing of the Excess Pension Plans

On May 29, 2013, the Exelis Compensation Committee approved similar amendments to the Excess Pension Plans, which include the Exelis Excess Pension Plan IA, Exelis Excess Pension Plan IB, Exelis Excess Pension Plan IIA and Exelis Excess Pension Plan IIB, each a non-qualified defined benefit pension plan. The amendments will freeze all further benefit accruals under the Excess Plans as of December 31, 2016 for all persons entitled to benefits thereunder. As a result, final average pay formulas in the Excess Pension Plans will not reflect future compensation increases or benefit service after December 31, 2016. Messrs. Hunzeker and Coppock and Ms. Oliver participate in the Excess Pension Plans. Mr. Hunzeker’s final average pay for his Exelis Pension Plans was frozen as of December 31, 2011 as he elected to participate in the ISP.

The 2013 Pension Benefits table provides information on the pension benefits for the Vectrus NEOs. At the present time, all of the NEOs listed in the summary compensation table under “—Tabular Executive Compensation Disclosure” have elected to accrue benefits under the TPP formula. Messrs. Hunzeker and Anderson and Ms. Oliver participate in the post-2005 TPP formula. Mr. Coppock participates under the terms of the plan in effect for employees hired on or after January 1, 2000. Mr. Klein participates under the terms of the plan in effect for employees hired prior to January 1, 2000. Benefits for Messrs. Hunzeker, Klein and Anderson were frozen as of December 31, 2011 when each elected to participate in the ISP.

Going Forward. It is expected that the Vectrus Compensation Committee will adopt competitive post-employment compensation programs. The specific plans and terms of such plans have not yet been determined. Benefits under the SRP and Excess Pension Plans will be frozen as of the date of the spin-off for all participating Vectrus employees. It is anticipated that Exelis may recognize future employment with Vectrus for eligibility purposes until December 31, 2016.

Pension Benefits

No pension benefits were paid to any of the named executive officers in the last fiscal year.

Name (a)	Plan Name (b)	Number of Years Credited Service (c) (#)	Present Value of Accumulated Benefit at Normal Retirement (d) (1) (2) ($)	Present Value of Accumulated Benefit at Earliest Date for Unreduced Benefit (d) (3) (4) ($)	Payments During Last Fiscal Year (e) ($)
Kenneth W. Hunzeker	Exelis Salaried Retirement Plan Exelis Excess Pension Plan	1.32 1.32	42,708 23,766	42,708 23,766	— —

Matthew M. Klein	Exelis Salaried Retirement Plan	15.5	179,766	179,766	—

Janet L. Oliver	Exelis Salaried Retirement Plan Exelis Excess Pension Plan	4.13 4.13	105,376 92,976	105,376 92,976	— —

Kelvin R. Coppock	Exelis Salaried Retirement Plan Exelis Excess Pension Plan	9.13 9.13	297,775 160,346	378,289 203,701	— —

Charles A. Anderson	Exelis Salaried Retirement Plan	0.15	2,286	2,286	—

(1)	Assumptions used to determine present value as of December 31, 2013 are as follows:

Measurement date: December 31, 2013; Discount Rate: 4.7%; Mortality (pre-commencement): None; Mortality (post-commencement): IRS 2013 Static Mortality Table; Termination of Employment: Age 65 for all participants; Present value is based on the single life annuity payable beginning on the first day of the month at normal retirement age 65 (first column (d)) or the earliest time at which a participant may retire under the plan without any benefit reduction due to age. The six-month delay under the Pension Plan for “specified employees” as required under Section 409A of the Code was disregarded for this purpose. All results shown are estimates only; actual benefits will be based on precise credited service and compensation history, which will be determined at termination of employment. The row of the column titled Change in Pension Plan Value & Nonqualified Deferred Compensation Earnings in the summary compensation table under “—Tabular Executive Compensation Disclosure” quantifies the change in the present value of the Pension Plan benefit from December 31, 2012 to December 31, 2013. To determine the present value of the plan benefit as of December 31, 2013, the same assumptions that are described above to determine present value as of December 31, 2012 were used, except a 4.7% interest rate was used to determine the present value, as compared to a 4.1% interest rate as of December 31, 2012.

(2)	The accumulated benefit is based on service and earnings (base salary and bonus and/or AIP payment) considered by the plans for the period through December 31, 2013, and represents the actuarial present value under ASC Topic 715 of pension earned to date and payable at the assumed normal retirement age for the named executive officers as defined under each plan. Exelis has retained the SRP.
(3)	The amounts represent the actuarial present value of the accumulated benefit at December 31, 2013, for the named executive officers under each plan based upon actuarial factors and assumptions as described in (1) above, where the retirement age is assumed to be the earliest age at which the individual can receive undiscounted early retirement benefits.
(4)	This column is not required, but it is being added to supplement the understanding of the information in the table.

NONQUALIFIED DEFERRED COMPENSATION

Exelis Deferred Compensation Plan

Exelis Deferred Compensation Plan. The Exelis Deferred Compensation Plan is a tax deferral plan. The Exelis Deferred Compensation Plan permits eligible executives with a base salary of at least $200,000 to defer between 2% and 90% of their AIP payment. The AIP amount deferred is included in the summary compensation table under “—Tabular Executive Compensation Disclosure” under the column “Non-Equity Incentive Plan Compensation.” Withdrawals under the plan are available on payment dates elected by participants at the time of the deferral election. The withdrawal election is irrevocable except in cases of demonstrated hardship due to an unforeseeable emergency as provided by the Exelis Deferred Compensation Plan. Amounts deferred will be unsecured general obligations of Exelis to pay the deferred compensation in the future and will rank with other unsecured and unsubordinated indebtedness of Exelis.

Participants can elect to have their account balances allocated into one or more of the 25 phantom investment funds (including a phantom Exelis stock fund) and can change their investment allocations on a daily basis. All plan accounts are maintained on the accounts of Exelis and investment earnings are credited to a participant’s account (and charged to corporate earnings) to mirror the investment returns achieved by the investment funds chosen by that participant.

A participant can establish up to six “accounts” into which AIP payment deferrals are credited and he or she can elect a different form of payment and a different payment commencement date for each “account.” One account may be selected based on a termination date (the “Termination Account”) and five accounts are based on employee-specified dates (each a “Special Purpose Account”). Each Special Purpose and Termination Account may have different investment and payment options. Termination Accounts will be paid in the seventh month following the last day worked. Changes to Special Purpose Account distribution elections must be made at least 12 months before any existing benefit payment date, may not take effect for at least 12 months, and must postpone the existing benefit payment date by at least five years. Additionally, Termination Account distribution elections are irrevocable.

Exelis Excess Savings Plan: Exelis adopted a supplemental retirement savings plan, the Exelis Excess Savings Plan, to provide our key employees with an opportunity to earn retirement savings benefits in excess of the retirement benefits they may contribute under our tax-qualified retirement savings plan. (Federal law limits the amount of compensation that can be used to determine employee and employer contribution amounts ($250,000 in 2013) to the tax-qualified plan.) The Exelis Excess Savings Plan is a non-qualified unfunded savings plan. All balances under this plan are maintained on the books of Exelis. For those NEOs who selected the ISP alternative in 2013, Exelis will credit the participant’s excess savings account based on 3 1⁄2% of eligible pay and the age-based contributions based on eligible salary in excess of these limits under the Exelis Excess Savings. Earnings are credited to the accumulated savings under the plan based on the earnings in the Stable Value Fund in the tax-qualified plan. Benefits will be paid in a lump sum in the seventh month following the last day worked.

Deferred Compensation. All NEOs, except for Mr. Coppock, participate in the Exelis Excess Savings Plan. No NEOs participated in the Exelis Deferred Compensation Plan. The following table shows the activity within the Exelis Excess Savings Plan for the NEOs.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)(a)	Registrant Contributions in Last FY ($)(b)(1)	Aggregate Earnings in Last FY ($)(c)	Aggregate Withdrawals/ Distributions ($)(d)	Aggregate Balance at Last FYE ($)(e)(2)
Kenneth W. Hunzeker	—	26,680	1,653	—	79,562
Matthew M. Klein	—	8,036	252	—	16,132
Janet L. Oliver	—	—	52	—	2,035
Kelvin R. Coppock	—	—	—	—	—
Charles A. Anderson	—	5,786	44	—	6,582

(1)	The amounts in column (b) regarding non-qualified savings are also reflected in column (d) of the all other compensation table under “—Tabular Executive Compensation Disclosure” as Excess Saving Plan Contributions and included in the summary compensation table “—Tabular Executive Compensation Disclosure”.
(2)	For all Vectrus NEOs, amounts in the table above do not include any amounts reported in previous summary compensation tables.

The table below shows the mutual funds available under the Exelis Deferred Compensation Plan, as reported by the administrator and their annual rate of return for the calendar year ended December 31, 2013.

Deferred Compensation earnings under the Exelis Deferred Compensation Plan are calculated by reference to actual earnings of mutual funds or Exelis stock as provided in the following table. The table below shows the funds available under the Exelis Deferred Compensation Plan, as reported by the administrator and their annual rate of return for the calendar year ended December 31, 2013.

Name of Fund	Rate of Return 1/1/2013-12/31/2013	Name of Fund	Rate of Return 1/1/2013 – 12/31/2013
Fixed Rate Option (1)	5.50%	Vanguard Developed Markets Index (VDMIX)	21.84%
PIMCO Total Return Institutional (PTTRX)	-1.92%	Aberdeen Select International Equity A (BJBIX)	12.37. %
PIMCO Real Return Institutional (PRRIX)	-9.05%	American Funds EuroPacific Growth (REREX)	20.17%
T Rowe Price High Yield (PRHYX)	9.07%	First Eagle Overseas A (SGOVX)	11.57%
Dodge & Cox Stock (DODGX)	40.55%	Lazard Emerging Markets Equity Open (LZOEX)	-1.14%
Vanguard 500 Index (VFINX)	32.18%	Invesco Global Real Estate (AGREX)	2.38%
American Funds Growth Fund of America R4 (RGAEX)	33.82%	Model Portfolio*—Conservative	1.61%
Perkins Mid Cap Value (JMCVX)	25.92%	Model Portfolio*—Moderate Conservative	8.37%
Artisan Mid Cap (ARTMX)	37.39%	Model Portfolio*—Moderate	14.68%
American Century Small Cap Value (ASVIX)	34.91%	Model Portfolio*—Moderate Aggressive	19.51%
Perimeter Small Cap Growth (PSCGX)	43.29%	Model Portfolio*—Aggressive	25.14%
Harbor International (HIINX)	16.40%	Exelis Inc. Stock Tracking Fund (Exelis)	74.47%
Vanguard Total Bond Market Index (VBMFX)	-2.26%

(1)	The Fixed Rate Option of 5.50% is not subsidized by our company but rather is a rate based on guaranteed contractual returns from the third-party insurance company provider.
*	The returns shown in the model portfolio were not subsidized by Exelis during 2013, but represent returns for a managed portfolio based on funds available to deferred compensation participants.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Potential Post-Employment Compensation

The potential post-employment compensation tables below reflect the amount of compensation payable to each of the NEOs in the event of employment termination under several different circumstances, including voluntary termination, termination for cause, death, disability, termination without cause or termination in connection with a change of control. Mr. Hunzeker is covered under the Exelis Senior Executive Severance Pay Plan and the Exelis Special Senior Executive Severance Pay Plan (applicable to change of control) described in “—Primary Compensation Components—Severance Plan Arrangements.” Messrs. Klein, Coppock and Anderson, and Ms. Oliver are covered under the Exelis Severance Policy. The Exelis Severance Policy provides for severance based on grade level and years of service.

The amounts shown in the potential post-employment compensation tables are estimates (or the estimated present value of the Exelis Excess Pension Plan which may be paid in continuing annuity payments), assuming that the triggering event was effective as of December 31, 2013, including amounts which would be earned through such date (or that would be earned during a period of severance), and where applicable, are based on Exelis closing stock price on December 31, 2013, the last trading day of 2013, which was $19.06.

The actual amounts to be paid out can only be determined at the time of such executive’s separation from Exelis. For purposes of calculating the estimated potential payments to our officers under the Exelis Excess Pension Plan, as reflected in the tables below, we have used the same actuarial factors and assumptions described in note (1) to the Pension Benefits table. The calculations assume a discount rate of 4.7% and take into account the IRS Static Table projected to 2013.

Payments and Benefits Provided Generally to Salaried Employees. The amounts shown in the tables below do not include payments and benefits to the extent these payments and benefits are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include:

•	Accrued salary and paid time off;

•	Regular pension benefits under the SRP;

•	Health care benefits provided to retirees under the SRP, including retiree medical and dental insurance. Employees who terminate prior to retirement are eligible for continued benefits under COBRA; and

•	Distributions of plan balances under the ISP and amounts currently vested under the Exelis Excess Savings Plan.

No perquisites are available to any NEOs in any of the post-employment compensation circumstances. With respect to the SRP, benefits under such plan may be deferred to age 65, but may become payable at age 55 or, if the participant is eligible for early retirement, the first of the month immediately following the last day worked without regard to the period of the severance payments. Benefits under the Exelis Excess Pension Plan must commence as soon as possible but generally would be payable seven months following such date, retroactive to the date the Excess Pension Plan benefit became payable.

Senior Executive Severance Pay Plan. The amount of severance pay under this plan depends on the executive’s base pay and years of service. The amount will not exceed 24 months of base pay or be greater than two times the executive’s total annual compensation during the year immediately preceding termination. Exelis considers these severance pay provisions appropriate transitional provisions given the job responsibilities and competitive market in which senior executives function. The obligation of Exelis to continue severance payments stops if the executive does not comply with the Exelis Code of Corporate Conduct. Exelis considers this cessation provision to be critical to the emphasis on ethical behavior by the senior executives of Exelis. The obligation of Exelis to continue severance payments also stops if the senior executive does not comply with non-

competition provisions of the Exelis Severance Policy or Senior Executive Severance Pay Plan. These provisions protect the integrity of our businesses and are consistent with typical commercial arrangements. Mr. Hunzeker is covered under the Senior Executive Pay Plan. Messrs. Klein, Coppock and Anderson, and Ms. Oliver are covered under the Exelis Severance Policy, which provides compensation based on grade level and years of service.

If a covered executive receives or is entitled to receive other compensation from another company plan or arrangement, the amount of that other compensation could be used to offset amounts otherwise payable under the Exelis Senior Executive Severance Pay Plan. During the severance payment period, the executive will have a limited right to continue to be eligible for participation in certain benefit plans. Severance pay will start within sixty days following the covered executive’s scheduled termination date.

Special Senior Executive Severance Pay Plan. The Special Senior Executive Severance Pay Plan provides two levels of benefits for covered executives. Based on their position within Exelis, each covered executive is designated as either a “Band A” or “Band B” participant. The Committee considered two levels of benefits appropriate based on the relative ability of each level of employee to influence future Exelis performance. As a Band A participant, Mr. Hunzeker receives the higher level of benefits, which are described herein. Messrs. Klein, Coppock and Anderson, and Ms. Oliver are not covered by the Special Senior Executive Severance Pay Plan. Under the Special Senior Executive Severance Pay Plan, if a covered executive is terminated within two years after an acceleration event in a change of control or in contemplation of an acceleration in a change of control event that ultimately occurs or if the covered executive terminates his or her employment for good reason within two years after an acceleration event in the event of a change of control, he or she would be entitled to:

•	any accrued but unpaid base salary, bonus (AIP payment), unreimbursed expenses and employee benefits, including vacation;

•	three times the annual base salary rate immediately preceding the date of termination and three times the target AIP immediately preceding the acceleration event or termination;

•	continuation of health and life insurance benefits and certain perquisites at the same levels for three years;

•	if the executive participates in the SRP and/or Excess Pension Plans, a lump-sum payment equal to the difference between the total lump-sum value of his or her pension benefit under SRP, Excess Pension Plans, or any successor pension plans (provided such plans are no less favorable to the executive than the Exelis pension plans), and the total lump-sum value of his or her pension benefit under the pension plans after crediting an additional three years of age and eligibility and benefit service using the highest annual base salary rate and target AIP immediately preceding the acceleration event or termination for purposes of determining final average compensation under the pension plans;

•	credit for an additional three years of age and three years of eligibility service under the retiree health and retiree life insurance benefits under which the executive was covered at any time during the three year period immediately preceding the executive’s termination;

•	if the executive participated in the Exelis ISP or Excess Savings Plan at any time in the three years immediately preceding termination or an acceleration event, a lump-sum payment equal to three times the highest annual base salary rate immediately preceding the acceleration or termination times the three times the highest percentage rate of the contributions to the ISP by Exelis and the Exelis Excess Savings Plan, such payment not to exceed 7.5% per year; and

•	if payments triggered by a change-of-control would be subject to an excise tax, then either: (1) reduction of payments by the amount needed to avoid triggering the tax, or (2) no reduction of payments, depending on which alternative left the executive in the best after-tax position;

•	one year of outplacement.

Messrs. Klein, Coppock and Anderson, and Ms. Oliver are covered under the Exelis Severance Policy, which provides severance based on grade level and years of service.

The potential post-employment compensation tables below provide additional information.

Change of Control Arrangements

The payment or vesting of awards or benefits under each of the plans listed below would be accelerated upon the occurrence of a change of control of Exelis. The change of control provisions in these plans are intended to provide protections in the context of change of control transaction so that the executives can focus on preserving value for shareholders when evaluating situations that, without change of control provisions, could be personally adverse to the executive. For substantially all of the plans listed below there would be a change of control of Exelis if one of the following acceleration events occurred:

1. A report on Schedule 13D was filed with the SEC disclosing that any person, other than Exelis or one of its subsidiaries or any employee benefit plan that is sponsored by Exelis or a subsidiary, had become the beneficial owner of 20% or more of the outstanding stock of Exelis;

2. A person other than Exelis or one of its subsidiaries or any employee benefit plan that is sponsored by Exelis or a subsidiary purchased Exelis shares in connection with a tender or exchange offer, if after consummation of the offer the person purchasing the shares is the beneficial owner of 20% or more of the outstanding stock of Exelis;

3. The consummation of:

(a) any consolidation, business combination or merger of Exelis other than a consolidation, business combination or merger in which the shareholders of Exelis immediately prior to the merger would hold 50% or more of the combined voting power of Exelis or the surviving corporation of the merger and would have the same proportionate ownership of common stock of the surviving corporation that they held in Exelis immediately prior to the merger; or

(b) any sale, lease, exchange or other transfer of all or substantially all of the assets of Exelis;

4. A majority of the members of the Board of Directors of Exelis changed within a 12-month period, unless the election or nomination for election of each of the new Directors by Exelis’ shareholders had been approved by two-thirds of the Directors still in office who had been Directors at the beginning of the 12-month period or whose nomination for election or election was recommended or approved by a majority of Directors who were Directors at the beginning of the 12-month period; or

5. Any person other than Exelis or one of its subsidiaries or any employee benefit plan sponsored by Exelis or a subsidiary became the beneficial owner of 20% or more of Exelis outstanding stock.

At the time of an acceleration event, any unfunded plan obligations will be funded using a trust, often referred to as a “Rabbi Trust,” (which remains at Exelis), the assets of which would remain subject to the claims or our creditors in the event of our insolvency. Pre-2005 awards and benefits will be paid if the 20% threshold described above is reached. For awards or benefits earned since January 1, 2005, payment of awards or benefits would be made if a person other than Exelis, its subsidiaries or any employee benefit plan sponsored by Exelis becomes the beneficial owner of 30% or more of Exelis outstanding stock.

The following Exelis plans have change of control provisions:

•	the 2011 Omnibus Incentive Plan;

•	the Amended and Restated Exelis 2011 Omnibus Incentive Plan (adopted by Exelis shareholders May 9, 2012);

•	the ITT Corporation 2003 Equity Incentive Plan;

•	the Exelis Inc. 2013 Annual Incentive Plan for Executive Officers;

•	the Exelis Inc. Special Senior Executive Severance Pay Plan;

•	the Exelis Inc. Deferred Compensation Plan;

•	the Exelis Inc. Excess Savings Plan; and

•	the Exelis Inc. Excess Pension Plans.

Potential post-employment compensation arrangements are more fully described for the NEOs in the tables below.

Potential Post-Employment Compensation

Name	Resignation	Termination For Cause	Death	Disability	Termination Not For Cause	Termination Not For Cause or With Good Reason After Change of Control
Kenneth W. Hunzeker (total)	$24,613	$24,613	$3,335,870	$3,323,563	$2,878,013	$5,492,762
Cash Severance(1)	$0	$0	$0	$0	$375,000	$1,856,250
Unvested Non-Equity Awards(2)	$0	$0	$255,000	$255,000	$205,000	$350,400
Unvested Equity Awards(3)	$0	$0	$3,068,563	$3,068,563	$2,272,295	$3,068,563
Non-Qualified Retirement Benefits(4)(5)	$24,613	$24,613	$12,307	$0	$24,613	$139,235
Other Non-Qualified Benefits(6)	$0	$0	$0	$0	$1,105	$78,314
Best Net Cutback Amount(7)	NA	NA	NA	NA	NA	$0

Matthew M. Klein (total)	$0	$0	$549,723	$549,723	$453,403	$706,761
Cash Severance (1)	$0	$0	$0	$0	$134,434	$134,434
Unvested Non-Equity Awards(2)	$0	$0	$63,000	$63,000	$41,250	$85,604
Unvested Equity Awards(3)	$0	$0	$486,723	$486,723	$269,119	$486,723
Non-Qualified Retirement Benefits(4)(5)	$0	$0	$0	$0	$0	$0
Other Non-Qualified Benefits(6)	$0	$0	$0	$0	$8,600	$0
Best Net Cutback Amount(7)	NA	NA	NA	NA	NA	NA

Janet L. Oliver (total)	$94,627	$94,627	$790,153	$742,839	$604,646	$877,298
Cash Severance (1)	$0	$0	$0	$0	$98,331	$98,331
Unvested Non-Equity Awards(2)	$0	$0	$90,000	$90,000	$54,000	$126,128
Unvested Equity Awards(3)	$0	$0	$652,839	$652,839	$352,656	$652,839
Non-Qualified Retirement Benefits(4)(5)	$94,627	$94,627	$47,314	$0	$94,627	$0
Other Non-Qualified Benefits(6)	$0	$0	$0	$0	$5,032	$0
Best Net Cutback Amount(7)	NA	NA	NA	NA	NA	NA

Name	Resignation	Termination For Cause	Death	Disability	Termination Not For Cause	Termination Not For Cause or With Good Reason After Change of Control
	(a)	(b)	(c)	(d)	(e)	(f)
Kelvin R. Coppock (total)	$636,704	$166,061	$647,048	$564,018	$603,644	$703,769
Cash Severance(1)	$0	$0	$0	$0	$117,147	$117,147
Unvested Non-Equity Awards(2)	$63,000	$0	$63,000	$63,000	$39,500	$85,604
Unvested Equity Awards(3)	$407,643	$0	$501,018	$501,018	$280,420	$501,018
Non-Qualified Retirement Benefits(4)(5)	$166,061	$166,061	$83,030	$0	$166,061	$0
Other Non-Qualified Benefits(6)	$0	$0	$0	$0	$516	$0
Best Net Cutback Amount(7)	NA	NA	NA	NA	NA	NA
Charles A. Anderson (total)	$0	$0	$205,257	$205,257	$159,497	$267,568
Cash Severance(1)	$0	$0	$0	$0	$62,311	$62,311
Unvested Non-Equity Awards(2)	$0	$0	$0	$0	$0	$0
Unvested Equity Awards(3)	$0	$0	$205,257	$205,257	$96,806	$205,257
Non-Qualified Retirement Benefits(4)(5)	$0	$0	$0	$0	$0	$0
Other Non-Qualified Benefits(6)	$0	$0	$0	$0	$380	$0
Best Net Cutback Amount(7)	NA	NA	NA	NA	NA	NA

(1)	Mr. Hunzeker is covered under the Exelis Senior Executive Severance Pay Plan. Under that plan, if his employment is terminated other than for cause prior to his normal retirement date, Mr. Hunzeker will receive a severance benefit equal to 12 months of the highest annual base salary he received during the 24-month period preceding such termination. In the event of a change of control, Mr. Hunzeker is covered under the Exelis Special Senior Executive Severance Pay Plan and under the terms of that plan would be paid a lump sum payment equal to three times current annual base salary rate ($375,045) paid plus three times the target AIP ($243,779). Messrs. Klein, Coppock and Anderson, and Ms. Oliver will receive severance benefits equal to 31, 24, 15 and 19 weeks, respectively, if terminated other than for cause unless termination occurs after the normal retirement date or following a change in control. Further information regarding post-employment compensation is provided in the pension benefits table under “—Pension Benefits—Pension Benefits” and the non-qualified deferred compensation table under “—Nonqualified Deferred Compensation—Exelis Deferred Compensation Plan”. The bonus calculation excluded the value of the completed performance period, as it does not represent incremental compensation with respect to column (e).
(2)

Should Messrs. Hunzeker, Klein, and Anderson and Ms. Oliver resign or be terminated for cause, their TSR awards would be forfeited. Should Mr. Coppock resign, his TSR awards would not be forfeited as he is retirement eligible and if he has complied with the restrictive covenants described under “—Long-Term Incentive Awards”, he will be eligible to receive payment, if any, for any outstanding TSR awards, with payment and timing thereunder in accordance with Section 409A of the Code. Should Mr. Coppock be terminated for cause his TSR awards would be forfeited. In the event of his or her death or disability, each of Messrs. Hunzeker, Klein, Coppock and Anderson, and Ms. Oliver would receive payment, if any, for outstanding TSR awards. In the event of termination without cause and without acceptance of or compliance with the restrictive covenants, each would receive payment, if any, based on a pro-rata portion of the outstanding TSR award as of the termination date, based on the performance of Exelis during the three-year period, in accordance with Section 409A of the Code. In the event of an acceleration event in a change of control, each TSR award will be paid through the date of the change of control based on actual performance and the balance of the award will be paid at target (100%).
(3)	Equity awards vest according to the terms described in “Compensation Discussion and Analysis—Long-Term Incentive Awards Program”. Unvested equity awards reflect the market value of restricted stock, RSUs, and in-the-money value of options based on the Exelis December 31, 2013 closing stock price of $19.06.
(4)	Column (a) and column (b) amounts reflect present value of the annual vested benefit payable under the Exelis Excess Pension Plan as of December 31, 2013 assuming retirement at age 65. Column (c) provides the value of the benefit payable to the executive’s beneficiary upon death. Column (d) is inapplicable because disability would not affect retirement benefits. Column (e) provides the present value of the annual vested benefit payable under the Exelis Excess Pension Plan as of December 31, 2013 assuming retirement at age 65. Column (f) provides the lump sum payable by Exelis in accordance with the Exelis Special Senior Executive Severance Pay Plan in the event of a change of control.
(5)	No additional Exelis Excess Savings Plan payments are made in the event of voluntary or involuntary termination or termination for cause. In the case of death or disability, the participant is 100% vested in the Exelis match. Column (f) reflects the additional cash payment representing Exelis contributions, which would be made following a change of control as described in the Special Senior Executive Severance Pay Plan in this information statement.
(6)	Amounts shown in column (e): In the event of termination not for cause, Exelis will pay its portion of medical and life insurance premiums for one year for Mr. Hunzeker ($1,105). Exelis will pay its portion of medical and life insurance premiums for Mr. Klein ($8,600), Ms. Oliver ($5,032), Mr. Coppock ($516) and Mr. Anderson ($380) for 31, 24, 15 and 19 weeks, respectively. In the event of a change in control, amounts shown in column (f) include, as provided in the Exelis Special Senior Executive Severance Pay Plan, one year of outplacement services in the amount of $75,000 for Mr. Hunzeker based on a current competitive bid. In the event of a change of control, Exelis will also pay medical and life insurance premiums for three years for Mr. Hunzeker ($3,314).
(7)	Amounts in column (f), Best Net Cutback Amount, assume termination occurs immediately upon a change of control based on the Exelis December 31, 2013 closing stock price of $19.06.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Exelis Related to the Spin-Off

This section of the information statement summarizes material agreements between us and Exelis that will govern the ongoing relationships between the two companies after the spin-off and are intended to provide for an orderly transition to our status as an independent, publicly traded company. Additional or modified agreements, arrangements and transactions, which would be negotiated at arm’s length, may be entered into between us and Exelis after the spin-off. The summaries below of each of these agreements set forth the terms that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

Following the spin-off, we and Exelis will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between us and Exelis after the spin-off and to provide mechanisms for an orderly transition, we and Exelis intend to enter into agreements pursuant to which certain services and rights will be provided for following the spin-off, and we and Exelis will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with Exelis.

Distribution Agreement

We intend to enter into a Distribution Agreement with Exelis prior to the distribution of our shares of common stock to Exelis shareholders. The Distribution Agreement will set forth our agreements with Exelis regarding the principal actions to be taken in connection with our spin-off from Exelis. It will also set forth other agreements that govern certain aspects of our relationship with Exelis following the spin-off.

Transfer of Assets and Assumption of Liabilities. The Distribution Agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with our spin-off from Exelis so that each of Exelis and Vectrus is allocated the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the separation plan. The Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between Exelis and Vectrus. See “Unaudited Pro Forma Condensed Combined Financial Statements.” In particular, the Distribution Agreement will provide that, subject to the terms and conditions contained in the Distribution Agreement:

•	All of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Mission Systems business of Exelis, other than the TARS business and certain environmental liabilities, will be retained by or transferred to us or one of our subsidiaries.

•	All other assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) of Exelis, including the TARS business and certain environmental liabilities associated with the Mission Systems business, will be retained by or transferred to Exelis or one of its subsidiaries (other than us or one of our subsidiaries).

•	Liabilities (including whether accrued, contingent or otherwise) related to, arising out of or resulting from businesses of Exelis that were previously terminated or divested will be allocated among us and Exelis to the extent formerly owned or managed by or associated with us or Exelis or our respective businesses.

•	We will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from the Form 10 registering our common stock to be distributed by Exelis in the spin-off, subject to exceptions for certain information for which Exelis will retain liability.

•	Except as otherwise provided in the Distribution Agreement or any ancillary agreement, Exelis will be responsible for the majority of the expenses related to the spin-off and incurred prior to the distribution date. We will be responsible for our expenses incurred following the distribution date, including expenses related to our documents filed with the SEC and our NYSE listing.

Further Assurances. To the extent that any transfers of assets or assumptions of liabilities contemplated by the Distribution Agreement have not been consummated on or prior to the date of the distribution, we and Exelis will cooperate to effect such transfers or assumptions as promptly as practicable following the date of the distribution. In addition, each of us will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Distribution Agreement and the ancillary agreements.

Representations and Warranties. In general, neither we nor Exelis will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any restriction on transfer, non-infringement, encumbrance, lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Distribution Agreement or in any ancillary agreement, all assets, including the stock of subsidiaries, will be transferred on an “as is,” “where is” basis.

The Distribution. The Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution and certain actions that must occur prior to the proposed distribution, such as the election of officers and directors and the adoption of the amended and restated articles of incorporation and amended and restated by-laws. Prior to the distribution, we will distribute shares of our common stock to Exelis in a share dividend, so that Exelis will hold the necessary number of shares of our common stock required to be distributed in the distribution. Exelis will cause its agent to distribute to Exelis shareholders that hold shares of Exelis common stock as of the applicable record date all the issued and outstanding shares of our common stock. Exelis will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The Distribution Agreement will provide that the distribution is subject to a number of conditions that must be satisfied or waived by Exelis in its sole discretion. For further information regarding these conditions, see “The Spin-Off—Conditions to the Spin-Off.” Exelis may, in its sole discretion, determine the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution.

Termination. The Distribution Agreement will provide that it may be terminated by Exelis at any time in its sole discretion prior to the date of the distribution.

Release of Claims and Indemnification. We and Exelis will agree to broad releases pursuant to which we will each release the other and certain related persons specified in the Distribution Agreement from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing at or alleged to exist at or prior to the time of the distribution. These releases will be subject to certain exceptions set forth in the Distribution Agreement.

The Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Exelis’ business with Exelis. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities or alleged liabilities each such party assumed or retained pursuant to the Distribution Agreement; and

•	any breach by such party of the Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification, in which case any such indemnification claims will be made thereunder.

The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed solely by the Tax Matters Agreement.

Insurance. Following the spin-off, we will be responsible for obtaining and maintaining our own insurance coverage, although we will continue to have coverage under certain of Exelis’ pre-spin-off insurance policies for certain matters that occurred prior to the spin-off.

Non-Compete. Subject to certain limited exceptions, for a three year period following the distribution date, we will be subject to a covenant not to compete with Exelis with respect to the TARS business and similar work with the Department of Homeland Security relating to tethered aerostat airborne surveillance.

Dispute Resolution. In the event of any dispute arising out of the Distribution Agreement, the general counsels of us and Exelis and such other representatives as we each designate will negotiate to resolve any disputes between us. If we are unable to resolve the dispute in this manner within 45 days then, unless agreed otherwise, we and Exelis will submit the dispute to mediation for an additional period of 45 days. If we are unable to resolve the dispute in this manner, the dispute will be resolved through binding arbitration.

Other Matters Governed by the Distribution Agreement. Other matters governed by the Distribution Agreement will include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Exelis that will govern the respective rights, responsibilities and obligations of the parties from and after the spin-off with respect to employee-related liabilities and, among other things, our respective retirement plans, nonqualified deferred compensation plans, health and welfare benefit plans, and equity-based compensation plans (including the treatment of outstanding awards granted thereunder). The Employee Matters Agreement will generally provide for the allocation and treatment of assets, account balances and liabilities, as applicable, arising out of incentive plans, retirement plans, nonqualified deferred compensation plans and employee health and welfare benefit programs in which our employees participated prior to the spin-off. Generally, we will assume or retain sponsorship of, and liabilities relating to, employee compensation and benefit programs relating to our current employees. However, Exelis will retain certain liabilities accrued prior to the spin-off relating to our current employees with respect to certain Exelis pension plans and retiree health and welfare plans.

Subject to the applicable transition periods with respect to certain benefit plans or programs, after the spin-off, our employees will no longer participate in Exelis plans or programs, and Exelis employees will not participate in any of our plans or programs. This summary of the Employee Matters Agreement is qualified in its entirety by reference to the full text of the agreement, which is incorporated by reference into this information statement.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Exelis that will govern the respective rights, responsibilities and obligations of Exelis and us after the spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. Federal, state, local and foreign income taxes, other tax matters and related tax returns. As a subsidiary of Exelis we and certain of our subsidiaries have (and will continue to have following the spin-off) joint and several liability with Exelis to the IRS for the consolidated U.S. Federal income taxes of the Exelis consolidated group relating to the taxable periods in which we (or our subsidiaries) were part of that group. However, the Tax Matters Agreement will specify the portion, if any, of this tax liability for which we will bear responsibility and Exelis will agree to indemnify us against any amounts for which we are not responsible. The Tax Matters Agreement will also provide special rules for allocating tax liabilities in the event that the spin-off is not tax-free. The Tax Matters Agreement will provide for certain covenants that may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business and may discourage or delay a change of control that you may consider favorable. For example, unless we were to receive a private letter ruling from the IRS, an unqualified opinion from a nationally recognized tax advisor or Exelis were to grant us a waiver, we would be restricted until 2 years after the spin-off is consummated from entering into transactions which would result in an ownership shift in our company of more than 35% (measured by vote or value) or divestitures of our business or entities which could impact the tax-free nature of the spin-off. Under the Tax Matters Agreement we will agree to indemnify Exelis for any tax resulting from any such transactions, whether or not Exelis consented to such transactions or we were otherwise permitted to enter into such transactions under the Tax Matters Agreement. Though valid as between the parties, the Tax Matters Agreement will not be binding on the IRS.

Transition Services Agreement

We intend to enter into a Transition Services Agreement with Exelis under which Exelis or its respective affiliates will provide us, and we or our affiliates will provide Exelis, with certain services for a limited time to help ensure an orderly transition for each of us and Exelis following the distribution. We anticipate that under the Transition Services Agreement, Exelis and Vectrus will provide each other (or cause applicable third parties to provide) certain services, including information technology, financial, human resource and other specified services, on a transitional basis. We expect these services will be provided initially at a base amount with scheduled, escalating increases to up to the base amount plus 10% subject to adjustments for inflation, and these services are generally planned to extend for a period of 4 to 24 months, subject to limited exceptions.

Intellectual Property License Agreements

We intend to enter into a Transitional Trademark License Agreement with Exelis pursuant to which we will license on a non-exclusive basis the right to use the Exelis name and trademark in the Mission Systems business for a transitional period while we phase out the use of such trademark in the operation of our business. We also intend to enter into a Technology License Agreement with Exelis pursuant to which we will license on a non-exclusive basis certain of our intellectual property (excluding trademarks) existing as of the distribution date to Exelis and its affiliates and in turn, Exelis and its affiliates will grant reciprocal licenses to us, each for use in our respective businesses.

Subcontract Pending Novation

We intend to enter into a subcontract with Exelis pending the U.S. government’s agreement to novate one government contract to Exelis under which Exelis will be obligated to fulfill the terms of such government contract. Pursuant to the terms of the subcontract, we will be obligated to immediately deposit all proceeds we receive under such government contract into a bank account controlled by Exelis. We will work diligently with the U.S. government to finalize the novation of this contract and do not expect any disruptions in our business as a result of this process.

In support of ongoing business, we expect to enter into one or more subcontracts with Exelis, the terms of which will be negotiated at arm’s length, whereby either we or Exelis will serve as a subcontractor to the other on certain government contracts in the future.

Working Capital Adjustment

In connection with the internal restructuring carried out by Exelis prior to the distribution to separate the Vectrus business, Exelis and its subsidiaries (including us) have entered into, and will enter into, a number of conveyance agreements, including a contribution agreement between Exelis Holdings Inc., a subsidiary of Exelis, and Exelis Systems Corporation (“ESC”), an entity that, following the restructuring and the spin-off, will be a subsidiary of ours, containing a two-way adjustment mechanism relating to the working capital and cash levels of ESC and its subsidiaries immediately prior to the spin-off. Pursuant to that agreement, one or more payments may be made following the spin-off by the applicable subsidiary to the other, totaling the difference between the determined actual level of working capital (including cash) of ESC and its subsidiaries prior to the spin-off as compared to a specified target working capital (including cash). Based on the financial position of ESC and its subsidiaries as of December 31, 2013 and June 30, 2014, we estimate that ESC would have been obligated to make one or more payments totaling $2 million or $17 million, respectively, if the working capital were measured as of such dates. This estimate is being provided for illustrative purposes only, and is not necessarily indicative of the financial position of Vectrus or Exelis, or the total working capital adjustment that would have occurred if the internal restructuring and spin-off had been consummated as of December 31, 2013, June 30, 2014 or as of any future date. Accordingly, the actual total working capital adjustment payment may differ materially from the estimate provided above.

Other Agreements

Effective upon the distribution, we intend for certain intercompany work orders and/or informal intercompany commercial arrangements to be converted into third-party contracts based on the standard terms and conditions of Exelis.

Policies for Approving Related Person Transactions

In connection with the spin-off, it is expected that our company and our Board of Directors will adopt formal written policies for evaluation of potential related person transactions, as those terms are defined in the SEC’s rules for executive compensation and related person disclosure, which provide for review and pre-approval of transactions which may or are expected to exceed $120,000 involving non-employee directors, executive officers, beneficial owners of five percent or more of our company’s common stock or other securities and any immediate family of such persons. Our company’s policy is expected to generally group transactions with related persons into two categories: (1) transactions requiring the approval of the Nominating and Governance Committee and (2) certain transactions, including ordinary course transactions below established financial thresholds, that are deemed pre-approved by the Nominating and Governance Committee.

In reviewing related person transactions that are not deemed pre-approved for approval or ratification, it is expected that the Nominating and Governance Committee will consider the relevant facts and circumstances, including:

•	Whether terms or conditions of the transaction are generally available to third-parties under similar terms or conditions;

•	Level of interest or benefit to the related person;

•	Availability of alternative suppliers or customers; and

•	Benefit to our company.

The Nominating and Governance Committee is expected to deem to have pre-approved certain transactions identified in Item 404(a) of Regulation S-K that are not required to be disclosed even if the amount involved exceeds $120,000. In addition, any transaction with another company at which a related person’s only relationship is as an employee (other than an executive officer), director and/or beneficial owner of less than 10% of that company’s shares is expected to be deemed pre-approved; provided, however, that with respect to directors, if a director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, our company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenue, such transaction is expected to be reviewed by the Nominating and Governance Committee and not considered appropriate for automatic pre-approval. Regardless of whether a transaction is deemed pre-approved, all transactions in any amount are expected to be required to be reported to the Nominating and Governance Committee.

DESCRIPTION OF MATERIAL INDEBTEDNESS

From and after the spin-off, Vectrus and Exelis will, in general, each be responsible for the debts, liabilities, rights and obligations related to the business or businesses that it owns and operates following consummation of the spin-off. See “Certain Relationships and Related Party Transactions—Agreements with Exelis Related to the Spin-Off.”

The credit agreement described below will be filed as an exhibit to the Registration Statement on Form 10 of which this information statement is a part. You should read the more detailed provisions of the credit agreement, including the defined terms, for provisions that may be important to you.

We expect to have approximately $140 million of indebtedness under a five-year senior secured term facility, or the term facility, at the time of the spin-off. In addition, we expect to have a five-year senior secured revolving facility, or the revolving facility, permitting borrowings of up to $75 million. We refer to the term facility and the revolving facility collectively as the senior secured credit facilities.

Term Loan

The term facility will consist of a term loan, or the term loan, in an aggregate principal amount of $140 million. The full amount of the term loan will be made in a single drawing immediately prior to the consummation of the spin-off, and amounts borrowed under the term facility that are repaid or prepaid may not be reborrowed. The term facility will amortize in quarterly installments, with the first such installment due at the end of the first full quarter following the funding of the term loan, at the following rates per annum: 7.5% in year one; 10% in each of years two and three, 15% in year four and 57.5% in year five. Any unpaid amounts must be repaid on the date that is five years after the date on which the credit agreement is entered into.

Revolving Facility

The revolving facility permits borrowings of up to $75 million, up to $35 million of which will be available for the issuance of letters of credit. The revolving facility will mature on the date that is five years after the date on which the credit agreement is entered into. Amounts repaid under the revolving facility may be reborrowed.

Guarantees and Collateral

The indebtedness, obligations and liabilities under the senior secured credit facilities will be unconditionally guaranteed jointly and severally on a senior secured basis by Vectrus and certain of its current and future restricted subsidiaries, and will be secured, subject to permitted liens and other exceptions and exclusions, by a first-priority lien on substantially all tangible and intangible assets of Vectrus, ESC, which we refer to as the borrower, and each domestic guarantor (including (i) a perfected pledge of all of the capital stock of the borrower and each direct, wholly-owned material restricted subsidiary held by the borrower or any guarantor (subject to certain limitations with respect to foreign subsidiaries) and (ii) perfected security interests in, and mortgages on, accounts, inventory, equipment, general intangibles, commercial tort claims, investment property, intellectual property, material fee-owned real property, letter-of-credit rights, deposit and securities accounts, intercompany notes and proceeds of the foregoing, except for certain excluded assets).

Mandatory Prepayments

The term facility will require the following amounts to be applied to prepay the term loan, subject to certain thresholds, exceptions and reinvestment rights:

•	100% of the net cash proceeds from the incurrence of indebtedness by Vectrus and its restricted subsidiaries (other than permitted debt);

•	100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by Vectrus and its restricted subsidiaries (including casualty insurance and condemnation proceeds, but with exceptions for sales of inventory and other ordinary course dispositions, obsolete or worn-out property, property no longer useful in the business and other exceptions); and
•	50% of excess cash flow with stepdowns to 25% and 0% based on certain leverage ratios.

Mandatory prepayments will be applied as directed by the borrower.

Voluntary Prepayments and Commitment Reductions

The borrower may voluntarily prepay the outstanding term loan or loans under the revolving facility in whole or in part at any time without premium or penalty, subject to the payment of customary breakage costs in the case of LIBOR rate loans. Optional prepayments of the term loan will be applied to the remaining installments thereof as directed by the borrower.

Commitments under the revolving facility may be reduced in whole or in part at any time without premium or penalty.

Covenants

The senior secured credit facilities will contain certain covenants that, among other things, limit or restrict the ability of Vectrus and its restricted subsidiaries, including the borrower, to (subject to certain qualifications and exceptions):

•	create liens and encumbrances;
•	incur additional indebtedness;
•	merge, dissolve, liquidate or consolidate;
•	make acquisitions, investments, advances or loans;
•	dispose of or transfer assets;
•	pay dividends or make other payments in respect of our capital stock;
•	amend certain material governance or debt documents;
•	redeem or repurchase capital stock or prepay, redeem or repurchase certain debt;
•	engage in certain transactions with affiliates;
•	enter into certain speculative hedging arrangements; and
•	enter into certain restrictive agreements.

In addition, Vectrus will be required to comply with (a) a maximum ratio of total consolidated indebtedness to consolidated EBITDA of 3.50 to 1.00, with step-downs to 3.00 to 1.00 beginning with the third fiscal quarter of 2015 and 2.75 to 1.00 beginning with the first fiscal quarter of 2016, and (b) a minimum ratio of consolidated EBITDA to consolidated interest expense (net of cash interest income) of 4.50 to 1.00.

Events of Default

The senior secured credit facilities will provide for customary events of default (subject in certain cases to customary grace and cure periods), which will include nonpayment, breach of covenants, cross-default to certain other indebtedness, failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the lenders may declare the principal, premium, if any, interest and other monetary obligations under the senior secured credit facilities payable immediately, terminate all commitments to extend credit under the revolving facility, take enforcement actions with respect to the collateral securing the senior secured credit facilities and require us to apply all of our available cash to repay the obligations under the senior secured credit facilities.

Interest Rates and Fees

Outstanding borrowings under the senior secured credit facilities will accrue interest, at the option of the borrower, at a per annum rate of (i) a LIBOR rate plus the applicable margin or (ii) a base rate plus the applicable margin. The applicable margin for borrowings under the senior secured credit facilities will be subject to a leverage-based pricing grid with the LIBOR rate ranging from 2.50% to 3.00%.

During an event of default, overdue principal under the senior secured credit facilities may bear interest at a rate 2.00% in excess of the otherwise applicable rate of interest. On and after the funding date, the borrower will also pay a commitment fee on the undrawn portion of the revolving facility ranging from 0.40% to 0.50% depending on the leverage ratio.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, all of the outstanding shares of our common stock are beneficially owned by Exelis. After the spin-off, Exelis will not own any shares of our common stock.

The following tables provide information with respect to the anticipated beneficial ownership of our common stock by:

•	each of our shareholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our current directors and the directors following the spin-off;

•	each officer named in the summary compensation table under “Executive Compensation—Tabular Executive Compensation Disclosure”; and

•	all of our directors and executive officers following the spin-off as a group.

To the extent our directors and executive officers own Exelis common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of Exelis common stock. It is expected that, upon the consummation of the spin-off, the outstanding options and unvested restricted stock units held by Exelis employees who are becoming Vectrus employees will be converted from securities of Exelis into equivalent securities of Vectrus with the number and exercise price equitably determined to preserve the economic value of the previously held securities of Exelis.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity.

Immediately following the spin-off, we estimate that approximately 10 million shares of our common stock will be issued and outstanding, based on the number of shares of Exelis common stock expected to be outstanding as of the record date and based on the distribution ratio. The actual number of shares of our common stock outstanding following the spin-off will be determined on September 18, 2014, the record date.

Stock Ownership of Certain Beneficial Owners

We anticipate, based on information to our knowledge as of February 26, 2014, that the following entities will beneficially own more than 5% of our common stock after the spin-off.

Name and address of beneficial owner	Amount and nature of beneficial ownership of Exelis Inc. common stock	Percent of Class
BlackRock, Inc. (1)	19,756,568	10.5%

40 East 52nd Street, New York, NY 10022

AJO, LP (2)	12,062,390	6.4%

230 S. Broad Street, 20th Floor Philadelphia, PA 19102

Vanguard Group (3)	11,590,186	6.13%

100 Vanguard Blvd. Malvern, PA 19355

(1)	As reported on a Schedule 13G filed on January 10, 2014, BlackRock, Inc. has sole voting power with respect to 15,564,372 shares, shared voting power with respect to 0 shares, shared dispositive power with respect to 0 shares and sole dispositive power with respect to 19,756,568 shares.
(2)	As reported on a Schedule 13G filed on February 11, 2014, AJO, LP has sole voting power with respect to 7,127,790 shares, shared voting power with respect to 0 shares, shared dispositive power with respect to 0 shares and sole dispositive power with respect to 12,062,390 shares.
(3)	As reported on a Schedule 13G filed on February 12, 2014, Vanguard Group has sole voting power with respect to 118,057 shares, shared voting power with respect to 0 shares, and sole dispositive power with respect to 11,484,929 shares and shared dispositive power with respect to 105,257 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our company’s executive officers and directors, and any persons beneficially owning more than 10% of a registered class of our company’s equity securities, file reports of ownership and changes in ownership with the SEC within specified time periods. To our company’s knowledge, based upon a review of the copies of the reports furnished to our company and written representations that no other reports were required, all filing requirements were satisfied in a timely manner for the year ended December 31, 2013.

Stock Ownership of Officers and Directors

The following table shows, as of June 30, 2014, the beneficial ownership of Exelis common stock and options exercisable within 60 days by each Vectrus Non-employee Director, by each of the executive officers named in the summary compensation table set forth under “Executive Compensation—Tabular Executive Compensation Disclosure”, and by all Non-employee Directors and executive officers as a group. In addition, we have provided information about ownership of options and restricted stock units that provide economic linkage to Exelis common stock but do not represent actual beneficial ownership of shares.

The number of shares beneficially owned by each non-employee Director or executive officer has been determined under the rules of the SEC, which provide that beneficial ownership includes any shares as to which a person has the right to acquire beneficial ownership within 60 days through the exercise of any option or other right. Unless otherwise indicated, each non-employee Director or executive officer has sole dispositive and voting power or shares those powers with his or her spouse.

There were 188,325,004 shares of Exelis common stock outstanding on July 29, 2014.

Stock Ownership of Officers and Directors

Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Title of Class	Common Stock	Vested Options (1)	Unvested Restricted Stock Units	Total Shares Beneficially Owned	Percentage of Class Beneficially Owned
Non-Employee Directors
Louis J. Giuliano	Common Stock	—	—	—	—	—
Bradford J. Boston	Common Stock	—	—	—	—	—
Mary L. Howell	Common Stock	—	—	—	—	—
William F. Murdy	Common Stock	—	—	—	—	—
Melvin F. Parker	Common Stock	—	—	—	—	—
Eric M. Pillmore	Common Stock	—	—	—	—	—
Stephen L. Waechter	Common Stock	—	—	—	—	—
Phillip C. Widman	Common Stock	—	—	—	—	—

		Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Title of Class	Common Stock	Vested Options (1)	Unvested Restricted Stock Units	Total Shares Beneficially Owned	Percentage of Class Beneficially Owned
Named Executive Officers
Kenneth W. Hunzeker(2)	Common Stock	9,090	3,404	66,060	12,494	*
Matthew M. Klein	Common Stock	16	—	13,336	16	*
Janet L. Oliver	Common Stock	—	—	14,218	—	*
Kelvin R. Coppock	Common Stock	—	—	11,416	—	*
Charles A. Anderson	Common Stock	—	—	17,970	—	*
All Directors and Executive Officers as a Group (16 persons)	Common Stock	9,106	9,622	155,732	18,728	*

*	Less than 1%
(1)	Reflects stock options vesting within 60 days of June 30, 2014. More detail on outstanding option awards held by Messrs. Hunzeker, Klein, Coppock and Anderson, and Ms. Oliver is provided in the “Outstanding Equity Awards At Fiscal Year End” table under “Executive Compensation”.
(2)	With respect to Mr. Hunzeker, 23,973 restricted stock units and 45,573 stock options vest on November 7, 2014.

DESCRIPTION OF CAPITAL STOCK

General

Prior to the distribution date, our Board of Directors and Exelis, as our sole shareholder, will approve and adopt the amended and restated articles of incorporation and the amended and restated by-laws. Our amended and restated articles of incorporation authorize us to issue 100 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock. The following is a description of our capital stock. This description is not complete, and we qualify this description by referring to our amended and restated articles of incorporation and our amended and restated by-laws, which are attached as exhibits to our Registration Statement on Form 10, of which this information statement forms a part, and to the laws of the state of Indiana.

Common Stock

Dividend Rights. Under our amended and restated articles of incorporation, holders of our common stock are entitled to receive any dividends our Board of Directors may declare on the common stock, subject to the prior rights of the preferred stock. The Board of Directors may declare dividends from funds legally available for this purpose.

Voting Rights. Our common stock has one vote per share. The holders of our common stock are entitled to vote on all matters to be voted on by shareholders. Our amended and restated articles of incorporation do not provide for cumulative voting. This could prevent directors from being elected by a relatively small group of shareholders.

Liquidation Rights. After provision for payment of creditors and after payment of any liquidation preferences to holders of the outstanding preferred stock, if any, if we liquidate, dissolve or are wound up, whether voluntary or not, the holders of our common stock will be entitled to receive on a pro rata basis all assets remaining.

Other Rights. Our common stock is not liable for further calls or assessment. The holders of our common stock are not currently entitled to subscribe for or purchase additional shares of our capital stock. Our common stock is not subject to redemption and does not have any conversion or sinking fund provisions.

Preferred Stock

Our Board of Directors has the authority, without other action by shareholders, to issue preferred stock in one or more series. The holders of our preferred stock do not have the right to vote, except as our Board of Directors establishes, or as provided in our amended and restated articles of incorporation or as determined by state law.

The Board of Directors has the authority to determine the terms of each series of preferred stock, within the limits of our amended and restated articles of incorporation, our amended and restated by-laws and the laws of the state of Indiana. These terms include the number of shares in a series, the consideration, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights, if any. Such determinations are to be accomplished by an amendment to our amended and restated articles of incorporation, which amendment may, except as otherwise provided by law, be made solely by action of our Board of Directors.

Effects on Our Common Stock if We Issue Preferred Stock

If we issue preferred stock, it may negatively affect the holders of our common stock. These possible negative effects include the following:

•	diluting the voting power of shares of our common stock;

•	affecting the market price of our common stock;

•	delaying or preventing a change in control of our company;

•	making removal of our present management more difficult; or

•	restricting dividends and other distributions on our common stock.

Provisions of Our Amended and Restated Articles of Incorporation and Amended and Restated By-Laws That Could Delay or Prevent a Change in Control

Certain provisions of our amended and restated articles of incorporation and amended and restated by-laws may delay or make more difficult unsolicited acquisitions or changes of control of our company. We believe that such provisions will enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our Board of Directors to be in the best interests of our company, our shareholders and certain other constituents. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of our company, although a majority of our shareholders might consider such proposals, if made, desirable. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our Board of Directors. These provisions include:

•	a classified Board of Directors;

•	the availability of capital stock for issuance from time to time at the discretion of our Board of Directors;

•	the ability of our Board of Directors to increase the size of the board and to appoint directors to fill newly-created directorships;

•	prohibitions against shareholders calling a special meeting of shareholders; and

•	requirements for advance notice for raising business or making nominations at shareholders’ meetings.

Classified Board of Directors

Our Board of Directors will be divided into three classes that will be, as nearly as possible, of equal size. The initial terms of the Class I, Class II and Class III directors will expire at the annual meeting in each of 2015, 2016 and 2017, respectively, and in each case, when any successor has been duly elected and qualified. Upon the expiration of each initial term, directors will subsequently serve three-year terms if renominated and reelected. The proposed Class I directors will include Kenneth W. Hunzeker, Bradford J. Boston and Phillip C. Widman, the proposed Class II directors will include Louis J. Giuliano, Mary L. Howell and Eric M. Pillmore, and the proposed Class III directors will include William F. Murdy, Melvin F. Parker and Stephen L. Waechter.

Authorized But Unissued Capital Stock

The authorized but unissued shares of our common stock and preferred stock will be available for future issuance without shareholder approval. Indiana law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply to us so long as our common stock remains listed on the New York Stock Exchange, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock. We may issue additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

Our board may be able to issue shares of unissued and unreserved common or preferred stock to persons friendly to current management. This issuance may render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. This could possibly deprive our shareholders of opportunities to sell their shares of our stock at prices higher than prevailing market prices. Our board could also use these shares to dilute the ownership of persons seeking to obtain control of our company.

Number of Directors; Filling of Vacancies

Our amended and restated articles of incorporation provide that the Board of Directors will have at least three and at most 25 directors. The size of the board may be changed only by a majority vote of the Board of Directors. A majority of the board determines the exact number of directors at any given time. Directors may be removed only for cause and the board fills any new directorships it creates and any other vacancies. Accordingly, our board may be able to prevent any shareholder from obtaining majority representation on the board by increasing the size of the board and filling the newly-created directorships with its own nominees.

Special Meetings

Our amended and restated articles of incorporation and amended and restated by-laws provide that only the chairman of the board or a majority of our board may call a special meeting of shareholders. This provision may delay or prevent a shareholder from removing a director from the board or from gaining control of the board.

Advance Notice Provisions

Our amended and restated by-laws require that for a shareholder to nominate a director or bring other business before an annual meeting, the shareholder must give written notice, in proper form, to our Secretary not less than 90 calendar days and no more than 120 calendar days prior to the date corresponding to the date on which we first mailed our proxy materials for the prior year’s annual meeting. If no annual meeting was held in the previous year, such written notice must be received no earlier than 120 calendar days prior to the annual meeting and not later than 90 calendar days prior to the annual meeting or 10 calendar days following the date on which public announcement of the date of the meeting is first made.

Only persons who are nominated by, or at the direction of, our Board of Directors, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary of Vectrus prior to a meeting at which directors are to be elected, will be eligible for election as directors of Vectrus. The notice of any nomination for election as a director must set forth:

•	the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated;

•	a representation that the shareholder is a holder of record of our stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

•	a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination or nominations are to be made by the shareholder;

•	such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by our board;

•	the consent of each nominee to serve as a director if so elected; and

•	if the shareholder intends to solicit proxies in support of such shareholder’s nominee(s), a representation to that effect.

The notice to bring any other matter a shareholder proposes to bring before an annual meeting must also set forth:

•	a brief description of the proposal and the reasons therefor;

•	if the proposal involves an amendment to our amended and restated articles of incorporation or amended and restated by-laws, the language of the proposed amendment;

•	any material interest of the shareholder in the proposal; and

•	if the shareholder intends to solicit proxies with respect to the proposal, a representation to that effect.

Our amended and restated by-laws limit the business that may be conducted at a special meeting to the purposes stated in the notice of the meeting.

The advance notice provisions may delay a person from bringing matters before a shareholder meeting. The provisions may provide enough time for us to begin litigation or take other steps to respond to these matters, or to prevent them from being acted upon, if we find it desirable.

Choice of Forum

Our amended and restated bylaws will provide that a Circuit or Superior Court of Marion County, Indiana or the United States District Court for the Southern District of Indiana will be the exclusive forums for (i) any action asserting a claim of breach of a fiduciary duty owed to us by our directors, officers, employees or agents, (ii) any action asserting a claim against us arising pursuant to any provision of the Indiana Business Corporation Law, the amended and restated certificate of incorporation or the amended and restated by-laws or (iii) any action asserting a claim otherwise relating to our internal affairs including, but not limited to, any derivative action brought on our behalf. It is possible that a court could rule that this provision is not applicable or is unenforceable. We may consent in writing to alternative forums. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated bylaws.

Certain Provisions of the Indiana Business Corporation Law

As an Indiana corporation, we are governed by the Indiana Business Corporation Law, or the IBCL. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisitions or changes of control of our company. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.

Control Share Acquisitions. Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Section 23-1-44 of the IBCL.

Under the IBCL, “control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges of voting power:

•	one-fifth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more.

“Control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. “Issuing public corporation” means a corporation which is organized in Indiana and has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or assets having a fair market value of more than $1,000,000 within Indiana and either (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares beneficially owned by Indiana residents or (C) 1,000 shareholders resident in Indiana.

The above provisions do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or by-laws, including a board adopted by-law, provide that they do not apply. Our amended and restated articles of incorporation and amended and restated by-laws do not currently exclude us from the restrictions imposed by the above provisions.

Certain Business Combinations. Sections 23-1-43-1 to 23-1-43-24 of the IBCL restrict the ability of a “resident domestic corporation” to engage in any combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the Board of Directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shares or the offer meets specified fair price criteria. For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterested shares. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our amended and restated articles of incorporation do not exclude us from the restrictions imposed by the above provisions.

Directors’ Duties and Liability. Under Section 23-1-35-1 of the IBCL, directors are required to discharge their duties:

•	in good faith;

•	with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

•	in a manner the directors reasonably believe to be in the best interests of the corporation.

However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director’s office and the action or failure to act constitutes willful misconduct or recklessness.

The exoneration from liability under the IBCL does not affect the liability of directors for violations of the Federal securities laws.

Section 23-1-35-1 of the IBCL also provides that a Board of Directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation’s shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Directors are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Section 23-1-35-1 specifically provides that specified judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of the business judgment rule under the IBCL.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Following the spin-off, we expect to have our common stock listed on the New York Stock Exchange under the ticker symbol “VEC”.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of common stock that Exelis shareholders will receive in the distribution. This information statement does not contain all of the information contained in the Registration Statement on Form 10 and the exhibits and schedules to the Registration Statement on Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, reference is made to the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10, which are on file at the offices of the SEC. Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Registration Statement on Form 10. Each statement is qualified in all respects by the relevant reference.

You may inspect and copy the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10 that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Registration Statement on Form 10, including the exhibits and schedules to the Registration Statement on Form 10.

Our Internet site and the information contained on that site, or connected to that site, are not incorporated into the information statement or the Registration Statement on Form 10.

As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.

We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO COMBINED FINANCIAL STATEMENTS

MISSION SYSTEMS BUSINESS OF EXELIS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Exelis Inc.

McLean, Virginia

We have audited the accompanying combined balance sheets of the Mission Systems business of Exelis Inc. (the “Company”) as of December 31, 2013 and 2012, and the related combined statements of income, parent company equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2013. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Mission Systems business of Exelis Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the accompanying combined financial statements have been derived from the consolidated and combined financial statements and accounting records of Exelis Inc. The combined financial statements also include expense allocations for certain corporate functions historically provided by Exelis Inc. These allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate entity apart from Exelis Inc. Included in Note 10 to the combined financial statements is a summary of transactions with related parties.

/s/ DELOITTE & TOUCHE LLP
McLean, Virginia

March 7, 2014

COMBINED STATEMENTS OF INCOME

MISSION SYSTEMS BUSINESS OF EXELIS INC.

	Years Ended December 31,
(In millions)	2013	2012	2011
Revenue	$1,512	$1,828	$1,806

Cost of revenue	1,297	1,636	1,648
Selling, general and administrative expenses	84	82	71

Operating income	131	110	87
Income tax expense	47	35	33

Net income	$84	$75	$54

The accompanying notes are an integral part of the Combined Financial Statements.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

MISSION SYSTEMS BUSINESS OF EXELIS INC.

	Years Ended December 31,
(In millions)	2013	2012	2011
Net income	$84	$75	$54

Other comprehensive income (loss), net of tax
Net foreign currency translation adjustments	1	1	(2)

Other comprehensive income (loss), net of tax	1	1	(2)

Total comprehensive income	$85	$76	$52

The accompanying notes are an integral part of the Combined Financial Statements.

COMBINED BALANCE SHEETS

MISSION SYSTEMS BUSINESS OF EXELIS INC.

	December 31,
(In millions)	2013	2012
Assets
Current assets
Cash and cash equivalents	$10	$14
Receivables	228	329
Other current assets	17	15

Total current assets	255	358

Plant, property and equipment, net	9	10
Goodwill	222	222
Other non-current assets	3	1

Total non-current assets	234	233

Total assets	$489	$591

Liabilities and Parent Company Equity
Current liabilities
Accounts payable	$111	$162
Advance payments and billings in excess of costs	12	12
Compensation and other employee benefits	50	71
Deferred tax liability	24	45
Other accrued liabilities	11	10

Total current liabilities	208	300

Deferred tax liability	75	70
Other non-current liabilities	15	20

Total non-current liabilities	90	90

Total liabilities	298	390

Commitments and contingencies (Note 11)
Parent company equity
Parent company investment	192	203
Accumulated other comprehensive loss	(1)	(2)

Total parent company equity	191	201

Total liabilities and parent company equity	$489	$591

The accompanying notes are an integral part of the Combined Financial Statements.

COMBINED STATEMENTS OF CASH FLOWS

MISSION SYSTEMS BUSINESS OF EXELIS INC.

	Years Ended December 31,
(In millions)	2013	2012	2011
Operating Activities
Net income	$84	$75	$54
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	3	3	3
Changes in assets and liabilities
Change in receivables	101	25	(131)
Change in other assets	(4)	(1)	3
Change in accounts payable	(51)	11	78
Change in advance payments and billings in excess of costs	—	(6)	3
Change in deferred taxes	(16)	(7)	42
Compensation and other employee benefits	(21)	8	26
Change in other liabilities	(4)	8	(43)

Net cash provided by operating activities	92	116	35

Investing Activities
Capital expenditures	(2)	(3)	(3)

Net cash used in investing activities	(2)	(3)	(3)

Financing Activities
Transfer to Parent, net	(95)	(114)	(17)

Net cash used in financing activities	(95)	(114)	(17)

Exchange rate effect on cash and cash equivalents	1	1	(2)

Net change in cash and cash equivalents	(4)	—	13
Cash and cash equivalents—beginning of year	14	14	1

Cash and cash equivalents—end of year	$10	$14	$14

Supplemental disclosures of cash flow information
Income taxes paid (net of refunds received)	$63	$44	$(9)

The accompanying notes are an integral part of the Combined Financial Statements.

COMBINED STATEMENTS OF PARENT COMPANY EQUITY

MISSION SYSTEMS BUSINESS OF EXELIS INC.

	December 31,
(In millions)	2013	2012	2011
Parent company investment
Parent company investment, beginning balance	$203	$242	$205
Net income	84	75	54
Net transfer to parent	(95)	(114)	(17)

Parent company investment, ending balance	$192	$203	$242

Accumulated other comprehensive loss
Accumulated other comprehensive loss, beginning balance	$(2)	$(3)	$(1)
Net foreign currency translation adjustments	1	1	(2)

Accumulated other comprehensive loss, ending balance	$(1)	$(2)	$(3)

Total parent company equity
Total parent company equity, beginning balance	$201	$239	$204
Net change in parent company investment	(11)	(39)	37
Net change in accumulated other comprehensive loss	1	1	(2)

Total parent company equity, ending balance	$191	$201	$239

The accompanying notes are an integral part of the Combined Financial Statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

(DOLLARS IN MILLIONS, UNLESS OTHERWISE STATED)

NOTE 1

DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Separation from Exelis Inc.

On December 11, 2013, Exelis Inc. announced that its Board of Directors approved a plan to spin-off to Exelis shareholders its military and government services business in the form of a new independent company named Vectrus, Inc. (“Vectrus”). Unless the context otherwise requires, references in these notes to “we,” “us,” “our,” “the Company” and “our company” refer to the Mission Systems business of Exelis Inc. and its combined subsidiaries. References in these notes to “Exelis” or “parent” refer to Exelis Inc., an Indiana corporation, and its consolidated subsidiaries (other than the Company and its combined subsidiaries), unless the context otherwise requires. Vectrus was incorporated in Indiana on February 4, 2014.

The spin-off is conditioned on, among other things, final approval of the transaction by the Exelis Board of Directors and receipt of an opinion of tax counsel to the effect that the spin-off will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended.

The Company expects to issue third-party debt based on the anticipated initial post-spin-off capital structure of the Company.

Our Business

The Company is a leading provider of infrastructure asset management, logistics and supply chain management, and information technology and network communication services to the U.S. government worldwide. The Company operates in 18 countries across four continents and its services include operations, maintenance, management, engineering and sustainment for physical assets including a wide variety of facilities, information technology, network and communication systems, vehicles and equipment. We operate in a single reportable segment. Our primary customer is the Department of Defense (DoD) with a high concentration in the U.S. Army, followed by the U.S. Air Force and U.S. Navy.

Principles of Combination and Basis of Presentation

The Combined Financial Statements have been prepared on a stand-alone basis and are derived from the consolidated and combined financial statements and accounting records of Exelis. The Combined Financial Statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States of America (GAAP).

All intracompany transactions between our businesses have been eliminated. All intercompany transactions between us and Exelis have been included in these Combined Financial Statements and are considered to be effectively settled for cash in the Combined Financial Statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity, and in the Combined Balance Sheets and Combined Statements of Parent Company Equity as “parent company investment.”

Our Combined Financial Statements include expenses of Exelis allocated to us for certain functions provided by Exelis, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, insurance and stock-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measures. Both we and Exelis consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented.

Management believes such allocations are reasonable. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following our separation from Exelis, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by Exelis under a transition services agreement, which will generally have a term of one year or less. In addition to the transition services agreement, we will enter into commercial arrangements with Exelis in connection with the spin-off, several of which are expected to have terms longer than one year.

Exelis uses a centralized approach to cash management and financing of its operations. The majority of our cash is transferred to Exelis daily and Exelis funds our operating and investing activities as needed. Cash transfers to and from the cash management accounts of Exelis are reflected in the Combined Statements of Cash Flows as “transfers to parent, net.”

The Combined Financial Statements also include the push down of certain assets and liabilities that have historically been held at the Exelis corporate level but are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by Exelis at the corporate level are not specifically identifiable to the Company and therefore were not allocated to us for any of the periods presented. Cash and cash equivalents in our Combined Balance Sheets represent primarily cash held locally by entities included in our Combined Financial Statements. Third-party debt and the related interest expense of Exelis were not allocated to us for any of the periods presented as we are not the legal obligor of the debt and the Exelis borrowings were not directly attributable to our business.

See Note 10, “Related Party Transactions and Parent Company Equity,” for further description of the transactions between us and Exelis.

Parent Company Investment

Parent company investment in the Combined Balance Sheets represents the historical investment of Exelis in us. See “Principles of Combination and Basis of Presentation” above and Note 10, “Related Party Transactions and Parent Company Equity,” for additional information.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Estimates are revised as additional information becomes available. Estimates and assumptions are used for, but not limited to, revenue recognition, income tax contingency accruals and valuation allowances, fair value and impairment of goodwill, and valuation of assets and certain contingent liabilities. Actual results could differ from these estimates.

Revenue Recognition

As a defense contractor engaging in long-term contracts, the majority of our revenue is derived from long-term service contracts for which revenue is recognized under the percentage-of-completion method based on units of delivery or percentage of costs incurred to total costs. For units of delivery, revenue and profits are recognized based upon the ratio of actual units delivered to estimated total units to be delivered under the contract. Under the cost-to-total cost method, revenue is recognized based upon the ratio of costs incurred to estimated total costs at completion. Revenue under cost-reimbursement contracts is recorded as costs are incurred and includes estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs. Revenue and profits on time-and-material type contracts are recognized based on billable rates multiplied by direct labor hours incurred plus material and other reimbursable costs incurred. The completed contract method is utilized when reasonable and reliable cost estimates for a project cannot be made. Amounts invoiced to customers in excess of revenue recognized are recorded as deferred revenue, until the revenue recognition criteria are satisfied, and are recorded as advance payments and billings in excess of costs in the accompanying Combined Balance Sheets. Revenue that is earned and recognized in excess of amounts invoiced is recorded as a component of receivables.

During the performance of long-term sale contracts, estimated final contract prices and costs are reviewed periodically and revisions are made as required and recorded in income in the period in which they are determined. Additionally, the fees under certain contracts may be increased or decreased in accordance with cost or performance incentive provisions which measure actual performance against established targets or other criteria. Such incentive fee awards or penalties are included in revenue when there is sufficient information to reasonably assess anticipated contract performance. Amounts representing contract change orders, claims, requests for equitable adjustment, or limitations in funding on contracts are recorded only if it is probable the claim will result in additional contract revenue and the amounts can be reliably estimated. Provisions for estimated losses on uncompleted long-term contracts are made in the period in which such losses are determined and are recorded as a component of cost of revenue. Contract revenue and cost estimates are reviewed and reassessed periodically. Changes in these estimates could result in recognition of cumulative catch-up adjustments to the contract’s inception to date revenue, cost of revenue and profit in the period in which such changes are made, based on a contract’s percentage completion. Changes in revenue and cost estimates could also result in a forward loss or an adjustment to a forward loss. For the years ended December 31, 2013, 2012, and 2011 net favorable cumulative catch-up adjustments related to prior periods increased operating income by approximately $38 million, $11 million and $26 million, respectively. Two contracts accounted for 44%, 56% and 84% of the 2013, 2012 and 2011 net favorable cumulative catch-up adjustments.

For the year ended December 31, 2013, we generated approximately 92% of our total revenue from the U.S. Army of which our four largest contracts amounted to approximately $1.0 billion or 69% of our revenue.

Income taxes

Our income taxes as presented are calculated on a separate tax return basis, although our operations have historically been included in U.S. Federal and state tax returns or non-U.S. jurisdictions tax returns of Exelis. With the exception of certain dedicated foreign entities, we do not maintain taxes payable to or receivable from our parent and we are deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in parent company investment.

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. In assessing the need for a valuation allowance, we look to the future reversal of existing taxable temporary differences, taxable income in carryback years, the feasibility of tax planning strategies and estimated future taxable income. The valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates.

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Combined Financial Statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Foreign Currency Translation

The financial statements of combined international businesses, for which the functional currency is not the U.S. dollar, are translated into U.S. dollars. Balance sheet accounts are translated at the exchange rate in effect at the end of each period; income statement accounts are translated at the average rates of exchange prevailing during the period. Gains and losses on foreign currency translations are reflected in the accumulated other comprehensive income/loss component of parent company equity. Net gains or losses from foreign currency transactions are reported in Selling, General and Administrative (SG&A) expenses and have historically been immaterial.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Receivables

Receivables include amounts billed and currently due from customers, amounts currently due but unbilled, certain estimated contract change amounts, estimates related to expected award fees, claims or requests for equitable adjustment in negotiation that are probable of recovery, and amounts retained by the customer pending contract completion.

Plant, Property and Equipment, Net

Plant, property and equipment, net are stated at cost less accumulated depreciation. Major improvements are capitalized at cost while expenditures for maintenance, repairs and minor improvements are expensed. For asset sales or retirements, the assets and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

Depreciation is generally computed using either an accelerated or straight-line method and is based on estimated useful lives or lease term as follows:

Years
Buildings and improvements	5 – 40
Machinery and equipment	2 – 10
Furniture, fixtures, and office equipment	3 – 7

Operating Leases

Many of our real property lease agreements contain incentives for tenant improvements, rent holidays, or rent escalation clauses. For incentives for tenant improvements, the Company records a deferred rent liability and amortizes the deferred rent over the term of the lease as a reduction to rent expense. For rent holidays and rent escalation clauses during the lease term, the Company records minimum rental expenses on a straight-line basis over the term of the lease. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement.

Long-Lived Asset Impairment

Long-lived assets, including other intangible assets with finite lives, are tested for impairment whenever events or changes in circumstances indicate their carrying value may not be recoverable. We assess the recoverability of long-lived assets based on the undiscounted future cash flow the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, we reduce the carrying value of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.

Goodwill

Goodwill represents purchase consideration paid in a business combination that exceeds the values assigned to the net assets of acquired businesses. Goodwill is not amortized, but instead is tested for impairment annually (or more frequently if impairment indicators arise, such as changes to the reporting unit structure or significant adverse changes in the business climate). We conduct our annual impairment testing on the first day of the fourth fiscal quarter. We perform this review at the reporting unit level, which is one level below our one reportable segment. The impairment test is a two-step test. In the first step, the estimated fair value of the reporting unit is compared to the carrying value of the net assets assigned to the reporting unit. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and the second step of the impairment test is not performed. If the carrying value of the reporting unit exceeds its estimated fair value, then the second step of the impairment test is performed in order to measure the impairment loss to be recorded. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference. We estimate the fair value of our reporting unit using an income approach. Under the income approach, we estimate fair value based on the present value of estimated future cash flows.

Stock-Based Compensation

We recognize stock-based compensation expense primarily within SG&A expenses based on the grant date fair values, net of estimated forfeitures, for all share-based awards granted over the requisite service periods of the awards, which is generally equivalent to the vesting terms. Stock based compensation expense related to our employees was $2 million, $1 million and $1 million in 2013, 2012 and 2011, respectively.

Segment Information

Management has concluded that the Company operates in one segment based upon the information used by the chief operating decision maker in evaluating the performance of the Company’s business and allocating resources and capital. While we perform services worldwide, all of our 2013 revenue was with the U.S. government.

Commitments and Contingencies

We record accruals for commitments and loss contingencies when they are probable of occurrence and the amounts can be reasonably estimated. In addition, legal fees are accrued for cases where a loss is probable and the related fees can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount of loss. We review these accruals quarterly and adjust the accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other updated information.

Accruals for environmental matters are recorded on a site by site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. Our estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted quarterly as assessment and remediation efforts progress or as additional technical or legal information become available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Accruals for environmental liabilities are included primarily in other non-current liabilities at undiscounted amounts and exclude claims for recoveries from insurance companies or other third parties. Recoveries from insurance companies or other third parties are included primarily in other non-current assets when the recovery is probable.

NOTE 2

RECENT ACCOUNTING PRONOUNCEMENTS

New pronouncements issued but not effective until after December 31, 2013 are not expected to have a material impact on our financial position, results of operations or cash flows.

NOTE 3

COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

The following tables present financial information underlying certain balance sheet captions.

Other current assets

Other current assets were composed of the following as of December 31:

(In millions)	2013	2012
Inventory	$6	$5
Prepaid assets	11	7
Other	—	3

Total	$17	$15

Compensation and other employee benefits

Compensation and other employee benefits were composed of the following as of December 31:

(In millions)	2013	2012
Accrued salaries and wages	$26	$44
Accrued bonus	4	6
Accrued employee benefits	20	21

Total	$50	$71

NOTE 4

INCOME TAXES

Our operating results have been included in the consolidated U.S. Federal and state income tax returns of Exelis as well as included in many of the tax filings of Exelis for non-U.S. jurisdictions. Amounts presented in these Combined Financial Statements related to income taxes have been determined on a separate return basis. Our contribution to the tax losses and tax credits of Exelis on a separate return basis has been included in these financial statements. Our separate return basis tax losses and tax credits may not reflect the tax positions taken or to be taken by Exelis. In many cases the tax losses and tax credits we generated have been available for use by Exelis and may remain with Exelis after the separation from Exelis.

The source of pre- tax income and the components of income tax expense at December 31, 2013, 2012 and 2011, respectively, are as follows:

($ In millions)	2013	2012	2011
Total income components
United States	$131	$110	$87
Income tax expense components
Current income tax provision
United States—Federal	$62	$41	$(11)
United States—state and local	1	—	—
Foreign	—	1	2

Total current income tax provision	$63	$42	$(9)

Deferred income tax provision
United States—Federal	$(16)	$(2)	$40
United States—state and local	—	(5)	2

Total deferred income tax provision	$(16)	$(7)	$42

Total income tax expense	$47	$35	$33

Effective income tax rate	35.9%	31.8%	37.9%

A reconciliation of the income tax provision at the U.S. statutory rate to the effective income tax rate as reported is as follows:

	2013	2012	2011
Tax provision at U.S. statutory rate	35.0%	35.0%	35.0%
State and local income tax, net of Federal benefit	0.5	(2.9)	2.1
Other	0.4	(0.3)	0.8

Effective income tax rate	35.9%	31.8%	37.9%

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates in effect for the year in which we expect the differences will reverse. Deferred tax assets and liabilities include the following:

(In millions)	2013	2012
Deferred Tax Assets:
Inventory	$4	$4
Compensation and benefits	2	2
Contingency reserves	2	2
Other	3	4

Total deferred tax assets	$11	$12
Deferred Tax Liabilities:
Goodwill	$(74)	$(70)
Property, Plant, and Equipment	(3)	(3)
Unbilled receivables	(33)	(54)

Total deferred tax liabilities	$(110)	$(127)

Deferred taxes are classified in the Combined Balance Sheets as follows:

(In millions)	2013	2012
Current liabilities	$24	$45
Non-current liabilities	75	70

Net deferred tax liabilities	$99	$115

Uncertain Tax Position

A reconciliation of the beginning and ending amount of unrecognized tax benefits as of December 31, 2013, 2012 and 2011 is as follows:

(In millions)	2013	2012	2011
Unrecognized tax benefits—January 1,	$13	$1	$12
Additions for:
Current year tax positions	2	12	0
Reductions for:
Prior year tax positions	(6)	—	(11)

Unrecognized tax benefits—December 31,	$9	$13	$1

As of December 31, 2013, 2012, and 2011, there were no unrecognized tax benefits that would, if recognized, affect the effective tax rate. We do not believe that the uncertain tax positions will significantly change within twelve months of the reporting date.

In many cases, unrecognized tax benefits are related to tax years that remain subject to examination by the relevant taxing authorities. The following table summarizes the earliest open tax years by major jurisdiction:

Jurisdiction	Earliest Open Year
United States	2009

We classify interest relating to tax matters as a component of interest expense and tax penalties as a component of income tax expense in our Combined Statement of Income. During 2013, 2012 and 2011, we did not recognize any expense related to tax matters. As of December 31, 2013, 2012, and 2011, we had no interest accrued for tax matters.

NOTE 5

RECEIVABLES

Receivables were composed of the following at December 31:

	2013	2012
(In millions)
Billed receivables	$69	$82
Unbilled contract receivables	159	247

Receivables	$228	$329

All billed receivables are due from the U.S. government, either directly or as subcontractor with the government at December 31, 2013 and 2012, respectively. Because the Company’s billed receivables are with the U.S. government, the Company does not have material credit risk exposure.

Unbilled contract receivables represent revenue recognized on long-term contracts in excess of amounts billed as of the balance sheet date. We expect to bill and collect substantially all of the December 31, 2013 unbilled contract receivables during the next twelve months.

NOTE 6

PLANT, PROPERTY AND EQUIPMENT, NET

Plant, property and equipment, net consisted of the following at December 31:

	2013	2012
Buildings and improvements	$7	$7
Machinery and equipment	12	10
Furniture, fixtures and office equipment	1	1

Plant, property and equipment, gross	20	18
Less—accumulated depreciation	(11)	(8)

Plant, property and equipment, net	$9	$10

Depreciation expense of plant, property and equipment, net was $3 million, $3 million and $3 million in 2013, 2012 and 2011, respectively.

NOTE 7

GOODWILL

There were no acquisitions during the years ended December 31, 2013 and 2012. Based upon our annual impairment tests, we determined no impairment of goodwill existed as of the measurement date in 2013 or 2012. Accordingly, goodwill had a carrying value of $222 million for all periods presented. However, future goodwill impairment tests could result in a charge to income. We will continue to evaluate goodwill on an annual basis as of the beginning of the fourth fiscal quarter and whenever events and changes in circumstances indicate there may be a potential impairment. Additionally, there have been no historical impairments of goodwill.

NOTE 8

LEASES AND RENTALS

The Company leases certain offices, manufacturing buildings, land, machinery, automobiles, computers and other equipment under operating leases. Such leases expire at various dates through 2018 and may include renewal and payment escalation clauses. The Company often pays maintenance, insurance and tax expense related to leased assets. Rental expenses under our operating leases were $10 million, $9 million and $10 million for 2013, 2012 and 2011, respectively. Future minimum operating lease payments under non-cancellable operating leases with an initial term in excess of one year as of December 31, 2013 are shown below.

(In millions)
2014	$2
2015	1
2016	1
2017	2
2018	1

Total future minimum lease payments	$7

NOTE 9

POSTRETIREMENT BENEFIT PLANS

Exelis sponsors numerous defined contribution savings plans, which allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with specified guidelines. Several of the plans require us to match a percentage of the employee contributions up to certain limits, generally 2%—6% of employee base pay. Our portion of the matching contributions charged to income amounted to $4 million, $6 million and $5 million for 2013, 2012 and 2011, respectively.

NOTE 10

RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY

The Combined Financial Statements have been prepared on a stand-alone basis and are derived from the consolidated and combined financial statements and accounting records of Exelis.

Allocation of General Corporate Expenses

The Combined Financial Statements include expense allocations for certain functions provided by Exelis as well as other Exelis employees not solely dedicated to the Company, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and stock-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measures. During 2013, 2012 and 2011, we were allocated $33 million, $36 million and $43 million, respectively, of general corporate expenses incurred by Exelis which is primarily included within SG&A expenses in the Combined Statements of Income.

The expense allocations from Exelis discussed above include costs associated with defined benefit pension and other postretirement benefit plans (the “Shared Plans”) sponsored by Exelis in which some of our employees participate. We account for such Shared Plans as multiemployer benefit plans. Accordingly, we do not record an asset or liability to recognize the funded status of the Shared Plans. Subsequent to the completion of the spin-off, the Company will not receive expense allocations for the Shared Plans and all assets and liabilities related to the Shared Plans will remain with Exelis.

The expense allocations have been determined on a basis that we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, functions outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Parent Company Equity

Net transfers to parent are included within parent company investment on the Combined Statements of Parent Company Equity. The components of the net transfers to parent as of December 31, 2013, 2012 and 2011 are as follows:

	December 31,
	2013	2012	2011
(In millions)
Cash pooling and general financing activities	$(182)	$(182)	$(36)
Corporate allocations including income taxes	87	68	19

Total net transfers to parent	$(95)	$(114)	$(17)

Subcontract Pending Novation

We intend to enter into a subcontract with Exelis pending the U.S. government’s agreement to novate one government contract to Exelis under which Exelis will be obligated to fulfill the terms of such government contract. Pursuant to the terms of the subcontract, we will be obligated to immediately deposit all proceeds we receive under such government contract into a bank account controlled by Exelis. We will work diligently with the U.S. government to finalize the novation of this contract and do not expect any disruptions in our business as a result of this process.

In support of ongoing business, we expect to enter into one or more subcontracts with Exelis, the terms of which will be negotiated at arm’s length, whereby either we or Exelis will serve as a subcontractor to the other on certain government contracts in the future.

NOTE 11

COMMITMENTS AND CONTINGENCIES

General

From time to time, we are involved in legal proceedings that are incidental to the operation of our businesses. Some of these proceedings seek remedies relating to environmental matters, personal injury claims, employment and pension matters, and commercial or contractual disputes.

Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including our assessment of the merits of the particular claim, we do not expect that any asserted or unasserted legal claims or proceedings, individually or in the aggregate, will have a material adverse effect on our cash flow, results of operations, or financial condition.

Environmental

In the ordinary course of business, we are subject to Federal, state, local, and foreign environmental laws and regulations. We are responsible, or are alleged to be responsible, for ongoing environmental investigation and remediation of multiple sites. These sites are in various stages of investigation and/or remediation and in many of these proceedings our liability is considered de minimis. We have received notification from the U.S. Environmental Protection Agency, and from similar environmental agencies, that a number of sites formerly or currently owned and/or operated by the Company, and other properties or water supplies that may be or have been impacted from the operations at those sites, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. These sites include instances where we have been identified as a potentially responsible party under Federal and state environmental laws and regulations.

Accruals for environmental matters are recorded on a site by site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies available to us. Our accrued liabilities for these environmental matters represent the best estimates related to the investigation and remediation of environmental media such as water, soil, soil vapor, air and structures, as well as related legal fees. These estimates, and related accruals, are reviewed quarterly and updated for progress of investigation and remediation efforts and changes in facts and legal circumstances. Liabilities for these environmental expenditures are recorded on an undiscounted basis.

It is difficult to estimate the final costs of investigation and remediation due to various factors, including incomplete information regarding particular sites and other potentially responsible parties, uncertainty regarding the extent of investigation or remediation and our share, if any, of liability for such conditions, the selection of alternative remedial approaches, and changes in environmental standards and regulatory requirements. We have estimated and accrued $4 million as of December 31, 2013 and 2012, for environmental matters. In our opinion, the total amount accrued is appropriate based on existing facts and circumstances known to us.

The following table illustrates the range of estimated loss and number of active sites for these environmental matters:

	December 31,
(In millions)	2013	2012
Low-end range	$3	$3
High-end range	$6	$6
Number of active environmental investigation and remediation sites	5	4

U.S. Government Contracts, Investigations and Claims

The Company has U.S. government contracts that are funded incrementally on a year-to-year basis. Changes in government policies, priorities or funding levels through agency or program budget reductions by the U.S. Congress or executive agencies could materially adversely affect the Company’s financial condition or results of operations. Furthermore, contracts with the U.S. government may be terminated or suspended by the U.S. government at any time, with or without cause. Such contract suspensions or terminations could result in un-reimbursable expenses or charges or otherwise adversely affect the Company’s financial condition and/or results of operations.

Departments and agencies of the U.S. government have the authority to investigate various transactions and operations of the Company, and the results of such investigations may lead to administrative, civil or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments or compensatory or treble damages. U.S. government regulations provide that certain findings against a contractor may lead to suspension or debarment from future U.S. government contracts or the loss of export privileges for a company or an operating division or subdivision. Suspension or debarment could have a material adverse effect on the Company because of its reliance on U.S. government contracts.

U.S. government agencies, including the Defense Contract Audit Agency (DCAA) and others, routinely audit and review a contractor’s performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. Accordingly, costs billed or billable to the U.S. government customers are subject to potential adjustment upon audit by such agencies. They also review the adequacy of the contractor’s compliance with government standards for its accounting and management internal control systems, including: control environment and accounting system, general information technology system, budget and planning system, purchasing system, material management system, compensation system, labor system, indirect and other direct costs system, billing system and estimating system. Audits currently underway include the Company’s control environment and accounting, billing, and indirect and other direct cost systems, as well as reviews of the Company’s compliance with certain U.S. government Cost Accounting Standards.

From time to time, U.S. government customers advise the Company of claims and penalties concerning certain potential disallowed costs. When such findings are presented, Exelis and the U.S. government representatives engage in discussions to enable Exelis to evaluate the merits of these claims as well as to assess the amounts being claimed. Where appropriate, provisions are made to reflect the expected exposure to the matters raised by the U.S. government representatives and such provisions are reviewed on a quarterly basis for sufficiency based on the most recent information available to us.

CONDENSED COMBINED STATEMENTS OF INCOME (UNAUDITED)

MISSION SYSTEMS BUSINESS OF EXELIS INC.

	Six Months Ended June 30,
(In millions)	2014	2013
Revenue	$617	$835

Cost of revenue	552	713
Selling, general and administrative expenses	38	45

Operating income	27	77
Income tax expense	10	27

Net income	$17	$50

The accompanying notes are an integral part of the Condensed Combined Financial Statements.

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

MISSION SYSTEMS BUSINESS OF EXELIS INC.

	Six Months Ended June 30,
(In millions)	2014	2013
Net income	$17	$50

Other comprehensive income (loss), net of tax
Net foreign currency translation adjustments	(1)	(1)

Other comprehensive income (loss), net of tax	(1)	(1)

Total comprehensive income	$16	$49

The accompanying notes are an integral part of the Condensed Combined Financial Statements.

CONDENSED COMBINED BALANCE SHEETS (UNAUDITED)

MISSION SYSTEMS BUSINESS OF EXELIS INC.

(In millions)	Exelis Distribution Pro Forma June 30, 2014	June 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$25	$9	$10
Receivables	237	242	228
Other current assets	14	14	17

Total current assets	276	265	255

Plant, property and equipment, net	9	9	9
Goodwill	216	222	222
Other non-current assets	11	3	3

Total non-current assets	236	234	234

Total assets	$512	$499	$489

Liabilities and Parent Company Equity
Current liabilities
Accounts payable	$115	$117	$111
Advance payments and billings in excess of costs	7	8	12
Compensation and other employee benefits	44	46	50
Deferred tax liability	12	17	24
Short-term debt	11	—	—
Other accrued liabilities	20	9	11

Total current liabilities	209	197	208

Long term debt	129	—	—
Deferred tax liability	82	81	75
Other non-current liabilities	11	15	15

Total non-current liabilities	222	96	90

Total liabilities	431	293	298

Commitments and contingencies (Note 9)
Parent company equity
Additional paid in capital	83	—	—
Parent company investment	—	208	192
Accumulated other comprehensive loss	(2)	(2)	(1)

Total parent company equity	81	206	191

Total liabilities and parent company equity	$512	$499	$489

The accompanying notes are an integral part of the Condensed Combined Financial Statements.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

MISSION SYSTEMS BUSINESS OF EXELIS INC.

	Six Months Ended June 30,
(In millions)	2014	2013
Operating Activities
Net income	$17	$50
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	2	1
Changes in assets and liabilities
Change in receivables	(14)	2
Change in other assets	3	(2)
Change in accounts payable	6	(27)
Change in advance payments and billings in excess of costs	(4)	2
Change in deferred taxes	(1)	(10)
Compensation and other employee benefits	(4)	(12)
Change in other liabilities	(2)	(3)

Net cash provided by operating activities	3	1

Investing Activities
Capital expenditures	(1)	—

Net cash used in investing activities	(1)	—

Financing Activities
Transfer (to) from Parent, net	(2)	4

Net cash (used in) provided by financing activities	(2)	4

Exchange rate effect on cash and cash equivalents	(1)	—

Net change in cash and cash equivalents	(1)	5
Cash and cash equivalents—beginning of year	10	14

Cash and cash equivalents—end of period	$9	$19

The accompanying notes are an integral part of the Condensed Combined Financial Statements.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(DOLLARS IN MILLIONS, UNLESS OTHERWISE STATED)

NOTE 1

DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Separation from Exelis Inc.

On December 11, 2013, Exelis Inc. announced that its Board of Directors approved a plan to spin-off to Exelis shareholders its military and government services business in the form of a new independent company named Vectrus, Inc. (“Vectrus”). Unless the context otherwise requires, references in these notes to “we,” “us,” “our,” “the Company” and “our company” refer to the Mission Systems business of Exelis Inc. and its combined subsidiaries. References in these notes to “Exelis” or “parent” refer to Exelis Inc., an Indiana corporation, and its consolidated subsidiaries (other than the Company and its combined subsidiaries), unless the context otherwise requires. Vectrus was incorporated in Indiana on February 4, 2014.

The spin-off is conditioned on, among other things, final approval of the transaction by the Exelis Board of Directors and receipt of an opinion of tax counsel to the effect that the spin-off will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended.

The Company expects to issue third-party debt based on the anticipated initial post-spin-off capital structure of the Company.

Our Business

The Company is a leading provider of infrastructure asset management, logistics and supply chain management, and information technology and network communication services to the U.S. government worldwide. The Company operates in 18 countries across four continents and its services include operations, maintenance, management, engineering and sustainment for physical assets including a wide variety of facilities, information technology, network and communication systems, vehicles and equipment. We operate in a single reportable segment. Our primary customer is the Department of Defense (DoD) with a high concentration in the U.S. Army, followed by the U.S. Air Force and U.S. Navy.

For the six months ended June 30, 2014, we generated approximately 86% of our total revenue from the U.S. Army of which our four largest contracts amounted to approximately $409 million or 66% of our revenue.

Principles of Combination and Basis of Presentation

The unaudited Condensed Combined Financial Statements have been prepared on a stand-alone basis and are derived from the consolidated and combined financial statements and accounting records of Exelis. The Condensed Combined Financial Statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States of America (GAAP).

The Condensed Combined Financial Statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and, in the opinion of management, reflect all adjustments (which include normal recurring adjustments) necessary for a fair presentation of the Company’s financial position, results of operations, and cash flows for the periods presented. Certain information and note disclosures normally included in financial statements prepared annually in accordance with GAAP have been condensed or omitted pursuant to such SEC rules. These financial statements should be read in conjunction with the audited Combined Financial Statements included in this information statement for the years ended December 31, 2013, 2012 and 2011. We believe that the disclosures included in these financial statements are adequate to make the information presented not misleading.

All intracompany transactions among our businesses have been eliminated. All intercompany transactions between us and Exelis have been included in these Condensed Combined Financial Statements and are considered to be effectively settled for cash in the Condensed Combined Financial Statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Condensed Combined Statements of Cash Flows as a financing activity, and in the Condensed Combined Balance Sheets as “Parent company investment.”

Our Condensed Combined Financial Statements include expenses of Exelis allocated to us for certain functions provided by Exelis, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, insurance and stock-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measures. Both we and Exelis consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following our separation from Exelis, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by Exelis under a transition services agreement, which will generally have a term of one year or less for most services to be provided. In addition to the transition services agreement, we will enter into commercial arrangements with Exelis in connection with the spin-off, several of which are expected to have terms longer than one year.

The accompanying unaudited pro forma condensed combined balance sheet as of June 30, 2014, is presented to give effect to the following:

a.	The incurrence of $140 million of indebtedness, debt incurrence costs of $5 million and net cash proceeds of $135 million.

b.	The distribution to Exelis of $119 million.

c.	The adjustment to deferred income taxes and other non-current assets, and the impact of, and transactions contemplated by, a Tax Matters Agreement between Vectrus and Exelis to be entered in connection with the spin-off.

d.	The adjustment to other long-term liabilities related to environmental liabilities that will be retained by Exelis.

e.	The adjustment to worker’s compensation, automobile, and general liabilities and associated assets that will be assumed by the Company in connection with the spin-off.

f.	The reclassification of the net investment of Exelis in the Company, which was recorded in additional paid-in-capital and the balancing entry to reflect par value of common stock at par value of $0.01 per share.

g.	The adjustment to reflect the transfer to Exelis of the financial position associated with the Tethered Aerostat Business of Exelis (TARS). The TARS business had been historically managed by us, but will be transferred to Exelis as part of the internal reorganization.

Exelis uses a centralized approach to cash management and financing of its operations. The majority of our cash is transferred to Exelis daily and Exelis funds our operating and investing activities as needed. Cash transfers to and from the cash management accounts of Exelis are reflected in the Condensed Combined Statements of Cash Flows as “Transfer (to) from Parent, net.”

The Condensed Combined Financial Statements also include the push down of certain assets and liabilities that have historically been held at the Exelis corporate level but are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by Exelis at the corporate level are not specifically identifiable to the Company and therefore were not allocated to us for any of the periods presented. Cash and cash equivalents in our Condensed Combined Balance Sheets represent primarily cash held locally by entities included in our Condensed Combined Financial Statements. Third-party debt and the related interest expense of Exelis were not allocated to us for any of the periods presented as we are not the legal obligor of the debt and the Exelis borrowings were not directly attributable to our business.

Our quarterly financial periods end on the Friday closest to the last day of the calendar quarter, except for the last quarterly period of the fiscal year, which ends on December 31. For ease of presentation, the quarterly financial statements included herein are described as ending on the last day of the calendar quarter. The results reported in these financial statements are not necessarily indicative of results that may be expected for the entire year.

See Note 8, “Related Party Transactions and Parent Company Equity,” for further description of the transactions between us and Exelis.

Parent Company Investment

Parent company investment in the Condensed Combined Balance Sheets represents the historical investment of Exelis in us. See “Principles of Combination and Basis of Presentation” above and Note 8, “Related Party Transactions and Parent Company Equity,” for additional information.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Estimates are revised as additional information becomes available. Estimates and assumptions are used for, but not limited to, revenue recognition, income tax contingency accruals and valuation allowances, fair value and impairment of goodwill, and valuation of assets and certain contingent liabilities. Actual results could differ from these estimates.

During the performance of long-term sales contracts, estimated final contract prices and costs are reviewed periodically and revisions are made as required and recorded in income in the period in which they are determined. Additionally, the fees under certain contracts may be increased or decreased in accordance with cost or performance incentive provisions which measure actual performance against established targets or other criteria. Such incentive fee awards or penalties are included in revenue when there is sufficient information to reasonably assess anticipated contract performance. Amounts representing contract change orders, claims, requests for equitable adjustment, or limitations in funding on contracts are recorded only if it is probable the claim will result in additional contract revenue and the amounts can be reliably estimated. Provisions for estimated losses on uncompleted long-term contracts are made in the period in which such losses are determined and are recorded as a component of cost of revenue. Contract revenue and cost estimates are reviewed and reassessed periodically. Changes in these estimates could result in recognition of cumulative catch-up adjustments to the contract’s inception to date revenue, cost of revenue and profit in the period in which such changes are made, based on a contract’s percentage completion. Changes in revenue and cost estimates could also result in a forward loss or an adjustment to a forward loss. For the six months ended June 30, 2014, net favorable cumulative catch-up adjustments related to prior periods did not increase operating income, as compared to an increase of approximately $26 million for the six months ended June 30, 2013. For the six months ended June 30, 2013, four contracts accounted for 84% of the net favorable cumulative catch-up adjustment.

NOTE 2

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued final guidance on revenue recognition, which provides a single, comprehensive revenue recognition model for all contracts with customers, aimed at improving comparability within industries, across industries, and across capital markets. The new guidance contains principles, including a five step approach, that an entity will apply to determine the measurement and timing of revenue recognition that will require an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also requires additional disclosures intended to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and the related cash flows. The guidance is effective for the first interim period within annual reporting periods beginning after December 15, 2016, and can be applied retrospectively to each prior reporting period presented (full retrospective method) or retrospectively with the cumulative effect of initial application of the guidance recognized in retained earnings (simplified transition method). Early adoption is not permitted. We are currently evaluating the potential impact of this guidance, but it could have a significant impact on the measurement and timing of revenue recognition, contract related asset and liability balances and financial statement disclosures.

The FASB recently issued final guidance aimed at reducing the frequency of disposals reported as discontinued operations by raising the threshold for a disposal to qualify as a discontinued operation, focusing on strategic shifts that have or will have a major effect on an entity’s operations and financial results. The guidance expands the disclosures for discontinued operations, but does not change the presentation requirements for discontinued operations in the income statement. The guidance is effective prospectively for annual periods beginning on or after December 15, 2014, with early adoption permitted, and would only apply to disposals completed subsequent to adoption. We will adopt this guidance on January 1, 2015.

Other new pronouncements issued but not effective until after June 30, 2014 are not expected to have a material impact on our financial position, results of operations or cash flows.

NOTE 3

COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

The following tables present financial information underlying certain balance sheet captions.

Other current assets

Other current assets were composed of the following:

(In millions)	June 30, 2014	December 31, 2013
Inventory	$4	$6
Prepaid assets	10	11

Total	$14	$17

Compensation and other employee benefits

Compensation and other employee benefits were composed of the following:

(In millions)	June 30, 2014	December 31, 2013
Accrued salaries and wages	$23	$26
Accrued bonus	3	4
Accrued employee benefits	20	20

Total	$46	$50

NOTE 4

INCOME TAXES

Effective Tax Rate

Our quarterly income tax expense is measured using an estimated annual effective income tax rate, adjusted for discrete items within the period. The comparison of effective income tax rates between periods is significantly affected by discrete items recognized during the periods, the level and mix of earnings by tax jurisdiction and permanent differences.

For the six months ended June 30, 2014, the Company recorded an income tax provision of $10 million or 35.7% of income from continuing operations before income tax expense compared to $27 million or 35.8% during the same prior year period. The effective income tax rate varies from the federal statutory rate of 35% primarily due to the impact of state taxes and non-deductible expenses.

Uncertain Tax Position

As of June 30, 2014 and December 31, 2013, unrecognized tax benefits were $9 million and $9 million, respectively, and would not, if recognized, affect the tax rate. We do not believe that uncertain tax positions will significantly change within twelve months of the reporting date.

NOTE 5

RECEIVABLES

Receivables were comprised of the following:

	June 30, 2014	December 31, 2013
(In millions)
Billed receivables	$76	$69
Unbilled contract receivables	166	159

Receivables	$242	$228

All billed receivables are due from the U.S. government, either directly or as subcontractor with the government, at June 30, 2014 and December 31, 2013. Because the Company’s billed receivables are with the U.S. government, the Company does not have a material credit risk exposure.

Unbilled contract receivables represent revenue recognized on long-term contracts in excess of amounts billed as of the balance sheet date. We expect to bill and collect substantially all of the June 30, 2014 unbilled contract receivables during the next twelve months.

NOTE 6

GOODWILL

There were no acquisitions during the six months ended June 30, 2014. Goodwill at June 30, 2014 of $222 million remained unchanged from December 31, 2013.

NOTE 7

POSTRETIREMENT BENEFIT PLANS

Exelis sponsors numerous defined contribution savings plans, which allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with specified guidelines. Several of the plans require us to match a percentage of the employee contributions up to certain limits, generally 2%-6% of employee base pay. Our portion of the matching contributions charged to income amounted to $2 million and $3 million for the six months ended June 30, 2014 and 2013, respectively.

NOTE 8

RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY

The Condensed Combined Financial Statements have been prepared on a stand-alone basis and are derived from the consolidated and combined financial statements and accounting records of Exelis.

Allocation of General Corporate Expenses

The Condensed Combined Financial Statements include expense allocations for certain functions provided by Exelis as well as other Exelis employees not solely dedicated to the Company, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and stock-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measures. During the six months ended June 30, 2014 and 2013, we were allocated $13 million, and $19 million, respectively, of general corporate expenses incurred by Exelis which is primarily included within selling, general and administrative expenses in the Condensed Combined Statements of Income.

The expense allocations from Exelis discussed above include costs associated with defined benefit pension and other postretirement benefit plans (the “Shared Plans”) sponsored by Exelis in which some of our employees participate. We account for such Shared Plans as multiemployer benefit plans. Accordingly, we do not record an asset or liability to recognize the funded status of the Shared Plans. Subsequent to the completion of the spin-off, the Company will not receive expense allocations for the Shared Plans and all assets and liabilities related to the Shared Plans will remain with Exelis.

The expense allocations have been determined on a basis that we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, functions outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Parent Company Equity

Net transfers from parent are included within parent company investment on the Condensed Combined Statements of Parent Company Equity. The components of the net transfers from parent for the periods ended June 30, 2014, and 2013 are as follows:

	June 30,
	2014	2013
(In millions)
Cash pooling and general financing activities	$(22)	$(47)
Corporate allocations including income taxes	20	51

Total net transfers (to) / from parent	$(2)	$4

Subcontract Pending Novation

We intend to enter into a subcontract with Exelis pending the U.S. government’s agreement to novate one government contract to Exelis under which Exelis will be obligated to fulfill the terms of such government contract. Pursuant to the terms of the subcontract, we will be obligated to immediately deposit all proceeds we receive under such government contract into a bank account controlled by Exelis. We will work diligently with the U.S. government to finalize the novation of this contract and do not expect any disruptions in our business as a result of this process.

In support of ongoing business, we expect to enter into one or more subcontracts with Exelis, the terms of which will be negotiated at arm’s length, whereby either we or Exelis will serve as a subcontractor to the other on certain government contracts in the future.

NOTE 9

COMMITMENTS AND CONTINGENCIES

General

From time to time, we are involved in legal proceedings that are incidental to the operation of our businesses. Some of these proceedings seek remedies relating to environmental matters, employment and pension matters, and commercial or contractual disputes.

Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including our assessment of the merits of each particular claim, we do not expect that any asserted or unasserted legal claims or proceedings, individually or in the aggregate, will have a material adverse effect on our cash flow, results of operations, or financial condition.

Environmental

In the ordinary course of business, we are subject to Federal, state, local, and foreign environmental laws and regulations. We are responsible, or are alleged to be responsible, for ongoing environmental investigation and remediation of multiple sites. These sites are in various stages of investigation and/or remediation and in many of these proceedings our liability is considered de minimis. We have received notification from the U.S. Environmental Protection Agency, and from other governmental agencies, that a number of sites formerly or currently owned and/or operated by the Company, and other properties or water supplies that may be or have been impacted from the operations at those sites, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. These sites include instances where we have been identified as a potentially responsible party under Federal and state environmental laws and regulations.

Accruals for environmental matters are recorded on a site by site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies available to us. Our accrued liabilities for these environmental matters represent the best estimates related to the investigation and remediation of environmental media such as water, soil, soil vapor, air and structures, as well as related legal fees. These estimates, and related accruals, are reviewed quarterly and updated for progress of investigation and remediation efforts and changes in facts and legal circumstances. Liabilities for these environmental expenditures are recorded on an undiscounted basis.

It is difficult to estimate the final costs of investigation and remediation due to various factors, including incomplete information regarding particular sites and other potentially responsible parties, uncertainty regarding the extent of investigation or remediation and our share, if any, of liability for such conditions, the selection of alternative remedial approaches, and changes in environmental standards and regulatory requirements. We have estimated and accrued $4 million as of June 30, 2014 and December 31, 2013, for environmental matters. In our opinion, the total amount accrued is appropriate based on existing facts and circumstances known to us.

The following table illustrates the range of estimated loss and number of active sites for these environmental matters:

(In millions)	June 30, 2014(A)	December 31, 2013
Low-end range	$3	$3
High-end range	$30	$6
Number of active environmental investigation and remediation sites	28	5

(A)	In June 2014, the Company received notice from the Department of Justice, Environmental and Natural Resources Division that it may be potentially responsible for contribution to the environmental investigation and remediation of multiple locations in Alaska. Pending further information, we have increased the number of active sites and high-end range of estimated loss based on our historical costs for similar matters.

U.S. Government Contracts, Investigations and Claims

The Company has U.S. government contracts that are funded incrementally on a year-to-year basis. Changes in government policies, priorities or funding levels through agency or program budget reductions by the U.S. Congress or executive agencies could materially adversely affect the Company’s financial condition or results of operations. Furthermore, contracts with the U.S. government may be terminated or suspended by the U.S. government at any time, with or without cause. Such contract suspensions or terminations could result in un-reimbursable expenses or charges or otherwise adversely affect the Company’s financial condition and/or results of operations.

Departments and agencies of the U.S. government have the authority to investigate various transactions and operations of the Company, and the results of such investigations may lead to administrative, civil or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments or compensatory or treble damages. U.S. government regulations provide that certain findings against a contractor may lead to suspension or debarment from future U.S. government contracts or the loss of export privileges for a company or an operating division or subdivision. Suspension or debarment could have a material adverse effect on the Company because of its reliance on U.S. government contracts.

U.S. government agencies, including the Defense Contract Audit Agency (DCAA) and others, routinely audit and review a contractor’s performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. Accordingly, costs billed or billable to the U.S. government customers are subject to potential adjustment upon audit by such agencies. They also review the adequacy of the contractor’s compliance with government standards for its accounting and management internal control systems, including: control environment and accounting system, general information technology system, budget and planning system, purchasing system, material management system, compensation system, labor system, indirect and other direct costs system, billing system and estimating system. Audits currently underway include the Company’s control environment and accounting, billing, and indirect and other direct cost systems, as well as reviews of the Company’s compliance with certain U.S. government Cost Accounting Standards.

From time to time, U.S. government customers advise the Company of claims and penalties concerning certain potential disallowed costs. When such findings are presented, Exelis and the U.S. government representatives engage in discussions to enable Exelis to evaluate the merits of these claims as well as to assess the amounts being claimed. Where appropriate, provisions are made to reflect the expected exposure to the matters raised by the U.S. government representatives and such provisions are reviewed on a quarterly basis for sufficiency based on the most recent information available to us.

NOTE 10

SUBSEQUENT EVENTS

We evaluated potential events occurring subsequent to June 30, 2014 and through the date the financial statements were issued and concluded that no subsequent events merited disclosure as of and for the six months ended June 30, 2014.